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As filed with the Securities and Exchange Commission on May 17, 2005

No. 333-122770

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 6
TO
FORM S-1
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

BOISE CASCADE COMPANY
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	5030 (Primary Standard Industrial Classification Code Number)	20-2807265 (I.R.S. Employer Identification Number)

1111 West Jefferson Street, Boise, Idaho 83702, Telephone: (208) 384-6161
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

John W. Holleran
Karen E. Gowland
Boise Cascade Company
1111 West Jefferson Street
Boise, Idaho 83702
Telephone: (208) 384-6161
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Dennis M. Myers, P.C. Carol Anne Huff Kirkland & Ellis LLP 200 East Randolph Drive Chicago, Illinois 60601 Telephone: (312) 861-2000	William V. Fogg Cravath, Swaine & Moore LLP 825 Eighth Avenue New York, New York 10019 Telephone: (212) 474-1000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

            If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☐

            If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

            If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

            If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

            If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Unit(2)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)

Class A Common Stock, par value $0.01 per share	18,400,000	$26.00	$478,400,000	$56,307.68

(1)
Includes amount attributable to shares of Class A common stock that may be purchased by the underwriters under an option to purchase additional shares at the public offering price less the underwriters' discount.
(2)
Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(a) under the Securities Act of 1933, as amended.
(3)
Previously paid.

            The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated May 17, 2005.

16,000,000 Shares

Boise Cascade Company

Class A Common Stock

          This is the initial public offering of shares of Class A common stock of Boise Cascade Company. All of the 16,000,000 shares of Class A common stock are being sold by Boise Cascade Company. Boise Cascade Company expects that all of the net proceeds from this offering will be paid to its existing stockholders, Forest Products Holdings, L.L.C., or FPH, an entity controlled by Madison Dearborn Partners, LLC, and OfficeMax Incorporated, or OfficeMax, both of whom are its affiliates. FPH will use the proceeds it receives from this offering to purchase all of the shares of common stock of Boise Cascade Company held by OfficeMax at a price per share equal to the initial public offering price less the underwriting discount.

          Prior to this offering, there has been no public market for the Class A common stock. It is currently estimated that the initial public offering price per share will be between $24.00 and $26.00. The Class A common stock has been approved for listing on the New York Stock Exchange under the symbol "BCC."

          See "Risk Factors" beginning on page 15 to read about factors you should consider before buying shares of the Class A common stock.

          Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Boise Cascade Company	$	$

          To the extent that the underwriters sell more than 16,000,000 shares of Class A common stock, the underwriters have the option to purchase up to an additional 2,400,000 shares of Class A common stock from Boise Cascade Company at the initial public offering price less the underwriting discount. Boise Cascade Company expects to distribute to its existing stockholders a dividend consisting of (1) the net proceeds from any shares of its Class A common stock sold pursuant to this option and (2) any shares of its Class A common stock not sold pursuant to this option.

          The underwriters expect to deliver the shares against payment in New York, New York on             , 2005.

Goldman, Sachs & Co.
JPMorgan
Lehman Brothers
Deutsche Bank Securities
Banc of America Securities LLC	Credit Suisse First Boston	UBS Investment Bank
Harris Nesbitt	TD Securities
Calyon Securities (USA) Inc.	Rabo Securities USA, Inc.	Wells Fargo Securities

Prospectus dated             , 2005.

WARNING
Bubble Bath
BIG BUBBLES
Water-Resistant Bandages

Paper: Value Added Paper Products

Packaging & Newsprint: Cherry Boxes

Wood Products: I-Joists

BOISE

Building Materials Distribution: Mixed-Load Truck

PROSPECTUS SUMMARY

          This summary might not contain all of the information that is important to you. Before investing in our Class A common stock, you should read this entire prospectus carefully, including the "Risk Factors" section and the consolidated financial statements and the accompanying notes included in this prospectus.

Our Company

          We are a diversified North American paper and forest products company. We conduct our business in the following four operating segments:

  •
  Paper. We are a major producer of uncoated free sheet, including commodity and value-added papers.

  •
  Packaging & Newsprint. We manufacture containerboard, corrugated containers and newsprint.

  •
  Wood Products. We are a leading producer of engineered wood products, plywood and ponderosa pine lumber.

  •
  Building Materials Distribution. We are a leading national distributor of a wide range of building materials manufactured by us and by third parties.

          Historically, our paper and forest products businesses were owned by OfficeMax Incorporated, or OfficeMax, formerly known as Boise Cascade Corporation. On October 29, 2004, we acquired these businesses and our sister company acquired OfficeMax's timberlands operations, or the "timberlands operations." On February 4, 2005, the timberlands operations were sold to an unaffiliated third party for cash, and the proceeds were used to repay borrowings incurred in connection with these acquisitions. We refer to the October 2004 acquisition from OfficeMax of its paper and forest products businesses (other than the timberlands operations) and related financing transactions as the "Acquisition," and to the February 2005 sale of the timberlands operations as the "Timberlands Sale." See "Certain Relationships and Related Transactions—The Acquisition" and "—Timberlands Sale."

          We generated sales, pro forma net income from continuing operations before nonrecurring charges directly attributable to the transactions and pro forma EBITDA of $5.7 billion, $156.8 million and $490.1 million, respectively, during 2004, after giving pro forma effect to, among other things, the Acquisition, the Timberlands Sale and our conversion to a corporation. During the three months ended March 31, 2005, we generated sales, pro forma net income from continuing operations before nonrecurring charges directly attributable to the transactions and EBITDA of $1.4 billion, $32.7 million and $111.5 million, respectively. For an explanation of our pro forma adjustments, see "Unaudited Pro Forma Financial Data," and for a reconciliation of pro forma EBITDA to pro forma net income (loss), see "—Summary Historical and Unaudited Pro Forma Financial Data."

          Paper.    According to the 2003-2004 Pulp & Paper Global Fact & Price Book, we are the fourth-largest manufacturer of uncoated free sheet in North America, with annual production capacity of approximately 1.6 million tons and market share of approximately 10% in 2003. Our products include cut-size office paper, commercial printing paper, business forms and envelopes, and a wide range of value-added papers. Our value-added grades include bright and colored office papers and specialty papers that are custom-developed for various uses, including label and release, security and food wrap applications. We manufacture our paper products at four integrated pulp and paper mills, which are complemented by sheeting and converting operations and an efficient logistics network. Our Paper segment generated sales, pro forma income before interest and taxes and pro forma EBITDA of $1.37 billion, $81.4 million and $131.4 million, respectively, during 2004. This segment also generated sales, income before interest and taxes and EBITDA of $357.8 million, $29.2 million and $42.2 million, respectively, during the three months ended March 31, 2005.

          As part of the Acquisition, OfficeMax agreed to purchase from us all of its North American requirements for cut-size office paper through December 2012. We also have an agreement with OfficeMax that reduces our exposure to cut-size office paper price volatility through October 2010. See "Certain Relationships and Related Transactions—The Acquisition—Paper Supply Agreement" and "—Additional Consideration Agreement" for additional information on these agreements.

          Packaging & Newsprint.    We manufacture containerboard and newsprint at our DeRidder, Louisiana mill, which had an annual production capacity of 555,000 tons of linerboard and 448,000 tons of newsprint as of December 31, 2004. We also operate five corrugated container plants in the Pacific Northwest that collectively consumed, either directly or through trades with other producers, approximately 54% of our linerboard and corrugating medium production in 2004. Our Packaging & Newsprint segment generated sales, pro forma income before interest and taxes and pro forma EBITDA of $694.5 million, $15.3 million and $51.4 million, respectively, during 2004. This segment also generated sales, income before interest and taxes and EBITDA of $193.8 million, $4.5 million and $13.7 million, respectively, during the three months ended March 31, 2005.

          Wood Products.    According to Resource Information Systems, Inc., or RISI, we are a leading producer of engineered wood products, or EWP, comprised of laminated veneer lumber, or LVL, a high-strength engineered lumber often used in beams; I-joists, a structural support typically used in floors and roofs; and laminated beams. We also produce plywood, dimension lumber and high-quality ponderosa pine lumber. Our 20 manufacturing facilities are located primarily in integrated clusters in areas with ample timber resources, increasing our access to fiber and limiting inbound freight costs. Approximately 37% of the wood products we manufactured in 2004, including more than half of our EWP, were sold at market prices to our Building Materials Distribution segment. Our Wood Products segment generated sales, pro forma income before interest and taxes and pro forma EBITDA of $1.36 billion, $178.4 million and $251.2 million, respectively, during 2004. This segment also generated sales, income before interest and taxes and EBITDA of $322.4 million, $33.1 million and $38.4 million, respectively, during the three months ended March 31, 2005.

          Building Materials Distribution.    According to Home Channel News, we are a leading national inventory-carrying wholesale distributor of building materials. Our nationwide network of 28 strategically located distribution facilities markets a broad line of building materials, most of which we purchase from third parties, including EWP, oriented strand board, plywood, lumber, siding and general line items such as framing accessories, composite decking, roofing and insulation. Approximately 21% of the products purchased by this segment during 2004 were purchased from our Wood Products segment. Our Building Materials Distribution segment generated sales, pro forma income before interest and taxes and pro forma EBITDA of $2.84 billion, $93.5 million and $102.3 million, respectively, during 2004. This segment also generated sales, income before interest and taxes and EBITDA of $696.2 million, $24.4 million and $26.4 million, respectively, during the three months ended March 31, 2005.

          For a discussion of our income (loss) before interest and taxes and our EBITDA by segment, see Note 16 to our audited consolidated financial statements and Note 12 to our unaudited consolidated financial statements, in each case included in this prospectus. For a reconciliation of our 2004 pro forma EBITDA and pro forma income (loss) before interest and taxes for each segment, see Note (9) to "Unaudited Pro Forma Financial Data."

Our Competitive Strengths

  Leadership in Key Markets

          According to the 2003-2004 Pulp & Paper Global Fact & Price Book, we are the fourth- largest manufacturer of uncoated free sheet in North America. We are also the second-largest manufacturer of EWP in North America, according to RISI, and a leading national inventory-carrying wholesale distributor of building materials, according to Home Channel News.

  Strong Paper Business Supported by Long-Term Customer Contract

          The most significant portion of our paper business is the manufacturing of cut-size office paper. We have a long-term paper supply agreement with OfficeMax, our largest customer. Our relationship with OfficeMax allows us to maximize utilization of our largest machines, optimize production runs and achieve supply chain efficiencies throughout our system.

  Efficient Manufacturer of Higher-Margin Products in Attractive Markets

          Our assets are well-suited to the efficient production of value-added papers and EWP. We produce higher-margin value-added papers on our smaller machines within integrated mills, which we believe provides us with a cost advantage over many of our competitors. Our large-scale EWP production facilities are integrated with our plywood operations to optimize our veneer utilization, which we believe positions us as a cost-effective producer in the growing higher-margin EWP business.

  Rapidly Growing Nationwide Distribution Business

          Our Building Materials Distribution segment has achieved double-digit growth rates over the past decade and generated returns significantly in excess of our cost of invested capital. This growth has provided our Wood Products segment with access to one of the industry's broadest and fastest-growing distribution channels.

  Favorable Acquisition Structure

          We expect the terms and structure of the Acquisition to improve our cash flows compared to historical periods. Key benefits include a stepped-up asset tax basis, pension plans with improved funding transferred by OfficeMax and OfficeMax's agreement to limit our exposure to pre-Acquisition liabilities.

  Experienced Management Team with Substantial Equity Incentives

          Our senior management team has a track record of financial and operational excellence in the paper and forest products industry. Tom Stephens, our chief executive officer, previously served as chief executive officer of MacMillan Bloedel Inc., Manville Corporation and Riverwood Corp. Approximately 170 of our key managers invested a total of $18.6 million in our company and received additional equity incentives in connection with the Acquisition. Upon the completion of this offering, management will own equity in FPH representing approximately 6.8% of our outstanding common stock.

  Principal Stockholder with Proven Paper, Packaging and Forest Products Expertise

          Since 1993, Madison Dearborn, our principal stockholder, has consummated approximately $15.5 billion of management buyout transactions in the paper, packaging and forest products industries, several of which are now public companies, including Packaging Corporation of America and Buckeye Technologies, Inc.

Our Strategy

          Our new management team is committed to transforming our company by creating a culture of empowerment and accountability in a flat, decentralized organization. We seek to enhance our cash flow by optimizing the use of our assets, improving our operational efficiencies, reducing our costs and taking advantage of selective growth opportunities. Immediately after the Acquisition, our management completed an in-depth business review and developed the strategies outlined below.

  Implement Operational Enhancements and Cost Reductions

          We have identified significant potential operating cash flow improvements, including energy efficiency projects, operational optimization of our paper and wood products facilities, productivity and technology enhancements and reduction of overhead. Furthermore, our management is focused on managing capital expenditures and working capital and aggressively monetizing non-core and non-operating assets.

  Leverage Cut-Size Office Paper Manufacturing and Marketing Expertise

          Our long-term supply agreement with OfficeMax allows us to focus our largest paper machines on producing commodity products in long, high-volume production runs. This relationship allows us to continue to improve the capacity utilization of our largest paper machines, leverage supply-chain efficiencies, and develop and test product and packaging innovations. We plan on leveraging the cost efficiencies and expertise derived from this relationship to better service our customers and develop new customers and products.

  Increase Value-Added Paper Production and Innovation

          To grow our sales of higher-margin value-added papers, we seek to work closely with our customers to develop innovative value-added papers and service programs that respond to their changing needs and technical requirements. On our smaller machines, we will continue to displace the production of commodity grades with higher-margin value-added grades, which we believe we can produce cost competitively.

  Grow Our Leadership Position in EWP

          We are focused on leveraging our competitive cost structure, comprehensive customer service offering, design support capabilities and efficient distribution network to continue gaining share in the growing, higher-margin EWP market. For example, we are expanding our LVL capacity by 7.5 million cubic feet, or approximately 40%, in 2005. We plan to take advantage of further opportunities to cost-effectively increase our capacity in the future.

  Expand Building Materials Distribution Business

          We intend to continue expanding our building materials distribution network into new geographic markets and aggressively grow our presence in existing markets. Since 1999, we have expanded our distribution network from 15 to 28 facilities, with much of this expansion occurring in the eastern United States, providing us with a national footprint. We expect to continue to grow sales and profitability at our existing facilities by expanding our product line, improving marketing, adding value-added services and growing the proportion of higher-margin products in our business mix.

Our Challenges

          In consideration of our competitive strengths and business strategies, you should also consider the following challenges we face. Our industry is highly cyclical, and the prices of and demand for many of our products are subject to wide fluctuations. The fact that we are more highly leveraged than some of our competitors may exacerbate this risk. We also depend to a significant degree on our ability to obtain raw materials, particularly wood fiber, energy and chemicals, at favorable prices. In addition, we face intense competition in many of our businesses, including the distribution of building materials and the manufacturing of our value-added paper and building products, where a shift in market tastes in favor of competing products and/or competing distribution networks would slow our growth. We also depend on OfficeMax, both as a purchaser of uncoated free sheet and insofar as it indemnifies us against losses we may incur related to our business during periods prior to the Acquisition. For additional information on these and other risks relating to our business and an investment in our Class A common stock, see "Risk Factors" beginning on page 15.

Our Industry

          We believe the following industry conditions and trends have benefited our business:

  •
  Improving economic conditions have increased demand for paper products and corrugated containers. This recent increase in demand, combined with supply rationalization from 2000 to 2003, has led to improved prices in the paper and packaging and newsprint industries. According to RISI, prices of benchmark grades in these industries improved recently, yet remained below historical highs. For example, according to RISI, the following price increases occurred between December 2003 and April 2005:

  •
  a 13% increase in the price of 84 brightness, 20 lb. cut-size office paper, from $730 to $825 per ton;

  •
  a 23% increase in the reported transaction price of 42 lb. linerboard, from $350 to $430 per ton; and

  •
  a 13% increase in the price of 48.8 gram newsprint, from $515 to $584 per metric tonne.

  •
  Strong new housing starts and the increasing size of new homes built, according to the U.S. Census Bureau, as well as favorable demographic trends, low interest rates, a strong repair and remodeling market and a recovering light commercial construction market.

  •
  Increasing demand for EWP as a substitution for wide-dimension lumber, according to the 2003-2004 Paper and Forest Products Industry Survey by Standard & Poor's.

  •
  Growing demand among building materials customers for nationwide inventory and supply chain management.

          For additional detail on the industries in which we operate and how we derived the industry data set forth in this prospectus, see "Industry" and "Industry and Market Data."

Principal Stockholder

          Madison Dearborn is a leading private equity investment firm, with approximately $8 billion of capital under management. Madison Dearborn has over 100 companies in its investment portfolio and is considered to be among the most active private equity investors in the United States in the paper, packaging and forest products industries. Since 1993, Madison Dearborn has consummated approximately $15.5 billion of management buyout transactions in these industries, including buyouts of Jefferson Smurfit Group, Packaging Corporation of America, Riverwood Holding Corp. (now known as Graphic Packaging Corporation) and Buckeye Technologies, Inc. Madison Dearborn was the lead sponsor in each of these transactions, other than Graphic Packaging Corporation.

General

          Our principal executive offices are located at 1111 West Jefferson Street, Boise, Idaho 83702. The telephone number for our principal executive offices is (208) 384-6161. Our internet address is www.bc.com. This internet address is provided for informational purposes only. The information at this internet address is not a part of this prospectus.

The Offering

Class A Common Stock Offered	16,000,000 shares of Class A common stock.
Over-allotment Option	2,400,000 shares of Class A common stock.
Total Common Stock Outstanding After this Offering
67,000,000 shares, consisting of 20,948,246 shares of Class A common stock (including 2,400,000 shares that will be either sold to the underwriters if they exercise their over-allotment option or distributed to holders of our Class B common stock as a dividend if the underwriters do not exercise their over-allotment option) and 46,051,754 shares of Class B common stock.
Use of Proceeds
We expect that all of the net proceeds from this offering will be paid, either directly or indirectly, to our existing stockholders, FPH and OfficeMax. Specifically, we intend to use the proceeds of this offering to (1) redeem from OfficeMax all of our outstanding preferred stock, which is expected to have a liquidation value, including accrued and unpaid dividends, of $38.0 million as of the closing date of this offering, (2) repay a loan from Boise Land & Timber Corp., a sister corporation, including accrued and unpaid interest, in an expected aggregate amount of $257.5 million as of the closing date of this offering, (3) pay fees and expenses and (4) to the extent of any remaining proceeds, pay a special dividend on our Class B common stock, which we refer to as the "Special Dividend" and which we estimate will be approximately $75.2 million (assuming an initial public offering price of $25.00, the midpoint of the range set forth on the cover page of this prospectus). We expect the amounts repaid to Boise Land & Timber Corp. will be distributed to its existing stockholders, FPH and OfficeMax. We also expect to distribute to our existing stockholders a dividend consisting of (1) net proceeds from any shares of our Class A common stock sold pursuant to the underwriters' over-allotment option and (2) any shares of our Class A common stock not sold pursuant to this option. FPH will use the proceeds it receives in connection with this offering to purchase all of the shares of our common stock held by OfficeMax at a price per share equal to the initial public offering price less the underwriting discount. To the extent the proceeds received by FPH, including its portion of the Special Dividend, exceed the aggregate purchase price paid to OfficeMax, FPH will distribute the excess to Madison Dearborn and members of our management. See "Use of Proceeds," "Reorganization as a Corporation" and "Certain Relationships and Related Transactions—Proceeds of this Offering," and "—Amended and Restated Going Public Agreement."

Dividends
We currently intend to declare and pay quarterly dividends of approximately $0.125 per share on all outstanding shares of our Class A common stock and Class B common stock. We currently expect that the first quarterly dividend will be declared and paid in the third quarter of 2005. The declaration and payment of this and any future dividends will be at the discretion of our board of directors, subject to our actual future earnings and capital requirements, and contractual and legal restrictions. For a discussion of the factors that will affect the determination by our board of directors to declare and pay dividends, see "Dividend Policy and Restrictions." In addition, we expect to declare and pay to holders of our Class B common stock (1) the Special Dividend, (2) a cash dividend from the net proceeds of any shares sold pursuant to the underwriters' over-allotment option and (3) a stock dividend consisting of shares of our Class A common stock with respect to which the underwriters' over-allotment option is not exercised. See "Dividend Policy and Restrictions","Description of Capital Stock—Common Stock" and "Use of Proceeds."
Voting Rights	The holders of our Class A common stock and Class B common stock will be entitled to one vote per share on all matters submitted to a vote of our stockholders and will vote together as a single class.
Class B Common Stock
Our existing stockholders will hold all of the Class B common stock. Shares of our Class A common stock and shares of our Class B common stock will be identical, including with respect to voting rights and rights to future dividends declared by our board of directors, except with respect to the right of the holders of our Class B common stock to receive (1) the Special Dividend, (2) a cash dividend from the net proceeds of any shares sold pursuant to the underwriters' over-allotment option and (3) a stock dividend consisting of shares of our Class A common stock with respect to which the underwriters' over-allotment option is not exercised. In addition, the holders of our Class B common stock will have the right to consent to any changes to our governing documents that would adversely affect the Class B common stock. Each share of Class B common stock may be converted into a share of Class A common stock at any time at the option of the holder, and will be automatically converted upon the conversion of a majority of the Class B common stock. As used in this prospectus, the term "common stock" means the Class A common stock and the Class B common stock, unless otherwise specified.
NYSE Symbol	"BCC"

Risk Factors	You should carefully read and consider the information set forth under "Risk Factors" and all other information set forth in this prospectus before investing in our Class A common stock.

          Except as otherwise noted, the number of shares of common stock to be outstanding after this offering excludes 3,350,000 shares of Class A common stock reserved for issuance under our equity incentive plan. See "Management—Variable Incentive and Performance Plans—2005 Boise Incentive and Performance Plan."

          Except as otherwise noted, all information in this prospectus assumes:

  •
  no exercise of the underwriters' over-allotment option, in which event we would distribute 2,400,000 shares of our Class A common stock to holders of our Class B common stock as a dividend;

  •
  the redemption of our outstanding preferred stock;

  •
  the closing of this offering on May 23, 2005, on which date our preferred stock will have a liquidation value, including accrued and unpaid dividends, in an aggregate amount of $38.0 million and our loan from Boise Land & Timber Corp. will have an aggregate outstanding amount, including accrued and unpaid interest, of $257.5 million; and

  •
  the purchase by FPH of 9,621,495 shares (assuming an initial public offering price of $25.00, the midpoint of the range set forth on the cover page of this prospectus) of our common stock held by OfficeMax at a per share price equal to the initial public offering price less the underwriting discount, as described under "Certain Relationships and Related Transactions—Amended and Restated Going Public Agreement."

Summary Historical and Unaudited Pro Forma Financial Data

          The following table sets forth our historical and pro forma financial data for the periods ended and at the dates indicated below. We have derived the historical financial data set forth below as of December 31, 2002 and 2003, for the years ended December 31, 2002 and 2003, for the three months ended March 31, 2004 and for the period January 1 through October 28, 2004 from the audited and unaudited consolidated financial statements of Boise Forest Products Operations, which we refer to as our "predecessor," included in this prospectus. We have derived the historical financial data as of March 31, 2004 and October 28, 2004 from the unaudited consolidated financial statements of our predecessor that are not included in this prospectus. We have derived the historical financial data as of December 31, 2004 and for the period October 29 through December 31, 2004 from our audited consolidated financial statements included in this prospectus. We have derived the unaudited historical financial data as of March 31, 2005 and for the three months ended March 31, 2005 from our unaudited consolidated financial statements included in this prospectus. In the opinion of management, the unaudited historical financial data presented in this prospectus reflect all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of our results of operations for those periods. The results of operations for the interim periods are not necessarily indicative of the results of operations to be expected for the full year or any future period.

          We have derived the pro forma financial data set forth below from our consolidated financial statements and the consolidated financial statements of our predecessor included in this prospectus.

          The unaudited pro forma financial data set forth below give effect to:

  •
  the Acquisition;

  •
  the receipt and application of proceeds from Boise Land & Timber Corp. in connection with the Timberlands Sale, as described under "Certain Relationships and Related Transactions—Relationship Between Us and Boise Land & Timber Holdings Corp.";

  •
  the amendment and restatement of our senior credit facilities, as described under "Description of Certain Debt—Senior Credit Facilities—Amendment and Restatement";

  •
  our conversion to a corporation, as described under "Reorganization as a Corporation"; and

  •
  the completion of this offering and the application of the net proceeds from this offering, as set forth under "Use of Proceeds";

in each case, as if these transactions had occurred on January 1, 2004 for statement of income (loss) purposes and March 31, 2005 for balance sheet purposes, other than the Acquisition and the receipt and application of proceeds received in connection with the Timberlands Sale, which are already reflected in the balance sheet as of that date. The pro forma financial data are unaudited, are provided for informational purposes only and are not necessarily indicative of what our financial position or results of operations would have been had these transactions been completed as of the dates indicated. Furthermore, the pro forma financial data do not purport to represent what our financial position or results of operations might be for any future period. For additional information on the pro forma adjustments, see "Unaudited Pro Forma Financial Data."

          The following summary financial data should be read in conjunction with "Selected Historical Financial Data," "Unaudited Pro Forma Financial Data," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and the accompanying notes included in this prospectus.

	Predecessor			Boise Holdings		Predecessor	Boise Holdings
	Year ended December 31,			October 29 (inception) through December 31, 2004		Three months ended March 31,		Pro forma Three months ended March 31, 2005
			January 1 through October 28, 2004		Pro forma Year ended December 31, 2004
	2002	2003				2004	2005
	(dollars in millions, except per share data)
Statements of income (loss) data:
Sales	$4,276.3	$4,653.7	$4,862.0	$872.7	$5,734.8	$1,308.0	$1,432.3	$1,432.3
Costs and expenses(1)	4,287.1	4,652.7	4,727.3	828.7	5,427.1	1,289.4	1,350.6	1,350.6

Income (loss) from operations	(10.8)	1.0	134.7	44.0	307.7	18.6	81.7	81.7
Equity in net income (loss) of affiliates(2)	(1.5)	8.7	6.3	—	6.3	5.1	—	—
Gain on sale of equity affiliate(3)	—	—	46.5	—	46.5	—	—	—
Foreign exchange gain (loss)	(0.1)	2.7	0.9	1.2	2.1	0.1	(0.8)	(0.8)
Change in fair value of interest rate swaps(4)	—	—	—	—	—	—	15.2	—
Interest expense(5)	(94.8)	(92.9)	(72.1)	(22.2)	(105.6)	(20.6)	(32.1)	(26.2)
Interest income	1.0	0.8	0.5	2.0	2.6	0.2	1.4	0.5

Income (loss) before income taxes and cumulative effect of accounting change	(106.2)	(79.7)	116.8	25.0	259.6	3.4	65.4	55.2
Income tax (provision) benefit	45.3	36.5	(47.3)	(0.3)	(102.8)	(1.3)	(0.7)	(22.5)

Income (loss) before cumulative effect of accounting change	(60.9)	(43.2)	69.5	24.7	156.8	2.1	64.7	32.7
Cumulative effect of accounting change, net of income tax(6)	—	(4.1)	—	—	—	—	—	—

Net income (loss)	$(60.9)	$(47.3)	$69.5	$24.7		$2.1	$64.7

Pro forma data:
Net income from continuing operations before nonrecurring charges directly attributable to the transactions(7)					$156.8			$32.7

Earnings per common share:(7)(8)
Basic:
	Class A				$2.41			$0.50
	Class B				$2.41			$0.50
Diluted:
	Class A				$2.34			$0.49
	Class B				$2.34			$0.49
Balance sheet data (at end of period):
Working capital(9)	$169.8	$204.6	$347.8	$673.4		$(91.7)	$728.1	$694.8
Property and equipment and fiber farms, net	2,299.0	2,251.9	2,191.1	1,510.5		2,231.4	1,513.9	1,513.9
Total assets	3,164.8	3,123.8	3,365.5	2,932.1		3,196.0	2,910.5	2,844.5
Total long-term debt, including current portion and short-term borrowings	1,270.4	1,271.3	1,289.1	1,980.0		1,237.2	1,824.1	1,490.0
Total capital	803.7	728.7	864.8	369.8		778.4	417.3	637.2
Other financial data:
Depreciation, amortization and depletion	$233.8	$229.8	$193.8	$20.0	$127.5	$57.7	$30.6	$30.6
Capital expenditures	152.2	175.1	140.2	2,382.9	169.1	41.0	33.5	33.5
EBITDA(10)(12)	221.4	238.1	382.2	65.2	490.1	81.6	111.5	111.5
Additional items included in EBITDA(11)					12.8			—

(1)
Costs and expenses include the following amounts, which are reflected in our statement of income (loss) as other (income) expense, net: (1) $12.7 million of costs, recorded by our predecessor in October 2004, related primarily to a one-time retention bonus that became payable as a result of the Acquisition; (2) $7.1 million of costs related to the sale of our predecessor's plywood and lumber facilities in Yakima, Washington in February 2004; (3) a $14.7 million pre-tax charge recorded in December 2003 for the write-down of impaired assets at our predecessor's Yakima, Washington facilities; (4) $3.6 million of costs recorded in 2003 due to the early termination of an operating lease used in connection with our predecessor's paper business; and (5) the reversal of prior restructuring charges of $0.8 million in 2002 and 2003. Additionally, we recorded $20.2 million of costs for the period October 29 (inception) through December 31, 2004 for a non-cash inventory purchase price adjustment in connection with the Acquisition, which is reflected in our statement of income (loss) as materials, labor and other operating expenses. We also recorded $14.6 million of costs for the period January 1 through October 28, 2004 for a non-cash restricted stock issue, which is reflected in our statement of income (loss) as general and administrative expenses.

(2)
Includes our predecessor's 47% interest in Voyageur Panel, which it sold in May 2004.

(3)
Represents a $46.5 million pre-tax gain on the May 2004 sale of our predecessor's interest in Voyageur Panel.

(4)
Represents income due to the change in fair value of interest rate swaps that were no longer considered cash flow hedges of expected future Tranche B term loan variable interest rate payments. See "Unaudited Pro Forma Financial Data."

(5)
In the predecessor periods presented, interest expense was allocated to our predecessor based on its average asset balances, which is not necessarily indicative of what interest expense would have been had our predecessor operated as a stand-alone company during these periods. For a discussion of interest on borrowings, see Note 11 to our audited consolidated financial statements and Note 9 to our unaudited consolidated financial statements, in each case included in this prospectus.

(6)
Our predecessor recorded a one-time after-tax charge of $4.1 million as a cumulative effect adjustment relating to its adoption in January 2003 of SFAS No. 143, Accounting for Asset Retirement Obligations, which affected the way it accounted for landfill closure costs.

(7)
The pro forma year ended December 31, 2004 and the pro forma three months ended March 31, 2005 reflect net income from continuing operations before nonrecurring items directly attributable to the transactions. Nonrecurring charges excluded consist of (1) a $43.0 million non-cash charge, to be reflected in our statement of income (loss) for the second quarter of 2005, related to the write-off of the Tranche B term loan deferred financing costs in connection with the amendment and restatement of our senior credit facilities, which was completed in April 2005, (2) an $11.5 million non-cash charge to income tax expense to establish net deferred tax liabilities assuming that our conversion to a corporation had occurred on March 31, 2005, and (3) a $4.0 million non-cash charge to compensation expense, to be reflected in our statement of income (loss) for the quarter in which this offering is completed, as a result of the accelerated vesting upon completion of this offering of a portion of the Series C common units held by management. In addition, the pro forma three months ended March 31, 2005 excludes $15.2 million of income recorded in that period due to the change in fair value of interest rate swaps that were no longer considered cash flow hedges of our expected future Tranche B term loan variable interest rate payments. See "Unaudited Pro Forma Financial Data."

(8)
Earnings per common share is not applicable for the historical periods, as there were no shares of our common stock outstanding during these periods. After the completion of this offering, we will have two classes of common stock outstanding—Class A common stock and Class B common stock. The shares sold in this offering will be shares of Class A common stock. Our existing stockholders will hold all of the shares of Class B common stock. Both classes of our common stock will be identical, including with respect to voting rights and rights to future dividends declared by our board of directors, except with respect to the right of the holders of our Class B common stock to receive (1) the Special Dividend, (2) an additional cash dividend from the net proceeds of any shares sold pursuant to the underwriters' over-allotment option, and (3) a stock dividend consisting of shares of our Class A common stock to the extent that the underwriters' over-allotment option is not exercised. In addition, the holders of our Class B common stock will have the right to consent to any changes to our governing documents that would adversely affect the Class B common stock. Further, each share of Class B common stock may be converted into a share of Class A common stock at any time at the option of the holder and will be automatically converted upon the conversion of a majority of the Class B common stock.

(9)
In the predecessor periods presented, working capital would have been $385.8 million, $402.6 million, $442.4 million and $528.1 million at December 31, 2002 and 2003, March 31, 2004 and October 28, 2004, respectively, and at December 31, 2004 and March 31, 2005, working capital would have been $686.7 million and $728.1 million, respectively, including at each date receivables sold in connection with OfficeMax's receivables sales program and excluding at each date the current portion of long-term debt and short-term borrowings.

(10)
EBITDA represents net income (loss) before interest expense, interest income, change in fair value of interest rate swaps, income tax provision (benefit), depreciation, amortization and depletion. EBITDA is the primary measure used by our chief operating decision makers to evaluate segment operating performance and to decide how to allocate resources to segments. We believe EBITDA is useful to investors because it provides a means to evaluate the operating performance of our segments and our company on an ongoing basis using criteria that is used by our internal decision makers and because it is frequently used by investors and other interested parties in the evaluation of companies with substantial financial leverage. We believe EBITDA is a meaningful measure because it presents a transparent view of our recurring operating performance and allows management to readily view operating trends, perform analytical comparisons and identify strategies to improve operating performance. For example, we believe that the inclusion of items such as taxes, interest expense and interest income distorts management's ability to assess and view the core operating trends in our segments. EBITDA, however, is not a measure of our liquidity or financial performance under GAAP and should not be considered as an alternative to net income (loss), segment income (loss), or income (loss) from operations or any other performance measure derived in accordance with GAAP, or as an alternative to cash flow from operating activities as a measure of our liquidity. The use of EBITDA instead of net income (loss) has limitations as an analytical tool, including the inability to determine profitability, the exclusion of interest expense and associated significant cash requirements and the exclusion of depreciation, amortization and depletion, which represent significant and unavoidable operating costs given the level of our indebtedness and the capital expenditures needed to maintain our businesses. Management compensates for these limitations by relying primarily on our GAAP results and by using EBITDA only supplementally. Our measures of EBITDA are not necessarily comparable to similarly titled captions of other companies due to potential inconsistencies in the methods of calculation. EBITDA also closely tracks, after specified adjustments, the defined term "Consolidated EBITDA" that is the basis for calculating our financial debt covenants and restrictions under our senior credit facilities and the indenture governing our senior floating rate notes and senior subordinated notes. These adjustments include those listed in Note (11) below, as well as others. For example, our senior credit facilities and the indenture governing our notes permit us to add to EBITDA payments that are received by us from OfficeMax under the additional consideration agreement, although such payments are treated as a purchase price adjustment rather than income in our financial statements. See "Certain Relationships and Related Transactions—Additional Consideration Agreement."

The following is a reconciliation of net income (loss) to EBITDA:

	Predecessor					Predecessor	Boise Holdings
				Boise Holdings
	Year ended December 31,					Three months ended March 31,		Pro forma Three months ended March 31, 2005
			January 1 through October 28, 2004	October 29 (inception) through December 31, 2004	Pro forma Year ended December 31, 2004
	2002	2003				2004	2005
	(dollars in millions)
Net income (loss)(a)	$(60.9)	$(47.3)	$69.5	$24.7	$156.8	$2.1	$64.7	$32.7
Change in fair value of interest rate swaps	—	—	—	—	—	—	(15.2)	—
Interest expense	94.8	92.9	72.1	22.2	105.6	20.6	32.1	26.2
Interest income	(1.0)	(0.8)	(0.5)	(2.0)	(2.6)	(0.2)	(1.4)	(0.5)
Income tax provision (benefit)	(45.3)	(36.5)	47.3	0.3	102.8	1.3	0.7	22.5
Depreciation, amortization and depletion	233.8	229.8	193.8	20.0	127.5	57.7	30.6	30.6

EBITDA	$221.4	$238.1	$382.2	$65.2	$490.1	$81.6	$111.5	$111.5

  (a)
  For the pro forma year ended December 31, 2004 and the pro forma three months ended March 31, 2005, reflects net income from continuing operations before nonrecurring items directly attributable to the transactions. See Note (7) above.

(11)
Our EBITDA on a pro forma basis for the year ended December 31, 2004 and the three months ended March 31, 2005 includes the effects of the following items:

	Year ended December 31, 2004	Three months ended March 31, 2005
	(dollars in millions)
Items included in EBITDA but excluded from income from operations:
Gain on sale of Voyageur Panel(a)	$46.5	$—
Equity in net income of affiliates(b)	6.3	—
Foreign exchange gain (loss)(c)	2.1	(0.8)

Subtotal	$54.9	$(0.8)

Other items included in EBITDA:
Loss on sale of mill(d)	$(7.1)	$—
Inventory purchase price adjustments(e)	(20.2)	—
Retention bonus(f)	(12.7)	—
Foreign exchange gain (loss)(c)	(2.1)	0.8

Subtotal	(42.1)	0.8

Total	$12.8	$—

  (a)
  Represents pre-tax gain on the sale of an equity affiliate, Voyageur Panel. This gain is reflected in our Wood Products segment.

  (b)
  Includes, in our Wood Products segment, income related to our predecessor's 47% interest in Voyageur Panel, which it sold in May 2004.

  (c)
  Foreign exchange gain (loss) is included in our Corporate and Other segment.

  (d)
  Reflects costs related to the sale of our predecessor's plywood and lumber facilities in Yakima, Washington in February 2004. This expense is reflected in our Wood Products segment.

  (e)
  Reflects non-cash inventory purchase price adjustments recorded in connection with the Acquisition. The adjustment is reflected as follows: Paper—$10.6 million, Packaging & Newsprint—$1.0 million, Wood Products—$5.8 million, and Building Materials Distribution—$2.7 million.

  (f)
  Represents primarily a one-time retention bonus OfficeMax granted to our employees that became payable as a result of the Acquisition. This charge is reflected in our Corporate and Other segment.

(12)
The following is a reconciliation of income from operations to EBITDA and pro forma EBITDA for the year ended December 31, 2004:

	Predecessor		Boise Holdings
	January 1 through October 28, 2004		October 29 (inception) through December 31, 2004		Adjustments(a)	Pro forma Year ended December 31, 2004
	(dollars in millions)
Income from operations	$134.7		$44.0		$129.1	$307.7
Depreciation, amortization and depletion	193.8		20.0		(86.3)	127.5
Items included in EBITDA but excluded from income from operations(b)	53.7		1.2		—	54.9

EBITDA	$382.2	(c)	$65.2	(c)	$42.7	$490.1

  (a)
  See Note (9) to "Unaudited Pro Forma Financial Data."

  (b)
  See Note (11) above.

  (c)
  For segment data, see Note 16 to our audited consolidated financial statements included in this prospectus.

The following is a reconciliation of income from operations to EBITDA for the three months ended March 31, 2005:

	Three months ended March 31, 2005
	(dollars in millions)
Income from operations	$81.7
Depreciation, amortization and depletion	30.6
Items included in EBITDA but excluded from income from operations(a)	(0.8)

EBITDA	$111.5	(b)

  (a)
  See Note (11) above.

  (b)
  For segment data, see Note 12 to our unaudited consolidated financial statements included in this prospectus.

RISK FACTORS

          You should carefully consider the following risks and all of the other information set forth in this prospectus before investing in our Class A common stock.

Risks Related to Our Business

The paper and forest products industry is highly cyclical. Fluctuations in the prices of and the demand for our products could result in smaller profit margins and lower sales volumes.

          The paper and forest products industry is highly cyclical. Historically, economic and market shifts, fluctuations in capacity and changes in foreign currency exchange rates have created cyclical changes in prices, sales volume and margins for our products. The length and magnitude of industry cycles have varied over time and by product, but generally reflect changes in macroeconomic conditions and levels of industry capacity. Most of our paper products, including our cut-size office paper, containerboard and newsprint, and many of our wood products, including our plywood, lumber and particleboard, are commodities that are widely available from other producers. Even our non-commodity products, such as value-added papers and EWP, are susceptible to commodity dynamics. Because commodity products have few distinguishing qualities from producer to producer, competition for these products is based primarily on price, which is determined by supply relative to demand.

          The overall levels of demand for the commodity products we make and distribute, and consequently our sales and profitability, reflect fluctuations in levels of end-user demand, which depend in large part on general macroeconomic conditions in North America and regional economic conditions in our markets, as well as foreign currency exchange rates. For example, demand for cut-size office paper fluctuates with levels of white-collar employment, and demand for containerboard depends on the state of the durable and non-durable goods industries. Demand for newsprint depends upon prevailing levels of newspaper advertising and circulation. Demand for wood products depends on new residential and light commercial construction and residential repair and remodeling activity, which are impacted by demographic trends, interest rate levels, weather and general economic conditions. Demand for many of our products was materially and negatively impacted by the global economic downturn in the early part of this decade, and we expect to be sensitive to such downturns in the future.

          Industry supply of commodity paper and wood products is also subject to fluctuation, as changing industry conditions can influence producers to idle or permanently close individual machines or entire mills. In addition, to avoid substantial cash costs in connection with idling or closing a mill, some producers will choose to continue to operate at a loss, sometimes even a cash loss, which could prolong weak pricing environments due to oversupply. Oversupply in these markets can also result from producers introducing new capacity in response to favorable short-term pricing trends.

          Industry supply of commodity papers and wood products is also influenced by overseas production capacity, which has grown in recent years and is expected to continue to grow. While the weakness of the U.S. dollar has mitigated the levels of imports in recent years, a strengthening of the U.S. dollar is likely to increase imports of commodity papers and wood products from overseas, putting downward pressure on prices.

          As a result, prices for all of our products are driven by many factors outside of our control, and we have little influence over the timing and extent of price changes, which are often volatile. Because market conditions beyond our control determine the prices for our commodity products, the price for any one or more of these products may fall below our cash production costs, requiring us to either incur short-term losses on product sales or cease production at one or more of our manufacturing facilities. Therefore, our profitability with respect to these products depends on managing our cost structure, particularly raw materials and energy prices, which represent the largest components of our operating costs and can fluctuate based upon factors beyond our control, as described below. If the prices of our products decline, or if our raw materials or energy costs increase, or both, demand for our products may decline, and our sales and profitability could be materially and adversely affected.

Our manufacturing businesses may have difficulty obtaining timber at favorable prices, or at all.

          Wood fiber is our principal raw material, comprising approximately 17%, 13% and 30% of the aggregate amount of materials, labor and other operating expenses and fiber costs from related parties for our Paper, Packaging & Newsprint and Wood Products segments, respectively, during 2004. Wood fiber is a commodity, and prices historically have been cyclical. Environmental litigation and regulatory developments have caused, and may cause in the future, significant reductions in the amount of timber available for commercial harvest in the United States. These reductions have caused the closure of plywood and lumber operations in some of the geographic areas in which we operate, including the closure of two facilities previously operated by OfficeMax. In addition, future domestic or foreign legislation and litigation concerning the use of timberlands, the protection of endangered species, the promotion of forest health and the response to and prevention of catastrophic wildfires could also affect timber supplies. Availability of harvested timber may further be limited by fire, insect infestation, disease, ice storms, wind storms, flooding and other natural and man made causes, thereby reducing supply and increasing prices. Wood fiber pricing is subject to regional market influences, and our cost of wood fiber may increase in particular regions due to market shifts in those regions. In addition, our ability to obtain wood fiber from Brazil may be impacted by legal and political conditions in that country as well as transportation difficulties. Any sustained increase in wood fiber prices would increase our operating costs, and we may be unable to increase prices for our products in response to increased wood fiber costs due to additional factors affecting the demand or supply of these products.

          Over the past three years, the timberlands operations provided, on average, approximately 47% of our wood fiber requirements. In connection with the Timberlands Sale, we entered into long-term supply agreements pursuant to which we expect to obtain a significant portion of our future wood fiber requirements. We purchase substantially all of our wood fiber from third parties, either pursuant to these supply agreements or in the open market. If any of our major suppliers of wood fiber stops selling or is unable to sell wood fiber to us, our financial condition and operating results would suffer. As a result of the Timberlands Sale, we have increased our open-market purchases of wood fiber. Since we have not historically made open-market purchases of wood fiber in such large amounts, our wood fiber costs may exceed our historical costs. For example, due to increased costs associated with the procurement of wood fiber, such as higher transportation costs and costs related to identifying potential vendors, we estimate that our wood fiber costs would have been $8 million to $12 million higher in 2004 had the Timberlands Sale been completed on January 1, 2004. Furthermore, as the amount of wood fiber we purchase pursuant to existing supply agreements declines, our wood fiber costs may increase further as we increase our reliance on open-market purchases. In addition, our limited access to an internal supply of timber could expose us to the effects of short-term price volatility and limit our flexibility in responding to shortages in wood fiber supply, and could cause our operating costs to increase to a greater extent than those of our competitors that own timberlands. If we experience constraints on our timber supply for any of these or other reasons, we would be required to limit production in and/or close manufacturing facilities.

An increase in the cost of our purchased energy or chemicals would lead to higher manufacturing costs, thereby reducing our margins.

          Energy is one of our most significant raw materials, comprising approximately 13%, 12% and 3% of the aggregate amount of materials, labor and other operating expenses and fiber costs from related parties for our Paper, Packaging & Newsprint and Wood Products segments, respectively, during 2004. Energy prices, particularly for electricity, natural gas and fuel oil, have been volatile in recent years and currently exceed historical averages. These fluctuations impact our manufacturing costs and contribute to earnings volatility. While we purchase substantial portions of our energy under supply contracts, many of these contracts rely on market pricing. We estimate that a hypothetical 10% increase in electricity, natural gas and fuel oil costs would have reduced our operating income by approximately $27 million and $8 million for the year ended December 31, 2004.

          Other raw materials we use include various chemical compounds, such as precipitated calcium carbonate, sodium chlorate and sodium hydroxide, dyes, resins and adhesives. Purchases of chemicals comprised approximately 12%, 3% and 5% of the aggregate amount of materials, labor and other operating costs and fiber costs from related parties for our Paper, Packaging & Newsprint and Wood Products segments, respectively, during 2004. The costs of these chemicals have been volatile historically, and are influenced by capacity utilization, energy prices and other factors beyond our control.

          For our commodity products, the relationship between industry supply and demand, rather than changes in the cost of raw materials, determines our ability to increase prices. Consequently, we may be unable to pass increases in our operating costs to our customers in the short term. Any sustained increase in chemical or energy prices would reduce our operating margins and potentially require us to limit or cease operations of one or more of our machines.

We face strong competition in our markets.

          The paper and forest products industry is highly fragmented, and we face competition from numerous competitors, domestic as well as foreign. Some of our competitors in each of our businesses are large, vertically integrated companies that have greater financial and other resources, greater manufacturing economies of scale, greater energy self-sufficiency and/or lower operating costs than we do. In addition, some of our competitors have less indebtedness than we do, and therefore more of their cash is available for business purposes other than debt service. We may be unable to compete, particularly with respect to our commodity products, during the various stages of the business cycle.

Failure to implement any of our business strategies could result in decreased future sales and net income.

          We may be unable to implement fully our strategies or achieve the anticipated results. Our strategies are subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. For example, we intend to expand our leadership in the production of higher-growth, higher-margin products such as value-added papers and EWP. This strategy will require us to develop new and innovative product and service characteristics and respond to shifts in customer demand. In addition, we plan to continue to expand our building materials distribution business into new geographical regions, which will require us to identify growing markets and deliver superior customer service. If our manufacturing businesses fail to deliver quality products at competitive costs, if our distribution business fails to acquire market share in new markets or if we are unable to implement our other key business strategies, our future sales and net income could decrease.

A material disruption at one of our manufacturing facilities could prevent us from meeting customer demand, reduce our sales and/or negatively impact our net income.

          Any of our paper or EWP manufacturing facilities, or any of our machines within an otherwise operational facility, could cease operations unexpectedly due to a number of events, including:

  •
  maintenance outages;

  •
  prolonged power failures;

  •
  an equipment failure;

  •
  a chemical spill or release;

  •
  explosion of a boiler;

  •
  the effect of a drought or reduced rainfall on our water supply;

  •
  disruptions in the transportation infrastructure, including roads, bridges, railroad tracks and tunnels;

  •
  fires, floods, earthquakes, hurricanes or other catastrophes;

  •
  terrorism or threats of terrorism;

  •
  labor difficulties; or

  •
  other operational problems.

          Events such as those listed above have resulted in operating losses in the past. For example, we recently experienced market pulp production losses due to the mechanical failure of one of our digesters at our Wallula, Washington facility. We expect that this interruption will result in a reduction in second quarter 2005 operating income of approximately $2.0 million. Also, in September 2004, damage caused by Hurricane Ivan to our Jackson, Alabama paper mill and the surrounding area led to a temporary shutdown of that facility, resulting in 1.7 days of downtime and a reduction in operating income of approximately $2.8 million. In addition, a fire at our Medford plywood plant in 1998 resulted in significant downtime and caused our plywood sales to drop 20% compared to sales volumes for the prior year. Future events may cause similar shutdowns, which may result in additional downtime and/or cause additional damage to our facilities. Any such downtime or facility damage could prevent us from meeting customer demand for our products and/or require us to make unplanned capital expenditures. If one of these machines or facilities were to incur significant downtime, our ability to meet our production capacity targets and satisfy customer requirements would be impaired, resulting in lower sales and net income.

Some of our paper and wood products are vulnerable to long-term declines in demand due to competing technologies or materials.

          Our uncoated free sheet and newsprint compete with electronic transmission and document storage alternatives, as well as with paper grades we do not produce. As the use of these alternatives grows, demand for paper products may decline or shift from one grade of paper to another. For example, demand for newsprint has declined and may continue to decline as newspapers are replaced with electronic media, and demand for our uncoated free sheet for use in pre-printed forms has declined and may continue to decline as the use of desktop publishing and on-demand printing continues to displace traditional forms. Demand for our containerboard may decline as corrugated paper packaging is replaced with reusable plastic alternatives, particularly with respect to uses for perishable food products. Demand for plywood may decline as customers continue to shift to oriented strand board, a product we do not manufacture. Any substantial shift in demand from our products to competing technologies or materials could result in a material decrease in sales of our products.

Our operations require substantial capital, and we may not have adequate capital resources to provide for all of our capital requirements.

          Our businesses are capital intensive, and we regularly incur capital expenditures to expand our operations, maintain our equipment, increase our operating efficiency and comply with environmental laws. Our total capital expenditures, excluding acquisitions, were approximately $169 million during 2004, including approximately $114 million for maintenance capital and approximately $8 million for environmental expenditures, and we expect to spend approximately $185 million on capital expenditures during 2005, including approximately $98 million for maintenance capital and approximately $18 million for environmental expenditures. We anticipate our available cash resources and cash generated from operations will be sufficient to fund our operating needs and capital expenditures for at least the next year. However, if we require additional funds, we may not be able to obtain them on favorable terms, or at all. In addition, our debt service obligations reduce our available cash flows. If we cannot maintain or upgrade our equipment as we require or ensure environmental compliance, we could be required to cease or curtail some of our manufacturing operations, or we may become unable to manufacture products that compete effectively in one or more of our markets.

Our operations are impacted by our relationship with OfficeMax.

          Until October 2004, we operated as business units of OfficeMax and not as a stand-alone company. During 2004, which period includes the ramp-up of sales to OfficeMax's retail network, sales to OfficeMax represented approximately 47% of our uncoated free sheet sales. During the three months ended March 31, 2005, sales to OfficeMax accounted for approximately 50% of our uncoated free sheet sales volume, including approximately 83% of our office paper sales volume. We anticipate that OfficeMax will continue to be our largest customer and that we will continue to depend on its distribution network for a substantial portion of our uncoated free sheet sales in the future. In connection with the Acquisition, OfficeMax retained and indemnified us against certain liabilities related to our business. Furthermore, we and OfficeMax entered into an additional consideration agreement pursuant to which OfficeMax may be required to make payments to us. Any significant deterioration in OfficeMax's financial condition or our relationship with OfficeMax, or a significant change in OfficeMax's business strategy, could result in OfficeMax's ceasing to be our customer or failing to satisfy its contractual obligations to us, which, in turn, could reduce our sales and subject us to additional material liabilities.

          In addition, we may be required to make substantial payments to OfficeMax in connection with agreements we entered into related to the Acquisition. We currently indemnify OfficeMax for breaches of representations, warranties and covenants made in the asset purchase agreement, as well as for all liabilities we assumed, in connection with the Acquisition. Our indemnification obligations with respect to breaches of representations and warranties are, with certain exceptions, subject to a deductible of $20.7 million, and our indemnification obligations are capped at $248.9 million in the aggregate. The additional consideration agreement also requires us to pay OfficeMax, to the extent that the average market price for a benchmark grade of cut-size office paper manufactured within our Paper segment exceeds a specified amount, up to an aggregate amount of $125 million. If we are required to make substantial payments to OfficeMax in respect of our indemnification obligations, the resulting outflows of cash would adversely affect our operating results and financial condition. In addition, if we are required to make substantial payments to OfficeMax under the additional consideration agreement, our financial condition would be adversely affected.

We are subject to significant environmental regulation and environmental compliance expenditures, as well as other potential environmental liabilities.

          We are subject to a wide range of general and industry-specific environmental laws and regulations, particularly with respect to air emissions, wastewater discharges, solid and hazardous waste management, site remediation, forestry operations and endangered species habitats. Our capital expenditures for environmental compliance were approximately $12 million and $8 million in 2003 and 2004, respectively, and we expect to incur approximately $18 million in 2005. We expect to continue to incur significant capital and operating expenditures in order to maintain compliance with applicable environmental laws and regulations. On July 30, 2004, the U.S. Environmental Protection Agency, or EPA, promulgated rules regulating toxic air emissions from wood panel plants. A second rule regulating toxic air emissions from industrial boilers at wood products plants and paper mills was promulgated on September 13, 2004. We are currently evaluating these rules and the amount of capital expenditures that will be required for compliance. We expect to incur capital expenditures ranging from $13 million to $37 million for the period from 2005 to 2007 to comply with these regulations. We may also be required to incur substantial additional capital expenditures to comply with future environmental regulations. If we fail to comply with applicable environmental laws and regulations, we may face civil or criminal fines or penalties or enforcement actions, including orders limiting our operations or requiring corrective measures, installation of pollution control equipment or other remedial actions.

          As owners and operators of real estate, we may be liable under environmental laws for cleanup and other damages, including tort liability, resulting from releases of hazardous substances on or from our properties, including asbestos. We may have liability under these laws whether or not we knew of, or were responsible for, the presence of these substances on our property, and, in some cases, our liability may not be limited to the value of the property. OfficeMax retains responsibility for environmental liabilities that occurred with respect to businesses, facilities and other assets not purchased by us in the Acquisition. In addition, OfficeMax generally indemnifies us for hazardous substance releases and other environmental violations that occurred prior to the closing of the Acquisition or arise out of pre-closing operations at the businesses, facilities and other assets purchased by us. However, OfficeMax may not have sufficient funds to fully satisfy its indemnification obligations when required, and, in some cases, we may not contractually be entitled to indemnification by OfficeMax. Furthermore, we are not entitled to indemnification for liabilities incurred due to releases and violations of environmental laws occurring after the closing of the Acquisition. With respect to the timberlands operations, we may have responsibility for certain environmental liabilities that occurred in the period following the Acquisition but prior to the Timberlands Sale. Any material liability we incur would adversely impact our financial condition and could preclude us from making capital expenditures that would otherwise benefit our business.

          Enactment of new environmental laws or regulations or changes in existing laws or regulations might require significant expenditures. We may be unable to generate funds or other sources of liquidity and capital to fund unforeseen environmental liabilities or expenditures.

Labor disruptions or increased labor costs could adversely affect our business.

          We could experience a material labor disruption or significantly increased labor costs at one or more of our facilities, either in the course of negotiations of a labor agreement or otherwise, any of which could prevent us from meeting customer demand, reducing our sales and profitability. As of March 31, 2005, we had 10,185 employees. Approximately 4,920, or 48%, of our employees work pursuant to collective bargaining agreements. Several of these agreements have recently expired or will expire in 2005. In December 2004, an agreement covering approximately 100 workers in our corrugated container facility in Salem, Oregon expired, and in March 2005, an agreement covering approximately 860 workers in our paper facilities in St. Helens, Oregon, Vancouver, Washington, Salem, Oregon, and Wallula, Washington expired. We are currently in negotiations with respect to agreements covering these matters. Agreements covering approximately 100 employees in our Jackson, Alabama sheeter facility and approximately 700 workers in our Oakdale, Louisiana and Florien, Louisiana wood products facilities will expire in July 2005. In addition, an agreement covering approximately 100 workers in our Salt Lake City, Utah corrugated container plant will expire in October 2005. We expect the key issues in the negotiations for new collective bargaining agreements to be pensions, health care and work rules and other contract requirements that we believe inhibit our ability to reduce operational costs. We may be unable to renew these agreements without work stoppages or significant increases in costs, which would reduce our operating margins or require us to limit or cease manufacturing operations at one or more of our facilities.

We depend on third parties for transportation services.

          We rely primarily on third parties for transportation of the products we manufacture and/or distribute, as well as delivery of our raw materials, including the delivery of our Brazilian veneer to our Alexandria, Louisiana facility. In particular, a significant portion of the goods we manufacture and raw materials we use are transported by railroad or trucks, which are highly regulated. For example, recent Federal Motor Carrier Safety Administration rules limited the maximum hours of service for motor carrier drivers, which may tighten the market for qualified truck drivers and negatively impact transportation rates and delivery times. If any of our third-party transportation providers were to fail to deliver the goods we manufacture or distribute in a timely manner, we may be unable to sell those products at full value, or at all. Similarly, if any of these providers were to fail to deliver raw materials to us in a timely manner, we may be unable to manufacture our products in response to customer demand. In addition, if any of these third parties were to cease operations or cease doing business with us, we may be unable to replace them at reasonable cost. Any failure of a third-party transportation provider to deliver raw materials or finished products in a timely manner could harm our reputation, negatively impact our customer relationships and have a material adverse effect on our financial condition and operating results.

We depend upon the continued services of our senior management team.

          Our success depends, in part, on the efforts of our senior management and other key employees. Our senior management team, led by Tom Stephens, our chief executive officer, has significant industry experience and would be difficult to replace. These individuals possess sales, marketing, engineering, manufacturing, financial and administrative skills that are critical to the operation of our business. While we are party to an employment agreement with Mr. Stephens until 2007, if he were to resign prior to the expiration of the initial agreement term or fail to renew the agreement upon expiration, the implementation of our business strategy may be slowed. If we lose or suffer an extended interruption in the services of Mr. Stephens or one of our other senior officers, we may become unable to implement our business strategy, resulting in lower profitability. Moreover, the market for qualified individuals is highly competitive, and we may not be able to attract and retain qualified personnel to replace or succeed members of our senior management or other key employees should the need arise. We do not maintain any key-man or similar insurance policies covering any of our senior management or other key employees.

Our substantial indebtedness could adversely affect our financial condition and impair our ability to operate our business.

          We are a highly leveraged company. As of March 31, 2005, on a pro forma basis, we would have had $1,490.0 million of outstanding indebtedness, including $840.0 million of indebtedness under our senior credit facilities (excluding unused availability under our revolving credit facility and outstanding and undrawn letters of credit), $250.0 million of senior floating rate notes and

$400.0 million of senior subordinated notes. This level of indebtedness could have important consequences to our business, financial condition and operating results, including the following:

  •
  it may limit our ability to borrow money or sell stock to fund our working capital, capital expenditures, acquisitions and debt service requirements and other financing needs;

  •
  our interest expense would increase if interest rates in general increase because a substantial portion of our indebtedness, including all of our indebtedness under our senior credit facilities and the senior notes, bears interest at floating rates;

  •
  it may limit our flexibility in planning for, or reacting to, changes in our business and future business opportunities;

  •
  we are more highly leveraged than some of our competitors, which may place us at a competitive disadvantage;

  •
  it may make us more vulnerable to a downturn in our business, industry or the economy in general;

  •
  a substantial portion of our cash flow from operations is dedicated to the repayment of our indebtedness, including indebtedness we may incur in the future, and will not be available for other business purposes; and

  •
  there would be a material adverse effect on our business and financial condition if we were unable to service our indebtedness or obtain additional financing as needed.

We may not be able to generate sufficient cash flows to meet our debt service obligations.

          Our ability to make payments on and to refinance our indebtedness and to fund planned capital expenditures depends on our ability to generate cash from our future operations. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

          Our business may not generate sufficient cash flow from operations, or future borrowings under our senior credit facilities or from other sources may not be available to us in an amount sufficient, to enable us to repay our indebtedness or to fund our other liquidity needs, including capital expenditure requirements. A substantial portion of our indebtedness bears interest at floating rates and, accordingly, if interest rates rise, our debt service requirements will increase. We may not be able to refinance any of our indebtedness on commercially reasonable terms, or at all. If we cannot service our indebtedness, we may have to take actions such as selling assets, seeking additional equity or reducing or delaying capital expenditures, strategic acquisitions, investments and alliances, any of which could impede the implementation of our business strategy or prevent us from entering into transactions that would otherwise benefit our business. Additionally, we may not be able to effect such actions, if necessary, on commercially reasonable terms, or at all.

The terms of our senior credit agreement and the indenture governing our notes restrict our ability to operate our business and to pursue our business strategies.

          Our senior credit agreement and the indenture governing our notes contain, and any future indebtedness of ours would likely contain, a number of restrictive covenants that impose significant operating and financial restrictions on us. Our senior credit agreement and the indenture governing our notes limit our ability, among other things, to:

  •
  pay dividends or make distributions in respect of our common stock or make certain other restricted payments or investments;

  •
  incur additional indebtedness, enter into sale/leaseback transactions or issue preferred stock;

  •
  sell assets, including capital stock of subsidiaries;

  •
  agree to limitations on the ability of our subsidiaries to make distributions;

  •
  enter into transactions with our affiliates;

  •
  incur liens;

  •
  enter into new lines of business; and

  •
  engage in consolidations, mergers or sales of substantially all of our assets.

          Our senior credit agreement also requires us to achieve specified financial and operating results and maintain compliance with specified financial ratios. Our ability to comply with these ratios may be affected by events beyond our control.

          The restrictions contained in our senior credit agreement and the indenture could:

  •
  limit our ability to plan for or react to market conditions or meet capital needs or otherwise restrict our activities or business plans; and

  •
  adversely affect our ability to finance our operations, strategic acquisitions, investments or alliances or other capital needs or to engage in other business activities that would be in our interest.

Risks Relating to this Offering

The price of our Class A common stock may be volatile, and you may not be able to sell your shares at or above the initial public offering price.

          Prior to this offering, there has been no public market for our Class A common stock. An active and liquid trading market for our Class A common stock may not develop or be sustained following this offering. We will establish the initial public offering price through negotiations with the representatives of the underwriters. You should not view the price that they and we establish as any indication of the price that will prevail in the trading market. The market price for our Class A common stock may decline below the initial public offering price, and our stock price is likely to be volatile.

          The market price of our Class A common stock may be influenced by many factors, some of which are beyond our control, including those described above under "Risks Related to Our Business" and the following:

  •
  actual or anticipated fluctuations in our or our competitors' operating results;

  •
  announcements by us or our competitors of new products, capacity changes, significant contracts, acquisitions or strategic investments;

  •
  our and our competitors' growth rates;

  •
  the financial market and general economic conditions;

  •
  changes in stock market analyst recommendations regarding us, our competitors or the paper and forest products industry generally, or lack of analyst coverage of our Class A common stock;

  •
  sales of our Class A common stock by our executive officers, directors and significant stockholders or sales of substantial amounts of common stock; and

  •
  changes in accounting principles.

          In addition, there has been significant volatility in the market price and trading volume of securities of companies operating in the paper and forest products industry, which has often been unrelated to the operating performance of particular companies. As a result of these factors, you may not be able to resell your shares at or above the initial public offering price.

          Some companies that have had volatile market prices for their securities have had securities litigation brought against them. If litigation of this type is brought against us, it could result in substantial costs and would divert management's attention and our resources.

You may not receive dividends because our board of directors could, in its discretion, depart from or change our dividend policy at any time.

          We are not required to pay dividends, and our stockholders will not be guaranteed, or have contractual or other rights, to receive dividends. Our board of directors may decide at any time, in its discretion, to decrease the amount of dividends, otherwise change or revoke the dividend policy or discontinue entirely the payment of dividends. For example, our board of directors could depart from or change our dividend policy if it were to determine that we had insufficient cash to take advantage of other opportunities with attractive rates of return. If we do not pay dividends, for whatever reason, your shares could become less liquid and their market price could decline.

We might not have cash in the future to pay dividends in the intended amounts, or at all.

          Our ability to pay dividends, and our board of directors' determination to maintain our dividend policy, will depend on numerous factors, including the following:

  •
  the state of our business, the environment in which we operate and the various risks we face, including competition, changes in our industry and other risks summarized in this prospectus;

  •
  changes in the factors, assumptions and other considerations made by our board of directors in reviewing and adopting the dividend policy, as described under "Dividend Policy and Restrictions";

  •
  the results of operations of our subsidiaries and their ability to transfer funds to us, as we are a holding company and our principal assets are the equity interests we hold in our subsidiaries; and

  •
  our future results of operations, financial condition, liquidity needs and capital resources.

          If our estimated cash available to pay dividends following the closing of the offering were to fall below our expectations, our assumptions as to estimated cash needs are too low or if other applicable assumptions were to prove incorrect, we may need to:

  •
  either reduce or eliminate dividends;

  •
  fund dividends by incurring additional debt (to the extent we are permitted to do so under our debt instruments), which would increase our leverage, debt repayment obligations and interest expense and decrease our interest coverage, resulting in, among other things, reduced capacity to incur debt for other purposes, including to fund future dividend payments;

  •
  fund dividends from future issuances of equity securities, which could be dilutive to our stockholders and negatively effect the price of our Class A common stock;

  •
  fund dividends from other sources, such as by selling assets or by liquidating working capital; and

  •
  reduce other expected uses of cash, such as capital expenditures, which could limit our ability to grow.

          Over time, our capital and other cash needs will invariably be subject to uncertainties, which could affect whether we pay dividends and the level of any dividends we may pay in the future. In addition, to the extent that we would seek to raise additional cash from additional debt incurrence or equity security issuances, we cannot assure you that such financing will be available on reasonable terms or at all.

You may not receive dividends because of restrictions in our debt agreements, Delaware law and state regulatory requirements.

          Our ability to pay dividends will be restricted by current and future agreements governing our and our subsidiaries' debt, including our senior credit facilities and the indenture governing our notes, as well as Delaware law and state regulatory authorities.

          Our senior credit facilities and the indenture governing our notes restrict our ability to pay dividends. Our indenture and our senior credit agreement currently permit us to pay approximately $48.0 million in dividends in addition to the dividends to be paid in connection with this offering, based upon a formula tied to our consolidated net income following the date of the Acquisition. In addition, we and our subsidiaries are permitted under the terms of our debt agreements to incur additional indebtedness that may restrict or prohibit the payment of dividends. See "Description of Certain Debt—Senior Credit Facilities" and "—Senior Floating Rate Notes and Senior Subordinated Notes—Covenants."

          Under Delaware law, our board of directors may not authorize payment of a dividend unless it is either paid out of our surplus, as calculated in accordance with the Delaware General Corporation Law, or, if we do not have a surplus, it is paid out of our net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. We believe that we are currently permitted to declare dividends under Delaware law. However, to the extent we do not have adequate surplus or net profits, we may be prohibited from paying dividends.

Our dividend policy may limit our ability to pursue growth opportunities.

          We believe our dividend policy may limit, but not preclude, our ability to grow. If we continue paying dividends at the level currently anticipated under our dividend policy, we may need to seek financing to fund a material expansion of our business, including any significant acquisitions, or to pursue growth opportunities requiring capital expenditures significantly beyond our current expectations. We cannot assure you that such financing will be available to us on reasonable terms, or at all.

If you purchase our Class A common stock in this offering, you will incur immediate and substantial dilution in the book value of your shares.

          If you purchase shares in this offering, the value of your shares based on our actual book value will immediately be less than the price you paid. This reduction in the value of your equity is known as dilution. This dilution occurs in large part because our earlier investors paid substantially less than the initial public offering price when they purchased their shares of our common stock. Based upon the issuance and sale of 16,000,000 shares of our Class A common stock by us at an assumed initial public offering price of $25.00 per share (the midpoint of the price range set forth on the cover page of this prospectus) and the sale or distribution of 2,400,000 shares of our Class A common stock that are subject to the exercise of the underwriters' over-allotment option, you will incur immediate dilution of $15.73 in the net tangible book value per share if you purchase shares in this offering.

Approximately 76.1% of our voting stock is controlled by one principal stockholder whose interests may conflict with those of our other stockholders.

          Upon completion of this offering, FPH, which is controlled by Madison Dearborn, will hold approximately 76.1% of our voting power (72.5% if the underwriters' over-allotment option is exercised in full). As a result of this ownership, FPH will have the ability to control our affairs and matters requiring stockholder approval, including the nomination, election and removal of directors, any proposed merger, consolidation or sale of substantially all of our assets, or other material corporate transaction, such as the determination of corporate policy. This concentration of ownership may also have the effect of delaying or preventing an acquisition transaction, merger or other change in control of our company or discouraging others from making tender offers for our shares, even if the transaction would be in the best interests of the minority stockholders. Moreover, this concentration of ownership may make it difficult for you and the other holders of Class A common stock to replace management. So long as FPH continues to own a significant amount of the outstanding shares of our common stock, it will continue to be able to strongly influence our decisions.

We are a "controlled company" within the meaning of the New York Stock Exchange rules and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements.

          Following the completion of this offering we will be deemed to be a "controlled company" under the rules of the NYSE. Under these rules, a company of which more than 50% of the voting power is held by a group is a "controlled company" and may elect not to comply with certain NYSE corporate governance requirements, including (1) the requirement that a majority of the board of directors consist of independent directors, (2) the requirement that the nominating committee be composed entirely of independent directors, (3) the requirement that the compensation committee be composed entirely of independent directors and (4) the requirement for an annual performance evaluation of the nominating and corporate governance and compensation committees. We intend to rely on this exemption, and therefore we do not intend to have a majority of independent directors or nominating and compensation committees consisting entirely of independent directors. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the NYSE's corporate governance requirements.

Conflicts of interest may arise because some of our directors are principals of our largest stockholder.

          Upon completion of this offering, four representatives of Madison Dearborn will serve on our six-member board of directors. Madison Dearborn and its affiliates currently have interests in other companies that, to a limited degree, compete with us in the packaging industry. Madison Dearborn and its affiliates may continue to invest in entities that directly or indirectly compete with us or companies in which they currently invest may begin competing with us. As a result of these relationships, when conflicts between the interests of Madison Dearborn and the interests of our other stockholders arise, these directors may not be disinterested. Although our directors and officers have a duty of loyalty to us, under Delaware law and our amended and restated certificate of incorporation that will be adopted in connection with this offering, transactions that we enter into in which a director or officer has a conflict of interest are permissible so long as (1) the material facts relating to the director's or officer's relationship or interest as to the transaction are disclosed to our board of directors and a majority of our disinterested directors approves the transaction, (2) the material facts relating to the director's or officer's relationship or interest as to the transaction are disclosed to our stockholders and a majority of our disinterested directors approves the transaction or (3) the transaction is otherwise fair to us. Our amended and restated certificate of incorporation will also provide that Madison Dearborn and its representatives will not be required to offer any transaction opportunity of which they become aware to us and could take any such opportunity for themselves or offer it to other companies in which they have an investment.

Shares eligible for future sale may cause the market price of our Class A common stock to decline, even if our business is doing well.

          Sales of substantial amounts of our common stock in the public market after this offering, or the perception that these sales may occur, could adversely affect the price of our Class A common stock and could impair our ability to raise capital through the sale of additional equity securities. Upon completion of this offering, we will have outstanding 67,000,000 shares of common stock. Of these shares, the 16,000,000 shares of Class A common stock sold in this offering will be freely tradable, without restriction, in the public market (18,400,000 shares if the underwriters' over-allotment option is exercised in full). We and our current stockholders have agreed with the underwriters not to sell, dispose of or hedge any shares of our common stock or securities convertible into or exchangeable for shares of our common stock, subject to specified exceptions, for 180 days from the date of this prospectus, except with the consent of Goldman, Sachs & Co. After these lock-up agreements expire, an additional 41,378,505 shares (39,455,094 shares if the underwriters' over-allotment option is exercised in full) will be eligible for sale in the public market, subject to applicable manner-of-sale and other limitations under Rule 144 under the Securities Act of 1933, as amended, or the Securities Act. The 9,621,495 shares (9,144,906 shares if the underwriters' over-allotment option is exercised in full) purchased by FPH from OfficeMax will become eligible for resale subject to the volume, manner of sale and other limitations of Rule 144 following the first anniversary of their purchase by FPH. Our two existing stockholders will be entitled, subject to limited exceptions, to registration rights with respect to the registration of shares under the Securities Act. By exercising their registration rights, and selling a large number of shares, these holders could cause the price of our common stock to decline. An estimated 51,000,000 shares of common stock (48,600,000 shares if the underwriters' over-allotment option is exercised in full) will be entitled to registration rights upon completion of this offering. See "Shares Eligible for Future Sale," "Certain Relationships and Related Transactions—The Acquisition—Registration Rights Agreement" and "Underwriting."

Delaware law and our charter documents may impede or discourage a takeover that you may consider favorable.

          The anti-takeover provisions of the Delaware General Corporation Law impose various impediments on the ability of a third-party to acquire control of us, even if a change in control would be beneficial to our stockholders.

          In addition, provisions of our amended and restated certificate of incorporation and by-laws may also deter, delay or prevent a third-party from acquiring us. These provisions include:

  •
  limitations on the ability of stockholders to amend our charter documents, including stockholder supermajority voting requirements;

  •
  the inability of stockholders to act by written consent or to call special meetings after such time as the existing stockholders own less than a majority of our common stock;

  •
  a classified board of directors with staggered three-year terms;

  •
  advance notice requirements for nominations for election to the board of directors and for stockholder proposals; and

  •
  the authority of our board of directors to issue, without stockholder approval, up to         shares of preferred stock with such terms as the board of directors may determine and to issue additional shares of our common stock.

          We will also be afforded the protections of Section 203 of the Delaware General Corporation Law, which will prevent us from engaging in a business combination with a person who acquires at least 15% of our common stock for a period of three years from the date such person acquired such common stock, unless board or stockholder approval were obtained. See "Description of Capital Stock."

          These provisions could have the effect of delaying, deferring or preventing a change in control of our company, discourage others from making tender offers for our shares, lower the market price of our stock or impede the ability of our stockholders to change our management, even if such changes would be beneficial to our stockholders.

The requirements associated with being a public company will require significant company resources and management attention.

          Following this offering, we will become subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or Exchange Act, and the Sarbanes-Oxley Act of 2002. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls for financial reporting. We are a new company, and have not established many of the procedures and practices we will be required to have as a public company. As a result, we will incur significant legal, accounting and other expenses that we did not incur, either as a nonpublic company or as business units of OfficeMax. Further, the need to establish the corporate infrastructure demanded of a public company may divert management's attention from implementing our growth strategy, which could prevent us from growing our sales and improving our financial condition. We have made, and will continue to make, changes to our corporate governance standards, disclosure controls and financial reporting and accounting systems to meet our reporting obligations. However, the measures we take may not be sufficient to satisfy our obligations as a public company. In addition, we cannot predict or estimate the amount of additional costs we may incur in order to comply with these requirements.

FORWARD-LOOKING STATEMENTS

          This prospectus contains forward-looking statements. Statements that are predictive in nature or that depend upon or refer to future events or conditions are forward-looking statements. These statements are often identified by the words "will," "should," "anticipate," "believe," "expect," "intend," "estimate" or similar expressions. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties, both known and unknown. There are important factors that could cause actual results to differ materially from those in forward-looking statements, many of which are beyond our control. These factors, risks and uncertainties include, among others, the following:

  •
  fluctuations in pricing and demand for uncoated free sheet, containerboard, corrugated containers, newsprint, market pulp, plywood, lumber, particleboard and engineered wood products;

  •
  changes in the cost and availability of raw materials, particularly wood fiber, chemicals and energy;

  •
  the effect on us of competition in our industry;

  •
  long-term declines in demand due to competing technologies or materials;

  •
  our ability to service our debt obligations, fund our working capital requirements and comply with financial covenants contained in our debt instruments;

  •
  a material disruption at any of our facilities or a material disruption in our ability to obtain timber;

  •
  fluctuations in foreign currency exchange rates;

  •
  our ability to maintain relationships with our customers, particularly OfficeMax;

  •
  our ability to fund and implement our planned capital expenditures;

  •
  changes in our relationships with our employees, including our ability to renew collective bargaining agreements with labor unions and our ability to attract and retain key management employees;

  •
  increased labor costs or material labor disruptions;

  •
  changes in our regulatory environment, including environmental regulations;

  •
  our ability to obtain third-party transportation and logistical services;

  •
  changes in interest rates; and

  •
  general economic conditions and their effects on our business.

          Our actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements, and accordingly, we can give no assurances that any of the events anticipated by the forward-looking statements will occur or, if any of them do, what impact they will have on our results of operations or financial condition. In view of these uncertainties, investors are cautioned not to place undue reliance on these forward-looking statements. Subject to our obligations under the Securities Act, we expressly disclaim any obligation to revise publicly any forward-looking statements that have been made to reflect the occurrence of events after the date hereof. For a discussion of other factors that may affect our business, you should read carefully the factors described in "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections of this prospectus. We note that the safe harbor for forward-looking statements provided by the Private Securities Litigation & Reform Act of 1995 does not apply to statements made in connection with any initial public offering.

INDUSTRY AND MARKET DATA

          Unless otherwise indicated, information contained in this prospectus concerning the paper and forest products industry, its segments and related markets (including end-use markets), our general expectations concerning such industry, its segments and related markets and our market position and market share within such industry, its segments and related markets are based on information from independent industry analysts and publications, such as Resource Information Systems, Inc., Home Channel News, 2003-2004 Pulp & Paper Global Fact & Price Book, and management estimates. Management estimates are derived from publicly available information released by third-party sources, as well as data from our internal research, and are based on assumptions made by us based on such data and our knowledge of such industry and markets, which we believe to be reasonable. None of the independent industry publications used in this prospectus was prepared on our or our affiliates' behalf and none of the sources cited in this prospectus has consented to the inclusion of any data from its reports, nor have we sought their consent. Market share data is based on sales, in the case of our Building Materials Distribution segment, and, in the case of our other segments, production capacity, unless otherwise indicated. Estimates of historical growth rates in the markets in which we operate are not necessarily indicative of future growth rates in such markets.

REORGANIZATION AS A CORPORATION

          On May 9, 2005, we converted from a Delaware limited liability company to a Delaware corporation. In connection with the conversion, all of our Series A common units were exchanged for preferred stock, all of our Series B common units were exchanged for Class B common stock and all of our Series C common units were exchanged for Class C common stock, according to their relative rights and preferences. When the final offering price has been determined, we will exchange all of our outstanding Class C common stock for Class A common stock, using a ratio based upon the final offering price. This prospectus assumes an exchange ratio based upon an initial public offering price of $25.00, the midpoint of the range set forth on the cover page of this prospectus. The shares sold in this offering are shares of our Class A common stock. FPH and OfficeMax will hold all of our Class B common stock at the time of this offering. Our board of directors intends to declare and pay to holders of our Class B common stock (1) the Special Dividend, which we estimate will be approximately $75.2 million (assuming an initial public offering price of $25.00, the midpoint of the range set forth on the cover page of this prospectus), (2) a cash dividend from the net proceeds of any shares sold pursuant to the underwriters' over-allotment option and (3) a stock dividend consisting of shares of our Class A common stock with respect to which the underwriters' over-allotment option is not exercised. Shares of our Class A common stock and shares of our Class B common stock will be identical, including with respect to voting rights and rights to future dividends declared by our board of directors, except for the right of the holders of our Class B common stock to receive the Special Dividend, a cash dividend from the net proceeds of any shares sold pursuant to the underwriters' over-allotment option and a stock dividend consisting of shares of our Class A common stock with respect to which the underwriters' over-allotment option is not exercised. In addition, the holders of our Class B common stock will have the right to consent to any changes to our governing documents that would adversely affect the Class B common stock. Each share of Class B common stock may be converted into a share of Class A common stock at any time at the option of the holder and will be automatically converted upon the conversion of a majority of the Class B common stock.

          Members of our management currently hold equity in FPH that would entitle them to receive, after giving effect to the application of the proceeds received by FPH to purchase shares of our common stock from OfficeMax, approximately $0.7 million of the Special Dividend (assuming an initial public offering price of $25.00, the midpoint of the range set forth on the cover page of this prospectus). Members of our management will receive an additional cash distribution from FPH of approximately $2.4 million if the underwriters' over-allotment option is exercised in full.

          The following chart illustrates the ownership of our voting equity following this offering.

*
Assuming an initial public offering price of $25.00, the midpoint of the range set forth on the cover page of this prospectus, FPH will purchase all of our common stock held by OfficeMax.

          Following the completion of this offering and the application by FPH of the proceeds it receives in connection with this offering to purchase all of the shares of our common stock owned by OfficeMax, we expect that FPH will distribute to members of management who hold FPH equity interests shares of our Class A common stock and Class B common stock that are held by FPH on account of management's equity interest in FPH. As a result, management would cease to have an equity interest in FPH and would instead hold 2,603,612 shares of our Class A common stock (2,502,442 shares if the underwriters exercise their over-allotment option in full) and 1,941,275 shares of our Class B common stock, representing an approximately 6.8% interest in our common stock following the completion of this offering (6.6% if the underwriters exercise their over-allotment option in full). See "Principal Stockholders."

USE OF PROCEEDS

          Based upon an initial public offering price of $25.00 per share (the midpoint of the price range set forth on the cover page of this prospectus), we will receive from this offering net proceeds of approximately $370.6 million, after deducting estimated underwriting discounts and commissions and estimated offering expenses, which are payable by us.

          We expect that all of the net proceeds from this offering will be paid, either directly or indirectly, to FPH and OfficeMax, which we refer to as our existing stockholders. Madison Dearborn and members of our management own substantially all of the equity interest in FPH. We intend to redeem all of our preferred stock from OfficeMax for its liquidation value of $38.0 million, including accrued and unpaid dividends. Our preferred stock accrues (and our Series A common units outstanding prior to the exchange accrued) dividends at a rate of 8% per annum on the liquidation value, which yield accumulates semi-annually on June 30 and December 31, beginning on December 31, 2004.

          In addition, we intend to repay our loan from Boise Land & Timber Corp., a sister corporation, including accrued and unpaid interest, in an expected aggregate amount of $257.5 million as of the closing date of this offering. This loan bears interest at 8% per annum and matures on February 4, 2015. We used the proceeds from this loan to repay a portion of our borrowings under our senior credit facilities incurred to finance the Acquisition. We expect that Boise Land & Timber Corp. will distribute the proceeds from the repayment of this loan to Boise Land & Timber Holdings Corp., which will use $31.0 million of the proceeds to redeem its Series A common stock from a subsidiary of OfficeMax and the balance to make a distribution to FPH and a subsidiary of OfficeMax.

          We intend to use the remaining net proceeds to pay the Special Dividend to holders of our Class B common stock. We estimate that this dividend will be approximately $75.2 million, assuming an initial public offering price of $25.00, the midpoint of the range set forth on the cover of this prospectus. We also intend to distribute to our existing stockholders a dividend consisting of (1) the net proceeds from any shares of our Class A common stock sold pursuant to the underwriters' over-allotment option and (2) any shares of our Class A common stock not sold pursuant to this option.

          FPH will use the proceeds it receives in connection with this offering to purchase all of the shares of our common stock held by OfficeMax, including any shares of Class A common stock received by OfficeMax as a dividend. To the extent the proceeds received by FPH exceed the aggregate purchase price for all of our common stock held by OfficeMax, FPH will distribute the excess to its equityholders, including members of our management. Assuming an initial public offering price of $25.00 (the midpoint of the range set forth on the cover page of this prospectus) and the full exercise of the underwriters' over-allotment option, FPH will receive approximately $286.9 million of cash proceeds from this offering, of which $214.8 million will be used to purchase shares of our common stock from OfficeMax.

          As a result of these transactions, and assuming an initial public offering price of $25.00, the midpoint of the range set forth on the cover page of this prospectus, we expect that members of our management will receive an aggregate amount of approximately $3.0 million of the proceeds of this offering if the underwriters' over-allotment option is exercised in full. See "Certain Relationships and Related Transactions—Proceeds of this Offering" for the amounts that will be paid to our principal stockholders and our executive officers in connection with our intended use of net proceeds.

DIVIDEND POLICY AND RESTRICTIONS

          We currently intend to declare and pay quarterly dividends of approximately $0.125 per share on all outstanding shares of Class A common stock and Class B common stock. We currently expect the first quarterly dividend will be declared and paid in the third quarter of 2005. The declaration and payment of this and any future dividends will be at the discretion of our board of directors, subject to our actual future earnings and capital requirements and contractual and legal restrictions. In determining whether to declare a dividend, our board of directors may take into account matters such as general business conditions, our financial results, capital requirements, contractual, legal and regulatory restrictions and other factors that our board of directors may deem relevant. In addition, our ability to declare and pay dividends is limited by our senior credit agreement and by the indenture governing our senior floating rate notes and senior subordinated notes and may be limited by the terms of any future debt. Under the terms of our senior credit agreement and the indenture governing our senior floating rate notes and senior subordinated notes, we are permitted to declare and pay dividends based upon a formula tied to our consolidated net income following the date of the Acquisition. We are currently permitted to pay approximately $48.0 million in dividends in addition to the dividends to be paid in connection with this offering based upon this formula. The indenture and our senior credit agreement also permit us to declare and pay dividends in an aggregate amount of up to $35.0 million, whether or not we have the ability to declare and pay dividends based upon the formula. However, the payment of dividends pursuant to this exception would reduce the amount of dividends that may be payable under the indenture pursuant to such formula in the future. For a more detailed description of these limitations, see "Description of Certain Debt—Senior Credit Facilities—Amendment and Restatement" and "—Senior Floating Rate Notes and Senior Subordinated Notes—Covenants."

          We also intend to declare and pay the following dividends to holders of our Class B common stock (assuming an initial public offering price of $25.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus):

  •
  The Special Dividend, which we estimate will be approximately $75.2 million and which we will pay from any net proceeds from this offering remaining after the redemption of our preferred stock from OfficeMax, the repayment of our loan from Boise Land & Timber Corp. and the payment of fees and expenses, as described under "Use of Proceeds."

  •
  A cash dividend of up to $56.4 million, which we will pay from the net proceeds we receive from any shares of our Class A common stock sold pursuant to the underwriters' over-allotment option.

  •
  A stock dividend consisting of shares of our Class A common stock to the extent the underwriters' over-allotment option is not exercised, to be paid shortly after the expiration of the underwriters' over-allotment option.

          We are a holding company and have no direct operations. Our ability to pay cash dividends depends, in part, on the ability of our subsidiaries to pay cash dividends. We expect to cause our subsidiaries to make distributions to us to fund our expected dividend payments, subject to applicable law and any restrictions contained in our subsidiaries' current or future debt agreements.

DILUTION

          Our net tangible book value as of March 31, 2005, determined on a pro forma basis, was $296.4 million, or $6.10 per share of common stock. Pro forma net tangible book value represents the amount of our total tangible assets, less our total liabilities and equity attributable to preferred stock, divided, in the case of pro forma net tangible book value per share, by the pro forma number of shares of common stock outstanding giving effect to our conversion to a corporation as described under "Reorganization as a Corporation." Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by investors in this offering and the pro forma net tangible book value per share of our common stock immediately after this offering.

          After giving effect to (1) our sale of 16,000,000 shares of Class A common stock in this offering and (2) 2,400,000 shares of our Class A common stock that we will either sell to the underwriters if they exercise their over-allotment option or distribute to holders of our Class B common stock if the underwriters do not exercise their over-allotment option, based upon an assumed initial public offering price of $25.00 per share, the midpoint of the range set forth on the cover page of this prospectus, and before deducting the estimated underwriting discounts and estimated offering expenses payable by us, our adjusted pro forma net tangible book value as of March 31, 2005 would have been approximately $621.0 million, or $9.27 per share of common stock, on a pro forma basis after giving effect to (1) the payment of the Special Dividend, (2) the redemption of our preferred stock, (3) the repayment of the loan from Boise Land & Timber Corp. and (4) the other pro forma adjustments described under "Unaudited Pro Forma Financial Data." This represents an immediate increase in pro forma net tangible book value to existing stockholders of $3.17 per share and an immediate dilution to new investors in this offering of $15.73 per share. The following table illustrates the per share dilution in pro forma net tangible book value to new investors:

Assumed initial public offering price per share		$25.00
Pro forma net tangible book value per share as of March 31, 2005	$6.10
Increase in pro forma net tangible book value per share attributable to new investors	3.17

Pro forma adjusted net tangible book value per share as of March 31, 2005		9.27

Dilution per share to new investors		$15.73

          We will reduce the number of shares of Class A common stock that we will issue to the holders of our Class B common stock in the stock dividend described above by the number of shares sold to the underwriters pursuant to their over-allotment option. We will also pay to the holders of our Class B common stock a cash dividend equal to all net proceeds we receive from any such sale to the underwriters. As a result, our pro forma net tangible book value is not affected by whether or not the underwriters exercise their over-allotment option with respect to the Class A common stock.

          The following table summarizes, as of March 31, 2005, as adjusted to give effect to this offering, the differences between the number of shares of Class A common stock purchased from us (including the stock dividend payable in the event that the underwriters do not exercise their over-allotment option), the aggregate cash consideration paid to us and the average price per share paid by existing stockholders since our inception and new investors purchasing shares of our Class A common stock in this offering. The calculation below is based on an assumed initial public offering price of $25.00 per share, the midpoint of the range set forth on the cover page of this prospectus, before deducting the estimated underwriting discounts and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration
						Average Price Per Share
	Number	Percent	Amount		Percent
Existing stockholders	51,000,000	76.1%	$302,455,240	(1)	43.1%	$5.93
New investors	16,000,000	23.9	400,000,000		56.9	25.00

Total	67,000,000	100.0%	$702,455,240		100.0%	$10.48

(1)
This amount does not include an aggregate of $246.4 million invested by our existing stockholders in our sister corporation, Boise Land & Timber Corp., in connection with its acquisition of the timberlands operations on October 29, 2004. See "Certain Relationships and Related Transactions—Proceeds of this Offering" for additional information on amounts to be received by the existing stockholders on account of this investment.

          There are 3,350,000 shares of our Class A common stock reserved for future issuance under the Boise Incentive and Performance Plan. To the extent that such equity incentives are exercised, there will be further dilution to our new investors. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

          If the underwriters exercise their over-allotment option in full, our existing stockholders will own approximately 72.5% and our new investors will own approximately 27.5% of the total number of shares of our common stock after this offering.

CAPITALIZATION

          The following table sets forth our capitalization as of March 31, 2005:

  •
  on a historical basis;

  •
  on a pro forma basis to reflect (1) the amendment and restatement of our senior credit facilities, as described under "Description of Certain Debt—Senior Credit Facilities—Amendment and Restatement" and (2) our conversion to a corporation, as described under "Reorganization as a Corporation"; and

  •
  on a pro forma, as adjusted basis to give effect to our receipt of the estimated cash proceeds from the sale of 16,000,000 shares of Class A common stock in this offering (assuming no exercise of the underwriters' over-allotment option and an initial public offering price of $25.00 per share, the midpoint of the range set forth on the cover page of this prospectus), after deducting underwriting discounts and estimated offering expenses, and the application of the net proceeds as described under "Use of Proceeds."

          This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Unaudited Pro Forma Financial Data" and the consolidated financial statements and the notes thereto included in this prospectus.

	Boise Holdings
	As of March 31, 2005
	Historical	Pro forma	Pro forma, as adjusted
	(dollars in millions) (unaudited)
Long-term debt, including current maturities:
Senior credit facilities:(1)
Revolving credit facility	$—	$—	$—
Tranche B term loan	918.0	—	—
Tranche D term loan	—	840.0	840.0
Senior floating rate notes due 2012	250.0	250.0	250.0
7 1/8% senior subordinated notes due 2014	400.0	400.0	400.0
Loan from affiliate(2)	256.1	256.1	—

Total debt	1,824.1	1,746.1	1,490.0

Members'/stockholders' equity:
Series A common units	37.6	—	—
Series B common units	375.5	—	—
Series C common units	4.2	—	—
Preferred stock, $0.01 par value per share, 106,000,000 shares authorized; 66,000,000 shares issued and outstanding pro forma; no shares outstanding pro forma, as adjusted	—	37.6	—
Class A common stock, $0.01 par value per share, 150,000,000 shares authorized pro forma and pro forma, as adjusted; 2,548,246 shares issued and outstanding pro forma; 20,948,246 shares issued and outstanding pro forma, as adjusted	—	—	0.2
Class B common stock, $0.01 par value per share, 100,000,000 shares authorized pro forma and pro forma, as adjusted; 46,051,754 shares issued and outstanding pro forma and pro forma, as adjusted	—	0.5	0.5
Additional paid in capital	—	334.0	629.1
Retained earnings	—	—	—
Accumulated other comprehensive income	—	7.4	7.4

Total members'/stockholders' equity	417.3	379.5	637.2

Total capitalization	$2,241.4	$2,125.6	$2,127.2

(1)
Pro forma for the amendment and restatement of our senior credit facilities as of March 31, 2005, we had $402.9 million of availability under our $475.0 million revolving credit facility, net of $72.1 million of outstanding and undrawn letters of credit. We reduced our term borrowings by $78.0 million in connection with the amendment and restatement of our senior credit facilities on a pro forma basis as of March 31, 2005.

(2)
Represents a loan by a subsidiary of Boise Land & Timber Holdings Corp., our sister corporation, from the proceeds it received in connection with the Timberlands Sale. We used the proceeds of this loan to repay a portion of our borrowings under our senior credit facilities. We intend to repay this loan using a portion of the net proceeds from this offering.

UNAUDITED PRO FORMA FINANCIAL DATA

          We derived the following unaudited pro forma financial data by applying pro forma adjustments to our unaudited balance sheet as of March 31, 2005 and the audited statement of income (loss) of our predecessor for the period January 1 through October 28, 2004, our audited statement of income (loss) for the period October 29 (inception) through December 31, 2004 and our unaudited statement of income (loss) for the three months ended March 31, 2005 included in this prospectus. The unaudited pro forma financial data as of the date and for the periods presented give effect to:

  •
  the Acquisition;

  •
  the receipt and application of proceeds from Boise Land & Timber Corp. in connection with the Timberlands Sale, as described under "Certain Relationships and Related Transactions—Relationship Between Us and Boise Land & Timber Holdings Corp.";

  •
  the amendment and restatement of our senior credit facilities, as described under "Description of Certain Debt—Senior Credit Facilities—Amendment and Restatement";

  •
  our conversion to a corporation, as described under "Reorganization as a Corporation"; and

  •
  the completion of this offering and the application of the net proceeds, as set forth under "Use of Proceeds";

in each case, as if these transactions had occurred on March 31, 2005 for balance sheet purposes and January 1, 2004 for statement of income (loss) purposes, other than the Acquisition and the receipt and application of proceeds received in connection with the Timberlands Sale, which are already reflected in the balance sheet as of that date. We describe the assumptions underlying the pro forma adjustments in the accompanying notes, which should be read in conjunction with the unaudited pro forma financial data.

          The unaudited pro forma statements of income (loss) for the year ended December 31, 2004 and for the three months ended March 31, 2005 do not reflect (1) a $43.0 million non-cash charge related to the write-off of the Tranche B term loan deferred financing costs in connection with the amendment and restatement of our senior credit facilities, which was completed in April 2005, (2) an $11.5 million non-cash charge to income tax provision to establish net deferred tax liabilities assuming that our conversion to a corporation had occurred on March 31, 2005, or (3) a $4.0 million non-cash charge to compensation expense as the result of the accelerated vesting upon completion of this offering of a portion of the Series C common units. The $43.0 million charge will be reflected in our statement of income (loss) for the second quarter of 2005 and the $4.0 million charge will be reflected in our statement of income (loss) for the quarter in which this offering is completed. The non-cash charge to income tax will be reflected in our statement of income (loss) in the second quarter of 2005. The unaudited pro forma statements of income (loss) for the three months ended March 31, 2005 also do not reflect $15.2 million in income due to the change in fair value of interest rate swaps that were no longer considered cash flow hedges of our expected future Tranche B term loan variable interest rate payments. These interest rate swaps could no longer be treated as hedges as of March 31, 2005 due to our decision to pursue an amendment and restatement of our senior credit facilities. As a result, the fair value of the interest rate swaps at March 31, 2005, which under hedge accounting was recorded in Series B common units on our balance sheet to be amortized against future interest expense, was immediately recognized in income. On April 28, 2005, these interest rate swaps were redesignated as hedges of the cash flow risk from the LIBOR-based variable interest payments on term loans borrowed under our senior credit facilities. As a result of the accounting treatment of these hedges, we recognized $15.2 million of non-cash income in the first quarter of 2005 and will recognize $5.3 million of non-cash expense in the second quarter of 2005. The net $9.9 million of income recognized during these periods will result in higher interest expense over the remaining life of the interest rate swaps. The above amounts are reflected on our unaudited pro forma balance sheet as of March 31, 2005.

          The unaudited pro forma financial data are for informational purposes only and should not be considered indicative of actual results that would have been achieved had the Acquisition, the Timberlands Sale, the amendment and restatement of our senior credit facilities, our conversion to a corporation and/or this offering been consummated on the date or for the periods indicated and do not purport to indicate balance sheet data or results of operations as of any future date or any future period. The unaudited pro forma financial data should be read in conjunction with the information contained in "Use of Proceeds," "Capitalization," "Selected Historical Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and the accompanying notes included in this prospectus.

Unaudited Pro Forma Condensed Balance Sheet as of March 31, 2005

	Boise Holdings Historical(2)	Adjustments(5)		Boise Cascade Company Pro Forma
	(dollars in thousands)
ASSETS
Current
Cash	$142,074	$838,000	(a)	$62,074
		(918,000)	(b)
Receivables
Trade, less allowances	364,067	—		364,067
Related parties	48,011	—		48,011
Other	17,309	—		17,309
Inventories	647,705	—		647,705
Deferred income taxes	—	36,801	(i)	55,102
		16,745	(c)
		1,556	(j)
Other	17,494	—		17,494

	1,236,660	(24,898)		1,211,762

Property
Property and equipment, net	1,465,180	—		1,465,180
Fiber farms and timber deposits	48,748	—		48,748

	1,513,928	—		1,513,928

Deferred financing costs	81,072	2,000	(a)	40,026
		(43,046)	(c)
Goodwill	11,773	—		11,773
Intangibles	33,715	—		33,715
Other assets	33,319	—		33,319

Total assets	$2,910,467	$(65,944)		$2,844,523

LIABILITIES AND CAPITAL
Current
Current portion of long-term debt	$—	$8,400	(a)	$8,400
Accounts payable
Trade	359,940	—		359,940
Related parties	236	—		236
Accrued liabilities
Compensation and benefits	78,967	—		78,967
Interest payable	15,103	—		15,103
Other	54,355	—		54,355

	508,601	8,400		517,001

Debt
Long-term debt, less current portion	1,568,000	831,600	(a)	1,481,600
		(918,000)	(b)
Note payable to related party, net	256,123	(256,123)	(h)	—

	1,824,123	(342,523)		1,481,600

Other
Deferred income taxes	—	48,281	(i)	48,281
Compensation and benefits	135,804	—		135,804
Other long-term liabilities	24,680	—		24,680

	160,484	48,281		208,765

Capital
Series A common units	37,595	(37,595)	(d)	—
Series B common units	375,464	(368,019)	(d)	—
		(7,445)	(d)
Series C common units	4,200	(4,200)	(d)	—
Preferred stock	—	37,595	(d)	—
		(37,595)	(f)
Class A common stock	—	370,646	(e)	370,646
Class B common stock	—	368,019	(d)	259,066
		(43,046)	(c)
		16,745	(c)
		(76,928	)(g)
		(11,480)	(i)
		(4,000)	(j)
		1,556	(j)
		4,200	(d)
		4,000	(j)
Accumulated other comprehensive income	—	7,445	(d)	7,445

Total capital	417,259	219,898		637,157

Total liabilities and capital	$2,910,467	$(65,944)		$2,844,523

See the accompanying notes to the unaudited pro forma condensed financial statements, which are an integral part of these statements.

Unaudited Pro Forma Condensed Statement of Income (Loss)
for the Year Ended December 31, 2004

	Predecessor	Boise Holdings
	Historical
	January 1 through October 28, 2004	October 29 (inception) through December 31, 2004	Acquisition Adjustments(3)		Timberlands Sale Adjustments(4)		Pro Forma for Acquisition and Timberlands Sale	Other Adjustments(6)		Boise Cascade Company Pro Forma
		(dollars in thousands, except per share information)
Sales
Trade	$4,417,440	$779,953	$—		$—		$5,197,393	$—		$5,197,393
Related parties	444,608	92,774	—		—		537,382	—		537,382

	4,862,048	872,727	—		—		5,734,775	—		5,734,775

Materials, labor and other operating expenses	4,122,045	733,509	(2,245)	(a)	119,988	(d)	4,951,204	—		4,951,204
			(30,459)	(b)	10,000	(e)
			(1,634)	(c)
Fiber costs from related parties	95,537	24,451	—		(119,988)	(d)	—	—		—
Depreciation, amortization and depletion	193,816	20,037	(87,958)	(e)			127,468	—		127,468
			1,573	(f)
Selling and distribution expenses	211,319	40,118	(2,575)	(b)	—		248,293	—		248,293
			(569)	(c)
General and administrative expenses	79,317	10,608	(7,806)	(b)	—		76,945	—		76,945
			3,153	(d)
			(2,539)	(c)
			3,984	(g)
			(9,772)	(h)
Other (income) expense, net	25,348	(23)	(2,176)	(i)	—		23,149	—		23,149

	4,727,382	828,700	(139,023)		10,000		5,427,059	—		5,427,059
Income from operations	134,666	44,027	139,023		(10,000)		307,716	—		307,716

Equity in net income of affiliates	6,308	—	—		—		6,308	—		6,308
Gain on sale of affiliate	46,498	—	—		—		46,498	—		46,498
Foreign exchange gain	912	1,181	—		—		2,093	—		2,093
			(22,774)	(j)	(16,753)	(b)		16,753	(a)
Interest expense	(72,124)	(22,182)	(7,730)	(k)	14,969	(c)	(126,594)	4,200	(b)	(105,641)
Interest income	557	2,005	8,021	(l)	(8,021)	(a)	2,562	—		2,562

	(17,849)	(18,996)	(22,483)		(9,805)		(69,133)	20,953		(48,180)

Income (loss) before income taxes	116,817	25,031	116,540		(19,805)		238,583	20,953		259,536
Income tax (provision) benefit	(47,351)	(329)	47,680	(m)	—		—	(102,769)	(c)	(102,769)

Net income (loss) from continuing operations before nonrecurring charges directly attributable to the transactions	$69,466	$24,702	$164,220		$(19,805)		$238,583	$(81,816)		$156,767

Earnings per share:(8)
Basic:
Class A										$2.41
Class B										$2.41
Diluted:
Class A										$2.34
Class B										$2.34

See the accompanying notes to the unaudited pro forma condensed financial statements, which are an integral part of these statements.

Unaudited Pro Forma Condensed Statement of Income (Loss)
for the Three Months Ended March 31, 2005

	Boise Holdings Historical
	Three months ended March 31, 2005	Timberlands Sale Adjustments(4)		Pro Forma for Timberlands Sale	Other Adjustments(6)		Boise Cascade Company Pro Forma
	(dollars in thousands, except per share information)
Sales
Trade	$1,281,935	$—		$1,281,935	$—		$1,281,935
Related parties	150,336	—		150,336	—		150,336

	1,432,271	—		1,432,271	—		1,432,271

Materials, labor and other operating expenses	1,220,658	17,609	(d)	1,238,267	—		1,238,267
Fiber costs from related parties	17,609	(17,609	)(d)	—	—		—
Depreciation, amortization and depletion	30,637	—		30,637	—		30,637
Selling and distribution expenses	62,336	—		62,336	—		62,336
General and administrative expenses	19,204	—		19,204	—		19,204
Other expense, net	127	—		127	—		127

	1,350,571	—		1,350,571	—		1,350,571
Income from operations	81,700	—		81,700	—		81,700

Equity in net income of affiliates	—	—		—	—		—
Change in fair value of interest rate swaps	15,200	—		15,200	(15,200	)(d)	—
Foreign exchange loss	(793)	—		(793)	—		(793)
Interest expense	(32,079)	(1,989	)(b)	(32,322)	5,112	(a)	(26,160)
		1,746	(c)		1,050	(b)
Interest income	1,350	(917	)(a)	433	—		433

	(16,322)	(1,160)		(17,482)	(9,038)		(26,520)

Income (loss) before income taxes	65,378	(1,160)		64,218	(9,038)		55,180
Income tax (provision) benefit	(639)	—		(639)	(21,872	)(c)	(22,511)

Net income (loss)	$64,739	$(1,160)		$63,579	$(30,910)		$32,669

Earnings per share:(8)
Basic:
Class A							$0.50
Class B							$0.50
Diluted:
Class A							$0.49
Class B							$0.49

See the accompanying notes to the unaudited pro forma condensed financial statements, which are an integral part of these statements.

NOTES TO UNAUDITED PRO FORMA CONDENSED FINANCIAL DATA

Notes to Pro Forma Adjustments Related to the Acquisition

1.     Sources and Uses

        The following table reflects the sources and uses of cash related to the Acquisition (dollars in millions):

Sources		Uses
Revolving credit facility(a)	$40.0	Acquisition consideration(b)	$2,052.6
Tranche B term loan	1,330.0	Fees and expenses	140.3
Senior floating rate notes	250.0	Working capital	2.0
Senior subordinated notes	400.0	Loan to Boise Land & Timber Corp.(c)	164.0
Series A common units	36.4
Series B common units	302.5

Total sources	$2,358.9	Total uses	$2,358.9

(a)
Our revolving credit facility provided for borrowings and issuances of letters of credit of up to $400.0 million. As of March 31, 2005, we had $327.9 million of availability under our revolving credit facility, net of $72.1 million of outstanding and undrawn letters of credit.

(b)
Under the additional consideration agreement that we entered into with OfficeMax, the purchase price may be adjusted upward or downward based on paper prices during the six years following the closing date of the Acquisition. Over that period, we could pay to OfficeMax, or OfficeMax could pay to us, a maximum aggregate amount of $125.0 million, in each case, net of payments received. The calculation of the purchase price does not include the effect, if any, of these potential adjustments.

(c)
In connection with the Acquisition, we loaned $164.0 million to Boise Land & Timber Corp., a subsidiary of Boise Land & Timber Holdings Corp., a sister corporation that is majority-owned by FPH. This loan bore interest at a rate of 6% per annum. The principal amount of the loan was adjusted from time to time to reflect the payments between these companies for allocated costs and expenses. This loan was repaid with proceeds from the Timberlands Sale.

2.     Purchase Price Allocation

        As of March 31, 2005, the allocation of the purchase price for the Acquisition is reflected in our balance sheet. The purchase price was determined based on negotiations between Madison Dearborn and OfficeMax, plus fees and expenses. We allocated the purchase price to the assets acquired by us and the liabilities assumed by us in accordance with the asset purchase agreement based on their estimated fair values as of the date of the Acquisition. Estimated fair values were derived through consideration and application of standard valuation approaches and techniques. The initial purchase price allocation may be adjusted within one year of the date of the Acquisition for changes in estimates of the fair value of assets acquired and liabilities assumed. We have not completed the assessment of the fair value of our fiber farms and may allocate a higher portion of the purchase price to those assets. An increase in those values would reduce goodwill.

          In connection with the Acquisition, we are evaluating the acquired facilities and organizational structure. In accordance with the provisions of Emerging Issues Task Force, or EITF, 95-3, Recognition of Liabilities in Connection With a Purchase Business Combination, exit activities in connection with the Acquisition will increase goodwill. We have one year from the date of the Acquisition to develop our restructuring plans and adjust goodwill. As of December 31, 2004, we had finalized a portion of our plans in sufficient detail to meet the requirements of EITF 95-3 to record a liability. Accordingly, we recorded a reserve of $14.3 million, most of which related to severance costs for 310 of our employees. Of that amount, we recorded $7.3 million in our Paper segment, $0.6 million in our Packaging & Newsprint segment, $1.8 million in our Wood Products segment and $4.6 million in our Corporate and Other segment. Most of these costs are expected to be paid in 2005. Cost savings related to these restructuring activities will result primarily from lower salaries and benefits.

          At March 31, 2005, approximately $9.7 million of the 2004 restructuring reserves were included in accrued liabilities, compensation and benefits, and $0.3 million was included in accrued liabilities, other. Restructuring reserve liability account activity related to these 2004 charges is as follows:

	Severance	Other	Total
	(dollars in millions)
2004 restructuring reserve	$13.8	$0.5	$14.3
Charges against reserve	(1.0)	—	(1.0)

Restructuring reserve at December 31, 2004	$12.8	$0.5	$13.3
Charges against reserve	(3.9)	(0.3)	(4.2)
Reserve charged to goodwill	0.8	0.1	0.9

Restructuring reserve at March 31, 2005	$9.7	$0.3	$10.0

          We expect to complete our restructuring plans by the end of the second quarter of 2005. When those plans are finalized, we expect to record additional restructuring liabilities and increase goodwill.

3.     Adjustments to Unaudited Pro Forma Condensed Statement of Income (Loss) for the Acquisition

(a)
To adjust for the elimination of LIFO reserves as a result of the change to a FIFO basis.

(b)
To reduce pension and other post-retirement expense as a result of OfficeMax retaining the obligation for all former employees and to reduce pension expense to reflect the contribution by OfficeMax of additional assets to the plans. Approximately $22.8 million of the reduction in expense is due to the reduced liability and approximately $18.0 million is due to the increased funding.

(c)
To reduce excess defined contribution benefit expense related to OfficeMax's Employee Stock Ownership Plan.

(d)
To eliminate income from company-owned life insurance (COLI) retained by OfficeMax.

(e)
To reduce depreciation and depletion expense as a result of reducing the value of property, equipment and fiber farms as part of the purchase price allocation. The decrease is the result of allocating a lower value to the acquired assets than their historical carrying value based on our assessment of fair value. We also assigned new estimated useful lives, resulting in an average remaining useful life of 11.5 years, compared with nine years for our predecessor.

(f)
To increase amortization expense as a result of recording intangible assets as part of the purchase price allocation. Intangible assets arising from the Acquisition are as follows (dollars in millions):

Description	Amount	Amortization period
Trade names and trademarks	$22.8	—
Customer relationships	6.8	5 years
Technology	5.1	3 to 5 years

	$34.7

(g)
To eliminate income from a captive insurance company retained by OfficeMax.

(h)
To eliminate expenses associated with OfficeMax's restricted stock program, net of the cost of our new management equity units.

(i)
To eliminate expenses associated with OfficeMax's historical receivable sales program.

(j)
To record additional interest expense, excluding amortization of deferred financing costs, as follows:

		Assumed rate	Interest expense
	Principal amount	January 1 through October 28, 2004	January 1 through October 28, 2004
	(dollars in millions)
Revolving credit facility	$—	—%	$—
Tranche B term loan(1)	1,330.0	4.895%	54.3
Senior floating-rate notes(1)	250.0	6.593%	13.7
Senior subordinated notes	400.0	7.125%	23.8

	$1,980.0
Interest on notes and senior credit facilities, excluding amortization of deferred financing costs			91.8
Ongoing fees on senior credit facilities			3.1

Total new cash interest expense			94.9
Less historical interest expense			72.1

Adjustment			$22.8

Increase in interest expense if rates on variable rate debt increased by 25 basis points	$780.0	0.25%	$2.0

  (1)
  We entered into interest rate protection agreements with respect to our $250.0 million senior floating rate notes and $550.0 million of our Tranche B term loan. The assumed rate on our Tranche B term loan reflects a blended rate, while the assumed rate on the senior floating rate notes reflects the swap rate.

(k)
To record the amortization of additional deferred financing costs.

(l)
To record interest income on the loan to Boise Land & Timber Corp. at an annual rate of 6%.

(m)
To eliminate the historical income tax provision.

Notes to Pro Forma Adjustments Related to the Timberlands Sale

4.     Adjustments to Unaudited Pro Forma Condensed Statement of Income (Loss) for the Timberlands Sale

(a)
To eliminate interest income on our loan to Boise Land & Timber Corp. due to its repayment in full from the proceeds of the Timberlands Sale.

(b)
To record interest expense on the new loan from Boise Land & Timber Corp. at an annual rate of 8% between January 1, 2004 and February 4, 2005.

(c)
To reduce interest expense related to the Tranche B term loan repaid with the proceeds received by us from Boise Land & Timber Corp. in connection with the Timberlands Sale.

(d)
To reclassify "Fiber costs from related parties" to "Materials, labor, and other operating expenses."

(e)
To increase wood fiber costs for the effect of increased open-market purchases following the Timberlands Sale. Due to higher transportation costs and costs related to identifying potential vendors, we estimate that our wood fiber costs would have been $8 million to $12 million higher in 2004, had the Timberlands Sale occurred on January 1, 2004. This estimate is based on our historical costs of wood procurement and the ranges of harvest volumes available to us under the terms of the timber supply agreements. We used the midpoint of the range in our pro forma adjustment.

Notes to Pro Forma Adjustments Related to the Amendment and Restatement of Our Senior Credit Facilities, Conversion to a Corporation and this Offering

5.     Adjustments to Unaudited Pro Forma Condensed Balance Sheet for the Amendment and Restatement of Our Senior Credit Facilities, Conversion to a Corporation and this Offering

(a)
To record the new Tranche D term loan, net of financing costs, and to reflect current portion.

(b)
To record the prepayment of the Tranche B term loan.

(c)
To reflect the write-off of the Tranche B term loan deferred financing costs and related tax effect. No adjustment was made to the pro forma statement of income (loss) for this write-off since this expense represents a material nonrecurring charge resulting directly from the amendment and restatement of our senior credit facilities. This charge of $43.0 million will be reflected in the second quarter of 2005 statement of income (loss).

(d)
To exchange the Series A common units into preferred stock, exchange the Series B common units into Class B common stock and exchange the Series C common units for Class C common stock, and to reflect the subsequent exchange of the Class C common stock for Class A common stock.

(e)
To reflect receipt of the proceeds, net of fees and expenses and underwriters' discounts, from the sale of the Class A common stock.

(f)
To reflect the redemption of the preferred stock held by OfficeMax, which has a liquidation value of $36.4 million, plus accrued and unpaid dividends.

(g)
To reflect the Special Dividend to holders of the Class B common stock.

(h)
To reflect the repayment of the loan from Boise Land & Timber Corp.

(i)
To record deferred income tax benefits and deferred income tax liabilities.

(j)
To reflect the accelerated vesting of management's equity interests in FPH and related tax benefits.

6.     Adjustments to Unaudited Pro Forma Condensed Statement of Income (Loss) for the Amendment and Restatement of Our Senior Credit Facilities, Conversion to a Corporation and this Offering

(a)
To eliminate interest expense on the loan from Boise Land & Timber Corp.

(b)
To reduce interest expense to reflect a 50 basis point reduction in the annual interest rate on the new Tranche D term loan compared to the Tranche B term loan.

(c)
To reflect the recording of an income tax provision giving effect to our conversion to a corporation.

(d)
To eliminate change in fair value of interest rate swaps due to our decision to refinance the Tranche B term loan.

7.     Management Equity Units

        Pursuant to an equity incentive program established shortly after the closing of the Acquisition, approximately 170 of our management-level employees purchased Series B common units of FPH for approximately $18.6 million. To prevent dilution of Madison Dearborn's interest in us, we issued Series C common units to FPH to reflect management's equity interest in FPH. Compensation expense attributable to these equity awards by FPH will be reflected in our results of operations.

          Upon completion of this offering, all of the Series B common units of FPH will vest. In addition, of the one-half of the Series C common units that vest based solely on time served as an employee, those that were scheduled to vest within two years of this offering will vest immediately upon completion of this offering. The remaining one-half of the Series C common units vest based on performance, measured with regard to the internal rate of return earned on the investment in our Series B common units. In connection with this offering, all of our Series C common units will be exchanged for shares of our Class A common stock. The number of shares to be issued will be based upon the value of our Series C common units as of the time of this offering. The exchange does not result in additional compensation expense since it does not represent a modification of the original award. We calculated the fair value of the award as of the date of grant and are recognizing expense over the vesting periods. However, the accelerated vesting of the FPH equity interests will result in the recognition by us of approximately $4.0 million of expense upon completion of this offering. This expense is a nonrecurring charge resulting directly from this offering and is not included in the pro forma condensed statement of income (loss) adjustments.

8.     Pro Forma Earnings Per Share After Giving Effect to this Offering

        Pro forma basic earnings per share is computed by dividing net earnings available to common stockholders by the weighted average number of common shares outstanding during the period. Pro forma diluted earnings per common share is computed by dividing earnings available to common stockholders by the sum of weighted average common shares outstanding plus dilutive common shares for the period.

          After the completion of this offering, we will have two classes of common stock outstanding—Class A common stock and Class B common stock. The shares sold in this offering will be shares of Class A common stock. Our existing stockholders will hold all of the shares of Class B common stock. Both classes of our common stock will be identical, including with respect to voting rights and rights to future dividends declared by our board of directors, except with respect to the right of the holders of our Class B common stock to payment of the Special Dividend, a cash dividend from the net proceeds of any shares sold pursuant to the underwriters' over-allotment option and a stock dividend consisting of shares of our Class A common stock with respect to which the underwriters' over-allotment option is not exercised, and the right of the holders of our Class B common stock to consent to any changes to our governing documents that would adversely affect the Class B common stock. Further, each share of Class B common stock may be converted into a share of Class A common stock at any time at the option of the holder and will be automatically converted upon the conversion of a majority of the Class B common stock.

	Year ended December 31, 2004	Three months ended March 31, 2005
	(dollars and shares in thousands, except per share information)
Pro forma earnings	$156,767	$32,669
Pro forma earnings per share:
Basic:
Class A	$2.41	$0.50
Class B	$2.41	$0.50
Diluted:
Class A	$2.34	$0.49
Class B	$2.34	$0.49
Pro forma shares outstanding:
Basic:
Class A	19,046	19,046
Class B	46,052	46,052
Diluted:
Class A	20,948	20,948
Class B	46,052	46,052

9.     Reconciliation of EBITDA by Segment to Pro Forma EBITDA and Income (Loss) Before Interest and Taxes by Segment

        EBITDA is the primary measure used by our chief operating decision makers to evaluate segment operating performance. The following is a reconciliation of EBITDA by segment as set forth in Note 16 to our audited consolidated financial statements included in this prospectus to pro forma

EBITDA and pro forma income (loss) before interest and taxes by segment, in each case, for the year ended December 31, 2004.

	Paper	Packaging & Newsprint	Wood Products	Building Materials Distribution	Corporate and Other	Total Boise Holdings
	(dollars in millions)
EBITDA	$110.4	$46.8	$245.4	$96.5	$(51.7)	$447.4
Benefit costs(a)	14.2	6.5	12.0	3.5	4.6	40.8
ESOP(b)	1.0	0.3	0.5	0.9	2.1	4.8
COLI(c)	—	—	—	—	(3.1)	(3.1)
LIFO(d)	3.8	—	(1.6)	—	—	2.2
Captive insurance(e)	—	—	—	—	(4.0)	(4.0)
Restricted stock(f)	2.7	0.3	1.7	1.4	3.7	9.8
Receivables securitization(g)	—	—	—	—	2.2	2.2
Wood fiber adjustment(h)	(0.7)	(2.5)	(6.8)	—	—	(10.0)

Pro forma EBITDA	$131.4	$51.4	$251.2	$102.3	$(46.2)	$490.1

Pro forma depreciation and amortization(i)	50.0	36.1	19.9	8.8	12.7	127.5

Pro forma income (loss) before interest and taxes	$81.4	$15.3	$231.3 (j)	$93.5	$(58.9)	$362.6

(a)
See Note 3(b) above.

(b)
See Note 3(c) above.

(c)
See Note 3(d) above.

(d)
See Note 3(a) above.

(e)
See Note 3(g) above.

(f)
See Note 3(h) above.

(g)
See Note 3(i) above.

(h)
See Note 4(e) above.

(i)
The following is a reconciliation of depreciation and amortization by segment as set forth in our audited consolidated financial statements included in this prospectus to pro forma depreciation and amortization by segment, in each case, for the year ended December 31, 2004:

	Paper	Packaging & Newsprint	Wood Products	Building Materials Distribution	Corporate and Other	Total Boise Holdings
	(dollars in millions)
Depreciation and amortization (historical)	$126.8	$40.7	$26.8	$7.6	$11.9	$213.8
Pro forma adjustments (see Notes 3(e) and 3(f) above)	(76.8)	(4.6)	(6.9)	1.2	0.8	(86.3)

Pro forma depreciation and amortization	$50.0	$36.1	$19.9	$8.8	$12.7	$127.5

(j)
Includes the gain on sale of Voyageur Panel of $46.5 million and equity in net income of affiliates of $6.3 million.

SELECTED HISTORICAL FINANCIAL DATA

          We have derived the selected historical financial data as of December 31, 2000, December 31, 2001, March 31, 2004 and October 28, 2004 and for the years ended December 31, 2000 and 2001 from the unaudited financial statements of Boise Forest Products Operations, or our "predecessor," that are not included in this prospectus. We have derived the selected historical financial data as of December 31, 2002 and 2003 and for the years ended December 31, 2002 and 2003, for the three months ended March 31, 2004 and for the period January 1 through October 28, 2004 from the audited and unaudited financial statements of our predecessor that are included in this prospectus. We have derived the selected historical financial data as of December 31, 2004 and for the period October 29 through December 31, 2004 from our audited consolidated financial statements included in this prospectus. We have derived the selected historical financial data as of March 31, 2005 and for the three months ended March 31, 2005 from our unaudited consolidated financial statements included in this prospectus. In the opinion of management, the unaudited financial data presented in this prospectus reflect all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of our results of operations for those periods. The results of operations for the interim periods are not necessarily indicative of the results of operations to be expected for the full year or any future period.

          The selected historical financial data set forth below should be read in conjunction with the discussion under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and the accompanying notes included in this prospectus.

	Predecessor					Boise Holdings	Predecessor	Boise Holdings
						October 29 (inception) through December 31, 2004	Three months ended March 31,
	Year ended December 31,				January 1 through October 28, 2004
	2000	2001	2002	2003			2004	2005
	(dollars in millions)
Statements of income (loss) data:
Sales	$4,467.9	$4,251.7	$4,276.3	$4,653.7	$4,862.0	$872.7	$1,308.0	$1,432.3
Costs and expenses(1)	4,307.3	4,292.9	4,287.1	4,652.7	4,727.3	828.7	1,289.4	1,350.6

Income (loss) from operations	160.6	(41.2)	(10.8)	1.0	134.7	44.0	18.6	81.7
Equity in net income (loss) of affiliates(2)	2.3	(2.8)	(1.5)	8.7	6.3	—	5.1	—
Gain on sale of equity affiliate(3)	—	—	—	—	46.5	—	—	—
Change in fair value of interest rate swaps(4)	—	—	—	—	—	—	—	15.2
Foreign exchanges gain (loss)	(1.1)	(0.6)	(0.1)	2.7	0.9	1.2	0.1	(0.8)
Interest expense(5)	(109.5)	(93.5)	(94.8)	(92.9)	(72.1)	(22.2)	(20.6)	(32.1)
Interest income	2.5	1.5	1.0	0.8	0.5	2.0	0.2	1.4

Income (loss) before income taxes and cumulative effect of accounting change	54.8	(136.6)	(106.2)	(79.7)	116.8	25.0	3.4	65.4
Income tax (provision) benefit	(8.6)	58.2	45.3	36.5	(47.3)	(0.3)	(1.3)	(0.7)

Income (loss) before cumulative effect of accounting change	46.2	(78.4)	(60.9)	(43.2)	69.5	24.7	2.1	64.7
Cumulative effect of accounting change, net of income tax(6)	—	—	—	(4.1)	—	—	—	—

Net income (loss)(7)	$46.2	$(78.4)	$(60.9)	$(47.3)	$69.5	$24.7	$2.1	$64.7

Balance sheet data (at end of period):
Property and equipment and fiber farms, net	$2,404.1	$2,397.4	$2,299.0	$2,251.9	$2,191.1	$1,510.5	$2,231.4	$1,513.9
Total assets	3,301.5	3,225.8	3,164.8	3,123.8	3,365.5	2,932.1	3,196.0	2,910.5
Total long-term debt, including current portion and short term borrowings	1,387.5	1,276.8	1,270.4	1,271.3	1,289.1	1,980.0	1,237.2	1,824.1
Total capital	820.1	871.2	803.7	728.7	864.8	369.8	778.4	417.3

(1)
Costs and expenses include the following amounts, which are reflected in our statement of income (loss) as other (income) expense, net: (1) $12.7 million of costs, recorded by our predecessor in October 2004, related primarily to a one-time retention bonus that became payable as a result of the Acquisition; (2) $7.1 million of costs related to the sale of our predecessor's plywood and lumber facilities in Yakima, Washington in February 2004; (3) a $14.7 million pre-tax charge recorded in December 2003 for the write-down of impaired assets at our predecessor's Yakima, Washington facilities; (4) $3.6 million of costs recorded in 2003 due to the early termination of an operating lease used in connection with our predecessor's paper business; (5) a $10.9 million pre-tax non-cash charge in 2001 to accrue for a one-time liability related to postretirement benefits for some of our predecessor's hourly workers and (6) restructuring charges of $57.9 million in 2001 and the reversal of prior restructuring charges of $0.8 million in 2002 and 2003. Additionally, we recorded $20.2 million of costs for the period October 29 (inception) through December 31, 2004 for a non-cash inventory purchase price adjustment in connection with the Acquisition, which is reflected in our statement of income (loss) as materials, labor and other operating expenses. We also recorded $14.6 million of costs for the period January 1 through October 28, 2004 for a non-cash restricted stock issue, which is reflected in our statement of income (loss) as general and administrative expenses.

(2)
Includes our predecessor's 47% interest in Voyageur Panel, which it sold in May 2004.

(3)
Represents a $46.5 million pre-tax gain on the May 2004 sale of our predecessor's interest in Voyageur Panel.

(4)
Represents income due to the change in fair value of interest rate swaps that were no longer considered cash flow hedges of expected future Tranche B term loan variable interest rate payments. See "Unaudited Pro Forma Financial Data."

(5)
In the predecessor periods presented, interest expense was allocated to our predecessor based on its average asset balances, which is not necessarily indicative of what interest expense would have been had our predecessor operated as a stand-alone company during these periods. For a discussion of interest on borrowings, see Note 11 to our audited consolidated financial statements and Note 9 to our unaudited consolidated financial statements, in each case included in this prospectus.

(6)
Our predecessor recorded a one-time after-tax charge of $4.1 million as a cumulative effect adjustment relating to its adoption in January 2003 of SFAS No. 143, Accounting for Asset Retirement Obligations, which affected the way it accounted for landfill closure costs.

(7)
Net income (loss) per common share is not applicable for the historical periods, as there were no shares outstanding during these periods.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

          As used in this Management's Discussion and Analysis of Financial Condition and Results of Operations, the term "Boise Holdings" means Boise Cascade Holdings, L.L.C., which was our name prior to our conversion to a corporation, and its consolidated subsidiaries, and the terms "Boise Forest Products Operations" and "predecessor" mean the paper and forest products assets of OfficeMax Incorporated, or OfficeMax, that we acquired in the Acquisition. The terms "we," "us" and "our" mean Boise Holdings with respect to periods after the Acquisition and Boise Forest Products Operations with respect to periods prior to the Acquisition.

          The statements regarding industry outlook and our expectations with respect to our performance, liquidity and capital resources and any other non-historical statements in the discussion and analysis are forward-looking. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described in "Risk Factors." Our actual results may differ materially from those contained in or implied by any of these forward-looking statements. You should read the following discussion together with the sections entitled "Risk Factors," "Forward-Looking Statements," "Unaudited Pro Forma Financial Data" and "Selected Historical Financial Data."

Overview

          We are a diversified North American paper and forest products company. We conduct our business in the following four operating segments:

  •
  Paper. We are a major producer of uncoated free sheet, including commodity and value-added papers.

  •
  Packaging & Newsprint. We manufacture containerboard, corrugated containers and newsprint.

  •
  Wood Products. We are a leading producer of engineered wood products, or EWP, plywood and ponderosa pine lumber.

  •
  Building Materials Distribution. We are a leading national distributor of a wide range of building materials manufactured by us and by third parties.

          Historically, our businesses were operated by OfficeMax. On October 29, 2004, we acquired OfficeMax's paper and forest products assets, other than its timberland operations, for an aggregate purchase price of $2,196.5 million, including approximately $140 million of related fees and expenses. We refer to this acquisition, including the related financing transactions, as the "Acquisition." The purchase price is subject to adjustment based on amounts paid under the additional consideration agreement that we entered into as part of the Acquisition. For information on the additional consideration agreement, see "—Effects of the Acquisition—Material Ongoing Agreements with OfficeMax—Additional Consideration Agreement." Concurrently with the Acquisition, Boise Land & Timber Holdings Corp., or Timber Holdings, an entity that is majority owned by our majority stockholder, Forest Products Holdings, L.L.C., or FPH, acquired OfficeMax's timberlands operations. Since the timberlands operations were not acquired by us and were never part of our business, we do not discuss the results of the timberlands operations in this Management's Discussion and Analysis of Financial Condition and Results of Operations and they are not included in our consolidated financial statements included in this prospectus.

Effects of the Acquisition

  Purchase Accounting

          We accounted for the Acquisition using the purchase method of accounting. As a result, the purchase price of $2,196.5 million was allocated to the tangible and intangible assets acquired and liabilities assumed based on their respective fair values as of the date of the Acquisition. The initial purchase price allocations may be adjusted within one year of the date of the Acquisition for changes in estimates of the fair value of assets acquired and liabilities assumed. We have not completed the assessment of the fair value of our fiber farms and may allocate a higher portion of the purchase price to those assets, which would reduce goodwill. The following table summarizes the estimated fair value of the assets acquired and liabilities assumed as of October 29, 2004:

(dollars in millions)
Current assets	$1,045.8
Property and equipment	1,456.2
Fiber farms and timber deposits	43.5
Deferred financing costs	85.9
Goodwill	4.1
Intangible assets	34.7
Other assets	9.9

Assets acquired	2,680.1

Current liabilities	326.2
Long-term liabilities	157.4

Liabilities assumed	483.6

Net assets acquired	$2,196.5

          The excess of the purchase price over the fair values of assets acquired and liabilities assumed was allocated to goodwill. We recorded $1.5 million, $0.9 million, $1.4 million and $0.3 million of goodwill in our Paper, Packaging & Newsprint, Wood Products and Building Materials Distribution segments, respectively.

          The amount allocated to intangible assets was attributed to the following categories:

(dollars in millions)
Trade names and trademarks	$22.8
Customer relationships	6.8
Technology	5.1

$34.7

          Compared with the predecessor periods presented, the allocation of the purchase price resulted in a decrease in depreciation expense related to our acquired assets because we allocated a lower value to the acquired assets. We also assigned new estimated useful lives, resulting in an average useful life of 11.5 years, compared with nine years for our predecessor. We wrote up the value of the inventory by $20.2 million, resulting in increased costs and expenses recognized by us upon the sale of the inventory during the period October 29 through December 31, 2004.

  Restructuring Activities

          In connection with the Acquisition, we are evaluating the acquired facilities and organizational structure. In accordance with the provisions of Emerging Issues Task Force, or EITF, 95-3,

Recognition of Liabilities in Connection With a Purchase Business Combination, exit activities in connection with the Acquisition will increase goodwill. We have one year from the date of the Acquisition to develop our restructuring plans and adjust goodwill. As of December 31, 2004, we had finalized a portion of our plans in sufficient detail to meet the requirements of EITF 95-3 to record a liability. Accordingly, we recorded a reserve of $14.3 million, most of which related to severance costs for 310 employees. Of that amount, we recorded $7.3 million in our Paper segment, $0.6 million in our Packaging & Newsprint segment, $1.8 million in our Wood Products segment and $4.6 million in our Corporate and Other segment. Most of these costs are expected to be paid in 2005. During the three months ended March 31, 2005, we recorded an additional restructuring reserve of $0.9 million. This adjustment reflects additional severance costs and increases the total reserve recorded since the Acquisition to $15.2 million, most of which relates to severance costs for 330 employees. At March 31, 2005, we had terminated approximately 270 employees in connection with the Acquisition. Most of these costs will be paid during 2005.

          At March 31, 2005, approximately $9.7 million of the 2004 restructuring reserves were included in accrued liabilities, compensation and benefits and $0.3 million was included in accrued liabilities, other. Restructuring reserve liability account activity related to these 2004 charges is as follows:

	Severance	Other	Total
	(dollars in millions)
2004 restructuring reserve	$13.8	$0.5	$14.3
Charges against reserve	(1.0)	—	(1.0)

Restructuring reserve at December 31, 2004	$12.8	$0.5	$13.3
Charges against reserve	(3.9)	(0.3)	(4.2)
Reserve charged to goodwill	0.8	0.1	0.9

Restructuring reserve at March 31, 2005	$9.7	$0.3	$10.0

          We expect to complete our restructuring plans by the end of the second quarter of 2005. When those plans are finalized, we expect to record additional restructuring liabilities and increase goodwill.

  Increased Leverage

          To finance the Acquisition, we incurred $1,330.0 million of term borrowings under our senior credit facilities and issued $250.0 million of senior floating rate notes and $400.0 million of senior subordinated notes. In February 2005, we prepaid $412.0 million of our term borrowings, primarily with the proceeds of a related-party loan from Boise Land & Timber Corp., an affiliate that is majority owned by FPH, and the repayment by Boise Land & Timber Corp. of a loan we had previously made to it. The principal amount of the related-party loan, which initially was $264.8 million, is subject to adjustment based on transactions between us and Boise Land & Timber Corp. Our leverage may make us more vulnerable to a downturn in our business, the paper and forest products industry or the economy in general.

  Material Ongoing Agreements with OfficeMax

          In connection with the Acquisition, we entered into the following agreements with OfficeMax that could affect our results of operations in future periods:

          Paper Supply Agreement.    Under this agreement, OfficeMax is required to purchase from us all of its North American requirements for cut-size office paper, to the extent we choose to supply such paper to them, through December 2012, at prices approximating market prices. OfficeMax's purchase obligations under the agreement will phase out over a four-year period beginning one year after the delivery of notice of termination, but not prior to December 31, 2012.

          Additional Consideration Agreement.    Under this agreement, we will adjust the purchase price for the Acquisition based on changes in paper prices over the six-year period following the closing of the Acquisition. OfficeMax has agreed to pay us $710,000 for each dollar by which the average market price per ton of a specified benchmark grade of cut-size office paper during any twelve-month period ending on an anniversary of the closing of the Acquisition, or the annual paper price, is less than $800 per ton, and we have agreed to pay $710,000 to OfficeMax for each dollar by which the annual paper price exceeds $920 per ton. Neither party will be obligated to make a payment under the agreement in excess of $45 million in any one year. Payments are also subject to an aggregate cap of $125 million, which declines to $115 million for the period ending on October 29, 2009 and $105 million for the period ending on October 29, 2010, and, in each case, are calculated on a net basis. Any payments made or received pursuant to the additional consideration agreement will be treated as adjustments to the purchase price for the Acquisition and, therefore, will not be reported in our statement of income (loss) but will be included in consolidated EBITDA for purposes of certain covenants under our debt agreements.

  Segments

          We operate our business using five reportable segments: Paper, Packaging & Newsprint, Wood Products, Building Materials Distribution and Corporate and Other. These segments represent distinct businesses that are managed separately because of differing products and services. Each of these businesses requires distinct operating and marketing strategies. Management reviews the performance of the company based on these segments.

          Prior to the Acquisition, OfficeMax operated our business within three of its reportable segments: Boise Paper Solutions (which included both the paper and packaging and newsprint businesses), Boise Building Solutions (which included both the building products manufacturing and building materials distribution businesses) and Corporate and Other. We have recast the financial information of our predecessor in this prospectus to conform to our current segments.

  Pension and Benefit Plans

          The predecessor financial statements treat our participants in OfficeMax's pension plans as participants in multiemployer plans. Accordingly, no assets or liabilities related to OfficeMax's defined benefit pension plans are reflected in the predecessor balance sheet. OfficeMax transferred sufficient assets from its employee defined benefit pension plans to fund our accumulated benefit obligation for the employees of the acquired businesses at a 6.25% discount rate. As a result, we are not required to make any contributions in 2005, but may elect to make voluntary contributions in 2005. At December 31, 2004, our balance sheet reflected an unfunded net projected benefit obligation of $114.4 million, assuming a 5.75% discount rate and a 4.25% rate of compensation increase. In addition, under the terms of the asset purchase agreement, OfficeMax retained all pension costs related to employees who retired or were terminated on or before July 31, 2004, postretirement benefits costs related to employees who retired or were terminated prior to the Acquisition, and all pension and postretirement benefit costs related to active OfficeMax employees. As a result, we expect that our annual pension expense in future periods will be less than amounts included in the predecessor financial statements.

  Stand-Alone Company

          We have historically operated as business units of OfficeMax and not as a stand-alone company. Financial information for Boise Forest Products Operations that is included in this

Management's Discussion and Analysis of Financial Condition and Results of Operations has been derived from the historical consolidated financial statements of OfficeMax and includes the assets, obligations and activities of OfficeMax for Boise Forest Products Operations. The predecessor financial information included in this prospectus may not reflect what our results of operations, financial position and cash flows would have been had we operated as a separate, stand-alone company without the shared resources of OfficeMax for the periods presented and may not be indicative of our future results of operations, financial position and cash flows.

          The predecessor financial information included in this Management's Discussion and Analysis of Financial Condition and Results of Operations includes amounts specifically attributable to Boise Forest Products Operations and a portion of OfficeMax's shared corporate general and administrative expenses. These shared services include, but are not limited to, finance, accounting, legal, information technology and human resource functions. Some of OfficeMax's corporate costs related solely to Boise Forest Products Operations and were allocated totally to these operations in the predecessor financial information included in this prospectus. Shared corporate general and administrative expenses that were not specifically attributable to Boise Forest Products Operations were allocated based on average sales, assets and labor costs. We believe these allocations are a reasonable reflection of the use of the shared services of OfficeMax. However, the amounts could differ from amounts that would have resulted if we had operated on a stand-alone basis and are not necessarily indicative of costs to be incurred in the future.

          OfficeMax transferred substantially all of the legacy corporate functions that were employed with respect to Boise Forest Products Operations to us in connection with the Acquisition. We and OfficeMax entered into a mutual administrative services agreement pursuant to which we and OfficeMax exchange certain accounting and financial management, legal and human resource services for terms ending between two and fourteen months after the Acquisition. Substantially all of these services are provided by us for OfficeMax. Fees for substantially all of the services provided under this agreement equal the provider's cost. We eliminated some of the costs of these functions at or immediately following the closing of the Acquisition and expect to eliminate additional costs currently being charged to OfficeMax upon the termination of the transition service period. Our reductions in costs have been reflected in the predecessor financial information through the allocation of costs to OfficeMax. However, there can be no assurance that we will be able to terminate the costs associated with these functions as planned. In the event we are unable to eliminate such functions, our actual operating costs will be higher than those reflected in the predecessor financial information.

          Our predecessor participated in OfficeMax's centralized cash management system. Cash receipts attributable to our operations were collected by OfficeMax, and cash disbursements were funded by OfficeMax. Cash advances necessary to fund our major improvements to and replacements of assets, acquisitions and expansion, to the extent not provided through internally generated funds, were provided by OfficeMax's cash or funded with debt. As such, the amounts of cash and cash equivalents recorded on our predecessor balance sheet do not represent the amounts required or generated by our businesses. In each of the periods presented in the predecessor financial information, OfficeMax's total debt and related interest expense were allocated to us based on our average asset balances. We believe the allocations of debt and interest expense are a reasonable reflection of our debt position and interest costs. However, the amounts are not necessarily indicative of debt balances and interest costs in the future. In connection with the Acquisition, we incurred a substantial amount of indebtedness, interest expense and repayment obligations. For more information, see "—Liquidity and Capital Resources" in this Management's Discussion and Analysis of Financial Condition and Results of Operations.

  Taxes

          For the period October 29 through December 31, 2004 and the three months ended March 31, 2005, most of our businesses were held and operated by limited liability companies, which are not subject to entity-level federal income taxation. The taxes in respect of these operations are payable by our equity holders in accordance with their respective ownership percentage. Boise Holdings and affiliates have made cash distributions to permit the members of Boise Holdings and affiliates to pay these taxes. Both our senior credit facilities and the indenture governing our notes permit these distributions. We will not make these cash distributions following our conversion to a corporation.

          In addition to the businesses and assets held and operated by limited liability companies, there are small corporations that are subject to state and local income taxes. As of March 31, 2005, these corporations accrued income taxes of $639,000, which consisted of $459,000 accrued for U.S. federal taxes, $139,000 accrued for U.S. state taxes and $41,000 accrued for Canadian taxes. There are no deferred tax assets or liabilities for these corporations.

          In the predecessor periods presented, Boise Forest Products Operations results were included in the consolidated income tax returns of OfficeMax. However, in the predecessor financial statements, income taxes were provided based on a calculation of the income tax expense that would have been incurred if we had operated as a separate taxpayer. Income taxes have been provided for all items included in the statements of income (loss), regardless of when such items were reported for tax purposes or when the taxes were actually paid or refunded.

  Wood Fiber Supply

          Historically, we have met a significant part of our fiber needs through purchases, at prices that approximated market prices, from OfficeMax's timberlands operations, which in October 2004 were acquired from OfficeMax by Timber Holdings. In February 2005, Timber Holdings sold the timberlands operations to Forest Capital Partners, LLC, an unaffiliated party. We refer to this sale as the "Timberlands Sale." In connection with the Timberlands Sale, we entered into a series of fiber supply agreements with Forest Capital. These fiber supply agreements require Forest Capital to sell specified amounts of timber to us at prices that approximate market prices. We believe that our future cost of fiber may exceed those incurred during historical periods due to increased costs associated with the procurement of fiber, such as higher transportation costs and costs related to identifying potential vendors. We estimate that our wood fiber costs would have been $8 million to $12 million higher in 2004 had the Timberlands Sale occurred on January 1, 2004. We believe that we will be able to satisfy our timber requirements through a combination of purchases under supply agreements, including our fiber supply agreements with Forest Capital, and open-market purchases.

Factors that Affect our Operating Results

          The paper and forest products industry is highly cyclical. Over the past two decades, demand for our products has correlated with general economic conditions. The majority of our products are commodities whose prices are determined by industry supply and demand. In addition, our businesses are capital intensive and a large portion of our operating costs is fixed. As a result, relatively modest changes in our sales volumes can have a significant impact on our overall operating profitability.

          Our cash flows and earnings are influenced by a variety of factors, including the following:

  •
  commodity nature of our products and our ability to maintain margins;

  •
  industry cycles and capacity utilization rates; and

  •
  volatility in raw material and energy prices.

          These factors have historically produced cyclicality in our results of operations, and we expect this cyclicality to continue in future periods.

  Commodity and Value-Added Products and Product Margins

          Most of our products are widely available and can be readily produced by our competitors. Because commodity products have few distinguishing qualities from producer to producer, competition for these products is primarily based on price, which is determined by supply relative to demand. Generally, market conditions beyond our control determine the price for our commodity products, and the price for any one or more of these products may fall below our cash production costs. Therefore, our profitability with respect to these products depends on managing our cost structure, particularly raw materials and energy prices, which also exhibit commodity characteristics.

          Not all of our products are commodities. Our value-added papers and EWP are differentiated from competing products based on superior quality and product design, as well as related customer service. In the case of these value-added products, we are generally able to influence price based on the strength of differentiation and levels of customer service, and are generally able to sell these products at higher margins than our commodity products. In order to reduce our sensitivity to the cyclicality of our industry, a fundamental component of our strategy is to increase production of value-added papers and EWP. However, even value-added papers and EWP are susceptible to commodity dynamics.

  Demand

          The overall level of demand for the products we make and distribute, and consequently our financial results, are affected by, among other things, manufacturing activity, construction, employment and consumer spending. Accordingly, we believe that our financial results depend in large part on general macroeconomic conditions in North America, as well as on regional economic conditions in the geographic markets in which we operate. While no single product line drives our overall financial performance, individual product lines are influenced by conditions in their respective industries. For example:

  •
  Demand for uncoated free sheet, like demand for paper products generally, has correlated positively with general economic activity. From 2000 to 2003, demand for uncoated free sheet was negatively impacted by the global economic downturn and the increased use of electronic transmission and document storage alternatives, according to the 2003-2004 Paper & Forest Products Industry Survey by Standard & Poor's. The demand for commodity printing grades and pre-printed forms has declined due to the increased use of desktop publishing and on-demand printing.

  •
  Demand for containerboard and corrugated containers depends upon the state of the durable and non-durable goods industries and is sensitive to movements in foreign currency exchange rates, which affect the cost-competitiveness of foreign manufacturers. Demand for containerboard and corrugated containers has been negatively impacted by the migration of the production of durable and non-durable goods overseas, as foreign producers tend to use local packaging suppliers.

  •
  Demand for newsprint depends upon prevailing levels of newspaper advertising and circulation. Demand for newsprint in North America declined approximately 15% between 2000 and 2004, according to RISI, due in part to the growth of online media as well as substitution towards uncoated groundwood grades.

  •
  Demand for wood products depends on new residential and light commercial construction and residential repair and remodeling activity, which are impacted by demographic trends, interest rate levels, weather and general economic conditions. In recent years, demand for wood products has been strong, due to strong new housing starts, the increasing size of new homes, a robust repair and remodeling market and a recovering light commercial construction market.

  Supply

          Industry supply of commodity paper and wood products is affected by the number of operational or idled facilities, the building of new capacity or the shutting down of existing capacity. Capacity also tends to increase gradually over time without significant capital expenditures, as manufacturers implement production efficiencies. Generally, more capacity is added or employed when supply is tight and margins are relatively high, and capacity is idled or eliminated when supply significantly exceeds demand and margins are poor. Margins tend to decrease with lower capacity utilization because of downward price pressure and because fixed costs attributable to a product are spread across lower volumes.

          While new capacity additions are constrained by the high capital investment and long lead times required to plan, obtain regulatory approvals for and build a new mill, a favorable pricing environment may prompt manufacturers to initiate expansion projects. For example, in response to the strong demand for EWP, some EWP manufacturers, including us, have initiated capacity expansion projects.

          In a weak pricing environment, capacity rationalization is typically determined on a mill-by-mill basis. In order to avoid substantial cash costs in connection with idling or closing a mill, some producers will choose to continue to operate at a loss, sometimes even a cash loss, which can prolong weak pricing environments due to oversupply. Large producers with a mix of high and low cost mills have the financial strength to withstand prolonged market downturns, either operating or idling their higher cost mills based on their expectations of realizing profits from a market recovery. Larger producers have become more disciplined and have responded to the most recent economic decline by rationalizing capacity. From 2000 to 2004, North American uncoated free sheet, containerboard and newsprint capacities have declined by 9%, 4% and 15%, respectively, according to RISI.

          Industry supply of commodity papers and wood products is also influenced by the level of imports and overseas production capacity, which has grown in recent years and is expected to continue to grow. While the weakness of the U.S. dollar has mitigated the level of imports in recent years, a strengthening in the U.S. dollar is likely to increase imports of commodity papers and wood products from overseas, thereby offsetting domestic capacity rationalization and putting downward pressure on prices.

  Recent Trends

          Improving economic trends have increased demand for uncoated free sheet and, combined with the reduction in North American uncoated free sheet capacity and the negative impact on imports of the weak U.S. dollar, have recently led to an improvement in uncoated free sheet prices. According to RISI, the price of 20 lb. copy paper, a benchmark grade of uncoated free sheet, increased from $730 per ton in December 2003 to $825 per ton in April 2005, an increase of 13%. While we and other manufacturers have recently announced price increases for our uncoated free sheet products, we cannot assure you that such price increases will be accepted by the market. During the first four months of 2005, plywood and lumber prices fell from the historical highs of 2004, but remained strong relative to historical levels.

  Sales Volumes and Prices

          Set forth below are sales volumes and average net selling prices for our principal products by segment for the years ended December 31, 2002 and 2003, for the periods January 1 through October 28, 2004 and October 29 (inception) through December 31, 2004, for the three months ended March 31, 2004 and 2005, and pro forma for the year ended December 31, 2004:

	Predecessor			Boise Holdings		Predecessor	Boise Holdings
	Year ended December 31,			October 29 (inception) through December 31, 2004		Three months ended March 31,
			January 1 through October 28, 2004		Pro forma Year ended December 31, 2004
	2002	2003				2004	2005
Sales Volumes:
Paper
	(thousands of short tons)
Uncoated free sheet	1,425	1,396	1,249	246	1,495	386	376
Containerboard (medium)	123	126	110	23	133	32	31
Market pulp and other	179	146	138	27	165	38	30

	1,727	1,668	1,497	296	1,793	456	437

Packaging & Newsprint
Containerboard (linerboard)	532	524	427	94	521	105	129
Newsprint	406	416	349	81	430	104	97

	938	940	776	175	951	209	226

Wood Products
	(in millions)
LVL (cubic feet)	7.8	9.8	10.1	1.8	11.9	2.7	3.2
I-joists (equivalent lineal feet)	166	200	192	31	223	50	57
Plywood (sq. ft.) (3/8" basis)	1,788	1,890	1,466	292	1,758	464	406
Lumber (board feet)	395	364	303	60	363	90	87
Particleboard (sq. ft.) (3/4" basis)	189	153	134	22	156	40	39
Building Materials Distribution
	(dollars in millions)
Sales	$1,696.1	$2,047.8	$2,442.4	$401.7	$2,844.1	$619.2	$696.2
Average Net Selling Prices:
Paper
	(dollars per short ton)
Uncoated free sheet	$722	$721	$718	$768	$727	$688	$752
Containerboard (medium)	371	360	388	452	399	336	364
Market pulp and other	324	355	400	394	399	370	419
Packaging & Newsprint
Containerboard (linerboard)	$336	$331	$360	$401	$367	$312	$351
Newsprint	363	397	434	445	436	430	456
Wood Products
	(dollars per unit)
LVL (100 cubic feet)	$1,483	$1,463	$1,640	$1,853	$1,673	$1,536	$1,860
I-joists (1,000 equivalent lineal feet)	886	874	978	1,032	986	907	1,052
Plywood (1,000 sq. ft.) (3/8" basis)	229	267	336	278	325	326	307
Lumber (1,000 board feet)	466	431	552	511	546	518	519
Particleboard (1,000 sq. ft.) (3/4" basis)	239	236	305	295	304	273	270

  Operating Costs

          Our major costs of production are labor, wood fiber, energy and chemicals. The relative importance of these costs varies by segment. Given the significance of raw materials and energy costs to our total operating expenses and our limited ability to control these costs as compared to other operating costs, volatility in these costs can materially affect our margins. In addition, the timing and degree of price cycles of raw materials and energy differ with respect to each type of raw material and energy we use.

          Labor.    Our labor costs tend to increase steadily due to inflation in health care as well as wage costs. However, labor costs are not as volatile as our energy and wood fiber costs. See "Business—Employees."

          Wood fiber.    Our primary raw material is wood fiber, which comprised the following percentages of materials, labor and other operating expenses and fiber costs from related parties for our Paper, Packaging & Newsprint and Wood Products segments: for the period January 1 through October 28, 2004, approximately 16%, 13% and 30%, respectively; for the period October 29 through December 31, 2004, approximately 19%, 13% and 30%, respectively; and for the three months ended March 31, 2005, approximately 16%, 13% and 34%, respectively. Our primary sources of wood fiber are timber and byproducts of timber, such as wood chips, wood shavings and sawdust. Historically, we acquired fiber from the timberlands operations and from outside sources. Since the Timberlands Sale, we have acquired substantially all of our fiber from outside sources, including pursuant to supply agreements with the buyer of the timberlands operations. We believe that our future cost of fiber may exceed that of historical periods due to increased costs associated with the procurement of fiber, such as higher transportation costs and costs related to identifying potential vendors. We convert the wood fibers to pulp at our paper mills. On an aggregate basis, we are able to produce all of our pulp needs, generally purchasing and selling similar amounts on the open market. During 2004, we met 46% of our wood fiber requirements through the timberlands operations and internal wood fiber sources, 46% through private sources and 8% through government sources. During 2003, these percentages were 47%, 42% and 11%, respectively, and in 2002, they were 49%, 39% and 12%, respectively. Wood fiber is a commodity and prices for wood fiber have historically been cyclical due to changing levels of demand. In addition, timber supply may be limited by fire, insect infestation, disease, ice storms, wind storms, flooding, other weather conditions and other natural and man-made causes. In recent years, declines in the timber supply have been severe enough to cause the closure of numerous facilities in some of the regions in which we operate. Any sustained undersupply and resulting increase in wood fiber prices would increase our operating costs. Prices for our products might not reflect increases in wood fiber prices and, as a result, our operating margins would decrease. Our sensitivity to these fluctuations may materially increase due to the Timberlands Sale.

          Energy.    Energy prices, particularly for electricity, natural gas and fuel oil, have been volatile in recent years and currently exceed historical averages. Energy costs comprised the following percentages of materials, labor and other operating expenses and fiber costs from related parties for our Paper, Packaging & Newsprint and Wood Products segments: for the period January 1 through October 28, 2004, approximately 13%, 12% and 3%, respectively; for the period October 29 through December 31, 2004, approximately 17%, 14% and 4%, respectively; and for the three months ended March 31, 2005, approximately 15%, 12% and 3%, respectively. When energy prices rise, our fuel costs increase, leading to higher costs and lower margins.

          Chemicals.    Important chemicals we use in the production of our products include precipitated calcium carbonate, sodium chlorate, sodium hydroxide, dyes, resins and adhesives. Purchases of chemicals comprised the following percentages of materials, labor and other operating expenses and fiber costs from related parties for our Paper, Packaging & Newsprint and

Wood Products segments: for the period January 1 through October 28, 2004, approximately 12%, 3% and 5%, respectively; for the period October 29 through December 31, 2004, approximately 13%, 3% and 5%, respectively; and for the three months ended March 31, 2005, approximately 12%, 3% and 6%, respectively.

          Raw material and energy purchasing and pricing.    We purchase raw materials and energy used in the manufacture of our products in both the open market and through long-term requirement contracts. These contracts are generally with regional suppliers, who agree to supply all of our needs for a certain raw material or energy at one of our facilities. These contracts normally contain minimum purchase requirements and are for terms of various length. They also contain price adjustment mechanisms that take into account changes in market prices. Therefore, although our long-term contracts provide us with supplies of raw materials and energy that are more stable than open-market purchases, in many cases they will not alleviate fluctuations in market prices.

          Our costs will rise if prices for our raw materials or energy rises and our margins are impacted by how much and how quickly we can pass such price increases through to our customers. Our ability to pass through price increases depends on several factors which vary based on product line. Generally, if energy prices rise, we are not able to pass the incremental cost to customers. However, if wood fiber prices rise, we can generally increase our prices for our products.

Divestitures

          In May 2004, we sold our 47% interest in Voyageur Panel, which owned an oriented strand board plant in Barwick, Ontario, Canada, to Ainsworth Lumber Co. Ltd. for $91.2 million in cash. We recorded a $46.5 million pre-tax gain in other (income) expense, net in the Wood Products segment. This item increased net income after tax by $28.4 million during 2004.

          We have historically accounted for Voyageur Panel under the equity method. Accordingly, our results do not include Voyageur Panel sales. For the years ended December 31, 2004 and 2003, our Wood Products segment results included $6.3 million and $8.7 million, respectively, of equity in earnings, compared with $0.6 million of equity losses for 2002.

          In February 2004, we sold our plywood and lumber facilities in Yakima, Washington. In connection with the sale, we recorded $7.1 million of costs and a $7.4 million reduction in our estimated LIFO reserve for the year ended December 31, 2004. In December 2003, we recorded a $14.7 million pre-tax charge for the write-down of impaired assets at these facilities after our internal review of the operations and indications of the current market value of such operations.

Results of Operations

          The following tables set forth our results of operations in dollars and as a percentage of sales for the predecessor years ended December 31, 2003 and 2002, the predecessor period January 1 through October 28, 2004, the predecessor three months ended March 31, 2004, the period October 29 through December 31, 2004 and the three months ended March 31, 2005. We have not included period-to-period comparisons for net income (loss) or other items below income (loss)

from operations, as we believe the comparisons with predecessor periods are not relevant for an understanding of our business following the Acquisition.

	Predecessor			Boise Holdings	Predecessor	Boise Holdings
	Year ended December 31,			October 29 (inception) through December 31, 2004	Three months ended March 31,
			January 1 through October 28, 2004
	2002	2003			2004	2005
	(dollars in millions)
Sales
Trade	$3,864.3	$4,217.3	$4,417.4	$780.0	$1,187.4	$1,282.0
Related parties	412.0	436.4	444.6	92.7	120.6	150.3

	4,276.3	4,653.7	4,862.0	872.7	1,308.0	1,432.3

Costs and expenses
Materials, labor and other operating expenses	3,653.5	3,982.2	4,122.1	733.5	1,115.1	1,220.7
Fiber costs from related parties	110.8	113.8	95.5	24.5	27.8	17.6
Depreciation, amortization and depletion	233.8	229.8	193.8	20.0	57.7	30.6
Selling and distribution expenses	203.6	224.4	211.3	40.1	60.1	62.4
General and administrative expenses	73.6	69.7	79.3	10.6	19.5	19.2
Other (income) expense, net	11.8	32.8	25.3	—	9.2	0.1

	4,287.1	4,652.7	4,727.3	828.7	1,289.4	1,350.6

Income (loss) from operations	$(10.8)	$1.0	$134.7	$44.0	$18.6	$81.7

	(percentage of sales)
Sales
Trade	90.4%	90.6%	90.9%	89.4%	90.8%	89.5%
Related parties	9.6	9.4	9.1	10.6	9.2	10.5

	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Costs and expenses
Materials, labor and other operating expenses	85.4%	85.6%	84.8%	84.1%	85.3%	85.2%
Fiber costs from related parties	2.6	2.4	2.0	2.8	2.1	1.2
Depreciation, amortization and depletion	5.5	4.9	4.0	2.3	4.4	2.2
Selling and distribution expenses	4.8	4.8	4.3	4.6	4.6	4.4
General and administrative expenses	1.7	1.5	1.6	1.2	1.5	1.3
Other (income) expense, net	0.3	0.8	0.5	—	0.7	—

	100.3%	100.0%	97.2%	95.0%	98.6%	94.3%

Income (loss) from operations	(0.3)%	—	2.8%	5.0%	1.4%	5.7%

          The consolidated financial statements present the financial results of Boise Holdings for the three months ended March 31, 2005 and for the period October 29 (inception) through December 31, 2004, and the financial results of Boise Forest Products Operations for the years prior to 2004, for the period January 1 through October 28, 2004 and for the three months ended March 31, 2004. We refer to the period October 29 (inception) through December 31, 2004, which represents the portion of 2004 following the closing of the Acquisition, as the "last two months of 2004" and the period January 1 through October 28, 2004 as the "first ten months of 2004."

Three Months Ended March 31, 2005 Compared with Three Months Ended March 31, 2004

  Sales

          For the three months ended March 31, 2005, total sales increased $124.3 million, or 9.5%, to $1.4 billion, compared with the three months ended March 31, 2004. Sales in each of our segments increased during the three months ended March 31, 2005, compared with the same period in the prior year.

          Paper.    Sales increased $27.1 million, or 8%, to $357.8 million for the three months ended March 31, 2005 from $330.7 million for the three months ended March 31, 2004. The increase was due primarily to a 9% increase in weighted average paper prices, partially offset by a 4% decrease in average sales volume. Sales volume in the three months ended March 31, 2004 was particularly strong as customers ordered paper ahead of announced price increases, and we shipped volume in excess of our production, selling approximately 26,000 tons of paper from inventory during the period. Office papers sold to OfficeMax increased 11% to approximately 187,000 tons during the three months ended March 31, 2005, compared to sales of office paper to Office Max during the same period in the prior year. We also reduced our market-related curtailment by 67%, from 15,000 tons of market-related downtime for the three months ended March 31, 2004 to 5,000 tons of market-related downtime for the same period in 2005. All market-related downtime in the three months ended March 31, 2005 occurred in uncoated free sheet production, primarily in the first part of the quarter. Average paper prices for uncoated free sheet and medium increased 9% and 8%, respectively, for the three months ended March 31, 2005, compared to paper prices for the same period in 2004.

          Packaging & Newsprint.    Sales increased $40.1 million, or 26%, to $193.8 million for the three months ended March 31, 2005 from $153.7 million for the three months ended March 31, 2004. The increase was primarily due to a 9% increase in weighted average prices for linerboard and newsprint. Newsprint sales volume decreased 7%, while linerboard sales volume increased 23%. Linerboard sales volume increased from the prior year primarily due to a 23% increase in production, which mainly resulted from a decrease in maintenance downtime. Maintenance downtime for linerboard decreased significantly to 4,000 tons during the three months ended March 31, 2005, compared with 24,000 tons during the same period in the prior year. This decrease was the result of the planned replacement of the linerboard machine dryer hood at our DeRidder, Louisiana mill in 2004. Additionally, market curtailment for newsprint for each of the three months ended March 31, 2004 and 2005 was approximately 7,000 tons.

          Wood Products.    Sales increased $1.1 million to $322.4 million for the three months ended March 31, 2005 from $321.3 million for the three months ended March 31, 2004. Sales of our EWP increased 42% compared to the same period in 2004, due to a 21% increase in prices and a 17% increase in sales volume for LVL, and a 16% increase in prices and a 14% increase in sales volume for I-joists. Average plywood prices declined 6% and average lumber prices were relatively flat for the three months ended March 31, 2005, compared with the same period in the prior year. At the same time, unit sales volume for plywood and lumber decreased 12% and 4%, respectively, primarily due to the sale of our predecessor's plywood and lumber facilities in Yakima, Washington in February 2004.

          Building Materials Distribution.    Sales increased $77.0 million, or 12%, to $696.2 million for the three months ended March 31, 2005 from $619.2 million for the three months ended March 31, 2004. Prices and sales volume increased by 5% and 7%, respectively, for the three months ended March 31, 2005, as a result of continued strong housing activity and commodity pricing, offset somewhat by extreme weather, including rain in southern California and snow in the Northeast.

  Costs and Expenses

          Materials, labor and other operating expenses and fiber costs from related parties increased $95.4 million, or 8%, to $1.2 billion for the three months ended March 31, 2005, compared with $1.1 billion during the same period in the prior year. Total unit manufacturing costs, excluding depreciation expense, decreased 1% in our Paper segment and remained flat in our Packaging & Newsprint segment, primarily because of a reduction in payroll and benefit costs, offset by increases in energy, fiber and chemical costs. In the three months ended March 31, 2005, our Wood Products segment experienced higher delivered log costs. As a percentage of sales, however, materials, labor and other operating expenses and fiber costs decreased to 86.4% in the three months ended March 31, 2005 from 87.4% in the same period in the prior year. The percentage decrease was primarily attributable to increased sales in our Building Materials Distribution segment, which resulted primarily from higher sales prices and volume and, to a lesser extent, an increase in sales in our Packaging & Newsprint segment.

          Depreciation, amortization and depletion expenses decreased $27.1 million, or 47%, to $30.6 million for the three months ended March 31, 2005, compared with $57.7 million for the same period in the prior year. This decrease was a result of the reduction in the value of property and equipment due to the application of purchase accounting for the Acquisition. As a percentage of sales, depreciation, amortization and depletion expenses decreased to 2.2% in the three months ended March 31, 2005 from 4.4% in the same period in the prior year.

          Selling and distribution expenses increased $2.3 million, or 4%, to $62.4 million for the three months ended March 31, 2005, compared with $60.1 million for the same period in the prior year. As a percentage of sales, however, selling and distribution expenses decreased to 4.4% for the three months ended March 31, 2005 from 4.6% in the same period in 2004 because of increased sales in our Building Materials Distribution segment, which resulted from higher sales prices and volume.

          General and administrative expenses decreased $0.3 million, or 1%, to $19.2 million for the three months ended March 31, 2005, compared with $19.5 million for the same period in the prior year. General and administrative expenses as a percentage of sales decreased 0.2%, from 1.5% for the three months ended March 31, 2004 to 1.3% for the three months ended March 31, 2005.

          Other (income) expense, net, decreased $9.1 million to $0.1 million of expense for the three months ended March 31, 2005, compared with $9.2 million of expense for the same period in the prior year. Other (income) expense, net, for the three months ended March 31, 2004 included $7.1 million of expenses related to the sale of our predecessor's plywood and lumber operations in Yakima, Washington.

          Reflected in the costs and expenses discussed above is the positive impact of the reduced benefit costs we realized as a result of the Acquisition due to OfficeMax retaining the benefit obligation for all of its former employees. For the three months ended March 31, 2005, our pension and other post-retirement benefit expense decreased $16.3 million, or 70%, to $7.1 million from $23.4 million for the three months ended March 31, 2004. The three months ended March 31, 2004 included $4.3 million of expense for pension curtailment costs, which were included in the $7.1 million of expenses related to the sale of our predecessor's plywood and lumber operations in Yakima, Washington.

  Income (Loss) from Operations

          Income (loss) from operations increased $63.1 million, or 339%, for the three months ended March 31, 2005, compared with the same period for the prior year. Both our Paper and Packaging & Newsprint segments reported increased income before interest and taxes for the three months ended March 31, 2005, while our Wood Products and Building Materials Distribution segments reported decreased income before interest and taxes for the period. Compared with the same period in the prior year, the largest increase in income from operations for the three months ended March 31, 2005 occurred in our Paper segment. Paper segment income before interest and taxes increased $55.0 million due primarily to higher paper prices and, to a lesser extent, decreased depreciation expense and benefit costs. Income before interest and taxes also increased in our Packaging & Newsprint segment, due to increased prices and sales volumes for linerboard and increased prices for newsprint. Income before interest and taxes in our Wood Products segment declined primarily because of the decrease in sales volume and price for plywood. Income before interest and taxes in our Building Materials Distribution segment declined slightly due to an increase in materials, labor and other operating expenses, compared to the same period in the prior year.

          Paper.    Segment income before interest and taxes increased $55.0 million to $29.2 million for the three months ended March 31, 2005 compared with a loss before interest and taxes of $25.8 million for the three months ended March 31, 2004. The improved results were primarily attributable to a 9% increase in average paper prices and a decrease in depreciation expense of approximately $22.5 million, primarily due to the reduction in the value of property and equipment due to the application of purchase accounting for the Acquisition.

          Packaging & Newsprint.    Segment income before interest and taxes increased $16.9 million to $4.5 million for the three months ended March 31, 2005, compared with a $12.4 million loss for the three months ended March 31, 2004. The weighted average selling prices for linerboard and newsprint were 9% greater, and average sales volumes were 8% greater, than in the prior year. Partially offsetting the favorable price and volume increases were increased raw materials and energy costs.

          Wood Products.    Segment income before interest and taxes decreased $11.0 million, or 25%, to $33.1 million for the three months ended March 31, 2005, compared with $44.1 million for the three months ended March 31, 2004. Volume and price increases for our EWP were offset by volume and price decreases for plywood and increased wood fiber costs. Additionally, prior to the sale of our interest in Voyageur Panel, our predecessor accounted for the joint venture under the equity method. Accordingly, while segment results do not include the joint venture's sales, they do include $5.1 million of equity in earnings for the three months ended March 31, 2004. Income before interest and taxes for the three months ended March 31, 2004 included $7.1 million of expense related to the sale of our predecessor's plywood and lumber operations in Yakima, Washington and $6.1 million of income due to changes in LIFO inventory reserves.

          Building Materials Distribution.    Segment income before interest and taxes decreased $0.5 million, or 2%, to $24.4 million for the three months ended March 31, 2005 from $24.9 million of income for the three months ended March 31, 2004, despite the increase in sales driven by price and volume increases. Materials, labor and other operating expenses increased $74.0 million, or 13%, from the same period in the prior year, due primarily to increased sales volume and higher material costs.

          Corporate and Other.    Segment loss before interest and taxes increased $3.3 million for the three months ended March 31, 2005, compared with the same period in 2004. The amounts for the three months ended March 31, 2004 included $4.7 million of credits related to changes in intersegment profit in inventory reserves and income from operations that remained with OfficeMax. The amounts for the three months ended March 31, 2005 included an additional $0.9 million of foreign exchange expense compared to the same period in 2004. These unfavorable variances were partially offset by a $2.2 million decrease in depreciation and amortization expense in the three months ended March 31, 2005, compared with the three months ended March 31, 2004, as a result of the Acquisition.

Two Months Ended December 31, 2004

  Sales

          Total sales during the last two months of 2004 were $872.7 million. Sales in our Paper, Packaging & Newsprint, Wood Products and Building Materials Distribution segments were $230.1 million, $128.9 million, $200.1 million and $401.7 million, respectively, during that period. Our Paper segment realized a 7% price increase for uncoated free sheet, compared to prices for the first ten months of 2004. Containerboard and newsprint prices in our Packaging & Newsprint segment increased 11% and 3%, respectively, compared to prices for the first ten months of 2004. Our Wood Products and Building Distribution segments benefited from favorable prices for EWP, offset by generally lower prices for plywood and lumber, compared to prices for these products in the first ten months of 2004.

  Costs and Expenses

          The aggregate amount of materials, labor and other operating expenses and fiber costs from related parties was $758.0 million for the last two months of 2004. As a percentage of sales, these expenses and costs were flat compared to the first ten months of 2004.

          Selling and distribution expenses were $40.1 million in the last two months of 2004. As a percentage of sales, selling and distribution expenses increased slightly from 4.3% for the first ten months of 2004 to 4.6% in the last two months of 2004, due primarily to higher transportation costs.

          General and administrative expenses were $10.6 million in the last two months of 2004. General and administrative expenses as a percentage of sales decreased in the last two months of 2004 from 1.6% for the first ten months of 2004 to 1.2% in the last two months of 2004. This decrease was due in part to our lower benefit costs as a result of the Acquisition.

  Income from Operations

          Income from operations for the last two months of 2004 was $44.0 million. Each operating segment reported positive results for that period, with income before interest and taxes in our Paper segment of $19.0 million, in our Packaging & Newsprint segment of $7.3 million, in our Wood Products segment of $15.6 million and in our Building Materials Distribution segment of $10.1 million. As a percentage of sales, income from operations increased to 5% for the last two months of 2004 from 3% for the first ten months of 2004. This improvement reflects a decrease in depreciation, amortization and depletion expenses as a percentage of sales from 4% in the first ten months of 2004 to 2% in the last two months of 2004, due to a lower depreciable asset base as a result of the Acquisition. Income from operations for the last two months of 2004 reflects a $20.2 million non-cash charge due to an inventory valuation adjustment recorded as a result of the Acquisition.

Ten Months Ended October 28, 2004 Compared with 2003

  Sales

          Total sales increased $0.2 billion, or 4%, to $4.9 billion in the first ten months of 2004 from $4.7 billion in the full year 2003. Sales in our Building Materials Distribution and Wood Products segments increased 19% and 4%, respectively, for the first ten months of 2004, compared with full year 2003 sales. Paper sales decreased 9% primarily due to decreased sales volume given the shorter reporting period and relatively flat paper prices. Packaging & Newsprint sales decreased

11% primarily due to a 17% decrease in sales volume given the shorter reporting period, partially offset by a 9% increase in weighted average prices. Despite the shorter reporting period, Wood Products sales increased 4% due to plywood and lumber prices that were 26% and 28%, respectively, higher for the first ten months in 2004 than for the full year 2003, as well as increased prices for our EWP. Building Materials Distribution sales rose 19% primarily due to 22% higher prices, offset by a 2% decrease in sales volume given the shorter reporting period.

          Paper.    Sales decreased $116.7 million, or 9%, to $1.1 billion in the first ten months of 2004 from $1.3 billion in the full year 2003. The decrease was due primarily to an 11% decrease in sales volume of our uncoated free sheet as stronger average monthly sales volume was more than offset by the shorter reporting period in 2004. In 2004, we began to sell our paper products to OfficeMax's retail operation. The volume of our office paper sales to OfficeMax was 579,000 tons for the first ten months in 2004. The increase in average monthly sales volume, as a result of increased sales to OfficeMax, led to an 80% decrease in market-related downtime from 172,000 tons of market-related downtime in the full year 2003 to 34,750 tons of market-related downtime in the first ten months of 2004. Average paper prices for uncoated free sheet were relatively flat for the first ten months of 2004 compared to the full year 2003, as paper prices rebounded during the second half of 2004 from a decline experienced during the second half of 2003.

          Packaging & Newsprint.    Sales decreased $72.5 million, or 11%, to $565.6 million in the first ten months of 2004 from $638.1 million in the full year 2003. The decrease was primarily due to decreased newsprint and containerboard sales volumes of 16% and 19%, respectively, in the first ten months of 2004 due primarily to the shorter reporting period, partially offset by a 9% increase in weighted average prices for linerboard and newsprint. Maintenance downtime in linerboard more than doubled to 24,000 tons in 2004 as a result of a planned replacement of the linerboard machine dryer hood at our DeRidder, Louisiana mill.

          Wood Products.    Sales increased $44.2 million, or 4%, to $1.2 billion in the first ten months of 2004 from $1.1 billion in the full year 2003. The increase was due to strong product pricing. Average prices for our EWP increased 12% in the first ten months of 2004 compared to the full year 2003. As a result of increased demand from new residential construction and lower interest rates, average plywood prices rose 26% and average lumber prices rose 28%, in each case, compared to the full year 2003 average prices. At the same time, unit sales volume for plywood decreased 22% and sales volume of lumber decreased 17% compared with the full year 2003, due primarily to the shorter reporting period. The decrease in the plywood sales volume was also due to the sale of our predecessor's plywood and lumber facilities in Yakima, Washington in February 2004. The sale of the Yakima, Washington facilities did not have a material impact on our predecessor's results of operations for the first ten months of 2004.

          Building Materials Distribution.    Sales increased $394.6 million, or 19%, to $2.4 billion in the first ten months of 2004 from $2.0 billion in the full year 2003. Average prices increased 22% and sales volume decreased 2% in the first ten months of 2004 compared to the full year 2003. The increase in prices resulted from a strong housing market and the decrease in volume resulted from the shorter reporting period in 2004.

  Costs and Expenses

          The aggregate amount of materials, labor and other operating expenses and fiber costs from related parties increased $121.6 million, or 3.0%, to $4.2 billion in the first ten months of 2004 from $4.1 billion in the full year 2003. As a percentage of sales, however, these expenses and costs decreased to 86.8% in the first ten months of 2004 from 88.0% in the full year 2003. The percentage decrease was primarily attributable to increased sales in our Wood Products segment, mostly as a result of higher prices.

          Selling and distribution expenses decreased $13.1 million, or 6%, to $211.3 million in the first ten months of 2004 from $224.4 million for the full year 2003. As a percentage of sales, selling and distribution expenses decreased to 4.3% in the first ten months of 2004 from 4.8% for the full year 2003 because of higher sales in our Wood Products and Building Materials Distribution segments, primarily as a result of higher prices.

          General and administrative expenses increased $9.6 million, or 14%, to $79.3 million in the first ten months of 2004 from $69.7 million for the full year 2003, due primarily to higher pension, healthcare and benefit expenses. Because of the increase in sales in the first ten months of 2004 compared to the full year 2003, general and administrative expenses as a percentage of sales increased only 0.1% in the first ten months of 2004, from 1.5% in the full year 2003 to 1.6% in the first ten months of 2004.

          Other (income) expense, net, decreased $7.5 million, from $32.8 million of expense in full year 2003 to $25.3 million of expense in the first ten months of 2004. Other (income) expense, net, in the first ten months of 2004 included $12.7 million of expense related to a one-time retention bonus OfficeMax granted to our employees, $7.1 million of expenses related to the sale of our predecessor's plywood and lumber operations in Yakima, Washington, and a $3.0 million loss on sale of assets. Other (income) expense, net, for the full year 2003 included a $14.7 million pre-tax charge for the write-down of impaired assets at our predecessor's plywood and lumber operations in Yakima, Washington, $3.6 million of costs associated with the September 2003 early termination of an operating lease used in connection with our Paper segment, $4.6 million for the write-down of miscellaneous assets and a $3.1 million loss on sale of assets.

  Income (Loss) from Operations

          Each of our operating segments other than the Paper segment reported increased income from operations in the first ten months of 2004 compared to the full year 2003, despite a shorter reporting period and higher pension, healthcare and benefit expenses. Income before interest and taxes in our Packaging & Newsprint segment improved 92% due to 9% higher weighted average selling prices for linerboard and newsprint. Our Wood Products segment increased its income before interest and taxes in the first ten months of 2004 over full year 2003 results at a greater percentage than any of our other operating segments. In our Wood Products segment, income before interest and taxes increased by $159.5 million, due primarily to increased prices for plywood, lumber and EWP. In addition, results for our Wood Products segment included a $46.5 million pre-tax gain for the sale of our 47% interest in Voyageur Panel, which was completed in May 2004. The increase in income before interest and taxes for our Building Materials Distribution segment was due to increased prices.

          Paper.    Segment loss before interest and taxes increased $11.7 million, or 49%, to a $35.4 million loss before interest and taxes in the first ten months of 2004 from a $23.7 million loss for the full year 2003. In addition to volume decreases in uncoated free sheet, we incurred $2.8 million of costs and/or lost income due to mill damage and lost production at our Alabama paper mill related to disruption from hurricanes in September 2004 and adverse weather conditions and operating difficulties experienced in the first quarter of 2004. Relative to the full year 2003, the largest manufacturing cost increases for the first ten months of 2004 were fiber costs, which increased 9% due to higher prices paid for pulp and wood.

          Packaging & Newsprint.    Segment income before interest and taxes increased $13.8 million, or 92%, to a $1.2 million loss in the first ten months of 2004 from a $15.0 million loss for the full year 2003. The weighted average selling prices for linerboard and newsprint were 9% higher in the first ten months of 2004 than in the full year 2003.

          Wood Products.    Fueled by continued strong plywood and lumber markets, Wood Products income before interest and taxes increased $159.5 million to $203.0 million of income in the first ten months of 2004 from $43.5 million of income for the full year 2003. In the first ten months of 2004, we recorded a $46.5 million pre-tax gain for the sale of our predecessor's 47% interest in Voyageur Panel. This gain was offset by $7.1 million of expenses related to the sale of our predecessor's plywood and lumber facilities in Yakima, Washington. Prior to the sale of our interest in Voyageur Panel, we accounted for the joint venture under the equity method. Accordingly, segment results do not include the joint venture's sales but do include $6.3 million of equity in earnings in the first ten months of 2004, compared with $8.7 million of equity in earnings in the full year 2003. Before the gain recorded from the sale of our interest in Voyageur Panel, segment income before interest and taxes increased 260% in the first ten months of 2004 to $156.5 million, primarily due to increased product prices.

          Building Materials Distribution.    Segment income before interest and taxes increased $31.1 million, or 65%, to $78.8 million of income before interest and taxes in the first ten months of 2004 from $47.7 million of income in the full year 2003. The increase resulted from strong plywood and lumber markets driven by a strong housing market. Prices increased 22% and sales volumes decreased 2% for the first ten months of 2004 compared to the full year 2003.

2004 Pro Forma Sales Compared with 2003

          Sales volumes and prices are two of the most important factors in understanding our results of operations. The following presents a discussion of pro forma 2004 sales compared to 2003 sales.

  Sales

          Total sales increased $1.1 billion, or 23%, to $5.7 billion in 2004 from $4.7 billion in 2003. Sales in all of our segments increased during 2004, compared to 2003. Paper sales increased 9% due to increased sales volumes and an increase in weighted average paper prices. Packaging & Newsprint sales increased 9% due primarily to a 10% increase in weighted average prices. Wood Products sales increased 22% due to plywood and lumber prices that were 22% and 27%, respectively, higher than 2003 prices, as well as increased prices for and sales volumes of our EWP. Building Materials Distribution sales rose 39% due to a 15% increase in sales volume and 21% higher prices.

          Paper.    Sales increased $113.4 million, or 9%, to $1.4 billion in 2004 from $1.3 billion in 2003. The increase was due primarily to a 7% increase in sales volumes, as sales volumes were up for all of our paper product categories. Sales volumes increased in 2004 compared to 2003 due to a stronger economy and weaker U.S. dollar, which resulted in lower paper imports. In addition, in 2004, we began to sell our paper products to OfficeMax's retail operation. The volume of our office paper sales to OfficeMax increased 23% in 2004 to approximately 701,000 tons. The increase in sales volume, including the increase in our sales to OfficeMax, led to a 71% decrease in market- related downtime, from 172,000 tons of market-related downtime in 2003 to 50,000 tons of market-related downtime in 2004. All market-related downtime in 2004 and 2003 related to uncoated free sheet. Consistent with our strategy, the volume of value-added papers sold increased 14% in 2004 to approximately 426,000 tons. Average paper prices rose 2% in 2004 compared to 2003. Average prices for uncoated free sheet and containerboard increased 1% and 11%, respectively, in 2004 compared to 2003 prices.

          Packaging & Newsprint.    Sales increased $56.4 million, or 9%, to $694.5 million in 2004 from $638.1 million in 2003. The increase was due to a 10% increase in average linerboard and newsprint prices. Sales volume of newsprint increased 1% in 2004 from 2003, while containerboard sales volume remained flat. Maintenance downtime in linerboard more than doubled to 24,000 tons in 2004 due to a planned replacement of the linerboard machine dryer hood at our DeRidder, Louisiana mill.

          Wood Products.    Sales increased $244.3 million, or 22%, to $1.4 billion in 2004 from $1.1 billion in 2003. The increase was due to strong product pricing. Sales of EWP increased 36% in 2004 due to increased prices and sales volume. As a result of increased demand from new residential construction and historically low interest rates in 2004, average plywood prices rose 22% and average lumber prices rose 27%, compared to 2003. At the same time, unit sales volume for plywood decreased 7% and the volume of lumber sold remained relatively flat compared to 2003. The decrease in the volume of plywood sold was due to the sale of our predecessor's plywood and lumber operations in Yakima, Washington in February 2004. The sale of the Yakima, Washington facilities did not have a material impact on our predecessor's results of operations in 2004.

          Building Materials Distribution.    Sales increased $796.4 million, or 39%, to $2.8 billion in 2004 from $2.0 billion in 2003. Prices increased 21%, and sales volume increased 15% compared to 2003. The increase in sales volume and prices resulted from a strong housing market and increased volume from new and upgraded facilities.

2003 Compared with 2002

  Sales

          Total sales increased $377.5 million, or 9%, to $4.7 billion in 2003 from $4.3 billion in 2002. The increase was due to increased sales in our Wood Products and Building Materials Distribution segments and a slight increase in our Packaging & Newsprint segment, offset by a 2% decline in sales in our Paper segment due primarily to lower sales volume. Packaging & Newsprint sales increased 1% because average paper prices increased 3%. Wood Products sales increased 11% due to higher plywood prices and increased EWP sales, which were driven primarily by increased sales volume. Building Materials Distribution sales increased 21% due to increased commodity prices and sales volume.

          Paper.    Sales decreased $28.0 million, or 2%, to $1,257.1 million in 2003 from $1,285.1 million in 2002, primarily because weak demand led to a 2% decrease in sales volume. Sales volume decreased despite a 4% increase in the volume of our office paper sales to OfficeMax in 2003. Weak demand throughout 2003 led to market-related downtime of nearly 172,000 tons, up 64% from the downtime taken in 2002. The market-related downtime related to uncoated free sheet. Average prices were relatively flat in 2003, compared to 2002 prices.

          In 2003, volume of specialty papers sold increased 3% to approximately 374,000 tons. Overall, the average net selling price of the specialty grades we sold in 2003 was $181 per ton higher than the average net selling price of our uncoated commodity grades.

          Packaging & Newsprint.    Sales increased $4.7 million, or 1%, to $638.1 million in 2003, compared to $633.4 million in 2002, primarily because average sales prices increased 3%. Sales volume for newsprint increased 3%, while linerboard sales volume decreased 2%. Average prices for newsprint increased 9% from 2002 prices, while linerboard prices decreased 1%.

          Wood Products.    Sales increased $111.5 million, or 11%, to $1.1 billion in 2003 from $1.0 billion in 2002. This increase was due to a strong building season beginning late in the second quarter of 2003 and continuing through the first two months of the fourth quarter of 2003, after a slow start earlier in the year due to adverse weather conditions, particularly in the eastern United States. Sales of EWP increased 20% in 2003, compared to 2002, due to increased sales volume. As a result of increased demand from housing construction, prices for our major grades of structural panels reached record levels in 2003. Average plywood prices and sales volume increased 17%

and 6%, respectively, in 2003. In contrast, average prices and sales volume for our lumber products, which are mostly ponderosa pine, declined 8% due to an unfavorable balance of supply and demand during the first half of 2003. Lumber prices began to recover late in 2003.

          Building Materials Distribution.    Sales increased 21% in 2003, compared to 2002, due to strong pricing coupled with an 11% increase in unit sales volume. The increase in unit sales volume resulted from a stronger building season in 2003, compared to 2002.

  Costs and Expenses

          Materials, labor and other operating expenses increased $328.7 million, or 9%, to $4.0 billion for 2003 compared to $3.7 billion in 2002 because of increased unit manufacturing costs in our Paper and Packaging & Newsprint segments due to higher wood fiber, chemical and pension costs, partially offset by favorable wood fiber costs in our Wood Products segment. As a percentage of sales, materials, labor and other operating expenses increased to 85.6% in 2003 from 85.4% in 2002.

          Selling and distribution expenses increased $20.8 million, or 10%, to $224.4 million in 2003 from $203.6 million in 2002. As a percentage of sales, selling and distribution expenses in 2003 were relatively consistent with 2002, despite higher pension, healthcare and benefit expenses.

          General and administrative expenses decreased $3.9 million, or 5%, to $69.7 million in 2003 from $73.6 million in 2002. As a percentage of sales, general and administrative expenses decreased to 1.5% in 2003, compared to 1.7% in 2002, due to improved cost controls, despite higher pension, healthcare and benefit expenses.

          Other (income) expense, net, increased $21.0 million, or 177%, to $32.8 million of expense in 2003 from $11.8 million of expense in 2002. In 2003, other (income) expense, net, included a $14.7 million pre-tax charge for the write-down of impaired assets at our predecessor's plywood and lumber operations in Yakima, Washington, a $3.6 million loss on the termination of a cottonwood fiber farm lease and a $7.7 million loss on the sale and write-down of assets and other miscellaneous income and expense items.

  Income (Loss) from Operations

          Income (loss) from operations increased $11.8 million to $1.0 million of income in 2003, compared to a $10.8 million loss in 2002. The increase in income from operations in 2003 resulted from increased plywood prices, equity in earnings and favorable wood fiber costs in our Wood Products segment, increased sales in our Building Materials Distribution segment and improved results in our Packaging & Newsprint segment, offset by the pre-tax charge for the write-down of impaired assets at our predecessor's plywood and lumber operations in Yakima, Washington and operating losses in our Paper segment.

          Paper.    Segment income (loss) before interest and taxes decreased $57.6 million, or 170%, to a $23.7 million loss in 2003 from $33.9 million of income in 2002. The decrease resulted from lower unit sales volumes, more market-related curtailment and increased unit manufacturing costs. Total paper manufacturing cost of sales increased $19 per ton, or 3.2%, compared to 2002. The increase was due to higher wood fiber, chemical and energy costs.

          Packaging & Newsprint.    Segment income (loss) before interest and taxes improved $5.1 million, or 26%, to a $15.0 million loss in 2003, compared to a $20.1 million loss in 2002. Improved results were primarily attributable to a 3% increase in average sales prices. A 3% increase in newsprint sales volume, which was primarily the result of capacity closures by other major producers, was partially offset by a 1% decrease in linerboard sales volume. Offsetting the favorable price and volume increases were total unit manufacturing costs that increased $7 per ton, or 2%.

          Wood Products.    Segment income before interest and taxes increased $42.3 million to $43.5 million of income in 2003 from $1.2 million of income in 2002. As discussed above, the increase was due to a strong building season that began late in the second quarter of 2003, after a slow start earlier in the year. The primary reasons for the increase were increased structural panel prices and favorable wood costs, partially offset by a $14.7 million pre-tax charge for the write-down of impaired assets at our predecessor's plywood and lumber operations in Yakima, Washington. The write-down resulted from our internal review of the operations and indications of current market value. The write-down was recorded in other (income) expense, net. For the year ended December 31, 2003, the write-down decreased net income by $9.0 million.

          Building Materials Distribution.    Segment income before interest and taxes increased $22.6 million, or 90%, to $47.7 million of income in 2003 from $25.1 million of income in 2002. The increase was due to strong pricing coupled with an 11% increase in unit sales volume. The increase in unit sales volume resulted from a stronger building season, driven by higher housing starts, which are estimated by RISI to have been 8% higher in 2003 compared to 2002.

Liquidity and Capital Resources

  Operating Activities

          For the three months ended March 31, 2005, our operating activities provided $22.6 million in cash, compared with $26.0 million in the same period in 2004. For the three months ended March 31, 2005, items included in net income provided $92.4 million of cash, and increases in working capital items used $69.8 million of cash from operations. The increase in working capital for the period ended March 31, 2005 was primarily attributable to higher receivables and inventories within our Paper and Building Materials Distribution segments. Higher receivables in these segments reflected increased sales volumes and increased sales prices. Higher inventory in our Building Materials Distribution segment was primarily due to increased volumes in anticipation of the spring building season. Higher inventory in our Paper segment was primarily due to increased purchases of fiber in anticipation of the spring thaws, when harvesting of logs is more difficult. The higher accounts receivable and inventory balances did not materially change our accounts receivable and inventory turnover ratios, as compared to prior periods. For the three months ended March 31, 2004, items included in net income provided $77.9 million of cash, and increases in working capital items used $51.9 million of cash from operations.

          For the period October 29 through December 31, 2004, our operating activities provided $230.5 million of cash. This cash generation was due primarily to favorable changes in working capital items. The collection of receivables related to strong sales provided $122.0 million of cash and increases in accounts payable and accrued liabilities provided $85.6 million of cash. Increases in inventories used $21.4 million of cash.

          For the period January 1 through October 28, 2004, operating activities used $47.8 million of cash. Increases in receivables used $320.9 million of cash in the period due in part to the changes in the receivable sales program discussed below. Increases in inventories used $15.4 million of cash and increases in accounts payable and accrued liabilities provided $74.4 million of cash.

          In 2003, items included in net income provided $258.6 million of cash, and unfavorable changes in working capital items used $39.3 million of cash from operations. Net income items provided $207.6 million of cash in 2002, and changes in working capital items used $47.4 million of cash from operations.

          During the predecessor periods presented, Boise Forest Products Operations participated in OfficeMax's receivable sales program. Under that program, OfficeMax sold fractional ownership interests in a defined pool of trade accounts receivable. In anticipation of the Acquisition, we ceased to participate in OfficeMax's receivable sales program. Accordingly, at October 28, 2004, no sold accounts receivable were excluded from receivables on our balance sheet, compared with $148.8 million and $105.4 million of receivables excluded at December 31, 2003 and 2002. The decrease of $148.8 million in sold accounts receivable at October 28, 2004 compared to the amount of sold accounts receivable at December 31, 2003 used cash from operations for the period ended October 28, 2004. The increase at December 31, 2003 in sold accounts receivable of $43.4 million at December 31, 2003 compared to the amount of sold accounts receivable at December 31, 2002 provided cash from operations in 2003. The portion of fractional ownership interest we retain is included in receivables in our balance sheet.

  Investment Activities

          Our cash investing activities provided $122.0 million for the three months ended March 31, 2005, compared with $39.2 million used for investing activities during the same period in 2004. Investing activities included $157.5 million for collection of a loan to a subsidiary of Timber Holdings, offset by $33.5 million used for purchases of property and equipment. In the predecessor period, cash investing activities included $41.0 million for purchases of property and equipment, partially offset by $9.0 million of proceeds from the sale of our predecessor's Yakima, Washington, plywood and lumber facilities in February 2004.

          We expect capital investments in 2005 to total approximately $185 million, excluding acquisitions. Our capital spending in 2005 will be for quality and efficiency projects, replacement projects and ongoing environmental compliance. During 2004, we spent $8 million on environment compliance. We expect to spend approximately $18 million in 2005 for this purpose.

          For the period October 29 through December 31, 2004, our cash investing activities used $2.4 billion of cash. This cash usage included $2.2 billion for the acquisition of OfficeMax's paper and forest products assets and $157.5 million for our loan to Timber Holdings.

          For the period January 1 through October 28, 2004, our cash investing activities used $37.1 million of cash. This cash usage included $140.0 million for property plant and equipment purchases, offset by $103.2 million of proceeds from the sale of our predecessor's Yakima, Washington, plywood and lumber facilities in February 2004 and the sale of our Voyageur Panel interest in May 2004.

          Our cash investing activities used $192.6 million in 2003 and $146.2 million in 2002. In 2003 and 2002, this included $175.1 million and $146.1 million, respectively, for property and equipment and fiber farm purchases. Additionally, in 2002, investing activities included $6.1 million for the acquisition of assets of a wholesale building products distribution and reload operation in Riverside, California. In all periods, capital expenditures for property and equipment consisted primarily of facility and equipment modernization, energy and cost-saving projects and environmental compliance.

          Details of 2004 capital investment by segment are included in the table below:

	Boise Holdings
	October 29 (inception) through December 31, 2004
	Acquisition/Expansion	Quality/Efficiency(1)	Replacement, Environmental and Other	Total
	(dollars in millions)
Paper	$0.5	$4.4	$11.6	$16.5
Packaging & Newsprint	—	0.9	1.9	2.8
Wood Products	5.4	0.5	1.7	7.6
Building Materials Distribution	0.5	—	0.6	1.1
Corporate and Other	—	0.1	0.8	0.9
Acquisition of paper and forest products businesses	2,196.5	—	—	2,196.5
Loan to related party	157.5	—	—	157.5

	$2,360.4	$5.9	$16.6	$2,382.9

(1)
Quality and efficiency projects include quality improvements, modernization, energy and cost-saving projects.
	Predecessor
	January 1 through October 28, 2004
	Acquisition/Expansion	Quality/Efficiency(1)	Replacement, Environmental and Other	Total
	(dollars in millions)
Paper	$0.6	$8.2	$47.4	$56.2
Packaging & Newsprint	0.2	5.2	21.7	27.1
Wood Products	11.4	4.0	25.9	41.3
Building Materials Distribution	3.1	—	6.7	9.8
Corporate and Other	0.4	0.7	4.7	5.8

	$15.7	$18.1	$106.4	$140.2

(1)
Quality and efficiency projects include quality improvements, modernization, energy and cost-saving projects.

  Financing Activities

          Cash used for financing activities was $165.8 million for the three months ended March 31, 2005. Cash provided by financing activities was $13.3 million for the three months ended March 31, 2004. Cash used for financing activities in the first three months of 2005 included $412.0 million of debt prepayments related to our Tranche B term loan, which was primarily paid down with proceeds from the related-party loan received from a subsidiary of Timber Holdings. Additionally, $9.4 million of cash was used to pay our equity investors amounts to fund their 2004 tax obligations related to their investment in us. Cash provided by financing activities in the three months ended March 31, 2004 included $47.4 million of cash received from net equity transactions with OfficeMax, partially offset by $34.2 million in long-term debt payments.

  Debt Transactions

          Our primary source of liquidity for our business is cash flow generated from operations and borrowing capacity available under our revolving credit facility. We expect that our primary liquidity requirements will be debt service, working capital and capital expenditures.

          As a result of the Acquisition, we incurred $2.0 billion of indebtedness. At March 31, 2005, long-term debt consisted of the following:

(dollars in millions)
Revolving credit facility, due 2010	$—
Tranche B term loan, due 2011	918.0
Senior floating rate notes due 2012	250.0
7 1/8% Senior subordinated notes due 2014	400.0
Note payable to related party	256.1

1,824.1
Less current portion	—

$1,824.1

          Prior to the amendment and restatement of our senior credit facilities described below, our senior secured credit facilities, which we entered into in October 2004 in connection with the Acquisition, consisted of a six-year senior secured revolving credit facility and a seven-year senior secured Tranche B term loan.

          Under that revolving credit facility, we could have borrowed up to $400.0 million for general corporate purposes at variable interest rates based on LIBOR, the prime rate or the federal funds effective rate, plus an interest rate spread based upon our leverage ratio. At March 31, 2005, we had no loans and $72.1 million of undrawn letters of credit outstanding under the revolving credit facility, and had remaining borrowing capacity of $327.9 million. Letters of credit are subject to a 0.25% fronting fee, payable to the issuing bank, and a fee payable to the lenders equal to the product of the interest rate spread applicable to LIBOR borrowings under our revolving credit facility and the daily average amount available for drawing under the outstanding letters of credit. In addition, the revolving credit facility provides for a commitment fee of 0.50% per annum, payable to the lenders on the average daily unused portion of the revolving credit facility.

          We used the proceeds of our $1,330.0 million senior secured Tranche B term loan to fund a portion of the purchase price for the Acquisition. The Tranche B term loan bore interest at a variable interest rate based on LIBOR, the prime rate or the federal funds effective rate, plus a fixed interest rate spread. At March 31, 2005, our borrowing rate under the Tranche B term loan was 5.1% per annum.

          In October 2004, we issued $250.0 million of senior unsecured floating rate notes due 2012 and $400.0 million of 7 1/8% senior subordinated notes due 2014. We may redeem all or part of the notes at any time at redemption prices defined in the indenture. Net proceeds from the notes were used to fund a portion of the purchase price for the Acquisition. If we sell specific assets or experience specific kinds of changes in control, we must offer to purchase the notes. At March 31, 2005, our borrowing rate for the $250.0 million senior floating rate notes was 5.5%. We have entered into interest rate swaps to hedge the cash flow risk from the variable interest payments on the $250.0 million senior floating rate notes, which gave us an effective interest rate of 6.6% at March 31, 2005. For additional information on these interest rate swaps, see "—Disclosure of Financial Market Risk."

          We paid approximately $85.9 million in fees and expenses associated with the foregoing debt transactions. The fees are being amortized over the shorter of the call period or the term of the loan. At March 31, 2005, we had $81.1 million of costs recorded in deferred financing costs on our balance sheet.

          At March 31, 2005, there were no scheduled payments of long-term debt through 2009. In February 2005, we prepaid $412.0 million of our Tranche B term loan, primarily with the proceeds of a related-party loan from a subsidiary of Timber Holdings and the repayment by such subsidiary of a loan we had previously made to it. This prepayment eliminated our scheduled payments of long-term debt through 2009, and reduced the payments thereafter to $1.6 billion. The principal amount of the related-party loan we received from a subsidiary of Timber Holdings, which initially was $264.8 million, is subject to adjustment based on transactions between such subsidiary and us and matures on February 4, 2015. At March 31, 2005, the related-party loan balance was $256.1 million and was recorded as a note payable to related-party on our consolidated balance sheet. The note accrues interest at 8%. For the three months ended March 31, 2005, we recorded $3.1 million of interest expense related to the note.

          On April 18, 2005, we amended and restated our senior credit facilities, which now consist of a $840.0 million Tranche D term loan and a $475.0 million revolving credit facility. In connection therewith, we repaid all amounts outstanding under our Tranche B term loan. We are required to make scheduled principal payments on the Tranche D term loan in the amount of approximately $6.3 million in 2005, $8.4 million in each of 2006 through 2009 and $6.3 million in 2010. The Tranche D term loan will mature in 2011. The maturity on our revolving credit facility did not change as a result of this amendment and restatement. We will incur a $43.0 million charge related to the write-off of the Tranche B term loan deferred financing costs in connection with the amendment and restatement of our senior credit facilities. This $43.0 million charge will be reflected in our statement of income (loss) for the second quarter of 2005. See "Description of Certain Debt—Senior Credit Facilities—Amendment and Restatement."

          For the periods October 29 through December 31, 2004, January 1 through October 28, 2004, and the years ended December 31, 2003 and 2002, cash payments for interest, net of interest capitalized, were $11.3 million, $64.8 million, $90.0 million and $91.6 million, respectively.

          During the predecessor periods, our principal source of liquidity in excess of that provided by cash flow generated from operations was borrowings from OfficeMax. Since our predecessor's financing activities have been represented historically by borrowings from OfficeMax, Boise Forest Products Operations financing activities are not comparable with our current operations.

  Equity Transactions

          On October 29, 2004, FPH and OfficeMax made a cash equity investment in us of $338.9 million. The equity investment consisted of $242.4 million invested by FPH in exchange for 440 million Series B common units and $96.5 million invested by OfficeMax in exchange for 109 million and 66 million Series B and Series A common units, respectively. See our statement of capital and Note 14 to our audited consolidated financial statements included in this prospectus for a discussion of the change in equity units and their holders since the date of the Acquisition and a discussion of the rights and privileges of the equity units.

  Other

          We believe that funds generated from operations and planned borrowing capacity will be adequate to fund debt service requirements, capital expenditures and working capital requirements for the next 12 months. Our ability to continue to fund these items may be affected by general economic, financial, competitive, legislative and regulatory factors.

          We believe that our current financial position and financing plans will provide flexibility in financing activities and permit us to respond to changing conditions in credit markets. We cannot assure you, however, that our business will generate sufficient cash flow from operations or that future borrowings will be available for use under our revolving credit facility in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs.

  Contractual Obligations

          In the table below, we set forth our contractual obligations as of December 31, 2004, unless otherwise noted. Some of the amounts we include in this table are based on management's estimates and assumptions about these obligations, including their duration, the possibility of renewal, anticipated actions by third parties and other factors. Because these estimates and assumptions are necessarily subjective, the enforceable and legally binding obligations we will actually pay in future periods may vary from those reflected in the table.

	Payments Due by Period
	2005	2006-2007	2008-2009	Thereafter	Total
	(dollars in millions)
Long-term debt, including current portion(1)	$752.4	$16.8	$16.8	$1,450.1	$2,236.1
Interest(1)	90.8	173.3	168.8	244.5	677.4
Operating leases(2)	11.7	18.4	14.9	26.5	71.5
Purchase obligations
Raw materials(3)(6)	174.8	290.5	228.0	458.9	1,152.2
Utilities(4)	97.9	15.1	5.2	—	118.2
Capital spending	20.5	26.6	13.4	—	60.5
Other	0.7	0.6	0.4	—	1.7
Other long-term liabilities reflected on our balance sheet
Compensation and benefits(5)	0.4	1.7	29.6	101.9	133.6
Other	—	5.0	2.6	16.0	23.6

	$1,149.2	$548.0	$479.7	$2,297.9	$4,474.8

(1)
These borrowings are further explained in Note 11 to our audited consolidated financial statements and Note 9 to our unaudited consolidated financial statements, in each case included in this prospectus. The table assumes our long-term debt is held to maturity. In February 2005, in connection with the Timberlands Sale, we repaid $412.0 million of our Tranche B term loan and incurred a $264.8 million related-party loan from Boise Land & Timber Corp. This loan is due in 2011 and is subject to adjustment based on transactions between us and Boise Land & Timber Corp. See "Certain Relationships and Related Transactions—Loans between Us and Boise Land & Timber Corp." and "—Timberlands Sale". In addition, we amended and restated our senior credit facilities on April 18, 2005, pursuant to which we repaid the remaining balance of the Tranche B term loan in the amount of $918.0 million and entered into a new $840.0 million Tranche D term loan. The Tranche D term loan matures in 2011 and provides for scheduled payments of $6.3 million in 2005, $8.4 million in each of 2006 through 2009, and $6.3 million in 2010. The table above reflects these transactions.

(2)
In the normal course of business, we enter into operating leases for the lease of property and equipment. Some lease agreements provide us with the option to renew the lease or purchase the leased property. Our future operating lease obligations would change if we exercised these renewal options or if we entered into additional operating lease agreements. For more information, see Note 7 to the audited consolidated financial statements included in this prospectus.

(3)
Included in raw materials is $1.0 billion for contracts to purchase timber. This includes the obligations related to the long-term supply agreements entered into in February 2005 in connection with the Timberlands Sale. Under these supply contracts, we have the right to cancel or reduce our commitment in the event of a mill curtailment or shutdown. The price for these contracts is set quarterly or semiannually based on regional market prices. These agreements expire on December 31, 2014. Estimates are based on contract terms or first quarter 2005 pricing. These obligations are subject to change based on, among other things, the effect of governmental laws and regulations, our manufacturing operations not operating in the normal course of business, timber availability and the status of environmental appeals. Except for deposits required pursuant to wood supply contracts, these obligations are not recorded in our financial statements until contract payment terms take effect.

(4)
We enter into utility contracts for the purchase of electricity and natural gas. We also purchase these services under utility tariffs. The contractual and tariff arrangements include multiple-year commitments and minimum annual purchase requirements. Our payment obligations were valued at prices in effect on December 31, 2004, or contract terms, if available. These obligations represent the face value of the contracts and do not consider resale value, as we use the energy to manufacture our products.

(5)
Compensation and benefits include $114.4 million for pensions, $19.1 million for postretirement benefits other than pensions and $0.1 million for employee deferred compensation.

(6)
A hardwood pulp contract that existed at the end of 2004 at our Jackson, Alabama, paper mill expired on March 31, 2005, and was replaced by a new contract that expires in September 2008. Under this contract, we will make purchases in an aggregate amount of $100.7 million, of which $23.0 million is expected to be made in the remainder of 2005, $30.9 million in 2006, $31.2 million in 2007 and $15.6 million in 2008. These amounts are included in the contractual obligations table. However, in the event of the shutdown of the smaller paper machine at the Jackson mill, our purchase obligations under this contract would be reduced.

          In addition to the contractual obligations quantified in the table above, we have other obligations for goods and services and raw materials entered into in the normal course of business. We expect to make tax distributions to our equityholders equal to 38.9% of our taxable income with respect to periods prior to our conversion to a corporation. Furthermore, pursuant to our additional consideration agreement between us and OfficeMax, we may be required to make substantial cash payments to, or receive substantial cash payments from, OfficeMax. Under the additional consideration agreement, the purchase price may be adjusted upward or downward based on paper prices during the six years following the closing date, subject to annual and aggregate caps. Neither party will be obligated to make a payment under the additional consideration agreement in excess of $45 million in any one year. Payments are also subject to an aggregate cap of $125 million that declines to $115 million in the fifth year and $105 million in the sixth year.

          The Series A common units issued to OfficeMax in connection with the Acquisition accrued dividends daily at a rate of 8% per annum on the holder's capital contributions (net of any distributions previously received by such holder) plus any accumulated dividends. Accrued and unpaid dividends accumulate on the Series A common units on June 30 and December 31 of each year. At December 31, 2004 and March 31, 2005, $0.5 million and $1.2 million, respectively, of dividends were recorded in Class A equity units in our balance sheet.

  Off-Balance-Sheet Activities

          At March 31, 2005, we did not have any off-balance-sheet arrangements with unconsolidated entities.

          In the predecessor periods presented, Boise Forest Products Operations participated in OfficeMax's receivable sales program. This program consisted of selling fractional ownership interests in a defined pool of accounts receivable. The sales program was accounted for under Statement of Financial Accounting Standards, or SFAS, No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. Our predecessor entered into this program to provide funding at rates favorable to other borrowing arrangements. Under this program, OfficeMax sold substantially all of its domestic trade accounts receivable on a revolving basis to a fully consolidated, wholly owned subsidiary. The subsidiary in turn sold a fractional ownership interest in the receivables to affiliates of two banks. Based on the terms of the sale, OfficeMax recorded the sales as true sales and not as loans secured by the receivables. At October 28, 2004, no sold accounts receivable were excluded from receivables, compared with $148.8 million and $105.4 million at December 31, 2003 and 2002, respectively. The portion of fractional ownership interest our predecessor retained is included in receivables on our balance sheet. A portion of the retained interest is subordinate to the interests of the bank affiliates, providing them credit support if the receivables become uncollectible. The anticipated impact of the credit support is reflected in the allowance for uncollectible receivables. The proceeds available under this program could be reduced, based on the level of eligible receivables, restrictions on the concentrations of receivables and the historical performance of the receivables. Costs under this program vary based on changes in interest rates. Costs incurred related to Boise Forest Products Operations totaled $2.2 million, $1.9 million, and $2.3 million for the period January 1 through October 28, 2004, and for the years ended December 31, 2003 and 2002, respectively.

          In anticipation of the Acquisition, during the third quarter of 2004, OfficeMax stopped selling receivables related to Boise Forest Products Operations' businesses. We do not currently participate in a receivable sales program. Compared with the predecessor period financial statements, not participating in a securitization program may increase interest expense, assets and liabilities.

  Guarantees

          See Note 17 to our audited consolidated financial statements and Note 13 to our unaudited consolidated financial statements, in each case included in this prospectus for a description of our guarantees and the nature of our guarantees, including the approximate terms of the guarantees, how the guarantees arose, the events or circumstances that would require us to perform under the guarantees and the maximum potential undiscounted amounts of future payments we could be required to make.

  Inflationary and Seasonal Influences

          We believe inflation has not had a material effect on our financial condition or results of operations. However, there can be no assurance that we will not be affected by inflation in the future. Seasonal changes in levels of building activity affect our building products businesses, and we typically have higher sales and working capital in the second and third quarters. In addition, cold weather may affect our operating costs (including energy) at our manufacturing facilities.

  Disclosures of Financial Market Risks

          At December 31, 2004, the estimated current market value of our debt, based on then-current interest rates for similar obligations with like maturities, was approximately $9.7 million more than the amount of debt reported on our balance sheet. The estimated fair values of our other financial instruments, cash and cash equivalents and receivables are the same as their carrying values. During 2004, $534.8 million, or 9%, and during the three months ended March 31, 2005, $150.3 million, or 10%, of our total sales were to OfficeMax, which represents a concentration in the volume of business transacted and the revenue generated from these transactions. Apart from these sales, concentration of credit risks with respect to trade receivables is limited due to the wide variety of customers and channels to and through which our products are sold, as well as their dispersion across many geographic areas.

          Changes in interest and currency rates expose the company to financial market risk. We occasionally use derivative financial instruments, such as interest rate swaps, rate hedge agreements, forward purchase contracts and forward exchange contracts, to hedge underlying debt obligations or anticipated transactions. We do not use them for trading purposes. For qualifying interest hedges, the interest rate differential is reflected as an adjustment to interest expense over the life of the swap or underlying debt.

          Our obligations under our senior credit facilities and senior floating rate notes expose us to changes in short-term interest rates because interest rates on this debt are variable. In November 2004, we entered into four interest rate swaps with a total notional amount of $550 million to hedge our exposure to interest rate fluctuations associated with our Tranche B term loan. The swaps on $300 million of our Tranche B term loan were fixed at an average pay rate of 3.3% and expire in December 2007, while the swaps on $250 million of the loan were fixed at an average pay rate of 3.5% and expire in December 2008. We also entered into two 3.7% interest rate swaps with an aggregate notional amount of $250 million to hedge the exposure to floating rate interest rate risks associated with our senior floating rate notes. These swaps expire in October 2009. All of the swaps were designated as cash flow hedges. Accordingly, changes in the fair value of the swaps, net of taxes, were recorded in Series B equity units and reclassified to interest expense, as interest expense was recognized on the LIBOR-based debt. Amounts reclassified in the period October 29 through December 31, 2004 increased interest expense by $1.8 million. Assuming no change in interest rates, $1.7 million would be reclassified in 2005. Ineffectiveness related to these hedges was not significant. The interest rate swaps we entered into to hedge our exposure to interest rate fluctuations associated with our Tranche B term loan could no longer be treated as hedges as of March 31, 2005 due to our decision to pursue an amendment and restatement of our senior credit facilities. As a result, the fair value of the interest rate swaps at March 31, 2005, which under hedge accounting was recorded in Series B equity units on our balance sheet to be amortized against future interest expense, was immediately recognized in income. On April 28, 2005, these interest rate swaps were redesignated as hedges of the cash flow risk from the LIBOR-based variable interest payments on the term loans borrowed under our senior credit facilities. As a result of the accounting treatment of these hedges, we recognized $15.2 million of non-cash income in the first quarter of 2005 and will recognize $5.3 million of non-cash expense in the second quarter of 2005. The $9.9 million of net income recognized during these periods will result in higher interest expense over the remaining life of the interest rate swaps.

          As described in Note 11 to our audited consolidated financial statements and Note 9 to our unaudited consolidated financial statements, in each case included in this prospectus, in each of the predecessor periods presented, OfficeMax allocated debt and interest costs to us based on our average asset balances. OfficeMax occasionally used derivative financial instruments, such as interest rate swaps, rate hedge agreements and forward exchange contracts, to hedge underlying debt obligations or anticipated transactions. The effects of these financial instruments are not included in the predecessor financial statements other than through OfficeMax's allocations to us.

          The table below provides information as of December 31, 2004 about our financial instruments that are sensitive to changes in interest rates or utility indexes. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. For obligations with variable interest rates and sensitivity to energy market risk, the table sets forth payout amounts based on current rates and does not attempt to project future rates. Other instruments subject to market risk, such as obligations for pension plans and other postretirement benefits, are not reflected in the table.

  Financial Instruments

									Predecessor
							2004		2003
	2005	2006	2007	2008	2009	There -after	Total	Fair Value	Total	Fair Value
	(dollars in millions)
Debt
Short-term borrowings	$—	$—	$—	$—	$—	$—	$—	$—	$2.9	$2.9
Average interest rates	—	—	—	—	—	—	—	—	—	—
Long-term debt
Fixed-rate debt payments	$—	$—	$—	$—	$—	$400.0	$400.0	$409.7	$1,042.5	$1,074.9
Average interest rates	—	—	—	—	—	7.1%	7.1%	—	7.3%	—
Variable-rate debt payments(1)	$13.3	$13.3	$13.3	$13.3	$13.3	$1,513.5	$1,580.0	$1,580.0	$225.9	$225.9
Average interest rates(2)	4.7%	4.7%	4.7%	4.7%	4.7%	4.7%	4.7%	—	3.3%	—
Interest rate swaps
Notional principal amount of interest rate exchange agreements maturing
Variable to fixed	$—	$—	$300.0	$250.0	$250.0	$—	$800.0	$6.3	$—	$—
Average pay rate	—	—	3.3%	3.5%	3.7%	—	3.5%	—	—	—
Average receive rate	—	—	2.4%	2.4%	2.2%	—	2.3%	—	—	—
Energy swaps	$—	$—	$—	$—	$—	$—	$—	$—	$1.4	$1.4

(1)
These borrowings are further explained in Note 11 to our audited consolidated financial statements and Note 9 to our unaudited consolidated financial statements, in each case included in this prospectus. The table assumes our long-term debt is held to maturity. However, we amended and restated our senior credit facilities on April 18, 2005 pursuant to which we repaid the remaining balance of our Tranche B term loan in the amount of $918.0 million and entered into a new $840.0 million Tranche D term loan and a $475.0 million revolving credit facility. The Tranche D term loan provides for scheduled payments of approximately $6.3 million in 2005, $8.4 million in each of 2006 through 2009 and $6.3 million in 2010. The Tranche D term loan will mature on October 28, 2011. Additionally, concurrent with the Timberlands Sale, we incurred a $264.8 million related-party loan from Boise Land & Timber Corp., which will be repaid with a portion of the proceeds of this offering. The table above does not reflect these transactions.

(2)
Does not include the effect of interest rate swaps.

  Environmental

          Our businesses are subject to a wide range of general and industry-specific environmental laws and regulations. In particular, we are affected by laws and regulations covering air emissions, wastewater discharges, solid and hazardous waste management and site remediation. Compliance with these laws and regulations is a significant factor in the operation of our businesses. We believe that we have created a corporate culture of strong compliance by taking a conservative approach to environmental issues in order to assure that we are operating well within the bounds of regulatory requirements. However, we cannot assure you that we will at all times be in full compliance with environmental requirements, and we cannot assure you that we will not incur fines and penalties in the future.

          In 2002, OfficeMax entered into a consent decree with the Environmental Protection Agency, or EPA, to settle alleged air permit violations at eight of the plywood and particleboard manufacturing facilities that we now own. The EPA alleged these plants failed to obtain New Source

Review air permits. The final installation of control equipment required under the Consent Decree was completed in April 2005.

          We incur substantial capital and operating expenditures to comply with federal, state and local environmental laws and regulations. Failure to comply with these laws and regulations could result in civil or criminal fines or penalties or in enforcement actions. Our failure to comply could also result in governmental or judicial orders that stop or interrupt our operations or require us to take corrective measures, install additional pollution control equipment or take other remedial actions. During 2004, we made approximately $8 million in capital expenditures to comply with environmental requirements. We anticipate capital expenditures of approximately $18 million in 2005 to comply with environmental requirements, and we expect to spend similar or greater amounts on environmental capital expenditures in the years ahead.

          In 2004, the EPA promulgated rules to control air toxics emissions from wood and panel plants and industrial boilers. Compliance with these rules is required in 2007. The rules will require capital spending at our wood panel plants and paper mills. We are currently evaluating the rules and the amount of capital spending that will be required to comply with them. We expect capital spending on these projects to range from $13 million to $37 million for the period from 2005 to 2007. This range will be refined as mills develop their detailed compliance strategies.

          As an owner and operator of real estate, we may be liable under environmental laws for the cleanup of past and present spills and releases of hazardous or toxic substances on or from our properties and operations. We can be found liable under these laws if we knew of, or were responsible for, the presence of such substances. In some cases, this liability may exceed the value of the property itself.

          Some of our properties have been the subject of investigation or cleanup in connection with environmental contamination. In 2001, the EPA and the Oregon Department of Environmental Quality began an investigation at our paper mill in St. Helens, Oregon. The investigation is being conducted under Oregon's Voluntary Cleanup Program. The investigation has focused on polychlorinated biphenyls, pentachlorophenol, volatile and semi-volatile organic compounds, dioxins and heavy metals. Although we cannot assure you regarding the outcome of this investigation, based on current information, we do not expect it to result in material liabilities. Given that the investigation concerns hazardous substance releases that occurred prior to closing of the Acquisition, OfficeMax retained responsibility for this matter pursuant to the asset purchase agreement, as described below.

          OfficeMax retains responsibility for environmental liabilities incurred with respect to businesses, facilities and other assets not purchased by us in connection with the Acquisition, and indemnifies us for hazardous substance releases and other environmental regulatory violations related to our business that occurred prior to the closing of the Acquisition or arise out of pre-closing operations. However, OfficeMax may not have sufficient funds to satisfy in full its indemnification obligations when required, and, in some cases, we may not be entitled to indemnification under the asset purchase agreement.

Critical Accounting Estimates

          Critical accounting estimates as those that are most important to the portrayal of our financial condition and results. These estimates require management's most difficult, subjective, or complex judgments, often as a result of the need to estimate matters that are inherently uncertain. We reviewed the development, selection and disclosure of the following critical accounting estimates with our board of directors. Our current critical accounting estimates are as follows:

  Purchase Price Allocation

          On October 29, 2004, we acquired the paper, forest products and timberland assets of OfficeMax. We accounted for the business combination under the purchase method of accounting in accordance with SFAS No. 141, Business Combinations, and allocated the assets acquired and liabilities assumed based on their estimated fair values at the acquisition date. The determination of the fair values of the assets acquired and liabilities assumed, as well as associated asset useful lives, required management to make estimates. Estimated fair values were derived through consideration and application of standard valuation approaches and techniques.

          We estimated the value of property, plant and equipment assets based on the application of either a cost, market or income approach. Under the cost approach, replacement cost new was estimated and then adjusted for depreciation due to physical, functional and economic obsolescence. The market approach derived value was based on an analysis of comparable asset sale information. The income approach derived value was based on the forecasted cash flow potential of the asset. We estimated the fair value of the trade names and trademarks and technology based on the application of the income approach. The critical assumptions involved with valuing the trade names and trademarks and technology were the expected revenue and cash flow levels anticipated over the assets' expected lives and the risk profile of the assets. The fair value of the customer relationships was based on the application of the cost approach. The critical assumptions involved with valuing the customer relationships were associated with estimating the costs required to replicate these assets to their current condition.

          Liabilities subjective in nature primarily include estimates of costs to restructure the operations of the acquired company. We have not completed our restructuring plans for the acquired company. In accordance with the provision of EITF 95-3, Recognition of Liabilities in Connection With a Purchase Business Combination, restructuring activities in connection with the Acquisition will increase goodwill. We have one year from the acquisition date to develop our restructuring plans and adjust for changes in estimates of the fair value of assets acquired and liabilities assumed. The initial purchase price allocations may be adjusted within one year of the date of the Acquisition for changes in estimates of the fair value of assets acquired and liabilities assumed. We have not completed the assessment of the fair value of our fiber farms and may allocate a higher portion of the purchase price to those assets. An increase in those values would reduce goodwill.

          The purchase price may also be adjusted upward or downward based on paper sales prices during the six years following the closing date pursuant to the additional consideration agreement. Over that period, we could pay OfficeMax a maximum aggregate amount of $125.0 million, or OfficeMax could pay us a maximum aggregate amount of $125.0 million, in each case net of payments received. The purchase price allocation does not include the effect, if any, of this contingent consideration.

          Due to the numerous variables associated with our judgments and assumptions relating to the valuation of the assets acquired and liabilities assumed, both the precision and reliability of the resulting estimates are subject to uncertainty.

  Valuation of Management Equity Units

          We account for awards granted under our management equity agreement in accordance with SFAS No. 123 (revised 2004), Share Based Payment. On December 10, 2004, key managers purchased 18.6 million Series B common units in FPH at $1.00 per unit, which was more than the estimated fair value on the date of purchase of $0.99 per unit. Managers who purchased Series B common units received a grant of 35.6 million Series C common units (profit interests) that represent the right to participate in profits after capital is returned to the holders of the FPH Series B common units. The Series C common units had no value to the holder on the date of grant and will have no value to the holder until the equity value appreciates above a specified level. Generally, the Series B common units held by management and 50% of the Series C common units vest 20% at the end of each year through 2009. Upon either the sale of the company (as defined in the agreement) or an initial public offering, all of the Series B common units will vest. In addition, of the one-half of the Series C common units that vest solely based on time served as an employee, those that were scheduled to vest within two years will vest. The other 50% of the Series C common units vest at the end of 2009 if specific criteria tied to internal rates of return are met. The vesting schedules are shortened for managers who were at least 60 years old as of December 31, 2004, so that the units fully vest by December 31 of the year in which the manager reaches age 65 and at least two vesting periods have been met. Compensation expense attributable to these equity awards by FPH is required to be reflected in our operating results. We did not recognize compensation expense for the Series B common units on the date of grant because the purchase price paid by management was equal to or more than the fair value of the units. The Series C common units are accounted for as restricted stock. We will accrue compensation expense over the vesting periods for the Series C common units based on the fair value on the date of the grant. We determined the fair value on the date of grant of the Series C common units that vest over time to be approximately $8.2 million, or an average $0.46 per unit. We determined the fair value on the date of grant of the Series C common units that vest based on internal rates of return to be approximately $4.2 million, or an average of $0.24 per unit.

          The determination of the fair values of the common units is complex, requiring the use of valuation professionals, and represents a critical accounting estimate. Due to time constraints at the time of issuance in December 2004, we did not perform a contemporaneous valuation as of the date of grant or purchase. We obtained a retrospective valuation as soon as practicable in the first quarter following the grant date.

          Series B Common Units.    The determination of the fair value of the common units purchased by management required a determination of our enterprise value. The purchase price for the Acquisition, which was determined on an arms-length basis following extensive negotiations between Madison Dearborn and OfficeMax and their respective financial advisors and was the culmination of a sales process conducted by OfficeMax over several months involving numerous potential buyers for all or a portion of the sold businesses, represented the best evidence of the fair market value of our businesses at the time of the Acquisition. Since the Acquisition occurred only 42 days prior to management's purchase of Series B common units and the grant to management of Series C common units, the enterprise value indicated by the purchase price for the Acquisition was the primary factor considered in determining our enterprise value for the purpose of valuing management's equity units. We considered whether any adjustment to the value of the Series B common units as implied in the Acquisition was warranted using a form of income approach, known as discounted cash flow analysis, and a market approach, which used an event analysis and a trend analysis.

          The discounted cash flow analysis incorporated Madison Dearborn's expectation of our future performance and applied a weighted average cost of capital of 10.5%. Madison Dearborn's expectations as to our future performance were based on certain assumptions relating to product sale prices, sales volume, product mix and costs and expenses with respect to each of our operating segments. Madison Dearborn's projections were prepared for its own use in connection with the Acquisition, and the assumptions that underlie such projections are inherently uncertain and are subject to change based on changing market conditions. These assumptions involved judgments with respect to future economic, competitive and market conditions, all of which are difficult or impossible to predict accurately and many of which are outside our control. The assumptions set forth below were the assumptions used by Madison Dearborn at the time of the Acquisition and have not been updated or revised to reflect changes in our expected future performance as a result of current market conditions or recent initiatives implemented by our new senior management team since the completion of the Acquisition. As a result, many of the assumptions set forth below may no longer be accurate or the current view of Madison Dearborn or Boise Holdings. All of the assumptions set forth below were "forward-looking statements," and our actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, we can give no assurances that any of the events anticipated by the forward-looking statements will occur or, if any of them do, what impact they will have on our results of operations or financial condition. In view of these uncertainties, investors are cautioned not to place undue reliance on these forward-looking statements. We note that RISI has published more recent pricing forecasts than the June 2004 forecast used by Madison Dearborn and described below.

          The pricing assumptions used by Madison Dearborn for our key product areas were derived from RISI's June 2004 price forecast, with adjustments for the historical difference between the net selling prices for our key products compared to the specific RISI benchmark products. The other significant assumptions used by Madison Dearborn for each of our operating segments are set forth below:

          Paper.    The key drivers of financial performance in our Paper segment are product prices, sales volumes and raw material costs. Based on the June 2004 RISI price forecast, average selling prices for uncoated freesheet product papers were assumed to continue to increase in 2005, fall modestly in 2006 and 2007 as a result of a forecasted recession, and then recover again in 2008. Madison Dearborn forecasted our value-added paper sales volumes to grow at an average annual rate of approximately 5% and our commodity paper sales volumes to grow by approximately 1% annually, reflecting a continued focus on improving our sales mix.

          Purchased wood fiber and pulp costs were based on the June 2004 RISI forecast. Wood fiber costs were projected to increase for the volumes sourced from the timberlands operations, reflecting an expected increase in fiber procurement costs if the timberlands were sold to a third-party. Madison Dearborn's projection assumed that the timberlands operations would be sold in equal increments over a three-year period beginning in 2006. Other significant raw material costs were projected to increase 3% annually over the projection period.

          Packaging & Newsprint.    The key drivers of financial performance in our Packaging & Newsprint segment are product prices, sales volumes and raw material costs. Based on the June 2004 RISI price forecast, average selling prices for linerboard and newsprint were expected to continue to increase during 2005, fall during 2006 and 2007, and recover again in 2008. Annual sales volume growth in this segment was projected at slightly less than 1%. Raw material cost assumptions were consistent with those described for our Paper segment.

          Wood Products.    The key drivers of financial performance in our Wood Products segment are product prices, sales volumes and raw material costs. Price forecasts for EWP, plywood, lumber and particleboard were based on the June 2004 RISI forecasts. The price projections, particularly for plywood and lumber, reflected an anticipated slowdown in the homebuilding market relative to the levels experienced in 2004. Product selling prices were projected to fall in 2005 and 2006, with a recovery in 2007 and 2008. EWP sales volumes were assumed to grow at approximately 5% annually over the projection period, with other product sales volumes essentially flat compared with 2004. Raw material cost assumptions were consistent with those described for our Paper segment.

          Building Materials Distribution.    The key drivers of financial performance in our Building Materials Distribution segment are sales volumes and gross margins. Revenue for 2005 in this segment was assumed to decline by approximately 20% from the record levels experienced in 2004. This was based on an assumption of a slowdown in the homebuilding market and lower prices for commodity wood products. For 2006 through 2008, Madison Dearborn forecasted growth in EWP sales in this segment of 5% annually, with general line and commodity product sales growing at annual rates of 3% and 1%, respectively. The forecast did not assume any new facilities. Gross margins on sales were assumed to decline modestly from 2004 to 2005 for EWP and commodity products and then remain level through the forecast period. Gross margins for general line products were assumed to increase modestly in 2005 and remain flat thereafter.

          A market approach considering an event analysis and a trend analysis was also considered in the valuation of the Series B common units purchased by management. The event analysis consisted of analyzing the effect of significant events on us and eleven comparable publicly-traded companies between the date of the Acquisition and the date of management's purchase of Series B common units. Significant events affecting the comparable companies included earnings announcements, changed outlooks on earnings or demand estimates and announcements of restructuring and new supply agreements. In contrast, the only significant event affecting us during the period was the availability of the financial results for the one-month period between the date of the Acquisition and the date of the purchase by management of the Series B common units. Since we were not affected by the types of significant events affecting comparable companies, the valuation also considered the general stock price movement for the comparable companies. The median equity price appreciation for the comparable companies over the relevant period was an increase of between 5% and 6%. Furthermore, we considered how returns on our equity compared, after adjusting for leverage, to the returns on equity of the comparable companies. Adjusting for the significant events affecting the comparable companies but not us, our leverage adjusted returns were similar to the industry return. The results of the event analysis indicated no significant departures in events and a slight upward movement in industry returns. Therefore, a 5% increase in our equity value, or an indicated value of $1.05 per Series B common unit, was used.

          The trend analysis identified key financial indicators of value of the Series B common units on the date of the Acquisition compared with similar indicators on the date of management's purchase of the Series B common units. As part of this trend analysis, an implied EBITDA multiple for the Acquisition was calculated based on the purchase price for the Acquisition and trailing twelve months EBITDA as of the closing date of the Acquisition. This implied EBITDA multiple was applied to the trailing twelve months EBITDA as of the purchase date of management's Series B common units. The trailing twelve months EBITDA increased approximately $28 million between the closing date of the Acquisition and the date of management's purchase of Series B common units. The trend analysis indicated an upward movement in the equity value of management's Series B common units and resulted in a valuation of $1.23 per Series B common unit.

          The outcomes of the discounted cash flow analysis, the event analysis and the trend analysis were given equal consideration. This resulted in an average value indication of $1.10 per unit for the Series B common units. A 10% discount for lack of marketability was applied to management's Series B common units based upon a consideration of specific liquidity factors, including transfer restrictions imposed by the operating agreement, the lack of an active market for the units, and the limited circumstances in which the Company is required to redeem the units for cash. After application of the discount, the value per unit of management's Series B common units was estimated to be $0.99 per unit on the date of purchase.

          Series C Common Units.    The fair value of the Series C common units as of the grant date was estimated by analyzing the possible future events for our Company, the paths to liquidity for the holders of the Series C common units and how these paths may affect the valuation of the

Series C common units. These possible future events included a sale of the Company, an initial public offering and remaining a private company. We estimated probabilities of these events occurring based on the Company's strategies as of the grant date. Those strategies did not specifically consider this offering, as we had not commenced our efforts on this offering until late January 2005. We assigned probabilities to these events for the remainder of 2004 and years 2005 through 2009, the vesting period for the Series C common units, and the assigned likelihood varied by year, with a higher probability of being sold or becoming a public company in later years. For example, in 2005 we assigned probabilities of 10% to being sold, 15% to becoming a public company and 75% to remaining a private company. In 2007, we assigned probabilities of 30% to being sold, 45% to becoming a public company and 25% to remaining a private company. In 2009, we assigned probabilities of 40% to being sold, 45% to becoming a public company and 15% to remaining a private company. A decision tree analysis that incorporated these event outcomes and the likelihood of their occurrences was created. Payoffs to the holders of the Series C common units were constructed at each event outcome on the decision tree. Based on this framework, a simulation analysis was run to arrive at the fair values of the Series C common units.

          SFAS 123 (revised 2004) requires different valuation calculations for equity grants that have a service condition and equity grants that have a market condition. The 50% of the Series C common units that vest over time are "service condition" awards. Under the requirements of SFAS 123 (revised 2004), the fair value of these awards is measured assuming that all conditions have been met, or as if they were fully vested on grant date. Compensation expense is recognized over the vesting period and adjusted if the service condition is not met. We determined the fair value on the date of grant of the Series C common units that vest over time to be approximately $8.2 million, or an average of $0.46 per unit. The vesting period and compensation expense recognition for these awards accelerates in the event of a public offering, which will result in a $4.0 million charge to compensation expense upon completion of this offering.

          The 50% of the Series C common units that vest based on internal rates of return are "market condition" grants under the requirements of SFAS 123 (revised 2004). The standard requires that the valuation of market condition awards considers the likelihood that the market condition will be satisfied rather than assuming that the award is vested on the award date. Because the internal rate of return represents a more difficult threshold to meet before payout, with greater uncertainty that the market condition will be satisfied, these awards have a lower fair value than those that vest based solely on the passage of time. However, compensation expense is required to be recognized under SFAS 123 (revised 2004) for an award regardless of when, if ever, the market condition is satisfied. We determined the fair value on the date of grant of the Series C common units that vest based on internal rates of return to be approximately $4.2 million, or an average of $0.24 per unit. Vesting of the 50% of the Series C common units that vest based on internal rates of return is not accelerated as a result of an initial public offering.

          Assuming an initial public offering price of $25.00 per share (the midpoint of the range set forth on the cover page of the prospectus), the Series B common units sold to management would have an implied value per unit of approximately $2.76 and the Series C common units issued to management would have an implied value per unit of approximately $1.76 (in each case, including all dividends to be received by FPH in connection with this offering). We believe several factors have contributed to the increase in value of the Series B common units and Series C common units since December 2004. First, our results of operations during the first quarter of 2005 have been positively impacted by the continued strength in wood products and building material distribution markets and improving conditions in the paper, packaging and newsprint markets. As a result, our projected operating results for 2005 have increased from our expectations in the latter part of 2004. In addition to favorable market conditions, we believe our expected operating results for 2005 have further improved due to the operational enhancements and cost reductions identified by our new management in the course of their in-depth business review completed after the purchase of management's Series B common units. See "Business—Our Strategy."

          One of the factors being considered in establishing our initial public offering price is our projected EBITDA for 2005, and, in that regard, our current projected EBITDA for 2005 is slightly higher than our projected EBITDA for 2005 as of the time of the December 2004 units sale. In addition, our equity value has increased due to a decrease in our net debt by approximately $144.0 million and will further increase as a result of the expected redemption of OfficeMax's Series A preferred stock, which is expected to have a liquidation value, including accrued and unpaid dividends through the closing date, of approximately $38.0 million, using the net proceeds from this offering. Most importantly, the 2005 EBITDA multiple being used to determine our enterprise value for this offering is approximately 30% higher than the 2005 EBITDA multiple implied in the valuation relating to the December 2004 units sale (pro forma for the sale of the timberlands operations).

          We believe there are several factors that account for the difference in the EBITDA multiple being used in establishing the initial public offering price of the Class A common stock in this offering as compared to the one implied in the December 2004 valuation of the Series B common units. See "Underwriting" for a discussion of the factors that will be considered by the representatives of the underwriters in determining our initial public offering price. In general, we believe that our future earnings prospects have improved since December 2004 as a result of the successful integration of our new senior management team along with our revised business strategy and implementation of operating improvements. In addition, the successful completion of the Timberlands Sale in February 2005 and the resulting reduction of indebtedness has significantly reduced our overall risk profile.

  Pensions

          During the predecessor periods, most of Boise Forest Products Operations employees, along with some other employees of OfficeMax, participated in OfficeMax's defined benefit pension plans, and were treated as participants in multiemployer plans. Accordingly, there are no assets or liabilities related to defined benefit pension plans in the predecessor balance sheet. Our predecessor did, however, incur costs associated with the employees who participated in OfficeMax's plans in the statements of income (loss). During the three months ended March 31, 2005 and March 31, 2004, we incurred $6.7 million and $21.7 million of pension expenses, respectively. For the periods October 29 through December 31, 2004, and January 1 through October 28, 2004, and the years ended December 31, 2003 and 2002, pension expense was $2.6 million, $60.9 million, $52.9 million and $19.2 million, respectively. In connection with the Acquisition, OfficeMax transferred to us the portion of the pension plan liability that was attributable to active employees who became employed by us immediately following the Acquisition. Pension assets transferred by OfficeMax were sufficient to fund our accumulated benefit obligation at a 6.25% discount rate. At December 31, 2004, our balance sheet reflected a projected benefit obligation of $114.4 million, assuming a 5.75% discount rate and a 4.25% rate of compensation increase. Under the terms of the Acquisition, OfficeMax also retained all pension costs related to employees who retired or were terminated on or before July 31, 2004, all postretirement benefits costs related to employees who retired or were terminated before the Acquisition, and all pension and postretirement benefit costs related to active OfficeMax employees. As a result, we expect that our annual pension expense going forward will be less than amounts included in our predecessor's financial statements.

          We account for pension expense in accordance with SFAS No. 87, Employer's Accounting for Pensions. This statement requires us to calculate pension expense and liabilities using actuarial assumptions, including a discount rate assumption and a long-term asset return assumption. We base our discount rate assumption on the rates of return on high-quality bonds currently available and expected to be available during the period to maturity of the pension benefits. We base our long-term asset return assumption on the average rate of earnings expected on invested funds. We believe that the accounting estimate related to pensions is a critical accounting estimate because it is highly susceptible to change from period to period, based on the performance of plan assets, actuarial valuations and changes in interest rates, and the effect on our financial position and results of operations could be material. The estimate for pensions is a critical accounting estimate for all of our segments.

          Our discount rate assumption was 5.75% for the period October 29 through December 31, 2004, and 6.25% for the predecessor period January 1 through October 28, 2004, and our long-term asset return assumption was 7.25% and 8.25%, respectively. Using these assumptions, our 2004 pension expense was $63.5 million, compared with $52.9 million and $19.2 million of expense in 2003 and 2002. If we had used a 6.0% estimated discount rate and a 7.75% expected return on plan assets during all of 2004, our 2004 pension expense would have been $67.8 million, and net income would have decreased approximately $4.3 million.

          For 2005, our discount rate assumption is 5.75%, and our expected return on plan assets is 7.25%. Using these assumptions, we estimate that our 2005 pension expense will be approximately $28.7 million. If we were to decrease our estimated discount rate assumption to 5.5% and our expected return on plan assets to 7.0%, our 2005 pension expense would be approximately $31.0 million. If we were to increase our discount rate assumption to 6.0% and our expected return on plan assets to 7.5%, our 2005 pension expense would be approximately $27 million.

          In 2005, there is no required minimum contribution to our pension plans. However, we may make voluntary contributions.

  Long-Lived Asset Impairment

          We account for the impairment of long-lived assets in all of our segments in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. An impairment of a long-lived asset exists when the carrying value of an asset exceeds its fair value and when the carrying value is not recoverable through future operations. We review the carrying value of long-lived assets for impairment when events or changes in circumstances indicate that the carrying amount of assets may not be recoverable.

          Long-lived asset impairment is a critical accounting estimate, as it is susceptible to change from period to period. To estimate whether the carrying value of an asset or asset group is impaired, we estimate the cash flows that could be generated under a range of possible outcomes, and we estimate the likelihood of possible outcomes. To measure future cash flows, we are required to make assumptions about future production volumes, future product pricing and future expenses to be incurred. In addition, estimates of future cash flows may change based on the availability of timber, environmental requirements, capital spending and other strategic management decisions. We estimate the fair value of an asset or asset group based on quoted market prices (the amount for which the asset(s) could be bought or sold in a current transaction with a third party) when available. When quoted market prices are not available, we use a discounted cash flow model to estimate fair value.

          Due to the numerous variables associated with our judgments and assumptions relating to the valuation of assets and the effects of changes in circumstances (timber availability, environmental requirements, capital spending and other management decisions) on these valuations, both the precision and reliability of our estimates are subject to uncertainty. As additional information becomes known, we may change our estimates.

INDUSTRY

          The paper and forest products industry is capital intensive and highly cyclical. The North American industry is mature, and long-term demand and financial performance tend to correlate with changes in U.S. gross domestic product. Over the last several years, the industry has seen significant consolidation and disciplined capital management, resulting in improving industry fundamentals, as described below.

Paper

          We compete in the uncoated paper segment of the paper industry. According to RISI, uncoated free sheet accounted for approximately 12% of all paper and paperboard production in North America in 2004. Uncoated free sheet is uncoated white paper primarily produced from bleached hardwood chemical pulp. End uses for uncoated free sheet include cut-size office paper, commercial printing paper, business forms and envelopes and a wide range of value-added grades. Value-added grades include bright and colored cut-size office papers and specialty papers such as label and release, security and other custom applications.

          According to RISI, North America is the world's largest consumer of uncoated free sheet, with production capacity of approximately 15.4 million tons in 2004. Historically, demand for uncoated free sheet, like demand for paper products generally, has correlated positively with general economic activity. In addition, demand for cut-size office paper, which, according to RISI, comprised approximately 42% of U.S. uncoated free sheet production in 2004, fluctuated historically with white-collar employment. In recent years, demand for uncoated free sheet has been negatively impacted by the global economic downturn and the increased use of electronic transmission and document storage alternatives. In response, North American uncoated free sheet capacity declined from 2000 through 2004 by approximately 1.5 million tons, according to RISI. Consolidation has played a major role in capacity rationalization, enabling companies to reallocate production more efficiently by closing higher-cost facilities. The four largest producers of uncoated free sheet in North America comprised approximately 68% of the North American uncoated free sheet market in 2003, according to the 2003-2004 Pulp & Paper Global Fact & Price Book, compared to approximately 44% in 1997, according to Pulp & Paper 1998.

          Recent economic improvements have increased demand for uncoated free sheet and, combined with the reduction in North American uncoated free sheet capacity and the negative impact the weak U.S. dollar has had on imports, led to an improvement in uncoated free sheet prices. According to RISI, the price of 20 lb. copy paper, a benchmark grade of uncoated free sheet, increased from $730 per ton in December 2003 to $825 per ton in April 2005, or 13%. While we and other manufacturers have recently announced price increases for our uncoated free sheet products, we cannot assure you that such price increases will be accepted by the market.

Packaging & Newsprint

          We compete in the following segments of the packaging and newsprint industries:

  Containerboard and Corrugated Containers

          According to RISI, containerboard accounted for approximately 33% of all paper and paperboard production in North America in 2004. Containerboard, which includes both linerboard and corrugating medium, can be manufactured from virgin or recycled fiber, and is used to make corrugated containers. Linerboard is the material used as the inside and outside facing surfaces in corrugated containers. Corrugating medium is the fluting material that is laminated between linerboard to form sheets that are then printed, cut, folded and glued at converting plants to produce corrugated containers. In 2003, approximately 25% of U.S. containerboard production was exported or sold in the open market to independent corrugated container producers, according to the 2003-2004 Pulp & Paper Global Fact & Price Book. The remaining 75% was sold by integrated producers to their own corrugated container plants. Corrugated containers are used primarily for packaging in the food and beverage, agricultural and durable and non-durable goods industries, and is the most widely used form of packaging for the transportation of manufactured and bulk goods. According to the 2003-2004 Pulp & Paper Global Fact & Price Book, the United States is the world's largest corrugated container producer and, in 2003, accounted for approximately 28% of global production.

          Containerboard and corrugated container demand is influenced by growth in non-durable industrial output and consumer spending, as well as foreign currency exchange rates. During the early part of this decade, the North American containerboard market was adversely affected by overcapacity and reduced economic activity, which negatively impacted prices and resulted in the closure of a number of inefficient production facilities. From 2000 through 2004, according to RISI, approximately 4.8 million tons of North American containerboard capacity were permanently closed or indefinitely idled. The significant consolidation experienced in the containerboard industry in recent years has contributed to this reduction in capacity. The four largest producers of linerboard in North America collectively comprised approximately 59% of the North American market in 2003, according to the 2003-2004 Pulp & Paper Global Fact & Price Book, compared to approximately 38% in 1997, according to Pulp & Paper 1998.

          Industry conditions improved during 2004, as the strengthening economy led to greater box shipments and increased demand for corrugated containers. As a result of the increased demand and reduced capacity, the transaction price of 42 lb. eastern, a benchmark linerboard grade, increased, according to RISI, from $350 per ton in December 2003 to $430 per ton in April 2005, or 23%.

  Newsprint

          According to RISI, newsprint accounted for approximately 13% of all paper and paperboard production in North America in 2004. The primary customers for North American newsprint are daily newspapers, which, according to Conservatree, consumed approximately 80% of North American production. Other uses for newsprint include weekly newspapers, pre-printed newspaper inserts and paperback books. National newsprint consumption by daily newspapers is affected primarily by advertising levels, which correlate positively with economic growth. Demand for newsprint in North America declined approximately 15% between 2000 and 2004, according to RISI, due in part to the growth of online media and substitution towards other uncoated groundwood grades. In response to declining demand, North American producers have permanently closed, indefinitely idled or converted to other groundwood specialties approximately 2.6 million metric tonnes of capacity from 2000 through 2004, according to data provided by RISI. Consolidation has also increased capacity concentration. The four largest producers of newsprint in North America collectively comprised approximately 66% of the North American market in 2003, according to Paperloop, compared to approximately 52% in 1997, according to Pulp & Paper 1998.

          The reduction in capacity has allowed the newsprint industry to effect several price increases during 2004, notwithstanding a decline in demand. According to RISI, the price of 48.8 gram, a benchmark newsprint grade, increased from $515 per metric tonne in December 2003 to $584 per metric tonne in April 2005, or 13%.

Wood Products

          Consumption of wood products and other building materials is primarily driven by new housing starts, which in turn depend on, among other things, demographic trends and interest rates. In recent years, the housing starts have been very strong, in part due to historically low interest rates. According to RISI, the housing starts were 1.94 million units in 2004, 1.85 million units in 2003 and 1.71 million units in 2002, compared to the average of 1.4 million units per year during the 1990s. While the anticipated rise in interest rates is expected to negatively impact the growth in new housing starts, RISI projects that new housing starts will average 1.7 million units per year during the period from 2005 to 2009, driven principally by favorable demographic trends. Demand for wood products and other building materials is also influenced by the size of new homes built, light commercial construction and repair and remodeling activity. In that regard, according to RISI, the average size of new homes is also increasing, with the average square footage of new homes built in 2004 more than 14% greater than of homes constructed in 1990.

          We compete in the EWP and commodity wood product segments of the wood products industry.

  Engineered Wood Products

          EWP consists of LVL, a high-strength engineered lumber often used in beams, and I-joists, a structural support typically used in floors and roofs; and laminated beams. These products are manufactured in a manner that maximizes physical strength and dimensional stability while minimizing the amount of wood used as a raw material. For example, I-joists are an attractive replacement product for solid wide-dimension lumber joists because they have lower installed costs and are generally stronger, straighter and lighter. According to RISI, LVL consumption has increased from about 27.4 million cubic feet in 1995 to 84.9 million cubic feet in 2004, resulting in a compound annual growth rate of 13%. RISI also estimates that I-joist consumption increased from approximately 390 million lineal feet in 1995 to approximately 1.3 billion lineal feet in 2004, representing a compound annual growth rate of 14%.

          In response to the strong demand for EWP, several of EWP manufacturers, including us, have initiated capacity increases. This increase in capacity could create downward pressure on EWP prices.

  Commodity Wood Products

          Commodity wood products include structural panels, lumber and non-structural panels. Structural panels, including plywood and OSB, are used in new residential construction, residential repair and remodeling, and industrial applications such as truck floors, fruit bins and walls. Historically, plywood has been the preferred structural panel, but as OSB quality has improved and production methods have become less expensive, plywood's market share has eroded. We do not manufacture OSB. Lumber is manufactured from both softwoods and hardwoods. Structural softwood lumber is used in framing roofs, walls and floors, and hardwood lumber is used in the production of flooring, furniture and other home furnishings. Non-structural panels, including medium density fiberboard, or MDF, and particleboard, are less sturdy than structural panels, and consequently are used in non-load bearing applications such as furniture, cabinets and bookshelves. We do not manufacture MDF.

          General line products include reinforcement materials, framing accessories, insulation, roofing, brick, stucco, composite decking and other specialty materials. We do not manufacture any general line products.

Building Materials Distribution

          While building products manufacturers may distribute their products directly to home builders, industrial users and retailers, a significant portion of building products is distributed through wholesale distributors in a two-step distribution model. Two-step distributors, such as our Building

Materials Distribution segment, buy building products from manufacturers and sell these products to industrial users and building materials dealers and retailers, who in turn sell these products directly to the ultimate end user. Distributors generally add value by creating flexibility in the supply chain, breaking bulk shipments down into smaller lots, providing product assortment and storage capabilities, performing just-in-time service and providing "one-stop" shopping for a variety of products. Building products may be either manufacturer controlled, like us, or independent. Manufacturer controlled distributors are generally able to capitalize on a stable supply of products.

          National building products distributors have gained market share in recent years due to the significant economies of scale they can employ to better serve their customers. Nationwide distributors have the ability to serve multi-regional accounts, as well as leverage greater purchasing power, a broader offering of products and services, real-time nationwide market intelligence and sophisticated operating systems that offer value-added service to customers. National distributors also provide manufacturers with greater access to sales and distribution resources. Due in large part to significant consolidation among building products retailers and retailers' demand for nationwide service, there is considerable pressure among wholesalers to consolidate. As of 2003, the 150 largest wholesale distributors of building materials had aggregate sales of $50.0 billion, according to Home Channel News, with the top ten accounting for 54% of that total.

          Sales volumes of building materials distributors are influenced by many of the same factors that influence sales volumes of building products manufacturers, including new housing starts and the strength of the repair and remodeling market. The operating results of inventory-carrying distributors also depend on volatility of prices for the underlying products held in inventory.

BUSINESS

Company Overview

          We are a diversified North American paper and forest products company. We conduct our business in the following four operating segments:

  •
  Paper. We are a major producer of uncoated free sheet, including commodity and value-added papers.

  •
  Packaging & Newsprint. We manufacture containerboard and corrugated containers, as well as newsprint.

  •
  Wood Products. We are a leading producer of EWP, plywood and ponderosa pine lumber.

  •
  Building Materials Distribution. We are a leading national inventory-carrying wholesale distributor of a wide range of building materials manufactured by us and by third parties.

          For additional information about the segments in which we operate, see Note 16 to our audited consolidated financial statements and Note 12 to our unaudited consolidated financial statements, in each case included in this prospectus.

          Historically, our paper and building products businesses were operated as business units of OfficeMax, formerly known as Boise Cascade Corporation. On October 29, 2004, shortly after our organization, we acquired these businesses, and the timberlands operations of OfficeMax were acquired by Boise Land & Timber Corp., an entity that is majority-owned by FPH, our majority stockholder, which is in turn controlled by Madison Dearborn. On February 4, 2005, the timberlands operations were sold to an unaffiliated third party for cash, and the net proceeds were used to repay borrowings incurred in connection with these acquisitions. See "Certain Relationships and Related Transactions—The Acquisition" and "—Timberlands Sale."

Our Competitive Strengths

  Leadership in Key Markets

          We are among the industry's largest producers in many of our key product categories, holding what we believe to be strong competitive positions in some of the most attractive market segments within the paper and forest products industry. According to the 2003-2004 Pulp & Paper Global Fact & Price Book, we are the fourth-largest manufacturer of uncoated free sheet in North America, with annual production capacity of approximately 1.6 million tons and market share of approximately 10% in 2003. We are the second-largest manufacturer of EWP in North America, with an estimated market share of approximately 20% in 2004, according to RISI. In addition, we believe we have leading market positions in the manufacture of plywood and ponderosa pine lumber. We are a leading national inventory-carrying wholesale distributor of building materials, according to Home Channel News, and one of a small number of distributors with a national presence.

  Strong Paper Business Supported by Long-Term Customer Contract

          The most significant portion of our uncoated free sheet business is the manufacture of cut-size office paper. Our two newest paper machines, which became operational in 1990 and 1997 as part of a $1.1 billion expansion and modernization of our International Falls, Minnesota and Jackson, Alabama mills, are among the largest in North America. Our supply relationship with OfficeMax allows us to maximize utilization of these machines, optimize production runs and achieve supply chain efficiencies such as maintenance of lower inventories through the system and more efficient distribution. The operating benefits we enjoy as a result of our relationship with OfficeMax have increased with the growth in our sales to OfficeMax from $356.2 million in 2000 to $534.8 million in

2004, representing a compound annual growth rate of 11%. During 2004, which period includes the ramp-up of sales to OfficeMax's retail network, OfficeMax accounted for $534.8 million of our sales and approximately 47% of our uncoated free sheet sales volume. During the first quarter of 2005, sales volumes to OfficeMax increased 11% compared to the same period in the prior year and accounted for $150.3 million of our sales and approximately 50% of our uncoated free sheet sales volume during the period. We believe the growth and stability provided by our relationship with OfficeMax will allow us to further streamline our cut-size office paper production in the future.

  Efficient Manufacturer of Higher-Margin Products in Attractive Markets

          Our assets are well suited to the efficient production of value-added papers and EWP, two attractive markets within the paper and forest products industry. Leveraging our existing assets and knowledge of value-added papers, we continue to increase production of these higher-margin grades on our smaller machines, displacing production of lower-margin commodity grades. We operate these machines within integrated mills that produce pulp and energy, which we believe provides us with a cost advantage over many of our competitors. EWP commands premium pricing and higher margins than traditional alternatives and continues to grow in popularity due to its superior performance characteristics, ease of use and competitive installed cost. Our large-scale EWP production facilities in Louisiana and Western Oregon are integrated with our plywood operations to optimize our veneer utilization and are located near attractive fiber baskets, which we believe positions us as a cost-effective producer of LVL and I-joists.

  Rapidly Growing Nationwide Distribution Business

          Our Building Materials Distribution segment grew from $1.3 billion of sales in 1999 to $2.8 billion of sales in 2004, establishing its position as a leading national inventory-carrying wholesale distributor of building materials. During this period, our growth, operational excellence and decentralized business model have allowed us to generate returns significantly in excess of our cost of invested capital. This growth has also provided our Wood Products segment, which sold approximately 37% of its manufactured products through our Building Materials Distribution segment in 2004, with access to one of the industry's broadest and fastest-growing distribution channels. This channel has been particularly effective in driving the growth of our EWP, more than half of which is sold through our Building Materials Distribution segment. Total sales from our Wood Products segment to our Building Materials Distribution segment grew at a compound annual rate of 19% from 1999 to 2004, from $171.6 million to $409.4 million.

  Favorable Acquisition Structure

          As compared to the historical expenditures in our businesses, we expect the terms and structure of the Acquisition to reduce our future cash tax payments, pension and other postretirement benefit obligations and exposure to pre-Acquisition liabilities. Since the Acquisition was structured as an asset purchase, our assets were written-up for tax purposes and their depreciable lives were reset, potentially reducing our future cash tax payments. In addition, the asset purchase agreement relating to the Acquisition limits our exposure to many of the legacy obligations typically associated with companies in our industry. For example, we did not assume pension and post-retirement benefit obligations related to former employees, and OfficeMax funded a significant portion of our accumulated benefits obligations. Consequently, we do not expect to be required to make contributions to our pension plan in 2005. Similarly, OfficeMax retained and indemnified us against substantially all of the pre-Acquisition environmental liabilities related to our businesses, limiting the future earnings and cash flow impact of these liabilities.

  Experienced Management Team with Substantial Equity Incentives

          Our senior management team has a track record of financial and operational excellence in the paper and forest products industry. Tom Stephens, our chief executive officer since October 2004, served as chief executive officer of MacMillan Bloedel from 1997 to 1999, Manville Corporation from 1986 to 1996 and Riverwood Corp. from 1982 to 1985. Our newly-appointed senior management team has extensive industry experience and deep knowledge of our businesses and assets. Approximately 170 of our key managers purchased a total of $18.6 million of common equity of FPH, our majority owner, and received substantial equity incentives in FPH in connection with the Acquisition. We estimate that management will own equity interests in FPH representing 6.8% of our outstanding common stock following the completion of this offering (assuming an initial public offering price of $25.00 per share, the mid-point of the range set forth on the cover page of this prospectus). Following this offering, we expect that FPH will distribute to members of management who hold FPH equity interests shares of our Class A common stock and Class B common stock that are held by FPH in proportion to management's equity interest in FPH. For more information, see "Management—Management Equity Arrangements," "Reorganization as a Corporation" and "Certain Relationships and Related Transactions—Proceeds of this Offering."

  Principal Stockholder with Proven Paper, Packaging and Forest Products Expertise

          Our principal stockholder, Madison Dearborn, is one of the most active global investors in the paper, packaging and forest products industries. Since 1993, Madison Dearborn has consummated approximately $15.5 billion of management buyout transactions in these industries, including buyouts of Jefferson Smurfit Group, Packaging Corporation of America, Riverwood Holding Corp. (now known as Graphic Packaging Corporation) and Buckeye Technologies, Inc. Madison Dearborn was the lead sponsor in each of these transactions, other than Graphic Packaging Corporation.

Our Strategy

          Our new management team intends to generate shareholder value by implementing focused business strategies, streamlining our organization and maximizing free cash flow. Our business strategies revolve around growing our leadership position in value-added products and services and focusing on efficiency and cost reduction in commodity product areas. We are committed to transforming our company by creating a culture of empowerment and accountability in a flat, decentralized organization. We seek to enhance our cash flow by optimizing the use of our assets, improving our operational efficiencies, reducing our costs and taking advantage of selective growth opportunities.

          Immediately after the Acquisition, our management completed an in-depth business review and developed the strategies outlined below.

  Implement Operational Enhancements and Cost Reductions

          Our management, through its in-depth business review, has identified a range of potential operating cash flow improvements across our business segments and corporate organization. Management has reduced headcount by approximately 700 since the announcement of the Acquisition in 2004. We intend to aggressively pursue substantial additional profit improvement initiatives over the next two years. Major elements of this plan include energy efficiency projects, operational optimization of our paper and wood products facilities, productivity and technology enhancements, and reduction of overhead. Furthermore, our management is focused on managing capital expenditures and working capital and aggressively monetizing non-core and non-operating assets.

  Leverage Cut-Size Office Paper Manufacturing and Marketing Expertise

          We intend to build on our successful customer relationship with OfficeMax. Our long-term supply agreement with OfficeMax allows us to focus our largest paper machines on producing commodity products in long, high-volume production runs, resulting in improved capacity utilization and supply-chain efficiencies. This relationship allows us to gain a deeper understanding of end-user needs and provides us with a unique channel to develop and test product and packaging innovations. We intend to leverage the expertise developed through this relationship to better service our other customers and develop new customers and products. We also intend to apply the operational expertise acquired as a result of our relationship with OfficeMax to achieve further productivity improvements, cost reductions and inventory and distribution efficiencies.

  Increase Value-Added Paper Production and Innovation

          We believe that our smaller paper machines are well suited to the competitive production of value-added papers and our paper marketing and development organization is well positioned to support the growth and innovation of these products. To grow our sales of higher-margin value-added papers, we continue to work closely with our customers to develop and manufacture innovative value-added papers and service programs that respond to their changing needs and technical requirements. We will support this increased demand by displacing the production of commodity grades on our smaller machines with higher-margin value-added grades. By leveraging our existing customer relationships, design capabilities, cost-competitive position and efficient logistics network, we intend to become a leading North American supplier of these products.

  Grow Our Leadership Position in EWP

          We seek to further expand our market position in EWP. We believe EWP will continue to gain market share from traditional building products and that margins for EWP, on average, will continue to exceed those for most commodity wood-based building products. We are focused on leveraging our competitive cost structure, comprehensive customer service offering, design support capabilities and efficient distribution network to continue gaining market share among homebuilders, building products retailers and other distributors. To that end, we seek to expand our presence in EWP by adding capacity in a cost-effective manner. With demand for EWP at record levels over the last year and North American producers straining to meet demand, according to RISI, EWP markets have been operating on an allocation basis. We are currently expanding our LVL capacity by 7.5 million cubic feet, or approximately 40%. We have entered into new customer relationships and increased our volume commitments to our existing customers based on this expected increase in capacity. We believe we have further opportunities to increase our EWP capacity with low capital requirements due to the design of our EWP production facilities and their integration with our plywood plants.

  Expand Building Materials Distribution Business

          We intend to continue expanding our building materials distribution network into new geographic markets and aggressively grow in our existing markets. Since 1999, we have expanded our distribution network from 15 to 28 facilities, with much of this expansion occurring in the eastern United States, providing us with a national footprint. As a result, our sales in this segment grew from $1.3 billion in 1999 to $2.8 billion in 2004. We have grown successfully by acquiring facilities, opening new locations, relocating and expanding existing facilities and capturing local market share through superior customer service and broadening of our product and service offering. We expect to continue to grow sales and profitability at our existing facilities by expanding our product line, improving marketing, adding value-added services, and growing the proportion of higher-margin products, such as EWP, in our business mix.

Paper

  Products

          We manufacture and sell uncoated free sheet, including commodity and value-added papers, as well as market pulp and corrugating medium. According to the 2003-2004 Pulp & Paper Global Fact & Price Book, we are the fourth-largest manufacturer of uncoated free sheet in North America, with annual uncoated free sheet production capacity of approximately 1.6 million tons and market share of approximately 10% in 2003. Our Paper segment generated sales, pro forma income before interest and taxes and pro forma EBITDA of $1.37 billion, $81.4 million and $131.4 million, respectively, during 2004. This segment also generated sales, income before interest and taxes and EBITDA of $357.8 million, $29.2 million and $42.2 million, respectively, during the three months ended March 31, 2005.

          Our uncoated free sheet products include cut-size office paper, commercial printing paper, papers for business forms and envelopes and value-added papers. Our value-added grades include bright and colored cut-size office papers and specialty papers that are custom-developed for various uses, including label and release, security and food wrap applications. Our larger paper machines produce primarily commodity grades in long, high-volume production runs that achieve economies of scale. On our smaller paper machines, which allow us to cost-effectively accommodate shorter production runs and more frequent grade changes, production of value-added grades is displacing the production of commodity grades. Value-added grades tend to require shorter production runs, and they also tend to generate higher and more stable prices and higher margins than commodity grades. Sales volumes of value-added grades increased by 14%, from 374,000 tons in 2003 to 426,000 tons in 2004 and declined 3% during the three months ended March 31, 2005, compared to the same period in the prior year. An increased focus on value-added grades is an important component of our strategy.

          Since we produce market pulp in volumes approximately equivalent to the market pulp we purchase, we are largely insulated from the cyclical price changes in this product. We also produce corrugating medium for use by our Packaging & Newsprint segment.

  Facilities

          We manufacture our uncoated free sheet at four mills in the United States. Our mills had a total annual uncoated free sheet capacity of 1.6 million short tons as of December 31, 2004. Our uncoated free sheet paper mills are supported by converting machines that have the capacity to convert 994,000 tons of roll paper into cut- and folio-sized sheets annually. From 1999 to 2004, approximately $483 million was invested in these mills to improve their cost position, expand capacity, enhance product capabilities, maintain facilities and comply with environmental regulations.

          The following table sets forth annual capacities of manufacturing locations in our Paper segment as of, and production for the year ended, December 31, 2004:

	Number of Machines	Capacity(1)	Production
		(short tons in thousands)
Pulp and paper mills
Jackson, Alabama
Uncoated free sheet	2	519	451
International Falls, Minnesota
Uncoated free sheet	4	563	523
St. Helens, Oregon
Uncoated free sheet	3	251	249
Market pulp	—	103	97
Wallula, Washington
Uncoated free sheet	1	243	236
Market pulp	1	129	126
Containerboard (corrugating medium)	1	134	132
Annual capacity by product
Uncoated free sheet	10	1,576	1,459
Containerboard (corrugating medium)	1	134	132
Market pulp	1	232	223

(1)
Capacity assumes production 24 hours per day, 365 days per year, less days allotted for planned maintenance.

  Raw Materials and Input Costs

          Wood fiber is the principal raw material in this segment. The primary sources of wood fiber are timber and its byproducts, such as wood chips, wood shavings and sawdust. Prior to the Timberlands Sale, we supplied our paper mills with fiber from the timberlands operations, as well as from third parties. Concurrent with the Timberlands Sale, we entered into long-term supply contracts with Forest Capital for a portion of our fiber needs. These agreements expire on December 31, 2014, and fiber purchased under these agreements is purchased at prices that approximate market levels. We currently supply our paper mills with fiber pursuant to these contracts, as well as pursuant to agreements with other third parties and open-market purchases. As a result of the Timberlands Sale, we increased our open-market purchases of wood fiber. Since most of our manufacturing facilities are located in close proximity to active wood markets, we believe the Timberlands Sale will not adversely affect our access to fiber at competitive prices. However, we may incur costs associated with the procurement of fiber, such as higher transportation costs and costs related to identifying potential vendors, that exceed historical levels. We obtain some of our wood byproducts from our sawmills and panel plants in the Northwest and, to a lesser extent, in the South, and purchase the remainder from outside sources. We also obtain fiber for our pulp mills in the Pacific Northwest from our cottonwood fiber farm near Wallula, Washington.

          All of our paper mills have onsite pulp production facilities. Some of our paper mills also purchase pulp from third parties. In addition to wood fiber and market pulp, we purchase waste paper to convert into recycled pulp for use in our paper products. Other important raw materials used in this segment include precipitated calcium carbonate, sodium chlorate, sodium hydroxide and dyes.

          Our Paper segment consumes substantial amounts of energy, such as electricity, natural gas and fuel oil. During 2004 and the three months ended March 31, 2005, energy costs comprised approximately 13% and 15%, respectively, of the aggregate amount of materials, labor and other operating expenses and fiber costs from related parties in this segment. We purchase substantial portions of our natural gas and electricity under supply contracts, most of which are between a specific plant and a specific local provider. Under most of these contracts, the providers are bound to provide us with all of our needs for a particular type of energy at a specific facility. Most of these contracts have pricing mechanisms that adjust or set prices based on current market prices.

  Sales, Marketing and Distribution

          Our uncoated free sheet is sold primarily by our own sales personnel. We sell to end users both directly from our mills and through distribution centers. This allows us to respond quickly to customer demands. During 2004, we processed 42% of our uncoated free sheet orders electronically, either over the internet or using Electronic Data Interchange, a computer-to-computer purchase ordering and tracking system.

  Customers

          During 2004 and the three months ended March 31, 2005, OfficeMax accounted for $534.8 million and $150.3 million, respectively, of Paper segment sales, including 47% and 50%, respectively, of our uncoated free sheet sales volume. In October 2004, OfficeMax agreed to purchase from us its full North American requirements for cut-size office paper, to the extent we choose to supply such paper to them, through December 2012. The price for paper sold under this supply agreement approximates market levels. OfficeMax's purchase obligations under the agreement will phase out over a four-year period beginning one year after the delivery of notice of termination, but not prior to December 31, 2012. This supply agreement provides us with access to one of North America's largest office products sales and distribution networks, giving us a competitive advantage of market access and customer supply chain management. For additional details on our contracts with OfficeMax, see "Certain Relationships and Related Transactions."

          In addition to Office Max, we have over 1,100 uncoated free sheet paper customers, none of which individually represents a material portion of our sales. Our customers include paper merchants, commercial and financial printers, paper converters, such as envelope and form manufacturers, and customers who use our paper for specialty applications, such as label and release products or food wrap. The majority of these customers purchase products through individual purchase orders. In addition to our paper supply agreement with OfficeMax, we have long-term agreements with certain of our other customers, including contracts establishing terms and, in some cases, pricing mechanisms for future orders and sales.

  Competition

          The markets in which our Paper segment competes are large and highly competitive. Commodity grades of uncoated free sheet are globally traded, with numerous worldwide manufacturers. All of our paper manufacturing facilities are located in the United States. Although we compete largely in the domestic market, we do face competition from foreign producers, many of which have lower operating costs than we do. The level of this competition varies, depending on domestic and foreign demand and foreign currency exchange rates. In general, paper production does not rely on proprietary processes or formulas, except in highly specialized or custom grades.

          About a dozen major manufacturers compete in the North American uncoated free sheet market. Some of our competitors in this segment are more vertically integrated than we are, and/or have access to internal sources of wood fiber, which may allow them to subsidize their base manufacturing business in periods of rising fiber prices. Although price is the primary basis for competition in most of our paper grades, quality and service are important competitive determinants, especially in value-added grades. Our paper products also compete with other paper grades, electronic transmission and document storage alternatives. As the use of these alternative products continues to grow, we may see variances in the overall demand for paper products or shifts from one type of paper to another.

Packaging & Newsprint

  Products

          We manufacture and sell containerboard and corrugated containers, as well as newsprint. Our Packaging & Newsprint segment generated sales, pro forma income before interest and taxes and pro forma EBITDA of $694.5 million, $15.3 million and $51.4 million, respectively, during 2004. This segment also generated sales, income before interest and taxes and EBITDA of $193.8 million, $4.5 million and $13.7 million, respectively, during the three months ended March 31, 2005.

          Containerboard is used in the production of corrugated containers. Our corrugated containers are used in the packaging of fresh fruit and vegetables, processed food, beverages and other industrial and consumer products. We sold approximately 521,000 tons of linerboard and approximately 4.7 billion square feet of corrugated containers during 2004, and approximately 129,000 tons of linerboard and 1.14 billion square feet of corrugated containers during the three months ended March 31, 2005. During 2004, our corrugated container plants consumed (either directly or through trades with other containerboard producers) approximately 54% of our containerboard production, including the corrugating medium manufactured in our Paper segment.

          We sold approximately 427,000 tons of newsprint during 2004 and 97,000 tons of newsprint during the three months ended March 31, 2005, primarily for use in printing daily newspapers and other publications in North America.

  Facilities

          We manufacture containerboard and newsprint at our mill in DeRidder, Louisiana. This mill had an annual production capacity of 1.0 million short tons as of December 31, 2004. From 1999 to 2004, our Packaging & Newsprint segment invested approximately $209 million in the DeRidder mill to improve its cost position, expand capacity, enhance product capabilities, maintain the facility and comply with environmental regulations. We also manufacture corrugated containers at five plants in the Pacific Northwest, with an aggregate annual capacity of approximately 4.5 billion square feet, based on operating the plants five days a week, 24 hours a day.

          The following table sets forth annual capacities of our containerboard and newsprint mill in DeRidder, Louisiana as of, and production for the year ended, December 31, 2004:

	Number of Machines	Capacity(1)	Production
		(short tons in thousands)
DeRidder, Louisiana
Containerboard (linerboard)	1	555	521
Newsprint	2	448	427

(1)
Capacity assumes production 24 hours per day, 365 days per year, less days allotted for planned maintenance.

  Raw Materials and Input Costs

          Wood fiber is the principal raw material in this segment. The primary sources of wood fiber are timber and its byproducts, such as wood chips, wood shavings and sawdust. Prior to the Timberlands Sale, we supplied our DeRidder mill with fiber from the timberlands operations, as well as from third parties. Concurrently with the Timberlands Sale, we entered into long-term supply contracts with the buyer of the timberlands operations for a portion of our fiber needs. These agreements expire on March 31, 2014, and fiber purchased under these agreements is purchased at prices that approximate market levels. We currently supply our DeRidder mill with fiber pursuant to these contracts, as well as pursuant to agreements with other third parties and open-market purchases. As a result of the Timberlands Sale, we have increased our open-market purchases of wood fiber. Since most of our manufacturing facilities are located in close proximity to active wood markets, we believe the Timberlands Sale will not adversely affect our access to fiber at competitive prices. However, we may incur costs associated with the procurement of fiber, such as higher transportation costs and costs related to identifying potential vendors, that exceed historical levels. We obtain some of our wood byproducts from our wood product plants in the South, and purchase the remainder from outside sources.

          Our Packaging & Newsprint segment consumes substantial amounts of energy, such as electricity and natural gas. During 2004 and the three months ended March 31, 2005, energy costs accounted for approximately 12% of the sum of materials, labor and other expenses and fiber costs from related third parties in this segment. We purchase substantial portions of our natural gas and electricity under supply contracts. Under most of these contracts, the providers are bound to provide us with all of our needs for a particular type of energy at a specific facility. Our gas supply contracts have pricing mechanisms based primarily on current market prices, and our electricity supply contracts have pricing mechanisms based primarily on published tariffs.

  Sales, Marketing and Distribution

          Our containerboard and corrugated container products are sold by brokers and our own sales personnel. We market our newsprint through Abitibi-Consolidated, the world's largest producer and marketer of newsprint, pursuant to an arrangement whereby Abitibi purchases all of the newsprint we produce, at price equal to the price at which Abitibi sells newsprint produced at its mills located in the southern United States, less associated expenses and a sales and marketing discount. We recently extended our contract with Abitibi through 2008.

  Customers

          During 2004 and the three months ended March 31, 2005, we sold approximately 60% of our linerboard in the open market, of which approximately half was sold domestically. We sell our corrugated containers to over 1,200 active customers, including large agricultural producers and food and beverage processors. We sell our newsprint to Abitibi-Consolidated, which sells it primarily to newspaper publishers located near our DeRidder, Louisiana mill.

  Competition

          Containerboard and newsprint are globally traded commodities with numerous worldwide manufacturers and, as a result, these products compete primarily on the basis of price. The intensity of competition in these industries fluctuates based on demand levels and prevailing foreign currency exchange rates. Our corrugated container business, based in the Pacific Northwest, has a leading regional market position and competes with several national and regional manufacturers. Some of our competitors have lower operating costs than we do, and/or enjoy greater integration between their containerboard production and corrugated container production. During 2004, we had market shares of approximately 2% and 3% in the North American linerboard and newsprint markets, respectively.

Wood Products

  Products

          According to RISI, we are a leading producer of engineered wood products, or EWP, comprised of laminated veneer lumber, or LVL, a high-strength engineered lumber often used in beams; I-joists, a structural support typically used in floors and roofs; and laminated beams. We believe we are the second-largest EWP manufacturer in North America, with an estimated market share of approximately 20% in 2004, according to RISI. Over the past ten years, we have shifted our product focus from commodity products such as plywood and lumber, to more stable, higher-margin EWP. EWP accounted for 34% of our sales in this segment in 2004. As a result of growth in new housing construction and substitution trends away from traditional wide-dimension lumber to EWP, our EWP sales grew from 1997 through 2004 at a compound annual rate of 18%. We also produce plywood, dimension lumber and high-quality ponderosa pine lumber, a premium lumber grade sold primarily to manufacturers of specialty wood windows, moldings and doors. Our wood products are used in new residential and light commercial construction and in residential repair and remodeling. Our Wood Products segment generated sales, pro forma income before interest and taxes and pro forma EBITDA of $1.36 billion, $178.4 million and $251.2 million, respectively, during 2004. This segment also generated sales, income before interest and taxes and EBITDA of $322.4 million, $33.1 million and $38.4 million, respectively, during the three months ended March 31, 2005.

  Facilities

          We currently operate an integrated network of three EWP facilities and ten plywood and veneer plants, some of which manufacture inputs used in our EWP facilities. We also operate five sawmills and one particleboard plant. The following table lists annual capacities of our Wood Products facilities as of, and production for the year ended, December 31, 2004:

	Number of Mills	Capacity(1)	Production
		(in millions)
Engineered wood products(2)	3
Laminated veneer lumber (LVL) (cubic feet)		20	18
I-joists (equivalent lineal feet)		—	229
Plywood and veneer (sq. ft.) (3/8" basis)(3)	10	1,600	1,666
Lumber (board feet)(4)	6	275	288
Particleboard (sq. ft.) (3/4" basis)	1	200	156
Brazilian veneer (sq. ft.) (3/8" basis)(5)	1	150	85

(1)
Capacity is production assuming normal operating shift configurations. Accordingly, production can exceed capacity under some operating conditions.

(2)
A portion of LVL production is used to manufacture I-joists at two EWP plants. Capacity is based on LVL production only. We are currently expanding capacity at our Alexandria, Louisiana facility by an additional 7.5 million cubic feet.

(3)
Production and capacity applicable to plywood only.

(4)
We own one sawmill in Jackson, Alabama that is managed as part of our Jackson pulp and paper mill complex. The financial results for this mill are reported in our Paper segment, and the production and capacity data in this table exclude this facility.

(5)
Most of the veneer is used for production of LVL at our plant in Alexandria, Louisiana. The remainder is processed into plywood in Brazil or sold in the open market.

          Our manufacturing facilities are located primarily in integrated clusters in areas with ample timber resources, increasing our access to fiber and limiting inbound freight costs.

  Raw Materials and Input Costs

          Our domestic plywood and veneer facilities use Douglas fir, spruce and white fir, and southern pine logs as raw materials. We use ponderosa pine, spruce and white fir logs to manufacture various grades of lumber. Our EWP facilities in Louisiana and Oregon use veneers and parallel laminated veneer panels produced by our facilities and purchased from third parties, together with OSB purchased from third parties, to manufacture LVL and I-joists. Concurrently with the Timberlands Sale, we entered into long-term supply agreements with the buyer of the timberlands operations for a portion of our fiber needs in most of the areas where we still have significant manufacturing capacity. These agreements expire on December 31, 2014, and the prices for fiber purchased under these agreements approximate market levels. We believe that we will be able to access sufficient wood resources for our facilities through our supply agreements and open-market purchases from third parties. As a result of the Timberlands Sale, we increased our open-market purchases of wood fiber. Since all of our Wood Products manufacturing facilities are located in active wood markets, we believe the Timberlands Sale will not adversely affect our access to raw materials at competitive prices. However, we may incur costs associated with the procurement of fiber, such as higher transportation costs and costs related to identifying potential vendors, that exceed historical levels.

          Other important materials used to manufacture and prepare our wood products for sale include resins, adhesives, plastic strapping and lumber wrap, which we purchase both on the open market and through long-term requirement contracts.

          During 2004 and the three months ended March 31, 2005, energy, primarily electricity, natural gas and fuel oil accounted for approximately 3% of the sum of our materials, labor and other operating expenses and fiber costs from related parties in this segment. We purchase substantial portions of our natural gas and electricity under supply contracts, most of which are with local providers in regions in which our facilities are located. Most of these contracts are requirements contracts, whereby the providers are bound to provide us with all of our needs for a particular type of energy at a specific facility. Our gas supply contracts have pricing mechanisms based primarily on current market prices, and our electricity supply contracts have pricing mechanisms based primarily on published tariffs.

  Sales, Marketing and Distribution

          Sales of plywood, lumber and particleboard are managed centrally by product. Our EWP sales force is managed centrally through a main office that oversees regional sales teams. Our sales force provides a variety of technical support services for our EWP, including integrated design, engineering, product specification software, distributor inventory management software and job-pack preparation systems.

  Customers

          Our largest customer in this segment in 2004 was our Building Materials Distribution segment, representing approximately 37% of the products we manufacture, including 58% of our EWP sales. Our third-party customers in this segment include integrated and independent wholesalers, major retailers and industrial converters in both domestic and export markets.

  Competition

          Our markets in this segment are large, fragmented and highly competitive. There are several major producers for most of our products, including EWP and plywood, as well as numerous local and regional manufacturers. According to RISI, we have leading market positions in the manufacture of EWP, plywood and ponderosa pine lumber. We hold much smaller competitive positions with respect to our other building products. Some of our competitors, though, enjoy strong reputations for product quality and customer service, and these competitors may have strong relationships with certain distributors, making it difficult for our products to gain additional market share. Most of our competitors are located in the United States and Canada, although competition from manufacturers in other countries has increased in recent years. Many of these foreign competitors have lower operating costs than we do. We compete not only with manufacturers and distributors of similar building products but also with products made from alternative materials, such as steel and plastic. Our products in this segment compete primarily on the basis of price, quality and, particularly with respect to EWP, levels of customer service. We believe our cost-competitive production facilities and our customer service are our principal competitive advantages in this segment.

Building Materials Distribution

  Products

          We are a leading national inventory-carrying wholesale distributor of building materials, according to Home Channel News. We distribute a broad line of building materials, most of which we purchase from third parties, including EWP, OSB, plywood, lumber, siding and general line items such as framing accessories, composite decking, roofing and insulation. In 2004, our Building Materials Distribution segment generated approximately 13% of its sales from EWP, a high-growth product category with higher margins than most building materials we distribute. We believe our broad product line provides our customers with a one-stop resource for their needs and lowers per-unit freight costs. We also have expertise in special-order sourcing and merchandising support, and our nationwide supplier relationships allow us to offer excellent customer service on top brands in the building materials industry. Our Building Materials Distribution segment generated sales, pro forma income before interest and taxes and pro forma EBITDA of $2.84 billion, $93.5 million and $102.3 million, respectively, during 2004. This segment also generated sales, income before interest and taxes and EBITDA of $696.2 million, $24.4 million and $26.4 million, respectively, during the three months ended March 31, 2005.

  Facilities

          We operate a network of 28 strategically located distribution facilities in this segment, located throughout the United States. We have expanded from 15 to 28 facilities since 1999, with much of this growth occurring in the eastern United States, providing us with a national footprint. This expansion has occurred through both acquisitions and organic growth.

  Raw Materials and Input Costs

          We purchase the majority of the building materials we distribute from third-party suppliers. Approximately 21% of the products purchased by Building Materials Distribution during 2004 were purchased from our Wood Products segment. Our vendor base includes over 1,300 suppliers. Because we purchase large volumes of products from certain of our suppliers, we believe we are able to obtain favorable price and term arrangements. We generally do not have long-term supply contracts with our vendors, which allows us to use the leverage provided by our national presence to obtain favorable vending relationships on a constant basis.

  Sales, Marketing and Distribution

          Each of our distribution centers implements its own distribution and logistics model tailored to the customers it serves. We operate a fleet of trucks to deliver materials on a regularly scheduled basis. We have a large decentralized sales force that uses timely and accurate market information and local product knowledge to support customers.

  Customers

          Our customer base in this segment includes a wide range of customers across multiple market segments and various end markets. In 2004, a majority of our sales in this segment were to "pro dealers," retail distributors that sell building materials to professional builders in the residential, light commercial construction and repair and remodeling markets. We also service retail lumber yards, home improvement centers and other industrial accounts.

  Competition

          The building materials distribution markets in which we operate are highly fragmented, and we compete in each of our geographic and product markets with national, regional and local distributors, wholesale brokers and/or buying cooperatives, some of which are larger than we are and/or have more extensive relationships with professional builders. We compete on the basis of delivery cost and speed, quality of service and compatibility with customers' needs. If one or more of our competitors is able to leverage its geographic coverage and/or customer relationships into expansion in new markets, our growth strategy in this segment could be impeded. Proximity to customers is an important factor in minimizing shipping costs and facilitating quick order turnaround and on-time delivery. We believe our ability to obtain quality materials, from both internal and external sources, and our focus on customer service are our primary competitive advantages in this segment.

Employees

          As of March 31, 2005, we had 10,185 employees. Approximately 4,920, or 48%, of these employees were covered by collective bargaining agreements. Several of these agreements have expired or will expire in 2005. In March 2005, an agreement covering 860 workers in our paper facilities in St. Helens, Oregon, Vancouver, Washington, Salem, Oregon, and Wallula, Washington expired. Negotiations continue with these groups. In July 2005, agreements covering approximately 100 employees in our Jackson, Alabama sheeter facility and 700 workers in our Oakdale, Louisiana and Florien, Louisiana plywood facilities will expire. In addition, an agreement covering approximately 100 workers in our Salt Lake City, Utah corrugated container plant will expire in October 2005.

Properties

          We own substantially all of our facilities. Our properties are in good operating condition and are suitable and adequate for the operations for which they are used. We own substantially all of the equipment used in our facilities. The following is a list of our facilities by segment as of March 31, 2005.

  Paper

          The following table summarizes facilities in our Paper segment:

Facility Type	Number of facilities	Locations
Pulp and paper mills	4	Alabama, Minnesota, Oregon and Washington
Distribution centers	4	California, Illinois, New Jersey and Oregon
Converting facilities	2	Oregon and Washington

  Packaging & Newsprint

          The following table summarizes facilities in our Packaging & Newsprint segment:

Facility Type	Number of facilities	Locations
Pulp and paper mill	1	Louisiana
Corrugated container plants	5	Idaho (2), Oregon, Utah and Washington

  Wood Products

          The following table summarizes facilities in our Wood Products segment:

Facility Type	Number of facilities	Locations
LVL/I-joist plants	3	Louisiana, Oregon and Canada
Plywood and veneer plants	11	Louisiana (2), Oregon (7), Washington and Brazil
Sawmills(1)	6	Alabama, Oregon (3) and Washington (2)
Particleboard plant	1	Oregon
Wood beam plant	1	Idaho

  (1)
  The Alabama sawmill is managed by our Paper segment.

  Building Materials Distribution

          The following table summarizes facilities in our Building Materials Distribution segment:

Location	Owned or leased	Approximate Warehouse square footage
Phoenix, Arizona	Owned/Leased	32,027
Riverside, California	Leased	131,263
Denver, Colorado	Owned	203,212
Grand Junction, Colorado	Owned	82,000
Orlando, Florida	Owned	105,000
Tucker, Georgia	Leased	79,620
Boise, Idaho	Owned	62,297
Idaho Falls, Idaho	Owned	51,752
Rochelle, Illinois	Owned	86,000
Annapolis Junction, Maryland	Owned/Leased	14,000
Westfield, Massachusetts	Leased	112,400
Wayne, Michigan	Leased	40,500
Lakeville, Minnesota	Owned	72,000
Billings, Montana	Owned	77,024
Portsmouth, New Hampshire	Owned/Leased	39,400
Delanco, New Jersey	Owned/Subleased	15,000
Albuquerque, New Mexico	Owned	30,000
Greensboro, North Carolina	Leased	88,140
Marion, Ohio	Leased	*
Tulsa, Oklahoma	Owned	128,552
Memphis, Tennessee	Owned	38,926
Dallas, Texas	Owned	137,840
Sugarland, Texas	Leased	104,949
Salt Lake City, Utah	Owned	114,610
Spokane, Washington	Owned/Leased	43,060
Vancouver, Washington	Leased	50,600
Woodinville, Washington	Owned/Leased	32,200
Yakima, Washington	Owned/Leased	33,779

*
We do not currently maintain indoor storage at our Marion, Ohio facility.

Environmental Matters

          Our businesses are subject to a wide range of general and industry-specific environmental laws and regulations. In particular, we are affected by laws and regulations covering air emissions, wastewater discharges, solid and hazardous waste management and site remediation. Compliance with these laws and regulations is a significant factor in the operation of our businesses. We believe that we have created a corporate culture of strong compliance by taking a conservative approach to environmental issues in order to assure that we are operating well within the bounds of regulatory requirements. However, we cannot assure you that we will at all times be in full compliance with environmental requirements, and we cannot assure you that we will not incur fines and penalties in the future.

          In 2002, OfficeMax entered into a Consent Decree with the EPA to settle alleged air permit violations at eight of the plywood and particleboard manufacturing facilities that we now own. The EPA alleged these plants failed to obtain New Source Review air permits. The final installation of control equipment required under the Consent Decree was completed in April 2005.

          We incur substantial capital and operating expenditures to comply with federal, state and local environmental laws and regulations. Failure to comply with these laws and regulations could result in civil or criminal fines or penalties or in enforcement actions. Our failure to comply could also result in governmental or judicial orders that stop or interrupt our operations or require us to take corrective measures, install additional pollution control equipment or take other remedial actions. During 2004, we made approximately $8 million in capital expenditures to comply with environmental requirements. We anticipate capital expenditures of approximately $18 million in 2005 to comply with environmental requirement, and we expect to spend similar or greater amounts on environmental capital expenditures in the years ahead.

          In 2004, the EPA promulgated rules to control air toxic emissions from wood and panel plants and industrial boilers. Compliance with these rules is required in 2007. The rules will require capital spending at our wood panel plants and paper mills. We are currently evaluating the rules and the amount of capital spending that will be required to comply with them. We expect capital spending for these projects to range from $13 million to $37 million for the period from 2005 to 2007. This range will be refined as mills develop their detailed compliance strategies.

          As an owner and operator of real estate, we may be liable under environmental laws for the cleanup of past and present spills and releases of hazardous or toxic substances on or from our properties and operations. We can be found liable under these laws if we knew of, or were responsible for, the presence of such substances. In some cases, this liability may exceed the value of the property itself.

          Some of our properties have been the subject of investigation or cleanup in connection with environmental contamination. In 2001, the EPA and the Oregon Department of Environmental Quality began an investigation at our paper mill in St. Helens, Oregon. The investigation is being conducted under Oregon's Voluntary Cleanup Program. The investigation has focused on polychlorinated biphenyls, pentachlorophenol, volatile and semi-volatile organic compounds, dioxins and heavy metals. Although we cannot assure you regarding the outcome of this investigation, based on current information, we do not expect it to result in material liabilities. Given that the investigation concerns hazardous substance releases that occurred prior to the closing of the Acquisition, OfficeMax retained responsibility for this matter pursuant to the asset purchase agreement, as described below.

          OfficeMax retains responsibility for environmental liabilities incurred with respect to businesses, facilities and other assets not purchased by us in connection with the Acquisition, and indemnifies us for hazardous substance releases and other environmental regulatory violations related to our business that occurred prior to the closing of the Acquisition or arise out of pre-closing operations. However, OfficeMax may not have sufficient funds to satisfy in full its indemnification obligations when required, and, in some cases, we may not be entitled to indemnification under the asset purchase agreement.

Other Legal Proceedings

          Under the purchase agreement entered into in connection with the Acquisition, we have assumed responsibility for a small number of claims and litigation matters that arose prior to the Acquisition in the ordinary course of business. There are currently no material legal proceedings pending against us. Also, OfficeMax has agreed to retain responsibility for all claims and litigation not explicitly assumed by us pursuant to the Acquisition, including all litigation with respect to asbestos claims.

MANAGEMENT

Directors and Executive Officers

          Set forth below is information concerning our directors and executive officers as of the completion of this offering.

Name	Age	Position
W. Thomas Stephens	62	Chairman and Chief Executive Officer, Director
John W. Holleran	50	Executive Vice President, Administration and Chief Legal Officer
Stanley R. Bell	58	Senior Vice President, Building Materials Distribution
Thomas E. Carlile	54	Senior Vice President and Chief Financial Officer
Miles A. Hewitt	46	Senior Vice President, Paper
Thomas A. Lovlien	49	Senior Vice President, Wood Products
Samuel K. Cotterell	54	Vice President and Controller
Karen E. Gowland	46	Vice President, General Counsel and Corporate Secretary
Judith M. Lassa	46	Vice President, Packaging & Newsprint
Wayne M. Rancourt	42	Vice President and Treasurer
Robert E. Strenge	51	Vice President, Packaging & Newsprint
Zaid F. Alsikafi	29	Director
John W. Madigan	67	Director
Christopher J. McGowan	34	Director
Samuel M. Mencoff	48	Director
Thomas S. Souleles	36	Director

          W. Thomas Stephens became our Chief Executive Officer and Chairman and a director in October 2004 following a period of retirement. Mr. Stephens served as the President and Chief Executive Officer of MacMillan Bloedel from 1997 until his retirement in 1999. From 1986 to 1996, Mr. Stephens served as the President and Chief Executive Officer of Manville Corporation. From 1982 to 1985, Mr. Stephens served as the Chief Executive Officer of Riverwood Corporation. Mr. Stephens currently serves as a Trustee of Putnam Funds and as a director of TransCanada Pipelines.

          John W. Holleran became our Executive Vice President, Administration and Chief Legal Officer in connection with the Acquisition. From 1999 until 2004, he served as the Senior Vice President, Human Resources and General Counsel of Boise Cascade Corporation.

          Stanley R. Bell became our Senior Vice President, Building Materials Distribution in connection with the Acquisition. From 2000 until 2004, he served as the Senior Vice President and General Manager, Boise Building Solutions, Distribution of Boise Cascade Corporation.

          Thomas E. Carlile became our Senior Vice President and Chief Financial Officer in connection with the Acquisition. From 1994 to 2004, Mr. Carlile served as the Vice President and Controller of Boise Cascade Corporation.

          Miles A. Hewitt became our Senior Vice President, Paper in connection with the Acquisition. From 2001 to 2004, Mr. Hewitt served as the Vice President, General Manager, Boise Paper Solutions, Boise Cascade Corporation. From 1999 to 2001, Mr. Hewitt served as the Vice President, Boise Paper Solutions—Minnesota Operations, Boise Cascade Corporation.

          Thomas A. Lovlien became our Senior Vice President, Wood Products in connection with the Acquisition. From 2000 to 2004, Mr. Lovlien served as the Vice President of Operations, Boise Building Solutions Manufacturing of Boise Cascade Corporation. From 1999 to 2000, Mr. Lovlien

served as the operations manager of Boise Cascade Corporation's Timber and Wood Products Division.

          Samuel K. Cotterell became our Vice President and Controller in connection with the Acquisition. From 1999 until 2004, he served as the Director of Financial Reporting of Boise Cascade Corporation.

          Karen E. Gowland became our Vice President, General Counsel and Corporate Secretary in connection with the Acquisition. From 1997 until 2004, Ms. Gowland served as the Vice President, Associate General Counsel and Corporate Secretary of Boise Cascade Corporation.

          Judith M. Lassa became our Vice President, Packaging & Newsprint in connection with the Acquisition. From 2000 until 2004, Ms. Lassa served as the Vice President and General Manager, Boise Paper Solutions, Packaging of Boise Cascade Corporation.

          Wayne M. Rancourt became our Vice President and Treasurer in connection with the Acquisition. Mr. Rancourt served as Vice President and Treasurer of Boise Cascade Corporation from June 2004 to October 2004. From 1999 until 2004, he served as the Retirement Funds and Risk Management Director of Boise Cascade Corporation.

          Robert E. Strenge became our Vice President, Packaging & Newsprint in connection with the Acquisition. During 2004, he served as the Vice President, Boise Paper Solutions—Louisiana Operations of Boise Cascade Corporation. From 1997 until 2003, Mr. Strenge served as the Mill Manager of Boise Cascade Corporation's paper mill in St. Helens, Oregon.

          Zaid F. Alsikafi became a director in October 2004. Mr. Alsikafi has been employed by Madison Dearborn since 2003 and currently serves as a Vice President. From 2001 to 2003, Mr. Alsikafi attended Harvard Business School. Mr. Alsikafi was employed by Madison Dearborn from 1999 to 2001 as an Associate.

          John W. Madigan became a director in January 2005. Mr. Madigan retired in December 2003 from Tribune Company, where he served as Chairman and Chief Executive Officer since 1996. Mr. Madigan currently serves as a consultant with Madison Dearborn. Mr. Madigan is also a member of the Board of Directors of Morgan Stanley.

          Christopher J. McGowan became a director in October 2004. Mr. McGowan has been employed by Madison Dearborn since 1999 and currently serves as a Director. Mr. McGowan is a member of the boards of directors of Jefferson Smurfit Group Limited and Auto Trade Center, Inc.

          Samuel M. Mencoff became a director in October 2004. Mr. Mencoff has been employed by Madison Dearborn since 1993 and currently serves as Co-President. From 1987 to 1993, Mr. Mencoff served as Vice President of First Chicago Venture Capital. Mr. Mencoff is a member of the boards of directors of Buckeye Technologies, Inc., Great Lakes Dredge & Dock Corporation, Jefferson Smurfit Group Limited and Packaging Corporation of America.

          Thomas S. Souleles became a director in October 2004. Mr. Souleles has been employed by Madison Dearborn since 1995 and currently serves as a Managing Director. Mr. Souleles is a member of the boards of directors of Great Lakes Dredge & Dock Corporation, Jefferson Smurfit Group Limited, Magellan Midstream Partners, L.P. and Packaging Corporation of America.

          Except as described in this prospectus, there are no arrangements or understandings between any member of the board of directors or executive officer, and any other person pursuant to which that person was elected or appointed to his or her position.

          Our board of directors has the power to appoint our officers. Each officer will hold office for the term determined by the board of directors and until such person's successor is chosen and qualified or until such person's death, resignation or removal.

          There are no family relationships among any of our directors or executive officers.

Composition of the Board of Directors after this Offering

          Our amended and restated certificate of incorporation, as in effect immediately prior to this offering, will provide for a classified board of directors consisting of three staggered classes of directors, as nearly equal in number as possible. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The terms of the directors will expire upon election and qualification of successor directors at the annual meeting of stockholders to be held during the years 2006 for the Class I directors, 2007 for the Class II directors and 2008 for the Class III directors.

          Upon the closing of this offering:

  •
  our Class I directors will be Messrs. Alsikafi and McGowan;

  •
  our Class II directors will be Messrs. Madigan and Souleles; and

  •
  our Class III directors will be Messrs. Mencoff and Stephens.

          Our by-laws, as in effect immediately prior to this offering, will provide that the authorized number of directors, which will initially be seven, may be changed by a resolution adopted by at least two-thirds of our directors then in office. Any additional directorships resulting from an increase in the number of directors may only be filled by the directors and will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our board of directors could have the effect of delaying or preventing changes in control or changes in our management.

          Upon the completion of this offering, our board will consist of six directors, one of whom will qualify as "independent" according to the rules and regulations of the SEC and the NYSE. We expect to add another independent director within 90 days after the effectiveness of the registration statement of which this prospectus is a part and a third independent director within one year after the effective date of the registration statement.

          Following the consummation of this offering, we will be deemed to be a "controlled company" under the rules of the NYSE, and we will qualify for, and intend to rely upon, the "controlled company" exception to the board of directors and committee composition requirements under the rules of the NYSE. Pursuant to this exception, we will be exempt from the rules that would otherwise require that our board of directors be comprised of a majority of "independent directors" and that our executive compensation and corporate governance and nominating committees be comprised solely of "independent directors," as defined under the rules of the NYSE. The "controlled company" exception does not modify the independence requirements for the audit committee, and we intend to comply with the requirements of the Sarbanes-Oxley Act of 2002 and the NYSE rules, which require that our audit committee be comprised exclusively of independent directors within one year of an initial public offering.

Committees of the Board of Directors

          Our board of directors currently has an audit committee and an executive compensation committee. Prior to or promptly following the completion of this offering, our board of directors will establish a corporate governance and nominating committee. The composition, duties and responsibilities of these committees are set forth below. Committee members will hold office for a term of one year.

          Audit Committee.    The audit committee is responsible for (1) selecting the independent auditor, (2) approving the overall scope of the audit, (3) discussing the annual audited financial statements and quarterly financial statements, including matters required to be reviewed under applicable legal, regulatory or NYSE requirements, with management and the independent auditor, (4) discussing earnings press releases, guidance provided to analysts and other financial information provided to the public, with management and the independent auditor, as appropriate, (5) discussing with management and the independent auditor, as appropriate, any audit problems or difficulties and management's response, (6) discussing the company's risk assessment and risk management policies, (7) reviewing the company's financial reporting and accounting standards and principles, significant changes in such standards or principles and the key accounting decisions affecting the company's financial statements, (8) reviewing and approving the internal corporate audit staff functions, (9) reviewing the company's internal system of audit, financial and disclosure controls and the results of internal audits, (10) annually reviewing the independent auditor's written report describing the auditing firm's internal quality-control procedures and any material issues raised by the auditing firm's internal quality-control review or peer review of the auditing firm, (11) setting hiring policies for employees or former employees of the independent auditors, (12) reviewing and investigating matters pertaining to the integrity of management, (13) establishing procedures concerning the treatment of complaints and concerns regarding accounting, internal accounting controls or audit matters, (14) meeting separately with management, the corporate audit staff and the independent auditor, (15) handling such other matters that are specifically delegated to the audit committee by the board of directors from time to time and (16) reporting regularly to the full board of directors.

          Our audit committee currently consists of Messrs. Souleles, Mencoff and Madigan. Mr. Madigan has been determined to be an independent director according to the rules and regulations of the SEC and NYSE and an "audit committee financial expert," as such term is defined in Item 401(h) of Regulation S-K. We expect to add another independent director to our audit committee within 90 days of the effectiveness of the registration statement of which this prospectus is a part and a third independent director to our audit committee within one year after the effective date of such registration statement.

          Executive Compensation Committee.    The executive compensation committee is responsible for (1) reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer and annually evaluating the chief executive officer's performance in light of these goals, (2) reviewing and approving the compensation and incentive opportunities of our executive officers, (3) reviewing and approving employment contracts, severance arrangements, incentive arrangements, change-in-control arrangements and other similar arrangements between us and our executive officers, (4) receiving periodic reports on the company's compensation programs as they affect all employees, (5) reviewing executive succession plans for business and staff organizations and (6) such other matters that are specifically delegated to the compensation committee by the board of directors from time to time. Our compensation committee consists of Messrs. Mencoff, Madigan and Souleles.

          Corporate Governance and Nominating Committee.    Prior to or promptly following the completion of this offering, our board of directors will establish a corporate governance and nominating committee. Our corporate governance and nominating committee's purpose will be to assist our board in identifying individuals qualified to become members of our board of directors, assess the effectiveness of the board and develop our corporate governance principles. This committee will be responsible for (1) identifying and recommending for election individuals who meet the criteria the board has established for board membership, (2) recommending nominees to be presented at the annual meeting of stockholders, (3) reviewing the board's committee structure and recommending to the board the composition of each committee, (4) annually reviewing director compensation and benefits, (5) establishing a policy for considering stockholder nominees for election to our board, (6) developing and recommending a set of corporate governance guidelines and reviewing them on an annual basis and (7) developing and recommending an annual self-evaluation process of the board and its committees and overseeing such self-evaluations.

          Other Committees.    Our board of directors may establish other committees as it deems necessary or appropriate from time to time.

Compensation of Executive Officers

          None of our executive officers received compensation from us prior to the closing of the Acquisition, with the exception of Mr. Stephens who received a fee for consulting services prior to the closing. Therefore, all compensation figures cover the period between the closing of the Acquisition and December 31, 2004, the end of our last completed fiscal year. Prior to the closing of the Acquisition, each of our executive officers, other than Mr. Stephens, was employed by, and received compensation from, OfficeMax or its affiliates.

          The following table presents information regarding compensation paid by us relating to the fiscal year ended December 31, 2004 to our chief executive officer and our four next most highly compensated executive officers whose total annual salary and bonus exceeded $100,000 for the fiscal year ended December 31, 2004. These executives are referred to as the "named executive officers" elsewhere in this prospectus.

Summary Compensation Table

			Long Term Compensation
	Annual Compensation
Name and Principal Position			Restricted Stock Awards(3)	All Other Compensation(4)
	Salary(1)	Bonus(2)
W. Thomas Stephens Chairman and Chief Executive Officer	$166,667	$192,128	$0	$438,757
John W. Holleran Executive Vice President, Administration and Chief Legal Officer	83,453	118,179	0	—
Thomas E. Carlile Senior Vice President and Chief Financial Officer	71,230	120,067	0	—
Stanley R. Bell Senior Vice President, Building Materials Distribution	61,865	80,082	0	—
Thomas A. Lovlien Senior Vice President, Wood Products	55,313	71,410	0	—

(1)
Includes amounts deferred under our Savings Plan. The Savings Plan is a profit-sharing plan intended to be qualified under Section 401(a) of the Internal Revenue Code that contains a cash or deferred arrangement meeting the requirements of Section 401(k) of the Code.

(2)
Represents payments under our variable incentive compensation plan and excellence awards. Of the amounts reported for Messrs. Holleran and Carlile, $22,115 and $38,413, respectively, represent special cash bonuses recognizing their individual contributions to the Acquisition.

(3)
The named executive officers were granted Series C common units of FPH. The Series C common units of FPH have no value to the holder until FPH's equity value appreciates above a specified level. One half of the Series C common units issued to such named executive officers were subject to vesting over a five-year period, and the other half of the Series C common units were subject to vesting only if the original investors achieved a specified rate of return on their total investment in FPH. As of December 31, 2004, the named executive officers held the following Series C common units of FPH:

Name	Series C common units
W. Thomas Stephens	11,183,000
John W. Holleran	2,812,000
Thomas E. Carlile	2,396,000
Stanley R. Bell	1,917,000
Thomas A. Lovlien	851,000

  Following this offering, FPH expects to distribute shares of our Class A common stock to members of management who hold Series C common units in FPH. The named executive officers are expected to receive the following number of shares of our Class A common stock, which will be subject to vesting on the same terms as the FPH Series C common units, except that those shares of Class A common stock that would have vested within the two years following the offering date, will vest immediately upon completion of this offering.

Name	Class A common stock
W. Thomas Stephens	786,844
John W. Holleran	197,854
Thomas E. Carlile	168,584
Stanley R. Bell	134,881
Thomas A. Lovlien	59,877

See "—Management Equity Arrangements," "Certain Relationships and Related Transactions" and "Principal Stockholders."

(4)
Amounts disclosed in this column include the following:

Name	Company matching contributions to the savings plan(1)	Company paid portion of executive officer life insurance	Consulting agreement(2)
W. Thomas Stephens	$1,750	$7,555	$429,452

  (1)
  The company's savings plan is a profit-sharing plan intended to be qualified under Section 401(a) of the Internal Revenue Code that contains a cash or deferred arrangement meeting the requirements of Section 401(k) of the Code.

  (2)
  Payment of consulting fees due for services performed for the company from July 26 to October 29, 2004.

Stock Option Grants in 2004

          We did not grant any stock options stock appreciation rights, or SARs, to our named executive officers during the fiscal year ended December 31, 2004. There were no outstanding options to purchase common stock or SARs held by our named executive officers as of December 31, 2004.

Compensation of Directors

          We do not currently compensate directors for their service on our board of directors. To the extent any future directors are neither our employees nor our equity investors, such directors may receive fees.

Compensation Committee Interlocks and Insider Participation

          None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our executive compensation committee. No interlocking relationship exists between the board or directors or the compensation committee of any other company.

Employment Agreement

          Mr. Stephens is party to an employment agreement with us pursuant to which he will serve as our Chairman and Chief Executive Officer. This agreement is scheduled to expire in October 2007, but will be automatically renewed each year thereafter for successive one-year terms unless either party gives the other party 60 days notice prior to the expiration of the then-current term. Mr. Stephens receives an initial annual base salary of $1,000,000, subject to adjustment at the discretion of the board of directors, and will be eligible to receive an annual performance bonus, up to a maximum of 146% of his annual salary, based upon the achievement of performance goals as determined by the compensation committee of our board of directors.

          In the event of termination for reasons other than for cause and other than as a result of expiration and non-renewal of the employment agreement term, or if Mr. Stephens resigns for good reason, as defined in the agreement, subject to his execution of a valid release of employment-related claims, Mr. Stephens will be entitled to receive a lump sum payment of two times the sum of his base salary and target bonus and will remain eligible to participate in our benefit plans for a period of two years. We would also be required in such an event to purchase real property in Boise, Idaho from Mr. Stephens at fair market value, which is currently estimated to be approximately $850,000. We also maintain a term life insurance policy on Mr. Stephens' life with a face amount of $2,000,000, which policy is payable to beneficiaries designated by Mr. Stephens.

          As part of the agreement, we would become obligated to purchase real property in Vancouver, British Columbia and a boat from Mr. Stephens at fair market value, which is currently estimated to total approximately $1.7 million, in the event that Mr. Stephens does not sell the property. Mr. Stephens is currently in negotiations with an unaffiliated party to sell the property. If we purchase the property, Mr. Stephens may also require us to lease this property to him at fair market value until it is sold. We intend to promptly dispose of any property purchased in connection with this agreement. Upon the closing of the Acquisition, we also made a one-time payment to Mr. Stephens in exchange for consulting services performed in connection with the Acquisition, totaling $429,452.

          Mr. Stephens has the right under this agreement to be nominated for a position on our board of directors for so long as he is employed under the terms of this agreement. We have also agreed to use our reasonable efforts to have him elected as the chairman of our board during such period. The employment agreement also imposes on Mr. Stephens certain confidentiality, non-compete and non-solicitation obligations. The non-compete and non-solicitation obligations will continue to be in effect for two years after termination of his employment.

Severance Agreements

          Prior to the Acquisition, OfficeMax entered into agreements with most of our current executive officers to provide for severance benefits if we terminated the officer after the Acquisition. In connection with the Acquisition, we assumed these agreements and agreed to perform these agreements following the closing of the Acquisition. These agreements generally expire in October 2007. Pursuant to the terms of these severance agreements, each of our named executive officers (other than Mr. Stephens, who was not an officer of OfficeMax) is entitled to the following benefits subject to his execution of a valid release of employment-related claims: if the officer's employment is terminated "without cause" or if the officer terminates employment for "good reason," as such terms are defined in the agreements, the officer will be entitled to severance pay equal to the following: two times the officer's annual base salary plus the greater of (1) the officer's annual target incentive bonus for the year in which the termination occurs or (2) the officer's incentive bonus for 2004; accrued and unpaid vacation; continuation for two years of all life, disability, accident and healthcare insurance plans and financial consulting services or a lump sum payment equal to (a) 24 times 150% of the monthly premium for such insurance plans plus (b) two times the annual allowance for such financial consulting services; and the premium under our supplemental life plan for 24 months following the officer's date of termination. We will also be required to increase the officer's total payments under the agreement to cover any excise taxes imposed by the Internal Revenue Service as a result of such payments.

          Such officer will also be entitled to benefits under our supplemental pension plan. For the purposes of calculating the amount of the benefit under our supplemental pension plan, the officer shall be deemed to have accrued at least two years of service credit at a salary equal to the officer's base salary and target bonus at the time of termination. The officer is also entitled to legal fees incurred to enforce the agreement.

          The severance agreements also provide that the officers will not solicit, for a period of at least one year following the date of officer's termination, our, or any of our subsidiaries' or affiliates', management-level employees to leave their employment.

          The estimated amount of payments and other benefits (not including legal fees, if any) each named executive officer would receive under the agreement based on 2004 compensation figures (in excess of the benefits to which the officer is entitled without the agreement) is:

Name	Severance Payment
John W. Holleran	$3,254,627
Thomas E. Carlile	3,167,633
Stanley R. Bell	1,697,580
Thomas A. Lovlien	1,903,587

          Payments that would be made subsequent to an officer's termination date have been discounted as of December 31, 2004 at a rate of 4.24%, according to the requirements of Section 280G of the Internal Revenue Code. Actual payments made under the agreements at any future date would vary, depending in part upon what the executive has accrued under the variable compensation plans and benefit plans.

          Prior to the Acquisition, OfficeMax also entered into severance agreements with certain of our other executive officers, with terms similar to those described above, but which generally provide for one year of compensation and other benefits instead of two years and for at least one year of service credit under our supplemental pension plan rather than two years.

Management Equity Arrangements

          Pursuant to an equity incentive program established shortly after the closing of the Acquisition, approximately 170 of our management-level employees purchased Series B common units of FPH for approximately $18.6 million. Purchasers of FPH Series B common units in this program also received Series C common units of FPH representing the right to participate in our profits after the holders of the FPH Series B common units have received a return of all of their invested capital. The FPH Series C common units have no value to the holder until FPH's equity value appreciates above a specified level. To prevent dilution of Madison Dearborn's interest in Boise Cascade Holdings, L.L.C., FPH was issued Series C common units in Boise Cascade Holdings, L.L.C. to reflect management's equity interest in FPH.

          In connection with this program, the management investors received (1) an aggregate of approximately 4.2% of the total FPH Series B common units as of the date of their investment, representing a 3.4% ownership interest in our total common equity, and (2) FPH Series C common units representing a 7.5% profits interest in FPH. Percentages of our common equity ownership exclude the Series A common units held by OfficeMax, which are non-voting and are only eligible to receive distributions up to their liquidation value. See "Reorganization as a Corporation" for details of the exchange of our Series A common units for preferred stock.

          Upon completion of this offering, all of the Series B common units of FPH, and those of the Series C common units of FPH that are scheduled to vest within two years of this offering, will vest immediately. The remainder of the FPH Series C common units will vest based on the increase in the value of our business over time. Vesting is dependent upon the internal rate of return earned on Madison Dearborn's investment in FPH. Management will receive a number of shares of our vested and unvested Class A common stock in exchange for their FPH Series C common units based upon an initial offering price of $25.00 per share, representing the mid-point of the range set forth on the cover page of this prospectus, with vesting of such shares of Class A common stock reflecting the vesting terms of management's FPH Series C common units.

          Set forth below is the number of shares of FPH Series B common units and FPH Series C common units held by our executive officers as of December 31, 2004 and the number of shares of our Class A common stock and Class B common stock that FPH expects to distribute to such executive officers, assuming an initial offering price of $25.00 per share, which is the mid-point of the range set forth on the cover page of this prospectus.

Name	FPH Series B common units	FPH Series C common units	Class A common stock	Class B common stock
W. Thomas Stephens	4,000,000	11,183,000	809,102	418,747
John W. Holleran	1,000,000	2,812,000	203,419	104,687
Stanley R. Bell	740,000	1,917,000	138,999	77,468
Thomas E. Carlile	850,000	2,396,000	173,314	88,984
Miles A. Hewitt	660,000	1,598,000	116,109	69,093
Thomas A. Lovlien	400,000	851,000	62,103	41,875
Samuel K. Cotterell	150,000	311,000	22,717	15,703
Karen E. Gowland	225,000	511,000	37,206	23,555
Judith M. Lassa	225,000	431,000	31,577	23,555
Wayne M. Rancourt	160,000	337,000	24,602	16,750
Robert E. Strenge	250,000	431,000	31,717	26,172

          We will enter into restricted stock agreements with the management investors that will provide for, among other things, repurchase of their unvested shares upon certain events.

Variable Incentive and Performance Plans

  2005 Boise Incentive and Performance Plan

          Our board of directors adopted, and our stockholders approved, the Boise Incentive and Performance Plan, or the Boise Plan. The Boise Plan will permit grants of annual incentive awards, stock bonuses, restricted stock, restricted stock units, performance stock, performance units, SARs, and stock options (including performance based or indexed stock options) to certain of our executive officers, key employees and nonemployee directors, including each of the named executive officers. Plan participants will generally be selected by the executive compensation committee of our board of directors.

          A total of 3,350,000 shares of Class A common stock are reserved for issuance under the Boise Plan. Also, the following shares of Class A common stock will again be available for issuance under the Boise Plan: (1) shares subject to an incentive award that is cancelled, expired, terminated, forfeited, surrendered, or otherwise settled without the issuance of any stock and (2) shares of stock related to an incentive award that is settled in cash in lieu of stock.

          Approximately 300 of our executive officers, key employees and nonemployee directors are eligible to receive awards under the Boise Plan at the discretion of the executive compensation committee. The Boise Plan restricts the number of stock options, SARs, shares of restricted stock, restricted stock units and performance shares that can be granted during any fiscal year to a participant. In addition, the Boise Plan also limits the amount that may be paid to a participant for both annual incentive awards and performance units granted in a single fiscal year.

          Awards will become exercisable or otherwise vest at the times and upon the conditions that the executive compensation committee may determine at the time of grant, as reflected in the applicable award agreement. The committee may also make any or all awards performance-based, which means the award will be paid out based on the attainment of specified performance goals, in addition to any other conditions the committee may establish. Awards under the Boise Plan are discretionary. To date, no awards have been granted under this plan.

          Stock Options.    Stock options entitle the holder to purchase shares of our Class A common stock during a specified period at a purchase price set by the executive compensation committee (not less than 100% of the fair market value of the common stock on the grant date). Each option granted under the Boise Plan will be exercisable for a maximum period of 10 years from the date of grant (or for a lesser period if the committee so determines). Participants exercising an option may pay the exercise price by any lawful method permitted by the committee.

          Stock Appreciation Rights.    A SAR is the right, denominated in shares, to receive upon exercise, without payment to the company, an amount equal to the excess of the fair market value of a share of our Class A common stock on the exercise date over the fair market value of a share of our Class A common stock on the grant date, multiplied by the number of shares with respect to which the SAR is being exercised. Payment will be made in stock. The executive compensation committee may grant SARs to participants as either freestanding awards or as awards related to stock options. For SARs related to an option, the terms and conditions of the grant will be substantially the same as the terms and conditions applicable to the related option, and exercise of either the SAR or the option will cause the cancellation of the other, unless otherwise determined by the committee. The committee will determine the terms and conditions applicable to awards of freestanding SARs.

          Restricted Stock.    Restricted stock is Class A common stock that is transferred or sold by the company to a participant and that is subject to a substantial risk of forfeiture and to restrictions on sale or transfer for a period of time. The executive compensation committee will determine the amounts, terms and conditions (including the attainment of performance goals) of any grant of restricted stock. Except for restrictions on transfer (and any other restrictions that the committee may impose), participants will have all the rights of a stockholder with respect to the restricted stock. Unless the committee determines otherwise, a participant's termination of employment during the restricted period will result in forfeiture of all shares subject to restrictions.

          Restricted Stock Units.    Restricted stock units are similar to restricted stock, except that the shares of stock are not issued to the participant until after the end of the restriction period and any other applicable conditions are satisfied. Restricted stock units may also be paid in cash rather than stock, or in a combination of cash and stock, at the committee's discretion.

          Performance Units.    Performance units, which are the right to receive a payment upon the attainment of specified performance goals, may also be awarded by the executive compensation committee. The committee will establish the applicable performance goals at the time the units are awarded. Payment may be made in cash, stock, or a combination of cash and stock, at the committee's discretion.

          Performance Shares.    Performance shares represent the right to receive a payment at a future date based on the value of the Class A common stock in accordance with the terms of the grant and upon the attainment of specified performance goals. The executive compensation committee will establish the performance goals and all other terms applicable to the grant. Payment may be made in cash, stock, or a combination of cash and stock, at the committee's discretion.

          Annual Incentive Awards.    Annual incentive awards are payments based on the attainment of performance goals specified by the executive compensation committee. Awards are calculated as a percentage of salary, based on the extent to which the performance goals are met during the year, as determined by the committee. Awards are paid in cash, stock or a combination of cash and stock, at the committee's discretion.

          Stock Bonuses.    Stock bonus awards, consisting of Class A common stock, may be made at the discretion of the executive compensation committee upon the terms and conditions (if any) determined by the committee.

          Performance Goals.    Awards of restricted stock, performance units, performance shares, annual incentive awards and other awards under the Boise Plan may be subject to the attainment of performance goals relating to one or more business criteria within the meaning of Section 162(m) of the Internal Revenue Code. These goals may include or be based upon, without limitation, sales; gross revenue; gross margins; internal rate of return; cost; ratio of debt to debt plus equity; profit before tax; earnings before interest and taxes; earnings before interest, taxes, depreciation and amortization; earnings per share; operating earnings; economic value added; ratio of operating earnings to capital spending; cash flow; free cash flow; net operating profit; net income; net earnings; net sales or net sales growth; price of our common stock; return on capital, net assets, equity or stockholders' equity; segment income; market share; productivity ratios; expense targets; working capital targets; or total return to stockholders. Performance goals may be used to measure the company's performance as a whole or any subsidiary, business unit or segment of the company, may be adjusted to include or exclude extraordinary items, and may reflect absolute entity performance or a relative comparison of entity performance to the performance of a peer group, index or other external measure, in each case as determined by the committee in its discretion.

          Change of Control.    The Boise Plan provides that in the event of a change of control (as defined in the Boise Plan), unless otherwise determined by the compensation committee, all then-outstanding stock options and stock appreciation rights shall become fully vested and exercisable, and all other then-outstanding awards that are subject to time-based vesting shall vest in full and be free of restrictions, except to the extent that another award meeting the requirements set forth in the Boise Plan is provided to the participant to replace such award. The Boise Plan provides that such a replacement award may take the form of a continuation of the award outstanding prior to the change of control.

          Administration of the Plan.    The Boise Plan is administered by our board's executive compensation committee. The executive compensation committee has the sole discretion and responsibility to grant incentive awards, determine the participants to whom incentive awards shall be granted and establish and administer performance goals, among other things. The board of directors may amend the Boise Plan at any time and may make adjustments to the Boise Plan and outstanding options, without stockholder approval, to reflect a stock split, stock dividend, recapitalization, merger, consolidation or other corporate events. Stockholders must approve amendments that:

  •
  increase the number of shares subject to the plan;

  •
  decrease the grant or exercise price of any stock-based award to less than the fair market value of a share of our Class A common stock on the date of grant;

  •
  materially increase the cost of Boise Plan to the company or the benefits to participants; or

  •
  are required by applicable law to be approved by stockholders.

          The board may terminate the plan at any time. The plan, however, will remain in effect as awards may extend beyond that time in accordance with their terms.

  2004 Boise Incentive Award Plan

          For 2004, each of our executive officers received a cash bonus pursuant to the 2004 Boise Incentive Award Plan. These awards were based on the attainment of performance goals related to our net operating profits before taxes. Awards were calculated as a percentage of salary, based on the extent to which the performance goals were met during the year. For 2004, Messrs. Carlile, Holleran and Stephens were eligible to receive up to approximately 146% of the base salary they received from us. Messrs. Bell, Lovlien and Hewitt were eligible to receive up to approximately 124% of the base salary they received from us and Messrs. Strenge, Rancourt and Cotterell, Ms. Lassa and Ms. Gowland were eligible to receive up to approximately 101% of the base salary they received from us.

Defined Benefit Pension Plan for Executive Officers

          We maintain a defined benefit pension plan, which we refer to as the Salaried Pension Plan, for certain salaried employees, including our named executive officers.

          For employees hired before November 2003, our Salaried Pension Plan entitles each vested employee to receive a pension benefit at normal retirement equal to (1) 1.25% of the average of the highest five consecutive years of compensation out of the last 10 years of employment, multiplied by the participant's years of service through December 31, 2003, plus (2) 1% of the average of the highest five consecutive years of compensation out of the last 10 years of employment multiplied by the participant's years of service after December 31, 2003. Under the Salaried Pension Plan, "compensation" is defined as the employee's base salary plus any amounts earned under our variable incentive compensation programs.

          The following table reflects estimated annual benefits payable based on various compensation and years of service combinations.

Salaried Pension Plan Table

	Years of Service
Remuneration
	15	20	25	30	35	40
$300,000	$56,250	$75,000	$93,750	$112,500	$131,250	$150,000
400,000	75,000	100,000	125,000	150,000	175,000	200,000
500,000	93,750	125,000	156,250	187,500	218,750	250,000
600,000	112,500	150,000	187,500	225,000	262,500	300,000
700,000	131,250	175,000	218,750	262,500	306,250	350,000
800,000	150,000	200,000	250,000	300,000	350,000	400,000
900,000	168,750	225,000	281,250	337,500	393,750	450,000
1,000,000	187,500	250,000	312,500	375,000	437,500	500,000
1,200,000	225,000	300,000	375,000	450,000	525,000	600,000
1,400,000	262,500	350,000	437,500	525,000	612,500	700,000
1,600,000	300,000	400,000	500,000	600,000	700,000	800,000

          As shown in the Salaried Pension Plan table above, benefits are computed on a straight-life annuity basis and are not offset by social security or other retirement-type benefits. An employee is 100% vested in his or her pension benefit after five years of service, except for breaks in service. If an employee is entitled to a greater benefit under the plan's formula than the Internal Revenue Code allows for tax-qualified plans, the excess benefits will be paid from our general assets under the unfunded supplemental pension plan. The supplemental pension plan will also provide payments to the extent that participation in the deferred compensation plans has the effect of reducing an individual's pension benefit under the qualified plan. Benefits payable under this supplemental plan are offset by benefits payable under a similar plan maintained by OfficeMax.

          As of December 31, 2004, the average of the highest five consecutive years of compensation and the years of service for each of the named executive officers are as follows:

Name	Compensation(1)	Years of Service(1)
W. Thomas Stephens	—	—
John W. Holleran	$648,310	26
Thomas E. Carlile	413,930	32
Stanley R. Bell	447,184	34
Thomas A. Lovlien	337,127	26

    (1)
    Compensation and years of service include amounts attributable to employment with OfficeMax prior to the Acquisition.

Supplemental Early Retirement Plan for Executive Officers

          We maintain a Supplemental Early Retirement Plan for executive officers who: (1) are 55 years old or older (58 years old for executive officers appointed on or after June 1, 2004); (2) have 10 or more years of service; (3) have served as an executive officer for at least five full years; and (4) retire before the age of 65. Eligible executive officers receive an early retirement benefit prior to the age of 65 equal to the benefit calculated under the Salaried Pension Plan without reduction due to the officer's early retirement. Benefits payable under this plan are offset by benefits payable under a similar plan maintained by OfficeMax.

Deferred Compensation Plan

          Our 2004 Key Executive Deferred Compensation Plan is an unfunded plan. Under this plan, executive officers may irrevocably elect to defer receipt of a portion of their base salary and bonus until termination of employment or beyond. A participant's account is credited with imputed interest at a rate equal to 130% of Moody's Composite Average of Yields on Corporate Bonds. In addition, participants may elect to receive their company matching contribution in Boise's deferred compensation plan in lieu of any matching contribution in our Savings Plan. The matching contribution is equal to $0.70 on the dollar up to the first 6% of eligible compensation, plus an additional discretionary match for eligible participants that may vary from year to year. In 2004, the discretionary match was equal to $0.30 on the dollar up to the first 6% of eligible compensation. None of our named executive officers participated in the deferred compensation plan during 2004.

PRINCIPAL STOCKHOLDERS

          The following table sets forth information, as of the date of this prospectus and after giving effect to our conversion into a corporation, regarding the beneficial ownership of our common stock (1) immediately prior to the consummation of this offering and (2) as adjusted to reflect the sale of the shares of Class A common stock in this offering (including shares of Class A common stock that will either be distributed to the holders of our Class B common stock as a stock dividend or sold to the underwriters pursuant to their over-allotment option) and the application by FPH of the proceeds it receives in connection with this offering to purchase all of our common stock held by OfficeMax, by:

  •
  each person that is a beneficial owner of more than 5% of each class of our common stock;

  •
  each of our named executive officers;

  •
  each of our directors and director designees; and

  •
  all directors, directors designees and executive officers as a group.

          Beneficial ownership of the common stock listed in the table for Madison Dearborn and members of our management represents such persons' proportional interest in our common stock held by FPH. FPH intends to distribute such shares to its members following completion of this offering. Except as noted in the preceding sentence, beneficial ownership of the common stock listed in the table has been determined in accordance with the applicable rules and regulations promulgated under the Exchange Act and generally includes voting or investment power over securities. Except in cases where community property laws apply or as indicated in the footnotes to the table, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by such stockholder. Percentage of beneficial ownership is based on 48,600,000 shares of common stock outstanding immediately prior to the consummation of this offering and 67,000,000 shares of common stock outstanding after the completion of this offering. Unless indicated otherwise in the footnotes, the address of each individual listed in the table is c/o Boise Cascade Company, 1111 West Jefferson Street, Boise, Idaho 83702.

									Total Class A and Class B Common Stock(1)
	Class A Common Stock				Class B Common Stock					Percentage of Shares Beneficially Owned After this Offering
			Percentage of Shares Beneficially Owned After this Offering
	Shares Beneficially Owned Prior to this Offering				Shares Beneficially Owned Prior to this Offering		Shares Beneficially Owned After this Offering
									Percentage of Shares Beneficially Owned Prior to this Offering
			Assuming the Underwriters' Option Is Not Exercised(**)	Assuming the Underwriters' Option Is Exercised in Full(**)							Assuming the Underwriters' Option Is Exercised in Full(**)
Name of Beneficial Owner										Assuming the Underwriters' Option Is Not Exercised(**)
	Number	Percent			Number	Percent	Number	Percent
Principal stockholders:
Forest Products Holdings, L.L.C.(2)	2,548,246	100.0%	23.6%	12.2%	39,455,094	—81.2%	46,051,754	100.0%	100.0%	76.1%	72.5%
Madison Dearborn(2)	45,608	1.8	11.1	*	35,245,660	72.5	43,922,042	95.4	90.5	69.0	65.6
OfficeMax Incorporated(3)	—	—	—	—	9,144,906	18.8	—	—	—	—	—
Directors and named executive officers:
W. Thomas Stephens	787,279	30.9	3.9	3.8	1,122,872	2.3	418,747	*	2.5	1.8	1.8
John W. Holleran	197,963	7.8	*	*	281,861	*	104,687	*	*	*	*
Thomas E. Carlile	168,677	6.6	*	*	239,990	*	88,984	*	*	*	*
Stanley R. Bell	134,962	5.3	*	*	197,047	*	77,468	*	*	*	*
Thomas A. Lovlien	59,920	2.4	*	*	93,480	*	41,875	*	*	*	*
Zaid F. Alsikafi(4)	—	—	—	—	—	—	—	—	—	—	—
John W. Madigan(5)	109	*	*	*	84,007	*	104,687	*	*	*	*
Christopher J. McGowan(4)	—	—	—	—	—	—	—	—	—	—	—
Samuel M. Mencoff(6)	45,608	1.8	11.1	*	35,245,660	72.5	43,922,042	95.4	90.5	69.0	65.6
Thomas S. Souleles(6)	45,608	1.8	11.1	*	35,245,660	72.5	43,922,042	95.4	90.5	69.0	65.6
All directors and executive officers as a group (16 persons)	1,649,335	64.7	19.0	7.9	37,839,873	77.9	44,933,317	97.6	95.8	73.0	69.5

*
Less than 1%.

**
We will grant the underwriters an over-allotment option to purchase up to an additional 2,400,000 shares of Class A common stock. If the underwriters' over-allotment option is not exercised in full, the holders of shares of our Class B common stock will receive a stock dividend, which we intend to declare and pay shortly following the expiration of the over-allotment option, of the number of shares of Class A common stock that the underwriters have an option to purchase under their over-allotment option minus the actual number of shares of our Class A common stock that the underwriters purchase from us pursuant to that option.

(1)
Our shares of Class A common stock and Class B common stock are identical, except with respect to dividend and conversion rights. See "Description of Capital Stock" for more information regarding the terms of our Class A common stock and Class B common stock.

(2)
Forest Products Holdings, L.L.C. ("FPH") is controlled by Madison Dearborn Partners IV, L.P. ("MDP IV"). Madison Dearborn Partners, LLC ("MDP LLC") is the ultimate sole general partner of MDP IV and, as a result, may be deemed to have voting and investment power over the shares held by FPH. The Board of Directors of FPH is comprised of Messrs. Stephens, Mencoff, Souleles, McGowan and Alsikafi. The address for FPH is c/o Boise Cascade Company, 1111 West Jefferson Street, Boise, Idaho 83702, and the address for MDP IV and MDP LLC is c/o Madison Dearborn Partners, LLC, Three First National Plaza, Suite 3800, 70 West Madison Street, Chicago, Illinois 60602

(3)
The address for OfficeMax Incorporated is 150 Pierce Road, Itasca, Illinois 60143.

(4)
Messrs. McGowan and Alsikafi are each employed by MDP LLC and each have a pecuniary interest in the shares held by FPH. Messrs. McGowan and Alsikafi expressly disclaim beneficial ownership except to the extent of their pecuniary interest therein.

(5)
Mr. Madigan is an investor in FPH and the shares listed in the table represent Mr. Madigan's proportionate ownership interest in the shares held by FPH. Mr. Madigan does not exercise voting or investment power over any of the shares held by FPH.

(6)
Mr. Mencoff is a Co-President, and Mr. Souleles is a Managing Director, of MDP LLC, which is the ultimate sole general partner of MDP IV, which controls FPH. As a result, Messrs. Mencoff and Souleles may be deemed to share beneficial ownership of the shares owned by FPH. Messrs. Mencoff and Souleles expressly disclaim beneficial ownership of the shares owned by FPH except to the extent of their pecuniary interest therein. The address of Messrs. Mencoff and Souleles is c/o Madison Dearborn Partners, LLC, Three First National Plaza, Suite 3800, 70 West Madison Street, Chicago, Illinois 60602.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

          We have established procedures for the review of all transactions and other relationships between us and our directors, executive officers, and other affiliates. Our board of directors has charged the audit committee with the responsibility of reviewing and investigating any conflicts of interest involving management and our board of directors. Our amended and restated certificate of incorporation renounces any interest or expectancy of us in business opportunities that are offered to officers, directors or stockholders who are not our or our subsidiaries' employees to the fullest extent permitted by the Delaware General Corporation Law. See "Description of Capital Stock."

The Acquisition

          Pursuant to an asset purchase agreement entered into between FPH and OfficeMax, FPH acquired OfficeMax's paper, packaging and newsprint operations, wood products manufacturing, building materials distribution and timberlands operations for an aggregate purchase price of $3.9 billion in cash and installment notes, including fees and expenses. Of the purchase price, $1.7 billion was allocated to the timberlands operations and $2.2 billion was allocated to the remaining assets. FPH owns and operates the paper and forest products businesses through us. The timberlands operations were sold by Boise Land & Timber Corp., a sister corporation that is majority-owned by FPH, on February 4, 2005. See "—Timberlands Sale."

          For five years after the closing of the Acquisition, OfficeMax may not compete with us anywhere in the United States in the businesses purchased in the Acquisition, nor may OfficeMax induce or attempt to induce any customer to terminate or reduce its relationship with us.

          Until October 29, 2006, we must maintain health and welfare benefit plans, defined contribution retirement plans and severance benefits that will provide transferred employees with plans and benefits that are, in the aggregate, comparable to those offered by OfficeMax prior to the closing of the Acquisition.

          The asset purchase agreement contains customary representations, warranties and covenants, including an obligation by OfficeMax to indemnify us for breaches of representatives, warranties and covenants. OfficeMax's indemnification obligations with respect to such breaches generally survive until April 29, 2006, with indemnification obligations with respect to breaches relating to employee and environmental law matters surviving until October 29, 2009. OfficeMax's indemnification obligations for breaches of representations, warranties and covenants are, with certain exceptions, subject to a deductible of $20.7 million and an aggregate cap of $248.9 million. OfficeMax also indemnifies us with respect to certain pre-closing liabilities, including environmental, asbestos, tax, benefits and other legacy liabilities.

          We currently indemnify and hold harmless each of our present or former officers, directors or employees against all claims, losses, liabilities, damages and other costs and expenses arising out of or pertaining to the fact that the indemnified party is or was an officer, director or employee of ours or our subsidiaries for matters existing or occurring prior to the completion of the Acquisition.

  Purchase of Equity Interests in Us and Boise Land & Timber Holdings Corp.

          In connection with the Acquisition, FPH and OfficeMax capitalized us with approximately $338.9 million in equity capital, $302.5 million of which consisted of Series B common units and $36.4 million of which consisted of Series A common units. Boise Land & Timber Holdings Corp. was capitalized in connection with the Acquisition with approximately $276.1 million in equity capital in the form of common stock, $246.5 million of which consisted of Series B common stock and $29.6 million of which consists of Series A common stock.

          FPH was issued approximately 80.1% of each of our Series B common units and Boise Land & Timber Holdings Corp.'s Series B common stock in exchange for cash contributions of approximately $242.4 million and $197.6 million, respectively. OfficeMax was issued approximately 19.9% of our Series B common units and all of our Series A common units in exchange for cash contributions of $60.1 million and $36.4 million, respectively. An affiliate of OfficeMax was issued approximately 19.9% of Boise Land & Timber Holdings Corp.'s Series B common stock and all of its Series A common stock in exchange for cash contributions of $48.9 million and $29.6 million, respectively.

          In addition, on December 12, 2004, we and Boise Land & Timber Holdings Corp. each issued additional equity securities to FPH so that both FPH and OfficeMax would proportionately bear any dilution caused by the 35,600,120 FPH Class C units issued to approximately 170 of our senior managers on such date.

  Paper Supply Agreement

          In connection with the Acquisition, we entered into a 12-year paper supply agreement with OfficeMax under which OfficeMax is required to purchase from us all of its North American requirements for cut-size office paper, to the extent we choose to supply such paper to them, through December 2012. OfficeMax's purchase obligations under the agreement will phase out over a four-year period beginning one year after the delivery of notice of termination, but not prior to December 31, 2012.

  Additional Consideration Agreement

          In connection with the Acquisition, we entered into a six-year agreement with OfficeMax. Under the agreement, OfficeMax will pay us $710,000 for each dollar by which the average market price per ton of a specified benchmark grade of cut-size office paper during any twelve-month period ending on an anniversary of the closing of the Acquisition, or the annual paper price, is less than $800 per ton. In addition, we will pay $710,000 to OfficeMax for each dollar by which the annual paper price exceeds $920 per ton. Neither party will be obligated to make payments under the agreement (1) in excess of $45.0 million in any one year or (2) in excess of $125.0 million in the aggregate during the first four years following the closing, $115.0 million in the aggregate if the determination is made during the fifth year following the closing, and $105.0 million in the aggregate if the determination is made during the sixth year following the closing, in each case net of payments received (the "Maximum Aggregate Consideration"). If a party has paid the Maximum Aggregate Consideration during the first four years following the closing, the party will not be entitled to recoup in years five or six the amount previously paid in excess of the Maximum Aggregate Consideration applicable in years five and six. This agreement is scheduled to expire as of the earliest of (1) six years after the closing, (2) the sale of 50% or more of the outstanding common equity (as measured on October 29, 2004) of Boise Cascade, L.L.C., our subsidiary, in an underwritten public offering, (3) the sale or transfer by Boise Cascade, L.L.C. of more than 50% of its common equity in Boise White Paper, L.L.C. (the subsidiary that operates our Paper segment) and (4) termination by either party upon a payment default by the other party not cured within 30 days. In connection with the asset purchase agreement, FPH represented to OfficeMax that no change of control or sale transaction involving the white paper business was contemplated as of that date and that FPH will not sell its white paper business during the first six months after closing. We do not anticipate that the completion of this offering will trigger the expiration of the additional consideration agreement.

          Any payments made or received pursuant to the additional consideration agreement will be treated as adjustments to the purchase price for the Acquisition.

  Shared Service Agreements With OfficeMax

          Concurrently with the Acquisition, we and OfficeMax entered into a mutual administrative services agreement pursuant to which we and OfficeMax exchange certain accounting and financial management, legal, human resources and transportation services for terms ranging from two to fourteen months after the Acquisition. Substantially all of the services to be performed under this agreement are provided by us for OfficeMax. In addition, we also entered into an aviation services agreement under which we agreed to provide aviation services to OfficeMax for an initial term of eight months following the Acquisition, subject to extension at both parties' option. Fees for substantially all of the services provided under these agreements equal the provider's cost.

  Registration Rights Agreement

          In connection with the Acquisition, we entered into a registration rights agreement with FPH and OfficeMax with respect to the equity interests they own in us. Under the registration rights agreement, (a) FPH has the right to demand that we effect an unlimited number of registrations of its equity interests, whether pursuant to a long-form registration statement or a short-form registration, and pay all expenses, other than underwriting discounts and commissions, related to such registrations and (b) after the earlier of the fifth anniversary of the completion of the Acquisition or completion of an initial public offering by us, OfficeMax has the right to demand that we effect (1) seven registrations of its equity interests on a long-form registration statement and pay all expenses, other than underwriting discounts and commissions, related to any two of such registrations (with OfficeMax paying all expenses relating to the other five of such registrations) and (2) an unlimited number of registrations of its equity interests on a short-form registration statement and pay all expenses, other than underwriting discounts and commissions, related to such registrations. In addition, FPH and OfficeMax have the right to participate in registrations of our equity interests effected by us, whether such registrations relate to an offering by us or by our stockholders.

  Acquisition Fees

          At the closing of the Acquisition, Madison Dearborn received a fee of $40 million. Madison Dearborn may be paid additional fees from time to time in the future for providing management, consulting or advisory services and will be reimbursed for all future expenses incurred in connection with its investment in us.

          Messrs. Mencoff, Souleles, McGowan and Alsikafi, who are our directors, are employed by Madison Dearborn, which will indirectly own approximately 69.0% of our common stock following this offering.

Relationship Between Us and Boise Land & Timber Holdings Corp.

          Prior to the Timberlands Sale, FPH operated our business and the timberlands operations through two direct, majority-owned subsidiaries. The timberlands operations supplied timber to us at prices that approximated market prices. Our fiber purchases from the timberlands operations were $120.0 million and $17.6 million during 2004 and the three months ended March 31, 2005, respectively, and were reflected as "fiber costs from related parties" in our statement of income. These sales, as well as the allocation of certain corporate, overhead and labor costs, were reflected through the adjustment of an intercompany note. See "—Loans Between Us and Boise Land & Timber Corp.," Note 11 to our audited consolidated financial statements and Note 9 to our unaudited consolidated financial statements, in each case included in this prospectus.

  Loans Between Us and Boise Land & Timber Corp.

          In connection with the Acquisition, our subsidiary, Boise Cascade, L.L.C., loaned $164 million to Boise Land & Timber Corp., a subsidiary of Boise Land & Timber Holdings Corp., a sister corporation that is majority-owned by FPH. This loan bore interest at a rate of 6% per annum. The principal amount of the loan was adjusted from time to time to reflect the payments between these companies for allocated costs and expenses. This loan had a balance, including accrued interest, of $159.5 million on February 4, 2005 and was repaid from the proceeds of the Timberlands Sale.

          In connection with the Timberlands Sale, Boise Land & Timber Corp. loaned Boise Cascade, L.L.C. $264.8 million of the proceeds from such sale to make a mandatory repayment of indebtedness under our senior credit facilities. This note bears interest at 8% per annum, compounded semi-annually, is subject to adjustment based on transactions between the two entities and will be repaid with a portion of the proceeds of this offering. See "Use of Proceeds." The loan balance was $256.1 million on March 31, 2005.

  Timberlands Sale

          On February 4, 2005, we and Boise Land & Timber Corp., a subsidiary of Boise Land & Timber Holdings Corp., completed the Timberlands Sale to entities controlled by Forest Capital Partners, LLC, an unaffiliated private equity investment firm, for an aggregate purchase price of $1,650 million, with net cash proceeds of $1,632 million after fees and expenses. The purchase and sale agreement entered into in connection with the Timberlands Sale contains customary representations, warranties and covenants, including an obligation by us and Boise Land & Timber Corp. to indemnify the purchasers for breaches of representations, warranties and covenants. Our indemnification obligations, with certain exceptions, survive until February 4, 2006 and are subject to a deductible of $16.5 million and an aggregate cap of $100.0 million. In addition, the purchasers have agreed that, if the events giving rise to an indemnification claim against us and Boise Land & Timber Corp. also give rise to an indemnification claim against OfficeMax under OfficeMax's indemnification obligations arising from its sale of the timberlands operations, the purchasers will pursue remedies directly and exclusively against OfficeMax. In connection with the foregoing, FPH assigned to the purchasers all of its rights to indemnification by OfficeMax with respect to the timberlands operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Effects of the Acquisition—Wood Fiber Supply."

          We received an aggregate of $408.8 million in connection with the Timberlands Sale, including $159.5 million paid by Boise Land & Timber Corp. in satisfaction of a note issued to us concurrently with the Acquisition and $264.8 million in the form of a loan from Boise Land & Timber Corp. We used all of these amounts to reduce amounts outstanding under our Tranche B term loan. Boise Land & Timber Corp. used the remaining $1,225.0 million of the proceeds to repay in full its Tranche C term loan.

Proceeds of this Offering

          Our board of directors intends to declare and pay a dividend to holders of our Class B common stock in the amount of approximately $75.2 million (assuming an initial public offering price of $25.00, the midpoint of the range set forth on the cover page of this prospectus). We expect that FPH will distribute all of the proceeds it receives from this dividend to its equityholders, consisting of Madison Dearborn and members of our management. We will also use approximately $38.0 million of the proceeds from this offering to redeem from OfficeMax all of our outstanding preferred stock. See "Reorganization as a Corporation" for details on the exchange of our Series A common units for preferred stock.

          In addition, we will use a portion of the proceeds of this offering to repay the loan to Boise Land & Timber Corp. in an estimated aggregate amount of $257.5 million, including accrued and unpaid interest as of the closing of this offering. We expect that Boise Land & Timber Corp. will distribute the proceeds from the repayment of this loan to its parent, Boise Land & Timber Holdings Corp., which will use the proceeds to redeem its Series A stock from a subsidiary of OfficeMax, including accrued and unpaid dividends. The Series A stock is expected to have a liquidation value of $31.0 million, including accrued and unpaid dividends, as of the closing of this offering. Boise Land & Timber Holdings Corp. will use the remainder of the proceeds to pay a dividend on its Series B common stock, which is held by FPH and a subsidiary of OfficeMax. FPH will use the net proceeds it receives in connection with this offering to purchase shares of all of our common stock held by OfficeMax at a price per share equal to the inital public offering price less the underwriting discount.

          The following chart sets forth the estimated amount of the net proceeds of this offering that would be received by MDP, OfficeMax and its subsidiary and by each of our named executive officers, assuming an initial offering price of $25.00, the midpoint of the range set forth on the cover page of this prospectus.

	Proceeds
Holder	Assuming the underwriters' option is not exercised	Assuming the underwriters' option is exercised in full
	(dollars in thousands)
Madison Dearborn Capital Partners IV, L.P.	$15,050	$68,807
OfficeMax Incorporated and its subsidiary	354,866	354,866
W. Thomas Stephens	143	656
John W. Holleran	36	164
Thomas E. Carlile	30	139
Stanley R. Bell	27	121
Thomas A. Lovlien	14	66

Amended and Restated Going Public Agreement

          We, along with FPH, Boise Land & Timber Holdings Corp. and OfficeMax, entered into an Amended and Restated Going Public Agreement pursuant to which the parties acknowledged the proposed plan of reorganization described in "Reorganization as a Corporation," including, among other things, our conversion to a corporation and our repurchase of our preferred stock. FPH and OfficeMax also agreed to waive all "piggyback" registration rights to which they would otherwise be entitled in connection with this offering.

          FPH has also agreed that, if this offering is completed on or prior to May 31, 2005, it will use the cash proceeds received by it in connection with this offering, including any proceeds it receives in connection with the exercise of the underwriters' over-allotment option, to purchase shares of our common stock from OfficeMax at a price per share equal to the initial public offering price less the underwriting discount. Assuming an initial public offering price of $25.00 (the midpoint of the range set forth on the cover page of this prospectus) and the full exercise of the underwriters' over-allotment option, FPH will receive approximately $286.9 million of cash proceeds from this offering, of which $214.8 million will be used to purchase shares of all of our common stock held by OfficeMax. We have agreed with OfficeMax that, as a condition to its obligation to sell shares of its Class B common stock to FPH, prior to executing the underwriting agreement related to this offering, we will first receive its written consent to the number of shares of Class A common stock to be sold in this offering and the initial public offering price per share.

DESCRIPTION OF CERTAIN DEBT

Senior Credit Facilities

  General

          In connection with the Acquisition, we entered into term loan and revolving credit facilities, which we refer to as our senior credit facilities, with JPMorgan Chase Bank, N.A. as administrative agent, J.P. Morgan Securities Inc. and Lehman Brothers Inc. as joint-lead arrangers and joint book-runners and Lehman Commercial Paper Inc. as syndication agent. Under the term loan facilities, Boise Cascade, L.L.C., one of our direct subsidiaries, borrowed a seven-year tranche B term loan in a principal amount of $1,330.0 million and Boise Land & Timber Corp., a sister corporation, borrowed a six-year tranche C term loan in a total principal amount of $1,225.0 million. In February 2005, Boise Land & Timber Corp. repaid in full the tranche C term loan from the proceeds of the Timberlands Sale. Also in February 2005, Boise Cascade, L.L.C. prepaid $412.0 million of the tranche B term loan with the amounts it received from Boise Land & Timber Corp. as a loan and as a repayment of an existing loan, as well as a modest amount of cash on hand. Boise Cascade, L.L.C. is the borrower under the six-year revolving credit facility, which has a principal amount of up to $400.0 million, available for general corporate purposes, subject to certain conditions.

  Guarantees and Security Interests

          The obligations under our senior credit facilities and any interest rate protection and other permitted hedging arrangements and overdrafts resulting from cash management arrangements, in each case entered into with one of the lenders under our senior credit facilities, are jointly and severally guaranteed by us and by each of our existing or subsequently organized domestic subsidiaries, which we refer to collectively as Guarantors.

          Our borrowings under our senior credit facilities and the guarantees described above are (subject to limited exclusions) secured by:

  •
  a perfected first priority pledge of all of the capital stock or other equity interest of each of our subsidiaries (which pledge, in the case of voting equity of any foreign subsidiaries, is 65% of the voting equity of first-tier foreign subsidiaries); and

  •
  a perfected first priority security interest in, and mortgages on, substantially all of our and the Guarantors' tangible and intangible assets (including accounts, chattel paper, deposit accounts, instruments, letter of credit rights, inventory, equipment, commercial tort claims, intellectual property, intercompany indebtedness, general intangibles, real property), cash and proceeds of the foregoing.

  Interest Rates and Fees

          As of March 31, 2005, borrowings under our senior credit facilities bore interest, at our option, at either, in the case of the revolving credit facility, Adjusted LIBOR plus an interest rate spread based upon our leverage ratio, ranging from 1.50% to 2.25%, or the alternate base rate plus an interest rate spread based upon our leverage ratio, ranging from 0.50% to 1.25%, and, in the case of the tranche B term loan, Adjusted LIBOR plus 2.25% or the alternate base rate plus 1.25%. Adjusted LIBOR is the rate appearing on Page 3750 of the Dow Jones Market Service, plus statutory reserve requirements. Our credit agreement defines the alternate base rate as the higher of (1) the prime rate announced by JPMorgan Chase Bank, N.A. or (2) the federal funds effective rate plus 0.50%.

          Letters of credit are subject to a 0.25% fronting fee, payable to the issuing bank, and a fee payable to the lenders equal to the product of the margin applicable to Adjusted LIBOR borrowings under our revolving credit facility multiplied by the daily average amount available for drawing under the letters of credit. In addition, the senior credit facilities provide for an annual administration fee to be paid to the administrative agent, and a commitment fee of 0.50% per annum on the average daily unused amount under the revolving credit facility to be paid to the lenders.

  Mandatory and Optional Repayment

          Subject to certain exceptions and limitations, including, under some circumstances, for reinvestment of proceeds, under the debt covenants in effect as of March 31, 2005, we were required to prepay outstanding term loans under our senior credit facilities with 50% of our excess cash flow (as defined in our credit agreement), 100% of the net cash proceeds of certain asset dispositions, 100% of casualty or condemnation proceeds, 100% of the net cash proceeds of issuances of debt (other than debt permitted to be outstanding under our credit agreement) and 50% of the net cash proceeds of certain issuances of equity, including this offering. We obtained consent from the lenders, under an amendment and restatement of our senior credit facilities, to permit the use of the equity proceeds as described in this prospectus and to permit future dividend payments on our common stock. See "—Amendment and Restatement."

          We may voluntarily prepay loans or reduce commitments under our senior credit facilities at any time, in whole or in part, subject to minimum amounts. If we prepay Eurodollar loans at any time other than at the end of an applicable interest period, we will be required to reimburse lenders for their redeployment costs.

  Covenants

          Our senior credit facilities contain negative and affirmative covenants affecting us and each of our existing and future direct and indirect subsidiaries, with certain exceptions as set forth in the credit agreement. Our senior credit facilities contain, among others, the following negative covenants and restrictions: limitations on indebtedness, preferred stock, dividends and other restricted junior payments, redemptions and repurchases of capital stock, liens and sale-leaseback transactions, loans and investments, mergers, consolidations, liquidations, recapitalizations, acquisitions and asset sales, transactions with affiliates, changes in business conducted, amendments of debt and other material agreements, prohibitions on certain debt prepayments and redemptions and repurchases of interest rate swap agreements. Our senior credit facilities also require us and our existing and future direct and indirect wholly-owned subsidiaries, with certain exceptions set forth in our credit agreement, to meet certain financial covenants and ratios, in particular a leverage ratio, an interest coverage ratio and a limitation on capital expenditures.

          Our senior credit facilities contain, among others, the following affirmative covenants: delivery of financial and other information to the administrative agent, notice to the administrative agent of the occurrence of certain material events, maintenance of corporate existence and rights, payment of obligations, maintenance of properties and insurance, access to books and properties by the lenders, compliance with laws, further assurances, payment of taxes and maintenance of interest rate protection agreements.

  Events of Default

          Our senior credit facilities specify certain events of default, including: failure to pay principal, interest or other amounts, violation of covenants, inaccuracy of representations and warranties, cross events of default and cross accelerations to other material indebtedness, certain bankruptcy and insolvency events, certain ERISA events, certain undischarged judgments, change of control, failure to maintain liens on the collateral and invalidity of guarantees or security or other loan documents.

  Amendment and Restatement

          On April 18, 2005, we amended and restated our senior credit facilities, which now consist of a $840.0 million Tranche D term loan and a $475.0 million revolving credit facility. Under the terms of our amended and restated credit agreement, until such time as the senior credit facilities are rated BB or better by S&P and Ba2 or better by Moody's, borrowings under the Tranche D term loan bear interest at the following rates:

  •
  in the case of alternate base rate loans, the alternate base rate plus 0.75% per annum; and

  •
  in the case of Eurodollar loans, adjusted LIBOR plus 1.75% per annum.

After such time as the senior credit facilities are rated BB or better by S&P and Ba2 or better by Moody's, borrowings under the Tranche D term loan will bear interest at the following rates:

  •
  in the case of alternate base rate loans, the alternate base rate plus 0.50% per annum; and

  •
  in the case of Eurodollar loans, adjusted LIBOR plus 1.50% per annum.

We are required to make scheduled principal payments on the Tranche D term loan in the amount of approximately $6.3 million in 2005, $8.4 million in each of 2006 through 2009 and $6.3 million in 2010. The Tranche D term loan will mature on October 28, 2011. The maturity and interest rate on our revolving credit facility did not change as a result of this amendment and restatement.

          The amendment and restatement also permits us to complete this offering and use the proceeds from this offering in the manner described in this prospectus. Furthermore, the amended and restated senior credit facilities permit the payment of dividends in an amount not to exceed the sum of:

  •
  50% of our consolidated net income since October 29, 2004 (or, in the case such consolidated net income is a deficit, minus 100% of such deficit); plus

  •
  50% of the net proceeds received by us from the issuance or sale of capital stock, subject to certain exceptions.

          Notwithstanding such restrictions, the amended and restated senior credit facilities permit us to declare and pay dividends in an aggregate amount of $35.0 million, whether or not the foregoing formula would permit the declaration and payment of dividends. The payment of dividends pursuant to this exception would, however, reduce the amount of dividends that could be paid pursuant to the formula described above.

Senior Floating Rate Notes and Senior Subordinated Notes

  General

          Two of our subsidiaries, Boise Cascade, L.L.C. and Boise Cascade Finance Corporation, are co-issuers of $250.0 million in aggregate principal amount of Senior Floating Rate Notes due 2012 and $400.0 million in aggregate principal amount of 7 1/8% Senior Subordinated Notes due 2014 under an indenture dated October 29, 2004 among the co-issuers, the guarantors named therein and U.S. Bank National Association, as trustee. Interest on the senior floating rate notes accrues at a rate per annum, reset quarterly, equal to LIBOR plus 2.875%. The co-issuers may issue an unlimited principal amount of additional notes having identical terms and conditions as the original notes, provided that we are in compliance with the covenants contained in the indenture. Any additional notes of either series will be part of the same issue as the currently outstanding notes of that series and will vote on all matters with the holders of the original notes. The senior floating rate notes mature on October 15, 2012 and the senior subordinated notes mature on October 15, 2014. Interest on the senior floating rate notes is payable quarterly on January 15, April 15, July 15 and October 15 of each year. Interest on the senior subordinated notes is payable semi-annually on April 15 and October 15 of each year. The net proceeds of the sale of the senior floating rate notes and the senior subordinated notes were used, together with the other debt and equity financings, to fund the Acquisition.

  Ranking

          Senior Floating Rate Notes.    The senior floating rate notes are general unsecured obligations of the co-issuers and rank senior in right of payment to all of our existing and future indebtedness that is expressly subordinated in right of payment to the senior floating rate notes. The senior floating rate notes rank equally in right of payment with all of our existing and future indebtedness that is not so subordinated and are effectively subordinated to all of our secured indebtedness to the extent of the value of the assets that secure that indebtedness and to liabilities of our subsidiaries that do not guarantee the senior floating rate notes. In the event of bankruptcy, liquidation, reorganization or other winding up of the co-issuers or guarantors of the senior floating rate notes or upon a default in payment with respect to, or the acceleration of, any indebtedness under the senior credit facilities or other secured indebtedness, the assets that secure such indebtedness will be available to pay obligations on the senior floating rate notes and the related guarantees only after all indebtedness under the senior credit facilities and other secured indebtedness have been repaid in full from such assets.

          Senior Subordinated Notes.    The senior subordinated notes are general unsecured obligations of the co-issuers and rank junior in right of payment to all of our existing and future senior indebtedness, including any indebtedness under our senior credit facilities and the senior floating rate notes, and any guarantees thereof. The senior subordinated notes rank equally in right of payment with any of our existing and future senior subordinated indebtedness and senior in right of payment to any of our future indebtedness that is expressly subordinated. The senior subordinated notes are effectively subordinated to all of our secured indebtedness to the extent of the value of the assets that secure that indebtedness and to liabilities of our subsidiaries that do not guarantee the senior subordinated notes. In the event of bankruptcy, liquidation, reorganization or other winding up of the co-issuers or guarantors of the senior subordinated notes or upon a default in payment with respect to, or the acceleration of, any indebtedness under the senior credit facilities or other secured indebtedness, the assets that secure such indebtedness will be available to pay obligations on the senior subordinated notes and the related guarantees only after all indebtedness under the senior credit facilities and other secured indebtedness have been repaid in full from such assets.

  Note Guarantees

          We and all of our domestic subsidiaries (other than the co-issuers) have, jointly and severally, unconditionally guaranteed on a senior unsecured basis the co-issuers' obligations under the senior floating rate notes and guaranteed on a senior subordinated unsecured basis the co-issuers' obligations under the senior subordinated notes.

  Optional Redemption

  Senior Floating Rate Notes

          We may redeem all or a part of the senior floating rate notes at any time at the following redemption prices (expressed as a percentage of the principal amount) plus accrued interest to the redemption date if redeemed during the 12-month period commencing on October 15 of the years set forth below:

Period	Redemption Price
2004	103.000%
2005	102.000%
2006	101.000%
2007 and thereafter	100.000%

  Senior Subordinated Notes

          Optional Redemption on and after October 15, 2009.    On and after October 15, 2009, we may redeem all or a part of the senior subordinated notes at any time at the following redemption prices (expressed as a percentage of the principal amount) plus accrued interest to the redemption date if redeemed during the 12-month period commencing on October 15 of the years set forth below:

Period	Redemption Price
2009	103.563%
2010	102.375%
2011	101.188%
2012 and thereafter	100.000%

          Optional Redemption from Proceeds of Equity Offerings.    Prior to October 15, 2007, we may at our option, on one or more occasions, redeem senior subordinated notes in an aggregate principal amount not to exceed 40% of the aggregate principal amount of the senior subordinated notes originally issued at a redemption price (expressed as a percentage of principal amount) of 107.125%, plus accrued and unpaid interest to the redemption date, with the net cash proceeds from one or more equity offerings; provided that (1) at least 60% of such aggregate principal amount of senior subordinated notes remains outstanding immediately after the occurrence of each such redemption (other than senior subordinated notes held, directly or indirectly, by the issuers or their affiliates) and (2) each such redemption occurs within 90 days after the date of the related equity offering.

          Make-Whole Redemption.    Prior to October 15, 2009, we may redeem the senior subordinated notes in whole or in part on one or more occasions upon not less than 30 nor more than 60 days' notice at a redemption price equal to the sum of:

  (1)
  100% of the principal amount thereof, plus accrued and unpaid interest thereon to the redemption date; plus

  (2)
  the applicable Make-Whole Amount, if any.

          The term "Make-Whole Amount" means, in connection with any optional redemption of any senior subordinated note, the greater of (1) 1.0% of the principal amount of such senior subordinated note and (2) the excess, if any, of (A) the aggregate present value as of the date of such redemption of the redemption price of such senior subordinated note on October 15, 2009 (as set forth in the table above) and the amount of interest (exclusive of interest accrued to the redemption date) that would have been payable in respect of such senior subordinated note through October 15, 2009 if such redemption had not been made, determined by discounting, on a semiannual basis, such redemption price and interest at the Treasury Rate (determined on the business day preceding the date of such redemption) plus 0.5%, from the respective dates on which such redemption price and interest would have been payable if such redemption had not been made, over (B) the principal amount of the senior subordinated note being redeemed.

          "Treasury Rate" means, in connection with the calculation of any Make-Whole Amount with respect to any senior subordinated note, the yield to maturity at the time of computation of United States Treasury securities with a constant maturity, as compiled by and published in the most recent Statistical Release that has become publicly available at least two business days prior to the redemption date, equal to the period from the redemption date to October 15, 2009. If no maturity exactly corresponds to such period, yields for the published maturities occurring prior to and after such maturity most closely corresponding to such maturity shall be calculated pursuant to the immediately preceding sentence and the Treasury Rate shall be interpolated from such yields on a straight-line basis, rounding in each of such relevant periods to the nearest month.

          "Statistical Release" means the statistical release "H.15(519)" or any successor publication which is published weekly by the Federal Reserve System and which establishes yields on actively traded U.S. government securities adjusted to constant maturities or, if such statistical release is not published at the time of any determination, then such other reasonably comparable index which shall be designated by the Trustee.

  Change of Control

          If we experience certain kinds of changes of control, we will be required to offer to repurchase the notes at a price equal to 101% of their aggregate principal amount plus accrued and unpaid interest to the date of purchase. This offering will not result in a change in control for purposes of the notes.

  Events of Default

          The indenture governing the notes contains customary events of default, including payment defaults, covenant defaults, certain cross-defaults to mortgages, indentures or other instruments, certain events of bankruptcy and insolvency, judgment defaults, and failure of any guaranty of the notes to be in full force and effect.

  Covenants

          The indenture governing the notes contains covenants for the benefit of the holders of the notes that, among other things, limit our ability to:

  •
  make certain payments in respect of equity;

  •
  incur additional indebtedness;

  •
  create liens on our assets;

  •
  incur payment restrictions affecting restricted subsidiaries;

  •
  enter into transactions with our stockholders and affiliates;

  •
  sell or issue capital stock of restricted subsidiaries;

  •
  sell assets; and

  •
  enter into merger, consolidation or sale transactions involving substantially all of our assets.

          These limitations are subject to qualifications and exceptions.

          The indenture governing the notes prohibits us from paying dividends or making other distributions unless certain conditions are satisfied. Specifically, we are only permitted to pay dividends and make other distributions if (1) no default has occurred and is continuing (or would result therefrom) under the indenture, (2) our consolidated coverage ratio, as defined in the indenture, is at least 2.0 to 1.0 after giving effect to such dividend or distribution and (3) the aggregate amount of such dividend or distribution and all other restricted payments, as defined in the indenture, declared or made since October 29, 2004 does not exceed the sum of:

  •
  50% of our consolidated net income since October 29, 2004 (or, in case such consolidated net income shall be a deficit, minus 100% of such deficit);

  •
  100% of the aggregate net cash proceeds and 100% of the aggregate net fair value of property other than cash received by us from the issuance or sale of capital stock subsequent to October 29, 2004;

  •
  the amount by which our indebtedness is reduced by the conversion or exchange after October 29, 2004 of any indebtedness convertible or exchangeable for our capital stock; and

  •
  the amount equal to the net reduction in restricted investments made after October 29, 2004.

          Notwithstanding such restrictions, the indenture permits us to make restricted payments in an aggregate amount of $35.0 million, whether or not the foregoing formula or the conditions to its use are satisfied, other than the requirement that no default has occurred and is continuing (or would result therefrom). The payment of dividends pursuant to this exception would, however, reduce the amount of dividends that would be payable pursuant to the formula described above.

  Exchange Offer

          We have agreed with the holders of the notes to exchange all of the notes for exchange notes, which exchange notes will have terms that are substantially the same as those of the notes, but will be registered under the Securities Act. We will not receive any proceeds as a result of this exchange.

DESCRIPTION OF CAPITAL STOCK

          The discussion set forth below describes our capital stock, amended and restated certificate of incorporation and by-laws as they will be in effect upon consummation of this offering. Our authorized capital stock consists of 250,000,000 shares of common stock, $0.01 par value per share, 150,000,000 shares of which are designated Class A common stock and 100,000,000 shares of which are designated Class B common stock, and 40,000,000 shares of preferred stock, par value $0.01 per share. Upon completion of this offering and the application of the net proceeds thereof, there are expected to be 20,948,246 shares of Class A common stock, 46,051,754 shares of Class B common stock and no shares of preferred stock issued and outstanding. We refer to the Class A common stock and the Class B common stock collectively as the "common stock." Our amended and restated certificate of incorporation and by-laws are included as exhibits to the registration statement of which this prospectus forms a part.

Common Stock

          All of our existing common stock is, and the shares of Class A common stock being offered by us in this offering will be, upon payment therefor, validly issued, fully paid and nonassessable. As of March 31, 2005, giving effect to our conversion to a corporation as described under "Reorganization as a Corporation," there were no record holders of our Class A common stock and two record holders of our Class B common stock.

          Dividend Rights.    Subject to preferences that may apply to shares of our outstanding preferred stock, holders of our outstanding shares of common stock are entitled to receive dividends out of assets legally available at the times and in the amounts as the board of directors may from time to time determine. For more information, see "Dividend Policy and Restrictions." Our amended and restated certificate of incorporation provides that our board of directors will declare, and we will pay, out of any funds legally available therefor, the following dividends to holders of our Class B common stock (assuming an initial public offering price of $25.00 per share, which is the midpoint of the price range on the cover page of this prospectus):

  •
  The Special Dividend, which we estimate will be approximately $75.2 million and which we expect to pay from any net proceeds from this offering remaining after the redemption of our preferred stock from OfficeMax, the repayment of our loan from Boise Land & Timber Corp. and the payment of fees and expenses, as described under "Use of Proceeds."

  •
  A cash dividend, which we expect to pay from the net proceeds we receive from any sale of shares of our Class A common stock pursuant to the underwriters' over-allotment option and which we estimate will total $56.4 million if the underwriters' over-allotment option is exercised in full.

  •
  A stock dividend consisting of shares of our Class A common stock to the extent the underwriters' over-allotment option is not exercised, which we expect will be paid shortly after the expiration of the underwriters' over-allotment option.

          These dividends will be payable to the holders of our Class B common stock on the record date established by our board of directors.

          Voting Rights.    Each outstanding share of common stock is entitled to one vote on all matters submitted to a vote of stockholders. The holders of Class A common stock and Class B common stock will vote as a single class on all matters with respect to which the holders of common stock are entitled to vote, except as otherwise required by law and except that, in addition to any other vote of stockholders required by law, the approval of the holders of a majority of the outstanding shares of Class B common stock, voting as a separate class, is also required to approve any amendment to our amended and restated certificate of incorporation or by-laws, whether by merger, consolidation or otherwise by operation of law, which would adversely affect the rights of the holders of Class B common stock. The holders of common stock do not have cumulative voting rights in the election of directors.

          Preemptive or Similar Rights.    Our common stock is not entitled to preemptive or other similar subscription rights to purchase any of our securities.

          Conversion Rights.    The Class A common stock is not convertible. The Class B common stock may be converted at any time at the option of the holder into Class A common stock and will be automatically converted upon the conversion of a majority of the Class B common stock.

          Right to Receive Liquidation Distributions.    Upon our liquidation, dissolution or winding up, the holders of our common stock are entitled to receive pro rata our assets which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of preferred stock then outstanding.

          NYSE Listing.    The Class A common stock has been approved for listing on the NYSE under the symbol "BCC." The Class B common stock will not be listed on any exchange.

Preferred Stock

          Following this offering, our board of directors may, without further action by our stockholders, from time to time, direct the issuance of shares of preferred stock in series and may, at the time of issuance, determine the rights, preferences and limitations of each series. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of our liquidation, dissolution or winding-up before any payment is made to the holders of shares of common stock. Under specified circumstances, the issuance of shares of preferred stock may make it more difficult to complete, or tend to discourage, a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management. Upon the affirmative vote of a majority of the total number of directors then in office, the board of directors, without stockholder approval, may issue shares of preferred stock with voting and conversion rights which could adversely affect the holders of shares of common stock. Upon consummation of this offering and the application of the net proceeds thereof, there will be no shares of preferred stock outstanding, and we have no present intention to issue any shares of preferred stock.

Anti-takeover Effects of our Amended and Restated Certificate of Incorporation and By-laws

          Our amended and restated certificate of incorporation and by-laws will contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and which may have the effect of delaying, deferring or preventing a future takeover or change in control of the company unless such takeover or change in control is approved by our board of directors.

          These provisions include:

          Classified Board.    Our amended and restated certificate of incorporation will provide that our board of directors will be divided into three classes of directors, with the classes as nearly equal in number as possible. As a result, approximately one-third of our board will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board. Our amended and restated certificate of incorporation will provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed in the manner provided in the by-laws and the by-laws will provide that the number of directors will be fixed from time to time solely pursuant to a resolution adopted by two-thirds of the board of directors.

          Action by Written Consent; Special Meetings of Stockholders.    Our amended and restated certificate of incorporation provides that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting, provided that the existing stockholders shall be permitted to take action by written consent for so long as the existing stockholders continue to hold 50% or more of our outstanding voting stock. Our amended and restated certificate of incorporation and the by-laws provide that, except as otherwise required by law, special meetings of the stockholders can only be called by the chief executive officer or pursuant to a resolution adopted by a majority of the board of directors. Stockholders are not permitted to call a special meeting or to require the board of directors to call a special meeting.

          Advance Notice Procedures.    Our by-laws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors. Stockholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our Secretary timely written notice, in proper form, of the stockholder's intention to bring that business before the meeting. Although the by-laws do not give our board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the by-laws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or defer a potential acquiror from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the company.

          Supermajority Approval Requirements.    The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or by-laws, unless either a corporation's certificate of incorporation or by-laws require a greater percentage. Our amended and restated certificate of incorporation and by-laws provide that the affirmative vote of holders of at least 66 2/3% of the total votes eligible to be cast in the election of directors will be required to amend, alter, change or repeal the provisions related to the classified board, advance notice procedures and the taking of action by written consent. This requirement of a supermajority vote to approve amendments to our amended and restated certificate of incorporation and by-laws could enable a minority of our stockholders to exercise veto power over any such amendments.

          Authorized but Unissued Shares.    Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of a majority of our common stock by means of a proxy contest, tender offer, merger or otherwise.

Anti-takeover Effects of Delaware Law

          Section 203 of the Delaware General Corporation Law provides that, subject to exceptions specified therein, an "interested stockholder" of a Delaware corporation shall not engage in any "business combination," including mergers or consolidations or acquisitions of additional shares of the corporation, with the corporation for a three-year period following the time that such stockholder becomes an interested stockholder unless:

  •
  prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

  •
  upon consummation of the transaction which resulted in the stockholder becoming an "interested stockholder," the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding specified shares); or

  •
  on or subsequent to such time, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% percent of the outstanding voting stock not owned by the interested stockholder.

Under Section 203, the restrictions described above also do not apply to specified business combinations proposed by an interested stockholder following the announcement or notification of one of specified transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors, if such transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.

          Except as otherwise specified in Section 203, an "interested stockholder" is defined to include:

  •
  any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination; and

  •
  the affiliates and associates of any such person.

Under some circumstances, Section 203 makes it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period. We have not elected to be exempt from the restrictions imposed under Section 203.

Limitations on Liability and Indemnification of Officers and Directors

          Our amended and restated certificate of incorporation limits the liability of directors to the fullest extent permitted by the Delaware General Corporation Law. In addition, our amended and restated certificate of incorporation provides that we shall indemnify our directors and officers to the fullest extent permitted by such law. Prior to the completion of this offering, we expect to enter into indemnification agreements with our current directors.

Corporate Opportunities

          Our amended and restated certificate of incorporation renounces any interest or expectancy of us in business opportunities that are offered to officers, directors or stockholders who are not our or our subsidiaries' employees to the fullest extent permitted by the Delaware General Corporation Law.

Transfer Agent and Registrar

          National City Bank will be appointed as the transfer agent and registrar for our common stock upon completion of this offering.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

General

          The following is a general discussion of the material United States federal income and estate tax consequences of the ownership and disposition of Class A common stock that may be relevant to you if you are a non-United States Holder. In general, a "non-United States Holder" is any person or entity that is, for United States federal income tax purposes, a foreign corporation, a nonresident alien individual, a foreign partnership or a foreign estate or trust. This discussion is based on current law, which is subject to change, possibly with retroactive effect, or different interpretations. This discussion is limited to non-United States Holders who hold shares of Class A common stock as capital assets. Moreover, this discussion is for general information only and does not address all the tax consequences that may be relevant to you in light of your personal circumstances, nor does it discuss special tax provisions, which may apply to you if you relinquished United States citizenship or residence.

          If you are an individual, you may, in many cases, be deemed to be a resident alien, as opposed to a nonresident alien, by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For these purposes, all the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year are counted. Resident aliens are subject to United States federal income tax as if they were United States citizens.

          EACH PROSPECTIVE PURCHASER OF CLASS A COMMON STOCK IS ADVISED TO CONSULT A TAX ADVISOR WITH RESPECT TO CURRENT AND POSSIBLE FUTURE TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR CLASS A COMMON STOCK AS WELL AS ANY TAX CONSEQUENCES THAT MAY ARISE UNDER THE LAWS OF ANY STATE, MUNICIPALITY OR OTHER TAXING JURISDICTION.

Dividends

          If dividends are paid, as a non-United States Holder you will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. To claim the benefit of a lower rate under an income tax treaty, you must properly file with the payor an Internal Revenue Service Form W-8BEN, or successor form, claiming an exemption from or reduction in withholding under the applicable tax treaty. In addition, where dividends are paid to a non-United States Holder that is a partnership or other pass through entity, persons holding an interest in the entity may need to provide certification claiming an exemption or reduction in withholding under the applicable treaty.

          If dividends are considered effectively connected with the conduct of a trade or business by you within the United States and, where a tax treaty applies, are attributable to a United States permanent establishment of yours, those dividends will be subject to United States federal income tax on a net basis at applicable graduated individual or corporate rates but will not be subject to withholding tax, provided an Internal Revenue Service Form W-8ECI, or successor form, is filed with the payor. If you are a foreign corporation, any effectively connected dividends may, under certain circumstances, be subject to an additional "branch profits tax" at a rate of 30% or a lower rate as may be specified by an applicable income tax treaty.

          You must comply with the certification procedures described above, or, in the case of payments made outside the United States with respect to an offshore account, certain documentary evidence procedures, directly or under certain circumstances through an intermediary, to obtain the benefits of a reduced rate under an income tax treaty with respect to dividends paid with respect to your common stock. In addition, if you are required to provide an Internal Revenue Service Form W-8ECI or successor form, as discussed above, you must also provide your tax identification number.

          If you are eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

Gain on Disposition of Class A Common Stock

          As a non-United States Holder, you generally will not be subject to United States federal income tax on any gain recognized on the sale or other disposition of Class A common stock unless:

  •
  the gain is considered effectively connected with the conduct of a trade or business by you within the United States and, where a tax treaty applies, is attributable to your United States permanent establishment (and, in which case, if you are a foreign corporation, you may be subject to an additional branch profits tax equal to 30% or such lower rate as may be specified by an applicable income tax treaty);

  •
  you are an individual who holds the Class A common stock as a capital asset and are present in the United States for 183 or more days in the taxable year of the sale or other disposition and other conditions are met; or

  •
  we are or become a United States Real Property Holding Corporation (USRPHC). If we were to become a USRPHC, then gain on the sale or other disposition of Class A common stock by you generally would not be subject to United States federal income tax provided:

  •
  the common stock was "regularly traded on an established securities market"; and

  •
  you do not actually or constructively own more than 5% of the common stock during the shorter of (1) the five-year period preceding the disposition or (2) your holding period.

Federal Estate Tax

          If you are an individual, Class A common stock held at the time of your death will be included in your gross estate for United States federal estate tax purposes, and may be subject to United States federal estate tax, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding Tax

          We must report annually to the Internal Revenue Service and to you the amount of dividends paid to you and the tax withheld with respect to those dividends, regardless of whether withholding was required. Copies of the information returns reporting those dividends and withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty or other applicable agreements.

          Backup withholding is generally imposed at a rate currently not to exceed 28% on certain payments to persons that fail to furnish the necessary identifying information to the payor. You generally will be subject to backup withholding tax with respect to dividends paid on your common stock at a rate currently not to exceed 28% unless you certify your non-United States status. Dividends subject to withholding of United States federal income tax as described above would not be subject to backup withholding.

          The payment of proceeds of a sale of Class A common stock effected by or through a United States office of a broker is subject to both backup withholding and information reporting unless you provide the payor with your name and address and you certify your non-United States status or you otherwise establish an exemption. In general, backup withholding and information reporting will not apply to the payment of the proceeds of a sale of Class A common stock by or through a foreign office of a broker. If, however, such broker is, for United States federal income tax purposes, a United States person, a controlled foreign corporation, a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States or a foreign partnership that at any time during its tax year either is engaged in the conduct of a trade or business in the United States or has as partners one or more United States persons that, in the aggregate, hold more than 50% of the income or capital interest in the partnership, backup withholding will not apply but such payments will be subject to information reporting, unless such broker has documentary evidence in its records that you are a non-United States Holder and certain other conditions are met or you otherwise establish an exemption.

          Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished in a timely manner to the Internal Revenue Service.

SHARES ELIGIBLE FOR FUTURE SALE

          Prior to this offering, there has been no public market for our Class A common stock. Future sales of substantial amounts of Class A common stock in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of the Class A common stock. Upon completion of this offering, there will be 20,948,246 outstanding shares of our Class A common stock and 46,051,754 outstanding shares of our Class B common stock. Each share of our Class B common stock is convertible into one share of our Class A common stock at the option of the holder. Of these shares, 16,000,000 shares of Class A common stock expected to be sold in this offering (assuming no exercise of the underwriters' over-allotment option) will be freely transferable without restriction or further registration under the Securities Act, except for any such shares which may be held or acquired by an "affiliate" of ours, as that term is defined in Rule 144 under the Securities Act, which shares will be subject to the volume limitations and other restrictions of Rule 144 described below. All of the remaining 51,000,000 shares of common stock outstanding (assuming no exercise of the underwriters' over-allotment option) are held by our executive officers, directors and current stockholders and are subject to the lock-up agreements described below. Upon expiration of the lock-up period, 41,378,505 shares (39,455,094 shares if the underwriters' over-allotment option is exercised in full) will be eligible for resale subject to the volume, manner of sale and other limitations of Rule 144 and the 9,621,495 shares (9,144,906 shares if the underwriters' over-allotment option is exercised in full) purchased by FPH from OfficeMax will become eligible for resale subject to the volume, manner of sale and other limitations of Rule 144 following the first anniversary of their purchase by FPH.

Lock-Up Agreements

          In connection with this offering, we, our executive officers and directors, holders of substantially all of our common stock and Madison Dearborn entered into 180-day lock-up agreements with the underwriters of this offering under which neither we nor they may, for a period of 180 days after the date of this prospectus, directly or indirectly sell, dispose of or hedge any shares of common stock or any securities convertible into or exchangeable or exercisable for shares of common stock without the prior written consent of Goldman, Sachs & Co. This 180-day period is subject to extension, as described under "Underwriting." We have been informed by Goldman, Sachs & Co. that any determination by it of whether to grant any such consent will not be tied to any particular criteria but will be based on facts and circumstances existing at the time. Among the factors that Goldman, Sachs & Co. may consider in deciding whether to grant such a consent may include the length of time before the lock-up expires, the number of shares involved, the reason for the requested release, market conditions, the trading price of our Class A common stock, historical trading volumes of our Class A common stock and whether the person seeking the release is our officer, director or affiliate.

Rule 144

          In general, under Rule 144 under the Securities Act, a person (or persons whose shares are required to be aggregated), including an affiliate, who has beneficially owned shares for at least one year is entitled to sell, within any three-month period commencing 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

  •
  1% of the number of shares of common stock then outstanding, which will equal approximately 670,000 shares after the closing of this offering; or

  •
  the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

          Sales under Rule 144 also are subject to manner-of-sale provisions and notice requirements and to the availability of current public information about us.

Rule 144(k)

          Under Rule 144(k) under the Securities Act, persons who were not our affiliate at any time during the 90 days preceding a sale and who have beneficially owned the shares proposed to be sold for at least two years are entitled to sell such shares without complying with the manner-of-sale, public information, volume limitation or notice provisions of Rule 144. The two-year holding period includes the holding period of any prior owner who is not our affiliate. Therefore, unless otherwise restricted, shares covered by Rule 144(k) may be sold at any time.

Rule 701

          In general, under Rule 701 under the Securities Act, any of our employees, directors, officers, consultants or advisors who purchased shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering, or who purchased shares from us after that date upon the exercise of options granted before that date, are eligible to resell such shares in reliance upon Rule 144. If such person is not an affiliate, such sale may be made subject only to the manner-of-sale provisions of Rule 144. If such a person is an affiliate, such sale may be made under Rule 144 without compliance with its one-year minimum holding period, but subject to the other Rule 144 restrictions.

Equity Incentive Plan

          We intend to file a registration statement on Form S-8 under the Securities Act to register 3,350,000 shares of Class A common stock reserved for issuance under our new equity incentive plan. This registration statement is expected to be filed after six months following the effective date of the registration statement of which this prospectus is a part and will be effective upon filing. Shares issued upon the exercise of equity incentives after the effective date of the Form S-8 registration statements will be eligible for resale in the public market without restriction, subject to Rule 144 limitations applicable to affiliates and the lock-up agreements described above.

Registration Rights

          Beginning 180 days after the date of this offering, holders of 51,000,000 restricted shares of our common stock will be entitled to registration rights. For additional information regarding these registration rights, see "Certain Relationships and Related Transactions—Registration Rights Agreement." Registration of such shares under the Securities Act would result in such shares becoming freely tradeable without restriction under the Securities Act, except for shares held by our affiliates immediately upon the effectiveness of such registration.

UNDERWRITING

          We and the underwriters named below have entered into an underwriting agreement with respect to the shares of Class A common stock being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., J.P. Morgan Securities Inc., Lehman Brothers Inc. and Deutsche Bank Securities Inc. are joint book-running managers of this offering and the representatives of the underwriters.

Underwriters	Number of Shares of Class A Common Stock
Goldman, Sachs & Co.
J.P. Morgan Securities Inc.
Lehman Brothers Inc.
Deutsche Bank Securities Inc.
Banc of America Securities LLC
Credit Suisse First Boston LLC
UBS Securities LLC
Harris Nesbitt Corp.
TD Securities (USA) LLC
Calyon Securities (USA) Inc.
Rabo Securities USA, Inc.
Wells Fargo Securities, LLC
U.S. Bancorp Investments, Inc.
Wachovia Capital Markets, LLC

Total	16,000,000

          The underwriters are committed to take and pay for all of the shares of Class A common stock being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

          If the underwriters sell more shares of Class A common stock than the total number set forth in the table above, the underwriters have an option to buy up to an additional 2,400,000 shares of Class A common stock from us to cover such sales. They may exercise this option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

          The following table shows the per share and total underwriting discounts and commissions to be paid by us to the underwriters. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase 2,400,000 additional shares of Class A common stock.

Paid by Boise

	No Exercise	Full Exercise
Per Share of Class A Common Stock	$	$
Total	$	$

          Shares of Class A common stock sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $         per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $         per share from the

initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

          We, along with our executive officers, directors, holders of substantially all of our common stock, including members of management and the principal stockholders, and Madison Dearborn, have agreed with the underwriters not to dispose of (except as a gift or to a trust in connection with estate planning and, in the case of entities that are not natural persons, except for certain permitted transfers to their subsidiaries and parent entities) or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. This agreement does not apply to any existing employee benefit plans. See "Shares Eligible for Future Sale" for a discussion of certain transfer restrictions and for a discussion of the factors Goldman, Sachs & Co. may consider in deciding whether to grant such a consent.

          The 180-day restricted period described in the preceding paragraph will be automatically extended if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or announces material news or a material event, or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 15-day period following the last day of the 180-day period, in which case, the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release of the announcement of the material news or material event.

          Prior to this offering, there has been no public market for the shares of Class A common stock. The initial public offering price will be negotiated among us and the representatives of the underwriters. Among the factors considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

          The Class A common stock has been approved for listing on the New York Stock Exchange under the symbol "BCC." In order to meet one of the requirements for listing the Class A common stock on the NYSE, the underwriters have undertaken to sell lots of 100 or more shares to a minimum of 2,000 beneficial holders.

          In connection with this offering, the underwriters may purchase and sell shares of Class A common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from us in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of Class A common stock made by the underwriters in the open market prior to the completion of this offering.

          The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

          Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of the shares, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the Class A common stock. As a result, the price of the Class A common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

          Each underwriter has represented, warranted and agreed that: (i) it has not offered or sold and, prior to the expiry of a period of six months from the closing date, will not offer or sell any shares of Class A common stock to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, or FSMA, received by it in connection with the issue or sale of any shares of Class A common stock in circumstances in which section 21(1) of the FSMA does not apply to us; and (iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

          The shares of Class A common stock may not be offered or sold, transferred or delivered, as part of their initial distribution or at any time thereafter, directly or indirectly, to any individual or legal entity in the Netherlands other than to individuals or legal entities who or which trade or invest in securities in the conduct of their profession or trade, which includes banks, securities intermediaries, insurance companies, pension funds, other institutional investors and commercial enterprises which, as an ancillary activity, regularly trade or invest in securities.

          The shares of Class A common stock may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the shares may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong), other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

          This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation or subscription or purchase, of the securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than under circumstances in which such offer, sale or invitation does not constitute an offer or sale, or invitation for subscription or purchase, of the securities to the public in Singapore.

          The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

          A prospectus in electronic format may be made available on the website maintained by one or more of the joint book-running managers of this offering and may also be made available on websites maintained by other underwriters. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the joint book-running managers to underwriters that may make Internet distributions on the same basis as other allocations.

          The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

          We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $5.1 million.

          We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

          Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses. In particular, affiliates of each of the underwriters act as lenders under our existing senior credit facilities. J.P. Morgan Securities Inc. and Lehman Brothers Inc. acted as joint lead arrangers and joint bookrunners, JPMorgan Chase Bank, N.A. acts as administrative agent and collateral agent, Lehman Commercial Paper Inc. acted as syndication agent and Goldman Sachs Credit Partners L.P. acted as documentation agent for our existing senior credit facilities. J.P. Morgan Securities Inc. and Lehman Brothers Inc. performed financial advisory services for Madison Dearborn, and Goldman, Sachs & Co. performed financial advisory services for OfficeMax, in connection with the Acquisition. In October 2004, J.P. Morgan Securities Inc., Lehman Brothers Inc., Deutsche Bank Securities Inc. and Goldman, Sachs & Co. were the initial purchasers in the sale of Boise Cascade L.L.C.'s and Boise Cascade Finance Corporation's senior floating rate notes due 2012 and 7 1/8% senior subordinated notes due 2014. Goldman, Sachs & Co. was engaged by Madison Dearborn on behalf of Boise Cascade, L.L.C. and Boise Land & Timber Corp. to perform financial advisory services in connection with the Timberlands Sale. In addition, certain underwriters and/or affiliates of underwriters are creditors of, and own equity securities in, OfficeMax.

VALIDITY OF CLASS A COMMON STOCK

          The validity of the Class A common stock offered hereby will be passed upon for us by Kirkland & Ellis LLP (a partnership that includes professional corporations), Chicago, Illinois. The underwriters have been represented by Cravath, Swaine & Moore LLP, New York, New York. Kirkland & Ellis LLP has from time to time represented, and may continue to represent, Madison Dearborn Partners, LLC and some of its affiliates in connection with various legal matters. Some of the partners of Kirkland & Ellis LLP are partners in a partnership that is an investor in one or more of the investment funds affiliated with Madison Dearborn that have invested in FPH and partners in another partnership that directly owns less than 1% of FPH's common equity.

EXPERTS

          Our consolidated financial statements as of December 31, 2004 and for the period from October 29, 2004 (inception) through December 31, 2004, and the financial statements of Boise Forest Products Operations (formerly owned by OfficeMax Incorporated) as of December 31, 2003 and for the period from January 1, 2004 through October 28, 2004 and for each of the years in the two-year period ended December 31, 2003 have been included herein in reliance upon the reports of KPMG LLP, an independent registered public accounting firm, appearing elsewhere in this prospectus, and upon the authority of said firm as experts in accounting and auditing.

          Their report with respect to Boise Forest Products Operations (formerly owned by OfficeMax Incorporated) contains an explanatory paragraph that describes the adoption of the Financial Accounting Standards Board's Statement of Financial Accounting Standards (SFAS) No. 143, "Accounting for Asset Retirement Obligations" and SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure."

WHERE YOU CAN FIND MORE INFORMATION

          We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information about us and the shares to be sold in this offering, please refer to the registration statement.

          You may read and copy all or any portion of the registration statement or any reports, statements or other information we file with the SEC at the public reference facility maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material are also available by mail from the Public Reference Branch of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.

          Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms. You can also find our SEC filings at the SEC's website at http://www.sec.gov.

          We will provide, without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request of such person, a copy of any or all of the documents incorporated herein by reference other than exhibits, unless such exhibits specifically are incorporated by reference into such documents or this document. Requests for such documents should be addressed in writing to:

Boise Cascade Company
1111 West Jefferson Street
Boise, Idaho 83702
Attention: Investor Relations

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Boise Cascade Holdings, L.L.C. unaudited quarterly consolidated financial statements:
Unaudited consolidated balance sheet as of March 31, 2005 and December 31, 2004 and unaudited pro forma consolidated balance sheet as of March 31, 2005	F-2
Unaudited consolidated statements of income for the three months ended March 31, 2005 and 2004 (predecessor) and unaudited pro forma income data for the three months ended March 31, 2005	F-4
Unaudited consolidated statements of cash flows for the three months ended March 31, 2005 and 2004 (predecessor)	F-5
Unaudited consolidated statement of capital for the three months ended March 31, 2005	F-6
Notes to unaudited quarterly consolidated financial statements	F-7
Boise Cascade Holdings, L.L.C. audited consolidated financial statements:
Reports of independent registered public accounting firm	F-22
Audited consolidated balance sheets as of December 31, 2004 and 2003 (Predecessor)	F-24

Audited consolidated statements of income (loss) for the period October 29, 2004 (inception) through December 31, 2004, the period January 1, 2004 through October 28, 2004 (Predecessor) and the years ended December 31, 2003 and 2002 (Predecessor) and unaudited pro forma income data for the period October 29, 2004 (inception) through December 31, 2004	F-26

Audited consolidated statements of cash flows for the period October 29, 2004 (inception) through December 31, 2004, the period January 1, 2004 through October 28, 2004 (Predecessor) and the years ended December 31, 2003 and 2002 (Predecessor)	F-27
Audited consolidated statements of capital for the period October 29, 2004 (inception) through December 31, 2004 and the years ended December 31, 2003 and 2002 (Predecessor)	F-28
Notes to consolidated financial statements	F-29

BOISE CASCADE HOLDINGS, L.L.C.

UNAUDITED CONSOLIDATED BALANCE SHEETS

	March 31, 2005
	Historical	Pro forma (Note 16)	December 31, 2004
	(thousands)
ASSETS
Current
Cash and cash equivalents	$142,074	$142,074	$163,345
Receivables
Trade, less allowances of $2,499, $2,499 and $2,323	364,067	364,067	276,668
Related parties	48,011	48,011	42,055
Other	17,309	17,309	19,174
Inventories	647,705	647,705	594,869
Deferred income taxes	—	36,801	—
Other	17,494	17,494	15,621

	1,236,660	1,273,461	1,111,732

Property
Property and equipment
Land and land improvements	82,622	82,622	83,123
Buildings and improvements	206,446	206,446	204,704
Machinery and equipment	1,224,232	1,224,232	1,196,978

	1,513,300	1,513,300	1,484,805
Accumulated depreciation	(48,120)	(48,120)	(18,956)

	1,465,180	1,465,180	1,465,849
Fiber farms and timber deposits	48,748	48,748	44,646

	1,513,928	1,513,928	1,510,495

Note receivable from related party	—	—	157,509
Deferred financing costs	81,072	81,072	84,054
Goodwill	11,773	11,773	18,390
Intangible assets	33,715	33,715	34,357
Other assets	33,319	33,319	15,532

Total assets	$2,910,467	$2,947,268	$2,932,069

See accompanying notes to unaudited quarterly consolidated financial statements.

BOISE CASCADE HOLDINGS, L.L.C.

UNAUDITED CONSOLIDATED BALANCE SHEETS (Continued)

	March 31, 2005
	Historical	Pro forma (Note 16)	December 31, 2004
	(thousands)
LIABILITIES AND CAPITAL
Current
Current portion of long-term debt	$—	$—	$13,300
Accounts payable
Trade	359,940	359,940	310,148
Related parties	236	236	150
Accrued liabilities
Compensation and benefits	78,967	78,967	62,495
Interest payable	15,103	15,103	8,584
Other	54,355	54,355	43,631
Distributions payable to stockholders	—	114,523	—

	508,601	623,124	438,308

Debt
Long-term debt, less current portion	1,568,000	1,568,000	1,966,700
Note payable to related party	256,123	256,123	—

	1,824,123	1,824,123	1,966,700

Other
Deferred income taxes	—	48,281	—
Compensation and benefits	135,804	135,804	133,648
Other long-term liabilities	24,680	24,680	23,573

	160,484	208,765	157,221

Commitments and contingent liabilities
Capital
Series A equity units—no par value; 66,000,000 units authorized and outstanding	37,595	—	36,868
Series B equity units—no par value; 549,000,000 units authorized; 548,928,750 and 549,000,000 outstanding	375,464	279,611	332,972
Series C equity units—no par value; 38,165,775 units authorized; 35,556,860 and 35,600,120 outstanding	4,200	4,200	—
Accumulated other comprehensive income	—	7,445	—

Total capital	417,259	291,256	369,840

Total liabilities and capital	$2,910,467	$2,947,268	$2,932,069

See accompanying notes to unaudited quarterly consolidated financial statements.

BOISE CASCADE HOLDINGS, L.L.C.

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

	Boise Holdings	Predecessor
	Three Months Ended March 31,
	2005	2004
	(thousands, except per share data)
Sales
Trade	$1,281,935	$1,187,438
Related parties	150,336	120,597

	1,432,271	1,308,035

Costs and expenses
Materials, labor and other operating expenses	1,220,658	1,115,147
Fiber costs from related parties	17,609	27,842
Depreciation, amortization and depletion	30,637	57,736
Selling and distribution expenses	62,336	60,055
General and administrative expenses	19,204	19,467
Other expense, net	127	9,164

	1,350,571	1,289,411

Income from operations	81,700	18,624

Equity in net income of affiliates	—	5,064
Foreign exchange (loss) gain	(793)	141
Change in fair value of interest rate swaps	15,200	—
Interest expense	(32,079)	(20,604)
Interest income	1,350	157

	(16,322)	(15,242)

Income before income taxes	65,378	3,382
Income tax provision	(639)	(1,275)

Net income	$64,739	$2,107

Pro forma income data—Note 16
Net income as reported	$64,739
Pro forma provision for income taxes	(25,839)

Pro forma net income	$38,900

Pro forma diluted net income per share:
Class A	$0.76
Class B	$0.76
Pro forma diluted weighted average number of common shares outstanding:
Class A	4,957
Class B	46,052

See accompanying notes to unaudited quarterly consolidated financial statements.

BOISE CASCADE HOLDINGS, L.L.C.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Boise Holdings	Predecessor
	Three Months Ended March 31,
	2005	2004
	(thousands)
Cash provided by (used for) operations
Net income	$64,739	$2,107
Items in net income not using (providing) cash
Equity in net income of affiliates	—	(5,064)
Depreciation, depletion and amortization of deferred financing costs and other costs	34,159	57,736
Pension and other postretirement benefit expense	7,130	23,441
Change in fair value of interest rate swaps	(15,200)	—
Management equity units expense	782	—
Other	793	(388)
Decrease (increase) in working capital
Receivables	(91,490)	(51,905)
Inventories	(52,836)	(29,340)
Accounts payable and accrued liabilities	73,732	48,153
Pension and other postretirement benefit payments	(145)	(23,441)
Current and deferred income taxes	—	5,168
Other	922	(510)

Cash provided by operations	22,586	25,957

Cash provided by (used for) investment
Expenditures for property and equipment	(33,532)	(40,977)
Repayment of note receivable from related party	157,509	—
Sale of assets	—	8,952
Other	(1,991)	(7,200)

Cash provided by (used for) investment	121,986	(39,225)

Cash provided by (used for) financing
Tax distribution to members	(9,425)	—
Note payable to related party	256,123	—
Payments of long-term debt	(412,000)	(34,165)
Net equity transactions with OfficeMax	—	47,433
Other	(541)	—

Cash provided by (used for) financing	(165,843)	13,268

Decrease in cash and cash equivalents	(21,271)	—
Balance at beginning of the period	163,345	—

Balance at end of the period	$142,074	$—

See accompanying notes to unaudited quarterly consolidated financial statements.

BOISE CASCADE HOLDINGS, L.L.C.

UNAUDITED CONSOLIDATED STATEMENT OF CAPITAL

	Series A Equity Units		Series B Equity Units		Series C Equity Units
							Total Capital
	Units	Amount	Units	Amount	Units	Amount
	(thousands)
Balance at December 31, 2004	66,000	$36,868	549,000	$332,972	35,600	$—	$369,840

Net income	—	—	—	59,368	—	5,371	64,739
Management equity units expensed	—	—	—	782	—	—	782
Other comprehensive income
Cash flow hedges(1)	—	—	—	1,184	—	—	1,184
Paid-in-kind dividend	—	727	—	(727)	—	—	—
Tax distribution to members	—	—	—	(18,076)	—	(1,171)	(19,247)
Repurchase of equity units	—	—	(71)	(39)	(43)	—	(39)

Balance at March 31, 2005	66,000	$37,595	548,929	$375,464	35,557	$4,200	$417,259

(1)
Comprehensive income for the quarter ended March 31, 2005 was $65.9 million and the balance of other comprehensive income at March 31, 2005 was $7.4 million.

See accompanying notes to unaudited quarterly consolidated financial statements.

BOISE CASCADE HOLDINGS, L.L.C.
NOTES TO UNAUDITED QUARTERLY CONSOLIDATED FINANCIAL STATEMENTS

1.    Basis of Presentation

          On May 9, 2005, we converted from a limited liability company to a C corporation and changed our name from Boise Cascade Holdings, L.L.C. to Boise Cascade Company. As used in these consolidated financial statements, the terms "Boise," "Boise Holdings" and "we" refer to Boise Cascade Company and its consolidated subsidiaries and their predecessors in interest. The terms "Boise Forest Products Operations" and "predecessor" refer to the paper and forest products assets of OfficeMax Incorporated (OfficeMax) that we acquired on October 29, 2004, from OfficeMax. OfficeMax was formerly known as Boise Cascade Corporation. See Note 2, Purchase of OfficeMax's Paper and Forest Products Assets, for additional information.

          We are a diversified North American paper and forest products company. We are headquartered in Boise, Idaho. These unaudited quarterly consolidated financial statements present the financial results of Boise for the three months ended March 31, 2005, and the results of Boise Forest Products Operations for the three months ended March 31, 2004. We have five reportable segments: Paper, Packaging & Newsprint, Wood Products, Building Materials Distribution and Corporate and Other. Historically, OfficeMax conducted Boise Forest Products Operations in three segments: Boise Paper Solutions, Boise Building Solutions and Corporate and Other. We have recast the financial statements of our predecessor included herein to conform to our current segment presentation. See Note 12, Segment Information, for additional information on our reportable segments.

          The predecessor financial statements include accounts specifically attributed to Boise Forest Products Operations and a portion of OfficeMax's shared corporate general and administrative expenses. These shared services included, but were not limited to, finance, accounting, legal, information technology and human resource functions. Some of OfficeMax's corporate costs related solely to Boise Forest Products Operations and were allocated in full to these operations. Shared corporate general and administrative expenses not specifically identifiable to Boise Forest Products Operations have been allocated based on sales, assets and labor costs. The predecessor financial statements also include an allocation of OfficeMax's interest expense based on average asset balances (see Note 9). The predecessor's results have been or will be included in OfficeMax's consolidated tax returns. Income taxes in the predecessor periods of these consolidated financial statements have been calculated as if Boise Forest Products Operations was a separate taxable entity (see Note 5). Information on the allocations and related-party transactions is included in Note 3, Transactions With Related Parties.

          The predecessor financial information may not reflect what our results of operations would have been had we operated as a separate stand-alone company and may not be indicative of our future results of operations. In addition, the predecessor financial information is not comparable to our results of operations due to the impact of purchase accounting.

          The quarterly consolidated financial statements have not been audited by an independent registered public accounting firm, but in the opinion of management, include all adjustments, consisting only of normal, recurring adjustments, necessary to present fairly the results for the periods presented. Net income for the three months ended March 31, 2005 and 2004, involved estimates and accruals. Actual results may vary from those estimates. Quarterly results are not necessarily indicative of results that may be expected for the year.

          Certain amounts in prior years' consolidated financial statements have been reclassified to conform with the current year's presentation. These reclassifications did not affect net income.

2.    Purchase of OfficeMax's Paper and Forest Products Assets

          On October 29, 2004, we acquired OfficeMax's paper and forest products assets, other than its timberlands operations, for an aggregate purchase price of $2,196.5 million, including approximately $140 million of related fees and expenses (the Acquisition). For more information about our purchase of OfficeMax's paper and forest products assets, see Note 2, Purchase of OfficeMax's Paper and Forest Products Assets, in our audited consolidated financial statements.

          We accounted for the Acquisition using the purchase method of accounting. As a result, the purchase price was allocated to the tangible and intangible assets acquired and liabilities assumed based on their respective fair values as of the date of the Acquisition. The excess of the purchase price over the fair value of assets acquired and liabilities assumed was allocated to goodwill.

          The initial purchase price allocations may be adjusted within one year of the purchase date for changes in estimates of the fair value of assets acquired and liabilities assumed. We have not completed the assessment of the fair value of our fiber farms and may allocate a higher portion of the purchase price to those assets. An increase in those values would reduce goodwill. During the three months ended March 31, 2005, we reduced goodwill by $6.6 million (see Note 8, Goodwill and Intangible Assets), primarily due to a one-time pension curtailment gain recognized in accordance with Statement of Financial Accounting Standards (SFAS) No. 88, Employer's Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits, net of an increase of $0.9 million to reflect severance cost adjustments. See "Restructuring Activities."

Restructuring Activities

          In connection with the Acquisition, we are evaluating the acquired facilities and organizational structure. In accordance with the provisions of Emerging Issues Task Force (EITF) 95-3, Recognition of Liabilities in Connection With a Purchase Business Combination, exit activities related to the Acquisition will increase goodwill. We have one year from the acquisition date to develop our restructuring plans and adjust goodwill. At December 31, 2004, we had finalized a portion of our plans in sufficient detail to meet the requirements of EITF 95-3 to record a liability. During the three months ended March 31, 2005, we recorded an additional restructuring reserve of $0.9 million. This adjustment reflects additional severance costs and increases the total reserve recorded since the Acquisition to $15.2 million, most of which relates to severance costs for 330 employees. At March 31, 2005, we had terminated approximately 270 employees. Most of these costs will be paid during 2005.

          At March 31, 2005, approximately $9.7 million of the 2004 restructuring reserves was included in "Accrued liabilities, Compensation and benefits," and $0.3 million was included in "Accrued liabilities, Other." Restructuring reserve liability account activity related to these 2004 charges is as follows (in thousands):

	Severance	Other	Total
2004 restructuring reserve	$13,768	$501	$14,269
Charges against reserve	(1,012)	(1)	(1,013)

Restructuring reserve at December 31, 2004	12,756	500	13,256
Charges against reserve	(3,831)	(317)	(4,148)
Reserve charged to goodwill	854	70	924

Restructuring reserve at March 31, 2005	$9,779	$253	$10,032

          We have not completed our restructuring plans for the acquired businesses. We expect to complete our plans by the end of the second quarter of 2005. When those plans are finalized, we may record additional restructuring liabilities and increase goodwill.

3.    Transactions With Related Parties

          During the predecessor period presented, our predecessor participated in OfficeMax's cash management system. Cash receipts attributable to our predecessor's operations were collected by OfficeMax, and cash disbursements were funded by OfficeMax. The net effect of these transactions has been reflected as "Net equity transactions with OfficeMax" in the Consolidated Statement of Cash Flow. The following table includes the components of net equity transactions with OfficeMax (in thousands):

Predecessor
Three Months Ended March 31, 2004
Cash collections	$(1,265,239)
Payment of accounts payable	1,234,871
Capital expenditures and acquisitions	40,977
Income taxes	1,275
Net debt payments	34,165
Corporate general and administrative allocation	6,710
Other	(5,326)

Net equity transactions with OfficeMax	$47,433

          During the predecessor period presented, our predecessor used services and administrative staff of OfficeMax. These services included, but were not limited to, finance, accounting, legal, information technology and human resource functions. The costs not specifically identifiable to Boise Forest Products Operations were allocated based on average sales, assets and labor costs. For the predecessor three months ended March 31, 2004, the allocated costs amounted to $6.7 million. These costs are included in "General and administrative expenses" in the Consolidated Statement of Income. Management believes these allocations are a reasonable reflection of our predecessor's use of such services. However, they may not necessarily be indicative of costs to be incurred by us in the future.

          At December 31, 2004, we had a $157.5 million note receivable from Boise Land & Timber Holdings Corp. (Timber Holdings) recorded as "Note receivable from related party" on our Consolidated Balance Sheet. The note was repaid in February 2005. The note accrued interest at 6%. For the three months ended March 31, 2005, we recorded $0.9 million of interest income from the note.

          During each of the periods presented, we sold paper and paper products to OfficeMax at sales prices that approximated market. During the three months ended March 31, 2005, sales to OfficeMax were $150.3 million. For the three months ended March 31, 2004, sales to OfficeMax were $119.0 million. These sales are included in "Sales, Related parties" in the Consolidated Statements of Income.

          During each of the periods presented, we purchased fiber from related parties at prices that approximated market. During the three months ended March 31, 2005, fiber purchases from Boise Land & Timber Corp., a subsidiary of Timber Holdings, were $17.6 million. For the three months ended March 31, 2004, fiber purchases from OfficeMax's timberlands operations were $27.8 million. The costs associated with these purchases are recorded as "Fiber costs from related parties" in the Consolidated Statements of Income.

          During the predecessor period, most Boise Forest Products Operations employees, along with some employees of OfficeMax, participated in OfficeMax's defined benefit pension plans. In addition, most employees of Boise Forest Products Operations were eligible for participation in OfficeMax's defined contribution plans. During the predecessor period, our predecessor treated its participants in OfficeMax's plans as participants in multiemployer plans. Boise Forest Products Operations did, however, incur costs associated with the employees who participated in OfficeMax's plans. For the three months ended March 31, 2004, the Consolidated Statement of Income included $26.3 million of expenses attributable to our participation in OfficeMax's defined benefit and defined contribution plans.

          Boise Forest Products Operations employees and former employees also participated in OfficeMax's other postretirement benefit plans. All of the postretirement benefit plans are unfunded (see Note 11). In addition, employees participated in OfficeMax's stock compensation programs.

          For more information, see Note 13, Retirement and Benefit Plans, in our audited consolidated financial statements.

4.    Other (Income) Expense, Net

          "Other (income) expense, net" includes miscellaneous income and expense items. The components of "Other (income) expense, net" in the Consolidated Statements of Income are as follows (in thousands):

	Boise Holdings	Predecessor
	Three Months Ended March 31,
	2005	2004
Loss on sales of assets	$219	$1,574
Sale of plywood and lumber operations	—	7,123
Sale of receivables	—	622
Other, net	(92)	(155)

	$127	$9,164

5.    Income Taxes

          Prior to the conversion to a C corporation, we held and operated the majority of our businesses and assets as limited-liability companies, which are not subject to entity-level federal income taxation. The taxes with respect to these operations are payable by our equity holders in accordance with their respective ownership percentages. We expect that we will make cash distributions to permit our equity holders to pay the taxes incurred prior to our conversion to a C corporation. Both our senior secured credit facilities and the indenture governing our notes permit these distributions.

          In February 2005, our board of directors authorized us to pay our equity investors amounts sufficient to fund their 2004 tax obligations related to their investment in us and to make estimated 2005 quarterly tax payments. During the three months ended March 31, 2005, we paid $9.4 million in tax distributions and recorded $9.8 million in "Accrued liabilities, Other" on our Consolidated Balance Sheet for additional future payments.

          In addition to the businesses and assets held and operated by limited liability companies, we have small corporations that are subject to federal, state and local income taxes. As of March 31, 2005, these corporations accrued income taxes of $639,000, which consisted of $459,000 accrued for U.S. federal taxes, $139,000 accrued for U.S. state taxes and $41,000 accrued for Canadian taxes. There are no deferred tax assets or liabilities for these corporations.

          In the predecessor period presented, Boise Forest Products Operations results were included in the consolidated income tax returns of OfficeMax. However, in the predecessor financial statements, income taxes were provided based on a calculation of the income tax expense that would have been incurred if our predecessor had operated as a separate taxpayer. Income taxes have been provided for all items included in the Consolidated Statement of Income, regardless of when such items were reported for tax purposes or when the taxes were actually paid or refunded.

6.    Investments in Equity Affiliates

          In May 2004, Boise Forest Products Operations sold its 47% interest in Voyageur Panel, which owned an oriented strand board plant in Barwick, Ontario, Canada, to Ainsworth Lumber Co. Ltd.

          Prior to the sale, Boise Forest Products Operations accounted for the joint venture under the equity method. Accordingly, the results do not include the joint venture's sales but do include $5.1 million of equity in earnings for the three months ended March 31, 2004.

7.    Inventories

          Inventories include the following (in thousands):

	March 31, 2005	December 31, 2004
Finished goods and work in process	$438,418	$384,772
Logs	46,224	62,406
Other raw materials and supplies	163,063	147,691

	$647,705	$594,869

8.    Goodwill and Intangible Assets

          Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible and intangible assets of businesses acquired. We account for goodwill in accordance with the provisions of SFAS No. 142, Goodwill and Other Intangible Assets, which requires us to assess our acquired goodwill and intangible assets with indefinite lives for impairment at least annually in the absence of an indicator of possible impairment and immediately upon an indicator of possible impairment. We will assess goodwill and intangible assets with indefinite lives in the fourth quarter of each year using a fair-value-based approach. We will also evaluate the remaining useful lives of our finite-lived purchased intangible assets to determine whether any adjustments to the useful lives are necessary. The finite-lived purchased intangible assets consist of customer relationships and technology. These intangible assets are discussed in more detail below.

          Changes in the carrying amount of our goodwill by segment are as follows (in thousands):

	Paper	Packaging & Newsprint	Wood Products	Building Materials Distribution	Corporate and Other	Total
Balance at December 31, 2004	$8,776	$1,510	$3,198	$348	$4,558	$18,390
Purchase price adjustments (Note 2)	(1,317)	80	(822)	—	(4,558)	(6,617)

Balance at March 31, 2005	$7,459	$1,590	$2,376	$348	$—	$11,773

          Intangible assets represent the values assigned to trade names and trademarks, customer relationships and technology. The trade names and trademarks assets have an indefinite life and are not amortized. All other intangible assets are amortized over their expected useful lives.

Customer relationships are amortized over five years, and technology is amortized over three to five years. Intangible assets consisted of the following (in thousands):

	Period Ended March 31, 2005
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Trade names and trademarks	$22,800	$—	$22,800
Customer relationships	6,800	(502)	6,298
Technology	5,080	(463)	4,617

	$34,680	$(965)	$33,715

	Period Ended December 31, 2004
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Trade names and trademarks	$22,800	$—	$22,800
Customer relationships	6,800	(227)	6,573
Technology	5,080	(96)	4,984

	$34,680	$(323)	$34,357

          Intangible asset amortization expense was $0.6 million and $0.04 million for the three months ended March 31, 2005 and 2004, respectively. The estimated amortization expense is $2.5 million in each of 2005, 2006 and 2007, $2.3 million in 2008 and $1.8 million in 2009.

9.    Debt

          At March 31, 2005, our long-term debt consisted of the following (in thousands):

March 31, 2005
Revolving credit facility, due 2010	$—
Tranche B term loan, due 2011	918,000
Senior floating-rate notes, due 2012	250,000
7.125% senior subordinated notes, due 2014	400,000
Note payable to related party, due 2015	256,123

1,824,123
Less current portion	—

$1,824,123

          Our senior secured credit facilities, which we entered into in October 2004 in connection with the Acquisition, consist of a six-year senior secured revolving credit facility and a seven-year senior secured Tranche B term loan.

          In October 2004, our subsidiary, Boise Cascade L.L.C. (Boise LLC), and its affiliates entered into a six-year senior secured revolving credit facility as part of the senior secured credit arrangements used to partially fund the Acquisition. We are a guarantor of the facility, and it is secured by substantially all of the operating assets and equity interests of Boise LLC and its affiliates. The agreement permitted us to borrow as much as $400.0 million at variable interest rates based on the London InterBank Offered Rate (LIBOR), the prime rate or the federal funds effective rate. We had no borrowings under the agreement at March 31, 2005. At March 31, 2005, $72.1 million of letters of credit were considered a draw on the revolver, thus reducing our borrowing capacity to $327.9 million. Letters of credit issued under the terms of the revolving credit facility were charged at a rate of 2.5%, including the fronting fee. In addition, we were charged a fee of 0.5% on the average daily unused portion of our revolving credit facility balance.

          In October 2004, Boise LLC and its affiliates also entered into a seven-year senior secured floating-rate $1,330.0 million Tranche B term loan. The Tranche B term loan was available only to fund the Acquisition and was part of the senior secured credit facilities. The interest rate on the term loan is based on LIBOR plus 225 basis points. At March 31, 2005, our borrowing rate under the term loan was 5.1%, and $918.0 million was outstanding.

          In October 2004, we issued $250.0 million of senior unsecured floating-rate notes due 2012 and $400.0 million of 7.125% senior subordinated notes due 2014. We may redeem all or part of the notes at any time at redemption prices defined in the indenture. Net proceeds from the notes were used to fund a portion of the purchase price for the Acquisition. If we sell specific assets or experience specific kinds of changes in control, we must offer to purchase the notes. At March 31, 2005, our borrowing rate for the $250.0 million senior floating-rate notes was 5.5%. We have entered into interest rate swaps to hedge the cash flow risk from the variable interest payments on the $250.0 million senior floating-rate notes, which gave us an effective interest rate of 6.6% at March 31, 2005 (see Note 10).

          We paid approximately $85.9 million of fees and expenses associated with the foregoing debt transactions. The fees are being amortized over the shorter of the call period or the term of the loan, which range from three to eight years. At March 31, 2005, we had $81.1 million of costs recorded in "Deferred financing costs" on our Consolidated Balance Sheet. As discussed below, we amended and restated our senior secured credit facilities, and we will incur a $43.0 million charge related to the write-off of the Tranche B term loan deferred financing costs in connection with this amendment and restatement. This $43.0 million charge will be reflected in our Consolidated Statement of Income (Loss) for the second quarter of 2005.

          At March 31, 2005, our average interest rate was 5.9%.

          At March 31, 2005, there were no scheduled payments of long-term debt through 2009. In February 2005, we repaid $412.0 million of our Tranche B term loan, primarily with proceeds from a related-party loan from a subsidiary of Timber Holdings and the repayment by such subsidiary of a loan we had previously made to it. This repayment eliminated our scheduled payments of long-term debt through 2009 and reduced the payments thereafter to $1.6 billion. The principal amount of the related-party loan we received from a subsidiary of Timber Holdings, which initially was $264.8 million, is subject to adjustment based on transactions between such subsidiary and us and matures on February 4, 2015. At March 31, 2005, the loan balance was $256.1 million and was recorded as "Note payable to related party" on our Consolidated Balance Sheet. The note accrues interest at 8%. During the three months ended March 31, 2005, we recorded $3.1 million of interest expense related to the note.

Amendment and Restatement

          On April 18, 2005, we amended and restated our senior secured credit facilities (the Facilities). Our amended and restated Facilities consist of an $840.0 million Tranche D term loan and a $475.0 million revolving credit facility. In connection with this transaction, we repaid all amounts outstanding under our Tranche B term loan. We are required to make scheduled principal payments on the Tranche D term loan in the amount of $6.3 million in 2005, $8.4 million in each of 2006 through 2009, and $6.3 million in 2010. The Tranche D term loan matures on October 28, 2011. Borrowings under the Tranche D term loan are based on the prime rate, the federal funds effective rate plus 50 basis points, or LIBOR plus 175 basis points. At April 18, 2005, our borrowing under the new term loan was at a rate of 4.7%. The maturity of the revolving credit facility did not change as a result of this amendment and restatement.

          In addition, the Facilities permit us to pay dividends equal to 50% of consolidated net income, as defined in the Facilities, that has accumulated since October 29, 2004. If the accumulated consolidated net income is less than $70 million, the agreement permits the payment of up to $35 million in dividends. The Facilities also allow us to pay the dividends contemplated as a result of the initial public offering of our Class A common stock (see Note 16).

Predecessor Period

          In the predecessor period presented, our predecessor participated in OfficeMax's centralized cash management system. Cash advances necessary to fund Boise Forest Products Operations' major improvements to, and replacements of, property and acquisitions and expansion, to the extent not provided through internally generated funds, were provided by OfficeMax's cash or funded with debt. In the predecessor period presented, interest costs were allocated to our predecessor based on its average asset balances. The interest expense attributable to the debt allocated from OfficeMax is included in our Consolidated Statement of Income. We believe the allocation of interest is a reasonable reflection of Boise Forest Products Operations' interest costs.

10. Financial Instruments

          For the three months ended March 31, 2005, $150.3 million, or 10% of our total sales, were to OfficeMax, which represents a concentration in the volume of business transacted and the revenue generated from these transactions. Apart from these sales, concentration of credit risks with respect to trade receivables is limited due to the wide variety of customers and channels to and through which our products are sold, as well as their dispersion across many geographic areas.

          Changes in interest and currency rates expose us to financial market risk. We occasionally use derivative financial instruments, such as interest rate swaps, rate hedge agreements, forward purchase contracts and forward exchange contracts, to hedge underlying debt obligations or anticipated transactions. We do not use them for trading purposes. For qualifying interest hedges, the interest rate differential is reflected as an adjustment to interest expense over the life of the swap or underlying debt.

          Our obligations under our senior secured credit facilities and senior notes expose us to changes in short-term interest rates since interest rates on this debt are variable. In November 2004, we entered into four interest rate swaps with a total notional amount of $550 million to hedge the exposure to interest rate fluctuations associated with our Tranche B term loan. The swaps on $300 million of our Tranche B term loan were fixed at an average pay rate of

3.3% and expire in December 2007, while the swaps on $250 million of our Tranche B term loan were fixed at an average pay rate of 3.5% and expire in December 2008. We also entered into two 3.7% interest rate swaps with an aggregate notional amount of $250 million to hedge the exposure to floating-rate interest rate risks associated with our senior floating-rate notes. These swaps expire in October 2009. All of the swaps were designated as cash flow hedges. Accordingly, changes in the fair value of the interest rate swaps, net of taxes, were recorded in "Series B equity units" and reclassified to "Interest expense" as interest expense was recognized on the LIBOR-based debt. Amounts reclassified for the three months ended March 31, 2005, increased interest expense by $1.9 million. Assuming no change in interest rates, an additional $1.2 million will be reclassified in 2005 as interest expense related to our $250.0 million senior floating-rate notes. Ineffectiveness related to these hedges was not significant (see Note 9).

          With the anticipated repayment of the Tranche B term loan, $550.0 million of our interest rate swaps were no longer considered hedges of the variable interest payments on that loan. As a result, the fair value of the interest rate swaps at March 31, 2005, which under hedge accounting were recorded in "Series B equity units" on our Consolidated Balance Sheet to be amortized against future interest expense, was immediately recognized in income. Therefore, $15.2 million of non-cash income was recorded in "Change in fair value of interest rate swaps" in our Consolidated Statement of Income. The receivable related to these swaps is recorded in "Other assets" on our Consolidated Balance Sheet.

          Effective April 28, 2005, we redesignated the $550.0 million of interest rate swaps as hedges of the cash flow risk from the LIBOR-based variable interest payments on amounts borrowed under our Facilities. We will recognize $5.3 million of non-cash expense in the second quarter of 2005 in our Consolidated Statement of Income (Loss) as "Change in fair value of interest rate swaps." The $9.9 million difference between the amount of income recognized for the three months ended March 31, 2005, and the amount of expense to be recognized in the second quarter of 2005 will result in higher interest expense over the remaining life of the interest rate swaps. We expect the swaps to effectively hedge changes on the variable portion of interest payments on this debt.

          As described in Note 9, Debt, in the predecessor period presented OfficeMax allocated debt and interest costs to Boise Forest Products Operations based on its average asset balances. OfficeMax occasionally used derivative financial instruments, such as interest rate swaps, rate hedge agreements and forward exchange contracts, to hedge underlying debt obligations or anticipated transactions. The effects of these financial instruments are not included in the predecessor financial statements other than through OfficeMax's allocations to our predecessor.

11. Retirement and Benefit Plans

Pension and Other Postretirement Benefit Plans

          Some of our employees are covered by noncontributory defined benefit pension plans. The pension benefit for eligible salaried employees is based primarily on the employees' years of service and highest five-year average compensation. The benefit for eligible hourly employees is generally based on a fixed amount per year of service. We use a December 31 measurement date for our pension plans.

          We also sponsor contributory defined contribution savings plans for most of our salaried and hourly employees. For the three months ended March 31, 2005 and 2004, total expense for these plans was $3.4 million and $4.6 million, respectively.

          We also have postretirement healthcare benefit plans. The type of retiree healthcare benefits and the extent of coverage vary based on employee classification, date of retirement, location and other factors. All of our postretirement healthcare plans are unfunded. We explicitly reserve the right to amend or terminate our retiree medical plans at any time, subject only to constraints, if any, imposed by the terms of collective bargaining agreements. Accrual of costs pursuant to accounting standards does not affect, or reflect, our ability to amend or terminate these plans. Amendment or termination may significantly affect the amount of expense incurred. We use a December 31 measurement date for our postretirement benefit plans.

          During the predecessor period, most Boise Forest Products Operations employees, along with some employees of OfficeMax, participated in OfficeMax's defined benefit pension plans. In addition, most employees of Boise Forest Products Operations were eligible for participation in OfficeMax's defined contribution plans. During the predecessor period, Boise Forest Products Operations treated its participants in OfficeMax's plans as participants in multiemployer plans. Accordingly, no assets or liabilities related to OfficeMax's defined benefit pension plans are reflected in the predecessor Consolidated Balance Sheet. Boise Forest Products Operations did, however, incur costs associated with the employees who participated in OfficeMax's plans in the Consolidated Statement of Income.

          The following represents the components of net periodic pension and postretirement benefit costs in accordance with revised SFAS No. 132, Employers' Disclosures About Pensions and Other Postretirement Benefits. The components of net periodic benefit cost are as follows (in thousands):

	Pension Benefits		Other Benefits
	Boise Holdings	Predecessor	Boise Holdings	Predecessor
	Three Months Ended March 31,		Three Months Ended March 31,
	2005	2004	2005	2004
Service cost	$6,363	$7,723	$159	$298
Interest cost	7,703	20,191	269	1,374
Expected return on plan assets	(7,585)	(19,352)	—	—
Recognized actuarial loss	94	7,334	—	291
Amortization of prior service costs and other	—	5,684	—	(252)

Company-sponsored plans	6,575	21,580	428	1,711
Multiemployer pension plans	127	150	—	—

Net periodic benefit cost	$6,702	$21,730	$428	$1,711

          Under the terms of the Acquisition, OfficeMax retained all pension costs related to employees who retired or were terminated on or before July 31, 2004 and all postretirement benefits costs related to employees who retired or were terminated before the Acquisition. In addition, OfficeMax transferred sufficient assets from its employee defined benefit pension plans to fund our accumulated benefit obligation for the employees of the acquired businesses at a 6.25% discount rate, which improved the funded position of the pension plans. The reduced liability and increased funding significantly reduced expense for pension and other benefits in the three months ended March 31, 2005, compared to the predecessor period a year ago.

          In 2005, there is no required minimum contribution to our pension plans.

12. Segment Information

          There are no significant differences in our basis of segmentation or in our basis of measurement of segment profit or loss from that disclosed in our 2004 audited consolidated financial statements.

          An analysis of our operations by segment is as follows (in millions):

	Boise Holdings
	Sales
					Income (Loss) Before Taxes	Depreciation, Amortization and Depletion
	Trade	Related Parties	Intersegment	Total			EBITDA(a)
Three months ended March 31, 2005
Paper	$195.8	$150.3	$11.7	$357.8	$29.2	$13.0	$42.2
Packaging & Newsprint	174.5	—	19.3	193.8	4.5	9.2	13.7
Wood Products	207.8	—	114.6	322.4	33.1	5.3	38.4
Building Materials Distribution	696.2	—	—	696.2	24.4	2.0	26.4
Corporate and Other	7.7	—	11.7	19.4	(10.3)	1.1	(9.2)

	1,282.0	150.3	157.3	1,589.6	80.9	30.6	111.5

Intersegment eliminations	—	—	(157.3)	(157.3)	—	—	—
Change in fair value of interest rate swaps	—	—	—	—	15.2	—	—
Interest expense	—	—	—	—	(32.1)	—	—
Interest income	—	—	—	—	1.4	—	—

	$1,282.0	$150.3	$—	$1,432.3	$65.4	$30.6	$111.5

	Predecessor
	Sales							Equity in Net Income of Affiliates
					Income (Loss) Before Taxes	Depreciation, Amortization and Depletion
	Trade	Related Parties	Intersegment	Total			EBITDA(a)
Three months ended March 31, 2004
Paper	$199.6	$119.0	$12.1	$330.7	$(25.8)	$35.5	$9.7	$—
Packaging & Newsprint	138.0	—	15.7	153.7	(12.4)	10.3	(2.1)	—
Wood Products	222.9	1.6	96.8	321.3	44.1	6.7	50.8	5.1
Building Materials Distribution	619.2	—	—	619.2	24.9	1.9	26.8	—
Corporate and Other	7.7	—	14.4	22.1	(7.0)	3.3	(3.6)	—

	1,187.4	120.6	139.0	1,447.0	23.8	57.7	81.6	5.1

Intersegment eliminations	—	—	(139.0)	(139.0)	—	—	—	—
Interest expense	—	—	—	—	(20.6)	—	—	—
Interest income	—	—	—	—	0.2	—	—	—

	$1,187.4	$120.6	$—	$1,308.0	$3.4	$57.7	$81.6	$5.1

(a)
EBITDA represents income (loss) before interest expense, interest income and changes in fair value of interest rate swaps, income tax provision (benefit) and depreciation, amortization and depletion. EBITDA is the primary measure used by our chief operating decision makers to evaluate segment operating performance and to decide how to allocate resources to segments. We believe EBITDA is useful to investors because it provides a means to evaluate the operating performance of our segments and our company on an ongoing basis using criteria that is used by our internal decision makers and because it is frequently used by investors and other interested parties in the evaluation of companies with substantial financial leverage. We believe EBITDA is a meaningful measure because it presents a transparent view of our recurring operating performance and allows management to readily view operating trends, perform analytical comparisons and identify strategies to improve operating performance. For example, we believe that the inclusion of items such as taxes, interest expense and interest income distorts management's ability to assess and view the core operating trends in our segments. EBITDA, however, is not a measure of our liquidity or financial performance under GAAP and should not be considered as an alternative to net income (loss), income (loss) from operations or any other performance measure derived in accordance with GAAP or as an alternative to cash flow from operating activities as a measure of our liquidity. The use of EBITDA instead of net income (loss) or segment income (loss) has limitations as an analytical tool, including the inability to determine profitability, the exclusion of interest expense and associated significant cash requirements and the exclusion of depreciation, amortization and depletion, which represent significant and unavoidable operating costs, given the level of our indebtedness and the capital expenditures needed to maintain our businesses. Management compensates for these limitations by relying primarily on our GAAP results and by using EBITDA only supplementally. Our measures of EBITDA are not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the methods of calculation.

13. Commitments and Guarantees

Commitments

          We have commitments for leases and long-term debt that are discussed further in Note 7, Leases, and Note 11, Debt, in our 2004 audited consolidated financial statements and Note 9, Debt, in these unaudited financial statements. For information on our other commitments, see Note 17, Commitments and Guarantees, in our 2004 audited consolidated financial statements. At March 31, 2005, there have been no material changes regarding the commitments outside the ordinary course of business.

Guarantees

          For information on our guarantees, see Note 17, Commitments and Guarantees, in our 2004 audited consolidated financial statements, and the indemnification information disclosed below, which considers the effect of the Timberlands Sale in February 2005.

          In connection with the Timberlands Sale, we, along with Timber Holdings, have agreed to indemnify the purchasers for any breach of representation or warranty or covenant contained in the purchase agreement. Our indemnification obligations, with certain exceptions, survive until February 4, 2006, and are subject to a deductible of $16.5 million and an aggregate cap of $100.0 million. In addition, the purchasers have agreed that, if the events giving rise to an indemnification claim against us and Timber Holdings also give rise to an indemnification claim against OfficeMax under OfficeMax's indemnification obligations arising from its sale of the timberlands operations, the purchasers will pursue remedies directly and exclusively against OfficeMax. In connection with the foregoing, Forest Products Holdings, L.L.C., an entity controlled by Madison Dearborn Partners, LLC, assigned to the purchasers all of its rights to indemnification by OfficeMax with respect to the timberlands operations.

14. Legal Proceedings and Contingencies

          We are involved in litigation and administrative proceedings arising in the normal course of our business. In the opinion of management, our recovery, if any, or our liability, if any, under pending litigation or administrative proceedings, would not materially affect our financial position or results of operations. For information concerning legal proceedings and contingencies, see our 2004 Consolidated Financial Information.

15. Subsequent Event

          On May 9, 2005 we converted from a limited liability company to a corporation and changed our name to Boise Cascade Company. In connection with the conversion, the Series A equity units were exchanged for shares of Series A preferred stock, the Series B equity units were exchanged for shares of Class B common stock and the Series C equity units were exchanged for shares of Class C common stock. When the final price for our initial public offering is determined (see Note 16), we will exchange all of our outstanding Class C common stock for Class A common stock, using a ratio based on the final offering price.

16. Pro Forma Adjustments

          For the period October 29, 2004 (inception) through March 31, 2005, we operated as a limited liability company. The unaudited pro forma financial statements assume we operated as a C corporation during this period, and reflect the following adjustments to give pro forma effect for the anticipated inital public offering of our Class A common stock (the offering).

Balance Sheet

          The unaudited pro forma balance sheet reflects an assumed dividend on our Class B common stock of $76.9 million recorded in "Distribution payable to stockholders." We intend to use the net proceeds from the offering to pay a one-time, special dividend on the Class B common stock. The SEC rules and regulations prohibit us from reflecting the offering proceeds to pay this dividend. Thus, we have recorded the pro forma effect of paying this dividends on the Class B common stock as an increase to "Retained losses" and "Series B equity units" in our Balance Sheet.

          Prior to the offering, our Series A equity units will be exchanged for Series A Preferred Stock. We expect to use a portion of the net proceeds of the offering to redeem the Series A Preferred Stock. The unaudited pro forma balance sheet reflects the expected redemption of our Series A Preferred Stock for $37.6 million with a corresponding increase to distributions payable to stockholders. The SEC rules and regulations prohibit us from reflecting the offering proceeds to pay for this redemption.

          The March 31, 2005 unaudited pro forma balance sheet also reflects estimated current deferred income taxes of $36.8 million and a $48.3 million long-term deferred income tax liability that would be recorded if we terminated our limited liability company status at that date.

          The unaudited pro forma dividend and income tax adjustments described above would have caused working capital, total assets, total liabilities, and total capital to be $650.3 million, $2.9 billion, $2.7 billion and $291.3 million, respectively, at March 31, 2005.

Statement of Income (Loss)

          The unaudited pro forma income data presents the pro forma effects of applying a provision for income taxes to historical net income. Such provision reflects the income taxes had we been taxed as a C corporation for the three months ended March 31, 2005. The effective tax rate is 40.5%. The pro forma provision for income taxes varies from the amount that would be provided by applying the statutory federal rate. The primary reason for the difference is the effect of state income taxes. The predecessor financial statements were already taxed at rates applicable to a C corporation and no pro forma adjustments are required.

          Pro forma net income per share is based on the weighted average shares of common stock and stock equivalents outstanding, including actual shares outstanding, shares deemed to be outstanding and the dilutive effect of shares issuable under our equity compensation plans. The shares deemed to be outstanding represent the number of shares, assuming an initial public offering price of $25.00, being offered by us sufficient to (1) redeem all of our outstanding preferred stock from OfficeMax, in the amount of $37.6 million ($38.0 million as of May 23, 2005); and (2) pay a special one-time dividend on our Class B common stock, all of which is held by our existing stockholders, in the amount of approximately $76.9 million ($75.2 as of May 23, 2005), reduced by pro forma net income of $54.3 million for the period from October 29, 2004 (inception) through March 31, 2005, which is assumed to be used to fund the dividend in accordance with SEC rules and regulations.

          After the completion of this offering, we will have two classes of common stock outstanding—Class A common stock and Class B common stock. The shares sold in this offering will be shares of Class A common stock. Our existing stockholders will hold all of the shares of Class B common stock, which will enable them to receive (1) the Special Dividend, (2) a cash dividend with any proceeds from the underwriters' over-allotment option, and (3) a stock dividend, assuming the underwriters' over-allotment option is not exercised in full. Except for these additional dividends in conjunction with the offering and the right of the holders of Class B common stock to consent to any changes to our governing documents that would adversely affect the Class B common stock, both classes of our common stock will be identical, including with respect to voting rights and rights to future dividends declared by our Board of Directors. Further, each share of Class B common stock may be converted into a share of Class A common stock at any time at the option of the holder and will be automatically converted upon the conversion of a majority of the Class B common stock.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Unitholders of Boise Cascade Holdings, L.L.C.:

          We have audited the accompanying consolidated balance sheet of Boise Cascade Holdings, L.L.C. and subsidiaries as of December 31, 2004, and the related consolidated statements of income, capital, and cash flows for period from October 29, 2004 (inception) through December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

          We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

          In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Boise Cascade Holdings, L.L.C. and subsidiaries as of December 31, 2004, and the results of their operations and their cash flows for the period from October 29, 2004 (inception) through December 31, 2004, in conformity with U.S. generally accepted accounting principles.

          /s/ KPMG LLP

Boise, Idaho
March 31, 2005

Report of Independent Registered Public Accounting Firm

To the Board of Directors of OfficeMax Incorporated:

          We have audited the accompanying balance sheet of Boise Forest Product Operations (formerly owned by OfficeMax Incorporated) as of December 31, 2003, and the related statements of income (loss), capital, and cash flows for the period from January 1, 2004 through October 28, 2004 and for each of the years in the two-year period ended December 31, 2003. These financial statements are the responsibility of the management of OfficeMax Incorporated. Our responsibility is to express an opinion on these financial statements based on our audits.

          We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Boise Forest Product Operations (formerly owned by OfficeMax Incorporated) as of December 31, 2003, and the results of its operations and its cash flows for the period from January 1, 2004 through October 28, 2004 and for each of the years in the two-year period ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

          As discussed in Note 1 and Note 5 to the financial statements, in 2003, Boise Forest Product Operations (formerly owned by OfficeMax Incorporated) adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 143, Accounting for Asset Retirement Obligations, and the fair-value-based method of accounting for stock-based employee compensation using the prospective method of transition under the provisions of SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure.

          /s/ KPMG LLP

Boise, Idaho
March 29, 2005

BOISE CASCADE HOLDINGS, L.L.C.

CONSOLIDATED BALANCE SHEETS

	Boise Holdings	Predecessor
	December 31, 2004	December 31, 2003
	(thousands)
ASSETS
Current
Cash and cash equivalents	$163,345	$—
Receivables
Trade, less allowances of $2,323 and $3,075	276,668	105,362
Related parties	42,055	28,703
Other	19,174	24,114
Inventories	594,869	501,380
Deferred income taxes	—	29,055
Other	15,621	10,708

	1,111,732	699,322

Property
Property and equipment
Land and land improvements	83,123	31,325
Buildings and improvements	204,704	577,083
Machinery and equipment	1,196,978	4,315,741

	1,484,805	4,924,149
Accumulated depreciation	(18,956)	(2,758,806)

	1,465,849	2,165,343
Fiber farms and timber deposits	44,646	86,547

	1,510,495	2,251,890

Note receivable from related party	157,509	—
Deferred financing costs	84,054	8,465
Goodwill	18,390	11,639
Intangible assets	34,357	192
Investments in equity affiliates	—	44,232
Other assets	15,532	108,095

Total assets	$2,932,069	$3,123,835

See accompanying notes to consolidated financial statements.

BOISE CASCADE HOLDINGS, L.L.C.

CONSOLIDATED BALANCE SHEETS (Continued)

	Boise Holdings	Predecessor
	December 31, 2004	December 31, 2003
	(thousands)
LIABILITIES AND CAPITAL
Current
Short-term borrowings	$—	$2,894
Current portion of long-term debt	13,300	46,296
Accounts payable
Trade	310,148	274,584
Related parties	150	6,089
Accrued liabilities
Compensation and benefits	62,495	90,655
Interest payable	8,584	19,034
Other	43,631	55,184

	438,308	494,736

Debt
Long-term debt, less current portion	1,966,700	1,222,127

Other
Deferred income taxes	—	486,088
Compensation and benefits	133,648	148,470
Other long-term liabilities	23,573	43,720

	157,221	678,278

Commitments and contingent liabilities
Capital
Series A equity units—no par value; 66,000,000 units authorized and outstanding	36,868	—
Series B equity units—no par value; 549,000,000 units authorized and outstanding	332,972	—
Series C equity units—no par value; 38,165,775 units authorized; 35,600,120 outstanding	—	—
Retained losses	—	—
Business unit equity	—	727,832
Accumulated other comprehensive income	—	862

Total capital	369,840	728,694

Total liabilities and capital	$2,932,069	$3,123,835

See accompanying notes to consolidated financial statements.

BOISE CASCADE HOLDINGS, L.L.C.

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

	Boise Holdings	Predecessor
	October 29 (inception) through December 31, 2004		Year Ended December 31,
		January 1 through October 28, 2004
			2003	2002
	(thousands, except per share data)
Sales
Trade	$779,953	$4,417,440	$4,217,305	$3,864,312
Related parties	92,774	444,608	436,415	411,954

	872,727	4,862,048	4,653,720	4,276,266

Costs and expenses
Materials, labor and other operating expenses	733,509	4,122,045	3,982,229	3,653,510
Fiber costs from related parties	24,451	95,537	113,818	110,775
Depreciation, amortization and depletion	20,037	193,816	229,820	233,811
Selling and distribution expenses	40,118	211,319	224,338	203,544
General and administrative expenses	10,608	79,317	69,703	73,572
Other (income) expense, net	(23)	25,348	32,806	11,824

	828,700	4,727,382	4,652,714	4,287,036

Income (loss) from operations	44,027	134,666	1,006	(10,770)

Equity in net income (loss) of affiliates	—	6,308	8,716	(1,454)
Gain on sale of equity affiliate	—	46,498	—	—
Foreign exchange gain (loss)	1,181	912	2,672	(133)
Interest expense	(22,182)	(72,124)	(92,935)	(94,803)
Interest income	2,005	557	850	1,006

	(18,996)	(17,849)	(80,697)	(95,384)

Income (loss) before income taxes and cumulative effect of accounting change	25,031	116,817	(79,691)	(106,154)
Income tax (provision) benefit	(329)	(47,351)	36,471	45,248

Income (loss) before cumulative effect of accounting change	24,702	69,466	(43,220)	(60,906)
Cumulative effect of accounting change, net of income tax	—	—	(4,133)	—

Net income (loss)	$24,702	$69,466	$(47,353)	$(60,906)

Pro forma income data—Note 21
(unaudited)
Net income as reported	$24,702
Pro forma provision for income taxes	(9,308)

Pro forma net income	$15,394

Pro forma diluted net income per share:
Class A	$0.30
Class B	$0.30
Pro forma diluted weighted average number of common shares outstanding:
Class A	4,957
Class B	46,052

See accompanying notes to consolidated financial statements.

BOISE CASCADE HOLDINGS, L.L.C.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Boise Holdings
		Predecessor
	October 29 (inception) through December 31, 2004
		January 1 through October 28, 2004	Year Ended December 31
			2003	2002
	(thousands)
Cash provided by (used for) operations
Net income (loss)	$24,702	$69,466	$(47,353)	$(60,906)
Items in net income (loss) not using (providing) cash
Equity in net (income) loss of affiliates	—	(6,308)	(8,716)	1,454
Depreciation, depletion and amortization of deferred financing costs and other costs	22,361	193,816	229,820	233,811
Pension and other postretirement benefit expense	2,907	66,623	58,927	25,266
Deferred income tax provision	—	—	10,580	8,607
Cumulative effect of accounting change, net of income tax	—	—	4,133	—
Restructuring activities	—	—	(806)	(750)
Sale and write-down of assets	—	(46,745)	14,699	—
Other	(1,181)	(912)	(2,738)	134
Decrease (increase) in working capital, net of acquisitions
Receivables	121,952	(320,901)	(783)	13,095
Inventories	(21,403)	(15,433)	(4,204)	(46,905)
Accounts payable and accrued liabilities	85,568	74,437	23,196	8,512
Pension and other postretirement benefit payments	(62)	(66,623)	(58,927)	(25,266)
Current and deferred income taxes	—	9,342	(1,893)	1,343
Other	(4,368)	(4,548)	3,330	1,758

Cash provided by (used for) operations	230,476	(47,786)	219,265	160,153

Cash provided by (used for) investment
Expenditures for property and equipment	(28,727)	(139,638)	(173,923)	(144,984)
Expenditures for fiber farms	(173)	(579)	(1,173)	(1,111)
Acquisition of businesses and facilities	(2,196,452)	—	—	(6,073)
Note receivable from related party	(157,509)	—	—	—
Sale of assets	—	103,229	—	—
Other	(2,627)	(141)	(17,528)	6,014

Cash used for investment	(2,385,488)	(37,129)	(192,624)	(146,154)

Cash provided by (used for) financing
Additions to long-term debt for acquisition	2,020,000	—	—	—
Payments of long-term debt	(40,000)	—	—	—
Issuance of equity units	338,877	—	—	—
Net equity transactions with OfficeMax	—	67,131	(27,569)	(7,585)
Net debt issuances (payments)	—	17,784	928	(6,414)
Other	(520)	—	—	—

Cash provided by (used for) financing	2,318,357	84,915	(26,641)	(13,999)

Increase in cash and cash equivalents	163,345	—	—	—
Balance at beginning of the period	—	—	—	—

Balance at end of the period	$163,345	$—	$—	$—

See accompanying notes to consolidated financial statements.

BOISE CASCADE HOLDINGS, L.L.C.

CONSOLIDATED STATEMENTS OF CAPITAL

	Business Unit Equity	Accumulated Other Comprehensive Income (Loss)	Total Capital
		(thousands)
Predecessor
Balance at December 31, 2001	$871,245	$—	$871,245

Comprehensive income (loss):
Net loss	(60,906)	—	(60,906)
Other comprehensive income, net of tax
Cash flow hedges	—	896	896

Comprehensive income (loss)	(60,906)	896	(60,010)
Net equity transactions with OfficeMax	(7,585)	—	(7,585)

Balance at December 31, 2002	$802,754	$896	$803,650

Comprehensive (loss):
Net loss	(47,353)	—	(47,353)
Other comprehensive loss, net of tax
Cash flow hedges	—	(34)	(34)

Comprehensive loss	(47,353)	(34)	(47,387)
Net equity transactions with OfficeMax	(27,569)	—	(27,569)

Balance at December 31, 2003	$727,832	$862	$728,694

	Series A Equity Units		Series B Equity Units		Series C Equity Units
							Total Capital
	Units	Amount	Units	Amount	Units	Amount
	(thousands)
Boise Holdings
Balance at October 29, 2004 (inception)	—	$—	—	$—	—	$—	$—

Equity issued for acquisition	66,000	36,367	549,000	302,510	—	—	338,877
Net income	—	—	—	24,702	—	—	24,702
Series C equity units issued	—	—	—	—	35,600	—	—
Paid-in-kind dividend	—	501	—	(501)	—	—	—
Other comprehensive income Cash flow hedges	—	—	—	6,261	—	—	6,261

Balance at December 31, 2004	66,000	$36,868	549,000	$332,972	35,600	$—	$369,840

See accompanying notes to consolidated financial statements.

BOISE CASCADE HOLDINGS, L.L.C.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    Summary of Significant Accounting Policies

Basis of Presentation

          As used in these financial statements, the terms "Boise Holdings" and "we" refer to Boise Cascade Holdings, L.L.C., and its consolidated subsidiaries and their predecessors in interest. The terms "Boise Forest Products Operations" and "predecessor" refer to the paper and forest products assets of OfficeMax Incorporated (OfficeMax) that we acquired on October 29, 2004, from OfficeMax. OfficeMax was formerly known as Boise Cascade Corporation. See Note 2, Purchase of OfficeMax's Paper and Forest Products Assets, for additional information.

          We are a diversified North American paper and forest products company. We are headquartered in Boise, Idaho. The financial statements present the financial results of Boise Holdings for the period of October 29 through December 31, 2004, and the results of Boise Forest Products Operations for the years prior to 2004 and for the period of January 1 through October 28, 2004. We have five reportable segments: Paper, Packaging & Newsprint, Wood Products, Building Materials Distribution and Corporate and Other. Historically, OfficeMax conducted Boise Forest Products Operations in three segments: Boise Paper Solutions, Boise Building Solutions and Corporate and Other. We have recast the financial statements of our predecessor included herein to conform to our current segment presentation. See Note 16, Segment Information, for additional information on our reportable segments.

          OfficeMax's paper and forest products operations included timberland assets, which were allocated to OfficeMax's Boise Paper Solutions and Boise Building Solutions. Since the timberland operations were not acquired by us, they are not included in these financial statements.

          The predecessor financial statements include accounts specifically attributed to Boise Forest Products Operations and a portion of OfficeMax's shared corporate general and administrative expenses. These shared services included, but were not limited to, finance, accounting, legal, information technology and human resource functions. Some of OfficeMax's corporate costs related solely to Boise Forest Products Operations and were allocated in full to these operations. Shared corporate general and administrative expenses not specifically identifiable to Boise Forest Products Operations have been allocated based on sales, assets and labor costs. The predecessor financial statements also include an allocation of OfficeMax's total debt and related interest expense based on average asset balances (see Note 11). The predecessor's results have been or will be included in OfficeMax's consolidated tax returns. Income taxes in the predecessor periods of these financial statements have been calculated as if Boise Forest Products Operations was a separate taxable entity (see Note 6). Information on the allocations and related-party transactions is included in Note 3, Transactions With Related Parties.

Consolidation and Use of Estimates

          The financial statements include the accounts of Boise Holdings and its subsidiaries after elimination of intercompany balances and transactions. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may vary from those estimates.

Foreign Currency Translation

          The functional currency for our operations outside the United States is the U.S. dollar. Nonmonetary assets and liabilities and related depreciation and amortization for these foreign operations are remeasured into U.S. dollars using historical exchange rates. Remaining assets and liabilities are remeasured into U.S. dollars using the exchange rates as of the Balance Sheet date. Revenue and expense items are remeasured into U.S. dollars using an average exchange rate for the period. The foreign exchange gains (losses) reported in the Statements of Income (Loss) arose from the remeasurements into the U.S. dollar.

Revenue Recognition

          We recognize revenue when the following criteria are met: persuasive evidence of an agreement exists, delivery has occurred or services have been rendered, our price to the buyer is fixed and determinable and collectibility is reasonably assured. Delivery is not considered to have occurred until the customer takes title and assumes the risks and rewards of ownership. The timing of revenue recognition is dependent on shipping terms. Revenue is recorded at the time of shipment for terms designated free on board (f.o.b.) shipping point. For sales transactions designated f.o.b. destination, revenue is recorded when the product is delivered to the customer's delivery site.

Cash and Cash Equivalents

          At December 31, 2004, cash equivalents consisted of short-term investments that had a maturity of three months or less at the date of purchase. Cash equivalents totaled $105.8 million at December 31, 2004. During the predecessor periods presented, our predecessor participated in OfficeMax's cash management system. Cash receipts attributable to our predecessor's operations were collected by OfficeMax, and cash disbursements were funded by OfficeMax (see Note 3). Our predecessor did not record interest income or expense related to these transactions. The net effect of these transactions was included in "Business unit equity" in the predecessor Balance Sheet. As such, the amount of cash and cash equivalents recorded in the predecessor period does not represent the amount required or generated by Boise Forest Products Operations.

Vendor Rebates and Allowances

          We receive rebates and allowances from our vendors under a number of different programs, including vendor marketing programs. These rebates and allowances are accounted for in accordance with Emerging Issues Task Force (EITF) 02-16, Accounting by a Customer (Including a Reseller) for Certain Consideration Received From a Vendor. Rebates and allowances received from our vendors are recognized as a reduction of "Materials, labor and other operating expenses" when the product is sold, unless the rebates and allowances are linked to a specific incremental cost to sell a vendor's product. Amounts received from vendors that are linked to specific selling and distribution expenses are recognized as a reduction of "Selling and distribution expenses" in the period the expense is incurred.

          Included in the vendor rebate programs referred to above are various volume purchase rebate programs. These programs generally include annual purchase targets and may offer increasing tiered rebates based on our reaching defined purchase levels. For such tiered rebate programs, the company calculates an estimated consideration based on the probability of the rebate being earned during the year. We review sales projections and related purchases on a quarterly basis and adjust the estimated consideration accordingly. We record consideration received for these programs as a reduction of "Materials, labor and other operating expenses" as the related inventory is sold.

          We also provide rebates to our customers based on the volume of their purchases. We provide the rebates to increase the sell-through of our products. As of December 31, 2004 and 2003, we had $20.4 million and $11.1 million, respectively, of rebates payable to our customers recorded in "Accrued liabilities, other" on the Balance Sheets.

Inventory Valuation

          Inventories are valued at the lower of cost or market. For the period ended December 31, 2004, cost is based on the average or first-in, first-out (FIFO) methods of inventory valuation. During the predecessor periods, cost was based on the last-in, first-out (LIFO) method of inventory valuation for raw materials and finished goods inventories at most of the domestic building materials and paper manufacturing facilities. At December 31, 2003, approximately 45% of the inventories were accounted for under this method. For all other inventories, cost was based on the average or FIFO valuation methods. Manufactured inventories include costs for materials, labor and factory overhead. Log inventories include the costs of harvesting the timber.

          Inventories include the following:

	Boise Holdings	Predecessor
	December 31, 2004	December 31, 2003
	(thousands)
Finished goods and work in process	$384,772	$342,633
Logs	62,406	58,170
Other raw materials and supplies	147,691	144,742
LIFO reserve	—	(44,165)

	$594,869	$501,380

Property and Equipment

          Property and equipment are recorded at cost. Cost includes expenditures for major improvements and replacements and the amount of interest cost associated with significant capital additions. For all periods presented, capitalized interest was not material. Gains and losses from sales and retirements are included in income (loss) as they occur. In the predecessor periods presented, our predecessor determined depreciation on the straight-line method over the useful lives of the assets or a units-of-production method that approximated straight-line over three to five years. For the period of October 29 through December 31, 2004, we used the straight-line method of depreciation.

          The estimated useful lives of depreciable assets are generally as follows: building and improvements, 15 to 40 years; furniture and equipment, 3 to 10 years; and machinery, equipment and delivery trucks, 2 to 20 years. Leasehold improvements are amortized over the lesser of the term of the lease, including option periods we are reasonably assured of exercising, or 20 years.

Fiber Farms and Timber Deposits

          The financial statements include our cottonwood fiber farm in our Paper segment and our eucalyptus plantation land in Brazil in our Wood Products segment. Costs for activities related to the establishment of a new crop of trees are capitalized, while costs for administration, insurance, property taxes and interest are expensed. We charge capitalized costs, excluding land, against revenue at the time the timber is sold, based on periodically determined depletion rates. These charges are included in "Depreciation, amortization and depletion" in the accompanying Statements of Income (Loss).

          Our cottonwood fiber farm is a short-rotation fiber farm that has a growing cycle averaging six to seven years. The eucalyptus in Brazil has a growing cycle averaging 12 to 14 years. Costs for planting, thinning, fertilization, pest control, herbicide application and irrigation are capitalized. These capitalized costs are accumulated by specifically identifiable farms. As harvesting occurs, the accumulated capitalized costs are charged against harvest revenues as depletion.

          In all the periods presented, we acquired a portion of our fiber requirements from OfficeMax's timberlands operations (Boise Timberlands), which in October 2004 were sold by OfficeMax to Boise Land & Timber Holdings Corp., or Timber Holdings, an affiliate that is majority owned by our majority equityholder. In February 2005, Timber Holdings sold all of its timberlands to Forest Capital Partners, LLC, an unaffiliated party, for $1.65 billion in cash (Timberlands Sale). In connection with the Timberlands Sale, we entered into a number of long-term fiber supply agreements with Forest Capital. Our total obligations for timber purchases under contracts with third parties, including Forest Capital, are estimated to be approximately $1.0 billion. Except for deposits required pursuant to wood supply contracts, these obligations are not recorded in our financial statements until contract payment terms take effect. The obligations are subject to change based on, among other things, the effect of governmental laws and regulations, our manufacturing operations not operating in the normal course of business, timber availability and the status of environmental appeals.

Long-Lived Asset Impairment

          We account for the impairment of long-lived assets in accordance with Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. An impairment of long-lived assets exists when the carrying value of an asset exceeds its fair value and when the carrying value is not recoverable through future operations. We review the carrying value of long-lived assets for impairment when events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. In December 2003, our predecessor recorded a $14.7 million pretax charge for the write-down of impaired assets at its plywood and lumber operations in Yakima, Washington. For more information, see Note 4, Other (Income) Expense, Net.

Goodwill

          We account for goodwill and other intangible assets in accordance with Financial Accounting Standards Board (FASB) SFAS No. 142, Goodwill and Other Intangible Assets. Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible and intangible assets of businesses acquired. We assess goodwill at least annually using a fair-value-based approach. Our predecessor completed its annual assessment in accordance with SFAS No. 142 in first quarter 2004 and 2003, and determined that there was no impairment.

Investments in Equity Affiliates

          We use the equity method to account for investments that we do not control but in which we have significant influence. We periodically review the recoverability of investments in equity affiliates. The measurement of possible impairment is based on the estimated fair value of our investment (see Note 9).

Deferred Software Costs

          We defer internal-use software costs that benefit future years. These costs are amortized on the straight-line method over the expected life of the software, typically three to five years. "Other assets" in the Balance Sheets includes deferred software costs of $5.5 million and $8.7 million at December 31, 2004 and 2003, respectively. For the periods of October 29 through December 31, 2004, and January 1 through October 28, 2004, and the years ended December 31, 2003 and 2002, amortization of deferred software costs totaled $0.4 million, $2.8 million, $3.4 million and $5.1 million, respectively.

Asset Retirement Obligations

          We account for asset retirement obligations in accordance with SFAS No. 143, Accounting for Asset Retirement Obligations, which affects the way we account for landfill closure costs. This statement requires us to record an asset and a liability (discounted) for estimated closure and closed-site monitoring costs and to depreciate the asset over the landfill's expected useful life. Previously, we accrued for the closure costs over the life of the landfill and expensed monitoring costs as incurred. We record liabilities when assessments and/or remedial efforts are probable and the cost can be reasonably estimated. At December 31, 2004 and 2003, $10.3 million and $11.5 million, respectively, of asset retirement obligations were recorded on the Balance Sheets. The liabilities are based on the best estimate of current costs and are updated periodically to reflect current technology, laws and regulations, inflation and other economic factors. The difference between the periods was primarily attributable to accretion expense. We do not have any assets legally restricted for purposes of settling asset retirement obligations. See Note 5, Accounting Changes, for the impact of adopting SFAS No. 143 on the Statements of Income (Loss).

Equity Compensation

          We account for our Management Equity Agreement under SFAS No. 123 (revised 2004), Share-Based Payment. Awards under our Management Equity Agreement vest over periods up to five years. See Note 15, Management Equity Agreement, for a discussion of the plan and the method we use to calculate compensation expense.

          During the predecessor periods presented, stock compensation was granted to our employees under OfficeMax's stock compensation plans. In 2003, our predecessor adopted the fair-value-based method of accounting for stock-based employee compensation using the prospective method of transition for all employee awards granted on or after January 1, 2003. Awards vested over periods of up to three years. Therefore, the cost related to stock-based employee compensation included in the determination of the Boise Forest Products Operations net loss in 2003 is less than that which would have been recognized if the fair-value-based method had been applied to all awards since the original effective date of SFAS No. 123. For more information, see Note 5, Accounting Changes.

          The following table illustrates the effect on net income (loss) if we had applied the fair-value-based method to all outstanding and unvested awards in each period:

	Boise Holdings	Predecessor
	October 29 (inception) through December 31, 2004		Year Ended December 31
		January 1 through October 28, 2004
			2003	2002
	(thousands)
Reported net income (loss)	$24,702	$69,466	$(47,353)	$(60,906)
Add: Total stock-based employee compensation expense included in reported net income (loss), net of related tax effects	—	8,924	2,618	—
Deduct: Total stock-based employee compensation expense determined under the fair value method for all awards, net of related tax effects	—	(8,924)	(5,820)	(6,716)

Pro forma net income (loss)	$24,702	$69,466	$(50,555)	$(67,622)

          To calculate stock-based employee compensation expense under SFAS No. 123, our predecessor estimated the fair value of each option grant on the date of grant, using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 2003 and 2002: risk-free interest rates of 4.0% in each year, expected dividends of 60 cents per share per year, expected lives of 4.3 years and expected stock price volatility of 40% in each year.

          OfficeMax allocated compensation expense for restricted stock awards based on the fair value of their stock on the date of grant. Our predecessor recognized the expense over the vesting period. See Note 14, Equity.

Research and Development Costs

          We expense research and development costs as incurred. For the period of October 29 through December 31, 2004, research and development expenses were $0.2 million. For the period of January 1 through October 28, 2004, research and development expenses were $1.9 million, compared with $2.4 million and $2.3 million for the years ended December 31, 2003 and 2002, respectively.

Advertising Costs

          We expense the cost of advertising as incurred. The costs are recorded in "Selling and distribution expenses." For the period of October 29 through December 31, 2004, advertising expense was $1.2 million. For the period of January 1 through October 28, 2004, advertising expense was $7.9 million, compared with $9.9 million and $7.4 million for the years ended December 31, 2003 and 2002, respectively.

Recently Adopted Accounting Standards

          In December 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment. This statement requires an entity to use the fair-value method to recognize in the income statement the fair value of stock options and other equity-based compensation issued to employees on the grant date and eliminates an entity's ability to account for share-based compensation transactions using the intrinsic-value method of accounting in Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, which was permitted under SFAS No. 123 as originally issued. We adopted this statement effective October 29, 2004.

          In November 2004, the FASB's EITF reached a consensus on EITF 03-13, Applying the Conditions in Paragraph 42 of FASB Statement No. 144, Accounting for Impairment or Disposal of Long-Lived Assets, in Determining Whether to Report Discontinued Operations. We adopted EITF 03-13 on January 1, 2005, and it did not have a material impact on our financial position or results of operations.

          In September 2004, the SEC staff made an announcement at the EITF meeting prohibiting the use of the residual method to value acquired assets other than goodwill. SEC Staff Announcement, Topic No. D-108, Use of the Residual Method to Value Acquired Assets Other Than Goodwill, requires registrants to apply the guidance to business combinations completed after September 29, 2004. We did not use the residual method to value the assets we acquired from OfficeMax.

          In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities. In December 2003, the FASB issued a revised FASB Interpretation No. 46 (FIN 46R). FIN 46R requires some variable-interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The adoption of FIN 46R did not have a material effect on our financial position or results of operations for any of the periods presented.

          See Note 5, Accounting Changes, for a discussion of SFAS No. 143, Accounting for Asset Retirement Obligations, and SFAS No. 148, Accounting for Stock-Based Compensation Transition and Disclosure, and their effect on the financial statements. In addition, see Note 13, Retirement and Benefit Plans, for a discussion of FASB Staff Position 106-2, Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003.

Reclassifications

          Certain amounts in prior period financial statements have been reclassified to conform with the current period presentation. These reclassifications did not affect net income (loss).

2.    Purchase of OfficeMax's Paper and Forest Products Assets

          On October 29, 2004, we acquired OfficeMax's paper and forest products assets, other than its timberlands operations, for an aggregate purchase price of $2,196.5 million, including approximately $140 million of related fees and expenses (the Acquisition). The purchase price was determined based on negotiations between Madison Dearborn Partners, LLC (MDP) and OfficeMax. As part of the Acquisition, we entered into an Additional Consideration Agreement with OfficeMax, pursuant to which we agreed to adjust the purchase price based on changes in paper prices over the six-year period following the closing of the Acquisition. Under the Additional Consideration Agreement, we could pay to OfficeMax, or OfficeMax could pay to us, a maximum aggregate amount of $125.0 million, in each case net of payments received. The recorded purchase price does not include the effect, if any, of this contingent consideration. We allocated the assets acquired and liabilities assumed based on their estimated fair values at the acquisition date. Estimated fair values were derived through consideration and application of standard valuation approaches and techniques.

          We accounted for the Acquisition using the purchase method of accounting. Accordingly, the purchase price was allocated to the tangible and intangible assets acquired and liabilities assumed based on their respective fair values as of the date of the Acquisition. The following table summarizes the estimated fair value of the assets acquired and liabilities assumed as of October 29, 2004. The initial purchase price allocations may be adjusted within one year of the purchase date for changes in estimates of the fair value of assets as acquired and liabilities assumed. We have not completed the assessment of the fair value of our fiber farms and may allocate a higher portion of the purchase price to these assets. An increase in those values would reduce goodwill.

October 29, 2004
(thousands)
Current assets	$1,045,797
Property and equipment	1,456,216
Fiber farms and timber deposits	43,534
Deferred financing costs	85,858
Goodwill	4,121
Intangible assets	34,680
Other assets	9,921

Assets acquired	2,680,127

Current liabilities	326,189
Long-term liabilities	157,486

Liabilities assumed	483,675

Net assets acquired	$2,196,452

          The excess of the purchase price over the fair value of assets acquired and liabilities assumed was allocated to goodwill. We recorded $1.5 million, $0.9 million, $1.4 million and $0.3 million of goodwill in our Paper, Packaging & Newsprint, Wood Products and Building Materials Distribution segments, respectively.

          The amount allocated to intangible assets was attributed to the following categories of intangibles:

(thousands)
Trade names and trademarks	$22,800
Customer relationships	6,800
Technology	5,080

$34,680

          The trade name and trademark assets represent the fair value of the Boise Cascade name and other trade names and trademarks. This asset has an indefinite life and is not amortized. All other intangible assets are amortized over their expected useful lives. Customer relationships are amortized over five years, and technology is amortized over three to five years.

          On the Acquisition date, Forest Products Holdings, L.L.C. (Parent), a newly formed holding company controlled by MDP and OfficeMax made a cash equity investment in us of $338.9 million. This equity investment consisted of $242.4 million invested by Parent in exchange for 440 million of our Class B equity units and $96.5 million invested by OfficeMax in exchange for 109 million and 66 million of our Class B and Class A equity units, respectively. See the Statement of Capital and Note 14, Equity, for a discussion of the change in equity units and their holders since the date of the Acquisition and a discussion of the rights and privileges of the equity units.

          The following table summarizes unaudited pro forma financial information assuming the Acquisition had occurred on January 1, 2004.

          This unaudited pro forma financial information does not necessarily represent what would have occurred if the Acquisition had taken place on the date presented and should not be taken as representative of our future consolidated results of operations or financial position.

2004
(thousands)
Sales	$5,734,775
Net income	$258,388

Restructuring Activities

          In connection with the Acquisition, we are evaluating the acquired facilities and organizational structure. In accordance with the provisions of Emerging Issues Task Force (EITF) 95-3, Recognition of Liabilities in Connection With a Purchase Business Combination, exit activities related to the Acquisition will increase goodwill. We have one year from the acquisition date to develop our restructuring plans and adjust goodwill. As of December 31, 2004, we had finalized a portion of our plans in sufficient detail to meet the requirements of EITF 95-3 to record a liability. Accordingly, we recorded a reserve of $14.3 million, most of which related to severance costs for 310 employees. Of that amount, we recorded $7.3 million in our Paper segment, $0.6 million in our Packaging & Newsprint segment, $1.8 million in our Wood Products segment and $4.6 million in our Corporate and Other segment. Most of these costs will be paid in 2005.

          At December 31, 2004, approximately $12.8 million of the 2004 restructuring reserves were included in "Accrued liabilities, compensation and benefits," and $0.5 million was included in "Accrued liabilities, other." Restructuring reserve liability account activity related to these 2004 charges is as follows:

	Severance	Other	Total
	(thousands)
2004 restructuring reserve	$13,768	$501	$14,269
Charges against reserve	(1,012)	(1)	(1,013)

Restructuring reserve at December 31, 2004	$12,756	$500	$13,256

          We have not completed our restructuring plans for the acquired businesses. We expect to complete our plans by the end of the second quarter of 2005. When those plans are finalized, we expect to record additional restructuring liabilities and increase goodwill.

3.    Transactions With Related Parties

          During the predecessor periods presented, our predecessor participated in OfficeMax's cash management system. Cash receipts attributable to our predecessor's operations were collected by OfficeMax, and cash disbursements were funded by OfficeMax. The net effect of these transactions has been reflected as "Net equity transactions with OfficeMax" in the Statements of Cash Flows and has been included in "Business unit equity" in the Balance Sheet. The following table includes the components of net equity transactions with OfficeMax:

	Predecessor
	January 1 through October 28, 2004	Year Ended December 31
		2003	2002
	(thousands)
Cash collections	$(4,644,933)	$(4,653,787)	$(4,290,367)
Payment of accounts payable	4,510,643	4,460,072	4,140,710
Capital expenditures and acquisitions	140,217	175,096	152,168
Income taxes	38,018	(47,051)	(53,855)
Net debt (issuances) payments	(17,784)	(928)	6,414
Corporate general and administrative allocation	42,621	44,238	42,674
Other	(1,651)	(5,209)	(5,329)

Net equity transactions with OfficeMax	$67,131	$(27,569)	$(7,585)

          During the predecessor periods presented, our predecessor used services and administrative staff of OfficeMax. These services included, but were not limited to, finance, accounting, legal, information technology and human resource functions. The costs not specifically identifiable to Boise Forest Products Operations were allocated based on average sales, assets and labor costs. For the predecessor period of January 1 through October 28, 2004, and the years ended December 31, 2003 and 2002, the allocated costs amounted to $42.6 million, $44.2 million and

$42.7 million, respectively. These costs are included in "General and administrative expenses" in the Statements of Income (Loss). Management believes these allocations are a reasonable reflection of our predecessor's use of such services. However, they may not necessarily be indicative of costs to be incurred by us in the future.

          During each of the periods presented, we sold paper and paper products to OfficeMax at sales prices that approximated market. During October 29 through December 31, 2004, sales to OfficeMax were $92.7 million. For the predecessor period of January 1 through October 28, 2004, and the years ended December 31, 2003 and 2002, sales to OfficeMax were $442.1 million, $431.5 million and $408.7 million, respectively. These sales are included in "Sales, related parties" in the Statements of Income (Loss).

          During each of the periods presented, we purchased fiber from related parties at prices that approximated market. During the period of October 29 through December 31, 2004, fiber purchases from Boise Land & Timber Corp. were $24.5 million. For the predecessor period of January 1 through October 28, 2004, and the years ended December 31, 2003 and 2002, fiber purchases from Boise Timberlands were $95.5 million, $113.8 million and $110.8 million, respectively. The costs associated with these purchases are recorded as "Fiber costs from related parties" in the Statements of Income (Loss).

          During the predecessor periods, most Boise Forest Products Operations employees, along with some employees of OfficeMax, participated in OfficeMax's defined benefit pension plans. In addition, most employees of Boise Forest Products Operations were eligible for participation in OfficeMax's defined contribution plans. During the predecessor periods, our predecessor treated its participants in OfficeMax's plans as participants in multiemployer plans. Accordingly, no assets or liabilities related to OfficeMax's defined benefit pension plans are reflected in the predecessor Balance Sheet. Boise Forest Products Operations did, however, incur costs associated with the employees who participated in OfficeMax's plans in the Statements of Income (Loss). For the periods of October 29 through December 31, 2004, and January 1 through October 28, 2004, and the years ended December 31, 2003 and 2002, the Statements of Income (Loss) included $4.5 million, $77.5 million, $74.7 million and $38.7 million, respectively, of expenses attributable to our participation in OfficeMax's defined benefit and defined contribution plans.

          In connection with the Acquisition, OfficeMax transferred to Boise LLC, our operating subsidiary, the portion of the pension plan liability that was attributable to active employees who became employed by Boise LLC immediately following the Acquisition. OfficeMax transferred sufficient assets to fund our accumulated benefit obligation at a 6.25% discount rate. At December 31, 2004, our Balance Sheet reflected a projected benefit obligation of $114.4 million, assuming a 5.75% discount rate and a 4.25% rate of compensation increase. In addition, OfficeMax also retained all pension costs related to employees who retired or were terminated on or before July 31, 2004, all postretirement benefits costs related to employees who retired or were terminated before the Acquisition, and all pension and postretirement benefit costs related to active OfficeMax employees.

          Boise Forest Products Operations employees and former employees also participated in OfficeMax's other postretirement benefit plans. All of the postretirement benefit plans are unfunded (see Note 13). In addition, employees participated in OfficeMax's stock compensation programs. See Note 14, Equity, for a discussion of these programs.

          The asset purchase agreement contains customary representations, warranties and covenants, including an obligation by OfficeMax to indemnify us for breaches of representatives, warranties and covenants. OfficeMax's indemnification obligations with respect to such breaches generally survive until April 26, 2009, with indemnification obligations with respect to breaches relating to employee and environmental law matters surviving until October 29, 2009. OfficeMax's indemnification obligations for breaches of representations, warranties and covenants are, with certain exceptions, subject to a deductible of $20.7 million and an aggregate cap of $248.9 million. We are also indemnified with respect to certain pre-closing liabilities, including environmental, asbestos, tax, benefits and other legacy liabilities.

          Concurrently with the Acquisition, we and OfficeMax entered into a mutual administrative services agreement pursuant to which we and OfficeMax exchange certain accounting and financial management, legal, human resources and transportation services for terms ranging from two to fourteen months after the Acquisition. Substantially all of the services to be performed under this agreement are provided by us for OfficeMax.

4. Other (Income) Expense, Net

          "Other (income) expense, net" includes miscellaneous income and expense items. The components of "Other (income) expense, net" in the Statements of Income (Loss) are as follows:

	Boise Holdings	Predecessor
			Year Ended December 31
	October 29 (inception) through December 31, 2004	January 1 through October 28, 2004
			2003	2002
	(thousands)
Compensation expense(a)	$—	$12,665	$—	$—
Sale of plywood and lumber operations(b)	—	7,123	—	—
Write-down of impaired assets(c)	—	—	14,699	—
Restructuring activities(d)	—	—	(806)	(750)
Sales of receivables (Note 8)	—	2,176	1,948	2,311
Loss on lease termination	—	—	3,586	—
Loss on sales of assets	107	2,915	3,086	2,202
Write-down of assets	—	163	4,634	3,455
Other, net	(130)	306	5,659	4,606

	$(23)	$25,348	$32,806	$11,824

(a)
The period of January 1 through October 28, 2004 included $12.7 million of expense primarily for a one-time retention bonus OfficeMax granted to its employees.

(b)
In February 2004, Boise Forest Products Operations sold its plywood and lumber facilities in Yakima, Washington. In connection with the sale, it recorded $7.1 million of costs in "Other (income) expense, net" in its Statement of Income for the period of January 1 through

  October 28, 2004. However, the sale also resulted in a $7.4 million reduction in the estimated LIFO reserve, which was recorded in "Materials, labor and other operating expenses."

(c)
In December 2003, Boise Forest Products Operations recorded a $14.7 million pretax charge for the write-down of impaired assets at its plywood and lumber operations in Yakima, Washington. The write-down related to the Wood Products segment and resulted from an internal review of the operations and indications of current market value. Boise Forest Products Operations recorded the write-down in "Other (income) expense, net" in the Statement of Loss.

(d)
Reflects the reversal of prior restructuring charges.

5. Accounting Changes

Asset Retirement Obligations

          In January 2003, our predecessor adopted the provisions of SFAS No. 143, Accounting for Asset Retirement Obligations, which affects the way we account for landfill closure costs. This statement requires us to record an asset and a liability (discounted) for estimated closure and closed-site monitoring costs and to depreciate the asset over the landfill's expected useful life. Previously, our predecessor accrued for the closure costs over the life of the landfill and expensed monitoring costs as incurred. Effective January 1, 2003, our predecessor recorded a one-time, after-tax charge of $4.1 million as a cumulative-effect adjustment for the difference between the amounts recognized in the financial statements prior to the adoption of SFAS No. 143 and the amount recognized after the adoption of SFAS No. 143. On a pro forma basis, if the provisions of this statement had been in effect during 2002, the 2002 net loss would not have materially changed.

          We record liabilities when assessments and/or remedial efforts are probable and the cost can be reasonably estimated. These liabilities are based on the best estimate of current costs and are updated periodically to reflect current technology, laws and regulations, inflation and other economic factors. On a pro forma basis, if the provisions of SFAS No. 143 had been in effect during 2002, the pro forma amount of our predecessor's liabilities, measured using current information, assumptions and interest rates, would not have materially changed. We do not have any assets legally restricted for purposes of settling asset retirement obligations. For more information, see Note 1, Summary of Significant Accounting Policies, under the caption "Asset Retirement Obligations."

Stock-Based Compensation

          In 2003, our predecessor adopted the fair-value-based method of accounting for stock-based employee compensation using the prospective method of transition under the provisions of SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure (see Note 1, Summary of Significant Accounting Policies, under the caption "Equity Compensation"). The adoption did not materially affect their financial position or results of operations.

6. Income Taxes

Period of October 29 through December 31, 2004

          The majority of the businesses and assets of Boise Holdings are held and operated by limited-liability companies, which are not subject to entity-level federal income taxation. The taxes in respect to these operations are payable by our equity holders in accordance with their respective ownership percentage. We expect that Boise Holdings and affiliates will make cash distributions to permit the members of Boise Holdings and affiliates to pay these taxes. Both our senior credit facilities and the indenture governing our notes permit these distributions.

          In addition to the businesses and assets held and operated by limited-liability companies, we have small corporations that are subject to state and local income taxes. These corporations accrued income taxes of $329,000, which consisted of $207,000 accrued for U.S. federal taxes, $58,000 accrued for U.S. state taxes and $64,000 accrued for Canadian taxes. There are no deferred tax assets or liabilities for these corporations.

Predecessor Periods

          In the predecessor periods presented, Boise Forest Products Operations results were included in the consolidated income tax returns of OfficeMax. However, in the predecessor financial statements, income taxes were provided based on a calculation of the income tax expense that would have been incurred if our predecessor had operated as a separate taxpayer. Income taxes have been provided for all items included in the Statements of Income (Loss), regardless of when such items were reported for tax purposes or when the taxes were actually paid or refunded. Current tax liabilities and receivables were transferred to OfficeMax and are included in "Net equity transactions with OfficeMax." During the period of January 1 through October 28, 2004, and the years ended December 31, 2003 and 2002, the net current tax liability/(receivable) was $38.0 million, $(47.1) million and $(53.9) million, respectively.

          The income tax (provision) benefit shown in the Statements of Income (Loss) includes the following:

	Predecessor
		Year Ended December 31
	January 1 through October 28, 2004
		2003	2002
	(thousands)
Current income tax (provision) benefit
Federal	$(32,152)	$40,952	$45,663
State	(5,864)	6,155	8,328
Foreign	(2)	(56)	(136)

	(38,018)	47,051	53,855

Deferred income tax (provision) benefit
Federal	(7,894)	(8,948)	(7,279)
State	(1,439)	(1,632)	(1,328)

	(9,333)	(10,580)	(8,607)

	$(47,351)	$36,471	$45,248

          A reconciliation of the statutory U.S. federal tax (provision) benefit and the reported tax (provision) benefit is as follows:

	Predecessor
		Year Ended December 31
	January 1 through October 28, 2004
		2003	2002
	(thousands)
Statutory tax (provision) benefit	$(40,886)	$27,892	$37,154
State taxes	(4,613)	3,197	4,490
Foreign tax provision different from theoretical rate	(3,998)	(4,055)	126
Tax settlement, net of other charges	—	7,200	—
ESOP dividend deduction	1,973	2,202	2,019
Charitable contributions	—	(1,097)	129
Increase in cash surrender value of life insurance	866	1,915	2,111
Other, net	(693)	(783)	(781)

Reported tax (provision) benefit	$(47,351)	$36,471	$45,248

          The components of the net deferred tax liability in the Balance Sheet are as follows:

	Predecessor
	December 31, 2003
	Assets	Liabilities
	(thousands)
Employee benefits	$99,383	$9,783
Property and equipment and fiber farms	590,197	1,153,995
Reserves	11,919	941
Inventories	9,236	1,912
Deferred charges	977	3,554
Investments	5,198	6,350
Other	3,447	855

	$720,357	$1,177,390

          Boise Forest Products Operations generated net operating losses during 2003 and 2002. Net operating losses are not included as deferred tax assets but were transferred to our predecessor and included in "Net equity transactions with OfficeMax." Separate company net operating losses have been, or are expected to be, used in OfficeMax's consolidated financial statements.

          Deferred tax assets are reduced by a valuation allowance when it is more likely than not that some portion of the deferred tax assets will not be realized. Boise Forest Products Operations did not record a valuation allowance in any of the periods presented.

          Pretax loss from domestic and foreign sources is a follows:

	Predecessor
		Year Ended December 31
	January 1 through October 28, 2004
		2003	2002
	(thousands)
Domestic	$124,426	$(75,575)	$(105,190)
Foreign	(7,609)	(4,116)	(964)

Pretax income (loss)	$116,817	$(79,691)	$(106,154)

          At October 28, 2004, our predecessor's foreign subsidiaries did not have any undistributed earnings that had been indefinitely reinvested.

7. Leases

          We did not have any capital leases during any of the periods presented. We lease a portion of our distribution centers as well as other property and equipment under operating leases. For purposes of determining straight-line rent expense, the lease term is calculated from the date we first take possession of the facility, including any periods of free rent and any option periods we are reasonably assured of exercising. Straight-line rent expense is also adjusted to reflect any allowances or reimbursements provided by the lessor. Our straight-line rent expense calculation is consistent with generally accepted accounting principles as recently clarified by the chief accountant of the SEC. Rental expense for operating leases and sublease rental income received was as follows:

	Boise Holdings
		Predecessor
	October 29 (inception) through December 31, 2004
			Year Ended December 31
		January 1 through October 28, 2004
			2003	2002
	(thousands)
Rental expense	$2,889	$14,679	$18,981	$20,457
Sublease rental income	—	28	14	39

          For the operating leases with remaining terms of more than one year, the minimum lease payment requirements are $11.7 million for 2005, $9.9 million for 2006, $8.5 million for 2007, $7.7 million for 2008 and $7.2 million for 2009, with total payments thereafter of $26.5 million. These future minimum lease payment requirements have not been reduced by sublease rentals due in the future under noncancelable subleases. Minimum sublease income received in the future is not expected to be material.

          Substantially all lease agreements have fixed payment terms based on the passage of time. Some lease agreements provide us with the option to purchase the leased property. Additionally, some agreements contain renewal options averaging 8.5 years, with fixed payment terms similar to those in the original lease agreements.

8. Receivables

          At December 31, 2004, we had a $157.5 million note receivable from Timber Holdings recorded as "Note receivable from related party" on our Balance Sheet. The note accrues interest at 6% and is due October 2015. In 2004, we recorded $1.7 million of interest income from the note.

          In the predecessor periods presented, Boise Forest Products Operations participated in OfficeMax's receivable sales program. The program consisted of a revolving sale of receivables for 364 days and was subject to renewal. Boise Forest Products Operations' portion of the costs related to the program are included in "Other (income) expense, net" in the Statements of Income (Loss). See Note 4, Other (Income) Expense, Net. During third quarter 2004, in anticipation of the sale of the paper and forest products assets, OfficeMax stopped selling the receivables related to these businesses.

          Under the sales program, OfficeMax sold fractional ownership interests in a defined pool of trade accounts receivable. At October 28, 2004, $0 of sold accounts receivable were excluded from "Receivables," compared with $148.8 million and $105.4 million at December 31, 2003 and 2002, respectively. The decrease of $148.8 million at October 28, 2004, from the amount at December 31, 2003, used cash from operations for the period ended October 28, 2004. The increase at December 31, 2003, in sold accounts receivable of $43.4 million, over the amount at December 31,

2002, provided cash from operations in 2003. The portion of fractional ownership interest we retain is included in "Receivables" in the Balance Sheet. After the Acquisition, we no longer participated in a receivables sale program.

9. Investments in Equity Affiliates

          In May 2004, Boise Forest Products Operations sold its 47% interest in Voyageur Panel, which owned an oriented strand board plant in Barwick, Ontario, Canada, to Ainsworth Lumber Co. Ltd. for $91.2 million in cash. Boise Forest Products Operations recorded a $46.5 million pretax gain in "Other (income) expense, net," which is reflected in the Wood Products segment. This item increased net income $28.4 million after taxes for the period of January 1 through October 28, 2004.

          Prior to the sale, Boise Forest Products Operations accounted for the joint venture under the equity method. Accordingly, the results do not include the joint venture's sales but do include $6.3 million of equity in earnings during the period of January 1 through October 28, 2004, $8.7 million of equity in earnings in 2003 and $0.6 million of equity in losses in 2002.

10. Goodwill and Intangible Assets

          Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible and intangible assets of businesses acquired. We account for goodwill in accordance with the provisions of SFAS No. 142, Goodwill and Other Intangible Assets, which requires us to assess our acquired goodwill and intangible assets with indefinite lives for impairment at least annually in the absence of an indicator of possible impairment and immediately upon an indicator of possible impairment. We will assess goodwill and intangible assets with indefinite lives at least annually using a fair-value-based approach. We will also evaluate the remaining useful lives of our finite-lived purchased intangible assets to determine if any adjustments to the useful lives are necessary. The finite-lived purchased intangible assets consist of customer relationships and technology. These intangible assets are discussed in more detail below. Our predecessor completed its annual assessment in accordance with SFAS No. 142 in the first quarter 2004 and 2003, and determined that there was no impairment.

          Of the $11.6 million of goodwill recorded in the 2003 predecessor Balance Sheet, $4.2 million was recorded in the Wood Products segment and $7.4 million was recorded in the Building Materials Distribution segment.

          Changes in the carrying amount of Boise Holdings' goodwill by segment are as follows:

	Paper	Packaging & Newsprint	Wood Products	Building Materials Distribution	Corporate and Other	Total
	(thousands)
Balance at October 29, 2004 (inception)	$—	$—	$—	$—	$—	$—
Goodwill acquired during the year (Note 2)	1,499	875	1,399	348	—	4,121
Purchase price adjustments (Note 2)	7,277	635	1,799	—	4,558	14,269

Balance at December 31, 2004	$8,776	$1,510	$3,198	$348	$4,558	$18,390

          Intangible assets represent the values assigned to trade names and trademarks, customer relationships and technology. The trade name and trademarks assets have an indefinite life and are not amortized. All other intangible assets are amortized over their expected useful lives. Customer relationships are amortized over five years, and technology is amortized over three to five years. Intangible assets consisted of the following:

	Period Ended December 31, 2004
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	(thousands)
Trade names and trademarks	$22,800	$—	$22,800
Customer relationships	6,800	(227)	6,573
Technology	5,080	(96)	4,984

	$34,680	$(323)	$34,357

          Intangible asset amortization expense was not material for the periods of October 29 through December 31, 2004, January 1 through October 28, 2004, or during the years ended December 31, 2003 and 2002. The estimated amortization expense is $2.5 million in each of 2005, 2006 and 2007, $2.3 million in 2008 and $1.8 million in 2009.

11. Debt

          As a result of the Acquisition, we incurred $2.0 billion of indebtedness. At December 31, 2004, our long-term debt consisted of the following:

December 31, 2004
(thousands)
Revolving credit facility, due 2010	$—
Tranche B term loan, due 2011	1,330,000
Senior floating-rate notes, due 2012	250,000
7.125% senior subordinated notes, due 2014	400,000

1,980,000
Less current portion	(13,300)

$1,966,700

          Our senior secured credit facilities, which we entered into in October 2004 in connection with the Acquisition, consist of a six-year senior secured revolving credit facility and a seven-year senior secured Tranche B term loan.

          In October 2004, Boise LLC and affiliates entered into a six-year senior secured revolving credit facility as part of the senior secured credit arrangements used to partially fund the Acquisition. The agreement permits us to borrow as much as $400 million at variable interest rates based on either the London InterBank Offered Rate (LIBOR), the prime rate or the federal funds effective rate. Borrowings under the agreement were $0 at December 31, 2004. At December 31, 2004, $68.3 million of letters of credit were considered a draw on the revolver, thus reducing our borrowing capacity to $331.7 million. Letters of credit issued under the terms of the revolving credit facility were charged at a rate of 2.5%, including the fronting fee. In addition, we were charged a fee of 0.5% on the average daily unused portion of our revolving credit facility balance.

          In October 2004, Boise LLC and affiliates also entered into a seven-year senior secured floating-rate $1,330.0 million Tranche B term loan. The Tranche B term loan was available only to fund the Acquisition and was part of the senior secured credit facilities. At December 31, 2004, our borrowing rate under the term loan was 4.7%, and $1,330.0 million was outstanding. We have entered into interest rate swaps to hedge the cash flow risk from the variable interest payments on $550 million of the term loan, which gave us an effective interest rate of 5.0% at December 31, 2004 (see Note 12).

          In October 2004, we issued $250.0 million of senior unsecured floating-rate notes due 2012 and $400.0 million of 7.125% senior subordinated notes due 2014. We may redeem all or part of the notes at any time at redemption prices defined in the indenture. Net proceeds from the notes were used to fund a portion of the purchase price for the Acquisition. If we sell specific assets or experience specific kinds of changes in control, we must offer to purchase the notes. At December 31, 2004, our borrowing rate for the $250.0 million senior floating-rate notes was 5.0%. We have entered into interest rate swaps to hedge the cash flow risk from the variable interest payments on the $250.0 million senior floating-rate notes, which gave us an effective interest rate of 6.6% at December 31, 2004 (see Note 12).

          We paid approximately $85.9 million of fees and expenses associated with the forgoing debt transactions. The fees are being amortized over the shorter of the call period or the term of the loan, which ranges from three to eight years. At December 31, 2004, we had $84.1 million of costs recorded in "Deferred financing costs" on our Balance Sheet.

          For the period of October 29 through December 31, 2004, our average interest rate was 5.6%.

          At December 31, 2004, the scheduled payments of long-term debt were $13.3 million in each of 2005, 2006, 2007, 2008 and 2009 and $1.9 billion thereafter. In February 2005, however, we prepaid $412.0 million of our Tranche B term loan, primarily with the proceeds of a related-party loan from a subsidiary of Timber Holdings and the repayment by such subsidiary of a loan we had previously made to it. This prepayment eliminated our scheduled payments of long-term debt through 2009 and reduced the payments thereafter to $1.6 billion. The principal amount of the related-party loan we received from a subsidiary of Timber Holdings, which initially was $264.8 million, is subject to adjustment based on transactions between such subsidiary and us and matures on February 4, 2015.

          For the periods of October 29 through December 31, 2004 and January 1 through October 28, 2004, and the years ended December 31, 2003 and 2002, cash payments for interest, net of interest capitalized, were $11.3 million, $64.8 million, $90.0 million and $91.6 million, respectively.

Predecessor Periods

          In the predecessor periods presented, our predecessor participated in OfficeMax's centralized cash management system. Cash advances necessary to fund Boise Forest Products Operations' major improvements to, and replacements of, property and acquisitions and expansion, to the extent not provided through internally generated funds, were provided by OfficeMax's cash or funded with debt. At December 31, 2003, OfficeMax had $2.3 billion of debt outstanding. In the predecessor periods presented, debt and interest costs were allocated to our predecessor based on its average asset balances. The debt allocated from OfficeMax is included in our predecessor Balance Sheet, and the interest expense attributable to the debt allocated from OfficeMax is included in our Statements of Income (Loss). We calculated short-term borrowings and the current portion of long-term debt using the ratio of OfficeMax's total debt to current debt. For the period of January 1 through October 28, 2004, and the years ended December 31, 2003 and 2002, our predecessor's average interest rates were 6.7%, 7.3% and 7.5%. We believe the allocations of debt and interest are a reasonable reflection of Boise Forest Products Operations' debt position and interest costs.

12. Financial Instruments

          At December 31, 2004, the estimated current market value of our debt, based on then-current interest rates for similar obligations with like maturities, was approximately $9.7 million more than the amount of debt reported on our Balance Sheet. The estimated fair values of our other financial instruments, cash and cash equivalents and receivables are the same as their carrying values. In 2004, $534.8 million, or 9% of our total sales, were to OfficeMax, which represents a concentration in the volume of business transacted and the revenue generated from these transactions. Apart from these sales, concentration of credit risks with respect to trade receivables is limited due to the wide variety of customers and channels to and through which our products are sold, as well as their dispersion across many geographic areas.

          Changes in interest and currency rates expose us to financial market risk. We occasionally use derivative financial instruments, such as interest rate swaps, rate hedge agreements, forward purchase contracts and forward exchange contracts, to hedge underlying debt obligations or anticipated transactions. We do not use them for trading purposes. For qualifying interest hedges, the interest rate differential is reflected as an adjustment to interest expense over the life of the swap or underlying debt.

          Our obligations under our senior credit facilities and senior notes expose us to changes in short-term interest rates since interest rates on this debt are variable. In November 2004, Boise Holdings entered into four interest rate swaps with a total notional amount of $550 million to hedge the exposure to floating-rate interest rate risks associated with our Tranche B term loan. The swaps on $300 million of our Tranche B term loan were fixed at an average pay rate of 3.3% and expire in December 2007, while the swaps on $250 million of our Tranche B term loan were fixed at an average pay rate of 3.5% and expire in December 2008. We also entered into two 3.7% interest rate swaps with an aggregate notional amount of $250 million to hedge the exposure to floating-rate interest rate risks associated with our senior floating rate notes. These swaps expire in October 2009. All of the swaps were designated as cash flow hedges. Accordingly, changes in the fair value of the swaps, net of taxes, were recorded in "Series B equity units" and reclassified to "Interest expense" as interest expense was recognized on the LIBOR-based debt. Amounts reclassified in the period October 29 through December 31, 2004 increased interest expense by $1.8 million. Assuming no change in interest rates, $1.7 million would be reclassified in 2005. Ineffectiveness related to these hedges was not significant.

          As described in Note 11, Debt, in each of the predecessor periods presented, OfficeMax allocated debt and interest costs to Boise Forest Products Operations based on its average asset balances. OfficeMax occasionally used derivative financial instruments, such as interest rate swaps, rate hedge agreements and forward exchange contracts, to hedge underlying debt obligations or anticipated transactions. The effects of these financial instruments are not included in the predecessor financial statements other than through OfficeMax's allocations to our predecessor.

13. Retirement and Benefit Plans

Pension and Other Postretirement Benefit Plans

          Some of our employees are covered by noncontributory defined benefit pension plans. The pension benefit for salaried employees is based primarily on the employees' years of service and highest five-year average compensation. The benefit for hourly employees is generally based on a fixed amount per year of service. We use a December 31 measurement date for our pension plans.

          We also sponsor contributory defined contribution savings plans for most of our salaried and hourly employees. For the periods of October 29 through December 31, 2004, and January 1 through October 28, 2004, and the years ended December 31, 2003 and 2002, total expense for these plans was $1.9 million, $16.6 million, $21.8 million and $19.6 million, respectively.

          We also have postretirement healthcare benefit plans. The type of retiree healthcare benefits and the extent of coverage vary based on employee classification, date of retirement, location and other factors. All of our postretirement healthcare plans are unfunded. We explicitly reserve the right to amend or terminate our retiree medical plans at any time, subject only to constraints, if any, imposed by the terms of collective bargaining agreements. Accrual of costs pursuant to accounting standards does not affect, or reflect, our ability to amend or terminate these plans. Amendment or termination may significantly affect the amount of expense incurred. We use a December 31 measurement date for our postretirement benefit plans.

          On December 8, 2003, the President signed into law the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act). The Act introduces a Medicare prescription drug benefit as well as a federal subsidy to sponsors of retiree healthcare benefit plans that provide a benefit that is at least actuarially equivalent to the Medicare benefit. In May 2004, the FASB issued FASB Staff Position (FSP) 106-2, which supersedes FSP 106-1 and provides guidance on the accounting of the effects of the Act. We adopted FSP 106-2 on October 29, 2004, and it did not have a material effect on our financial position or results of operations.

Predecessor Periods

          During the predecessor periods, most of Boise Forest Products Operations employees, along with some employees of OfficeMax, participated in OfficeMax's defined benefit pension plans. In addition, most employees of Boise Forest Products Operations were eligible for participation in OfficeMax's defined contribution plans. During the predecessor periods, Boise Forest Products Operations treated its participants in OfficeMax's plans as participants in multiemployer plans. Accordingly, no assets or liabilities related to OfficeMax's defined benefit pension plans are reflected in the predecessor Balance Sheet. Boise Forest Products Operations did, however, incur costs associated with the employees who participated in OfficeMax's plans in the Statements of Income (Loss). For the periods of October 29 through December 31, 2004, and January 1 through October 28, 2004, and the years ended December 31, 2003 and 2002, pension expense was $2.6 million, $60.9 million, $52.9 million and $19.2 million, respectively. In connection with the Acquisition, OfficeMax transferred to Boise LLC, our operating subsidiary, the portion of the pension plan liability that was attributable to active employees who became employed by Boise LLC immediately following the Acquisition. OfficeMax also transferred sufficient assets to fund the accumulated benefit obligation at a 6.25% discount rate, and as a result, we are not required to make any contributions in 2005. At December 31, 2004, our Balance Sheet reflected a projected benefit obligation of $114.4 million, assuming a 5.75% discount rate and a 4.25% rate of compensation increase. In addition, OfficeMax retained all pension costs related to employees who retired or were terminated on or before July 31, 2004, all postretirement benefits costs related to employees who retired or were terminated prior to the Acquisition, and all pension and postretirement benefit costs related to active OfficeMax employees. As a result, we expect that our annual pension expense going forward will be less than amounts included in the predecessor financial statements.

Obligations and Funded Status

          The following table, which includes only company-sponsored plans, reconciles the beginning and ending balances of our benefit obligation. It also shows the fair value of plan assets and aggregate funded status of our plans, including amounts not recognized and recognized. The funded status changes from year to year based on the investment return from plan assets, contributions, benefit payments and the discount rate used to measure the liability.

	Pension Benefits	Other Benefits
		Boise Holdings
	Boise Holdings		Predecessor
	2004	2004	2003
	(thousands)
Change in benefit obligation
Benefit obligation at beginning of year	$—	$—	$94,061
Benefit obligation assumed from OfficeMax	531,775	18,789	—
Service cost	2,480	101	1,092
Interest cost	5,096	180	6,034
Amendments	—	—	(1,366)
Actuarial loss	3,787	504	3,419
Special termination benefits	663	—	—
Benefits paid	(79)	—	(9,111)

Benefit obligation at end of year	$543,722	$19,574	$94,129

Change in plan assets
Fair value of plan assets at beginning of year	$—	$—	$—
Fair value of assets transferred from OfficeMax	420,629	—	—
Actual return on plan assets	23,537	—	—
Benefits paid	(79)	—	—

Fair value of plan assets at end of year	$444,087	$—	$—

Funded status	$(99,635)	$(19,574)	$(94,129)
Unrecognized actuarial loss (gain)	(14,743)	504	19,057
Unrecognized prior service benefit	—	—	(4,316)

Net amount recognized	$(114,378)	$(19,070)	$(79,388)

          In 2004, we recognized $114.4 million and $19.1 million, respectively, of pension and other postretirement benefits accrued benefit liability, respectively, in our Balance Sheet. In 2003, Boise Forest Products Operations recognized a $79.4 million of accrued benefit liability for other postretirement benefits. The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $543.7 million, $461.0 million and $444.1 million, respectively as of December 31, 2004.

          The amount of additional minimum pension liability is determined based on the value of plan assets, compared with the plans' accumulated benefit obligation. At December 31, 2004, we did not have a minimum pension liability recorded in our financial statements.

Components of Net Periodic Benefit Cost

          The components of net periodic benefit cost are as follows:

					Other Benefits
	Pension Benefits
						Predecessor
	Boise Holdings	Predecessor			Boise Holdings
			Year Ended December 31				Year Ended December 31
	Oct. 29 (inception) through Dec. 31, 2004	Jan. 1 through Oct. 28, 2004			Oct. 29 (inception) through Dec. 31, 2004	Jan. 1 through Oct. 28, 2004
			2003	2002			2003	2002
	(thousands)
Service cost	$2,480	$24,046	$26,166	$22,930	$101	$992	$1,092	$1,012
Interest cost	5,096	69,223	81,225	80,489	180	4,635	6,034	6,310
Expected return on plan assets	(5,007)	(66,728)	(79,281)	(91,963)	—	—	1,228	854
Recognized actuarial loss	—	25,205	18,465	1,318	—	970	—	—
Amortization of prior service costs and other	—	8,658	5,769	5,778	—	(838)	(2,297)	(2,080)

Company-sponsored plans	2,569	60,404	52,344	18,552	281	5,759	6,057	6,096
Multiemployer pension plans	57	460	526	618	—	—	—	—

Net periodic benefit cost	$2,626	$60,864	$52,870	$19,170	$281	$5,759	$6,057	$6,096

Assumptions

          The assumptions used in accounting for our plans are estimates of factors that will determine, among other things, the amount and timing of future benefit payments. The following table presents the assumptions used in the measurement of our benefit obligations:

	Pension Benefits	Other Benefits
	Boise Holdings	Boise Holdings	Predecessor
	2004	2004	2003	2002
Weighted average assumptions as of December 31
Discount rate	5.75%	5.50%	6.25%	6.75%
Rate of compensation increase	4.25%	—	—	—

          The following table presents the assumptions used in the measurement of net periodic benefit cost:

					Other Benefits
	Pension Benefits
						Predecessor
	Boise Holdings	Predecessor			Boise Holdings
			Year Ended December 31				Year Ended December 31
	Oct. 29 (inception) through Dec. 31, 2004	Jan. 1 through Oct. 28, 2004			Oct. 29 (inception) through Dec. 31, 2004	Jan. 1 through Oct. 28, 2004
			2003	2002			2003	2002
Weighted average assumptions as of the last day in the presented period
Discount rate	5.75%	6.25%	6.75%	7.25%	5.75%	6.25%	6.75%	7.25%
Expected long-term rate of return on plan assets	7.25%	8.25%	8.50%	9.25%	—	—	—	—
Rate of compensation increase	4.25%	4.25%	4.50%	4.75%	—	—	—	—

          We base our expected long-term rate of return on plan assets on a weighted average of our expected returns for the major asset classes in which we invest. Expected returns for the asset classes are based on long-term historical returns, inflation expectations, forecasted gross domestic product and earnings growth and other economic factors. The weights we assign each asset class are based on our investment strategy. Our weighted-average expected return on plan assets used in our calculation of 2005 net periodic benefit cost is 7.25%.

          The following table presents our assumed healthcare cost trend rates at December 31, 2004, and our predecessor's rate at December 31, 2003.

	2004	2003
Weighted average assumptions as of December 31
Healthcare cost trend rate assumed for next year	8.00%	9.00%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5.00%	5.00%
Year that the rate reaches the ultimate trend rate	2008	2008

          Assumed healthcare cost trend rates have a significant effect on the amounts reported for the healthcare plans. At December 31, 2004, a one-percentage-point change in assumed healthcare cost trend rates would have the following effects:

	One-Percentage- Point Increase	One-Percentage- Point Decrease
	(thousands)
Effect on total of service and interest cost	$4	$(4)
Effect on postretirement benefit obligation	245	(216)

Plan Assets

          Our pension plan asset allocations by asset category at December 31, 2004, are as follows:

Asset Category	Plan Assets at December 31, 2004
U.S. equity securities	54%
International equity securities	15%
Fixed-income securities	31%

100%

          Our Retirement Funds Investment Committee is responsible for establishing and overseeing the implementation of our investment policy. The investment policy is structured to optimize growth of the pension plan trust assets, while minimizing the risk of significant losses, in order to enable the plans to satisfy their benefit payment obligations over time. We currently invest primarily in U.S. equity securities, international equity securities and fixed income securities. We use benefit payments and sponsor contributions as our primary rebalancing mechanisms to maintain our asset class exposures within the guideline ranges established under the investment policy.

          Our current guidelines set forth a U.S. equity range of 45% to 60%, an international equity range of 12.5% to 17.5% and a fixed-income range of 25% to 40%. We adjust our asset class positions within the ranges based on our expectations for future returns, our funded position and market risks. Occasionally, we utilize futures or other financial instruments to alter our exposure to various asset classes in a lower-cost manner than trading securities in the underlying portfolios.

Cash Flows

          In connection with the Acquisition, OfficeMax transferred sufficient assets to fund Boise Holdings' accumulated benefit obligation at a 6.25% discount rate, and as a result, we are not required to make any pension plan contributions during 2005. However, we may elect to make voluntary contributions in 2005.

          The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid. Qualified pension benefit payments are paid from plan assets, while nonqualified pension and other benefit payments are paid by the company.

	Pension Benefits	Other Benefits
	(thousands)
2005	$4,100	$400
2006	7,800	700
2007	11,800	1,000
2008	15,900	1,200
2009	20,400	1,400
Years 2010-2014	173,600	9,100

14. Equity

          At December 31, 2004, Boise Holdings was capitalized with $369.8 million of equity capital allocated among three series of common equity units as follows:

Equity Unit Series	Units Outstanding	Amount
	(thousands)
A	66,000	$36,868
B	549,000	332,972
C	35,600	—

          At December 31, 2004, OfficeMax owned all of the Series A common units. Parent and OfficeMax owned 440.0 million and 109.0 million Series B common units, reflecting $266.9 million and $66.1 million of equity, respectively. The Series C common units were issued to Parent without additional capital contributions pursuant to the provisions of the management equity plan discussed in Note 15, Management Equity Agreement. The holders of the equity units, or the members of the limited-liability company, are not liable for any of the obligations of the company.

          Series A Common Units.    The Series A common units have no voting rights. They accrue dividends daily at a rate of 8% per annum on the holders capital contributions (net of any distributions previously received by such holder) plus any accumulated dividends. Accrued and unpaid dividends accumulate on the Series A common units on June 30 and December 31 of each year. At December 31, 2004, $0.5 million of dividends were accrued in our Balance Sheet. Series A common units participate in distributions as described below. Other than through the receipt of dividends the Series A common units do not participate in the earnings of the company.

          Series B Common Units.    The Series B equity units entitle each holder to one vote on matters to be voted on by the members of Boise Holdings. The Series B common units participate in distributions as described below.

          Series C Common Units.    The Series C common units have no voting rights. Series C common units were issued to Parent without capital contributions in accordance with the arrangements described in Note 15, Management Equity Agreement. They have no right to participate in earnings of the company until capital is returned to the holders of the Series A and Series B common units. Accordingly, none of the net income of the company for the period October 29 through December 31, 2004, was allocated to the Series C common units. They participate in distributions as described below.

          Distributions.    The allocation of distributions (liquidating and otherwise) among the three series of units are made as follows: first to Series A and Series B common unit holders ratably, based on the number of units outstanding, until each has received distributions in an amount equal to its capital contributions (plus, in the case of Series A common units, its accumulated dividends and accrued and unpaid dividends) and then to Series B and Series C common unit holders ratably, based on the number of units of each series outstanding. In addition, the Boise Holdings' Operating Agreement provides for tax distributions to be made annually (or quarterly at the discretion of the board of directors) to the holders of its equity units of all classes in an amount equal to the estimated combined federal and state income taxes incurred by such holders on their allocable share of the taxable income of Boise Holdings for such period. See Note 6, Income Taxes.

Finally, in the event that Parent redeems its Series B or Series C common units issued by it to participants in its Management Equity Agreement (see Note 15), Boise Holdings is required to redeem a like number of Series B or Series C common units held by Parent at a price equal to the redemption price to be paid by Parent for the common units redeemed by it. Notwithstanding this redemption feature, we believe that the redemption of these units is within the control of Boise Holdings due to the interlocking boards of Parent and Boise Holdings and because Parent was organized solely for the purpose of establishing Boise Holdings to acquire the paper and forest products assets of OfficeMax. Tax distributions and redemptions of Series B common units pursuant to the Management Equity Agreement arrangements are counted as distributions for purposes of the calculation of the allocation of other distributions.

          In connection with the Acquisition, we entered into a registration rights agreement with Parent and OfficeMax with respect to the equity interests they own in us. Under the Registration Rights Agreement, (a) Parent has the right to demand that we effect an unlimited number of registrations of its equity interests, whether pursuant to a long-form registration statement or a short-form registration, and pay all expenses, other than underwriting discounts and commissions, related to such registrations and (b) after the earlier of the fifth anniversary of the completion of the Acquisition or completion of an initial public offering by us, OfficeMax has the right to demand that we effect (1) seven registrations of its equity interests on a long-form registration statement and pay all expenses, other than underwriting discounts and commissions, related to any two of such registrations (with OfficeMax paying all expenses relating to the other five of such registrations) and (2) an unlimited number of registrations of its equity interests on a short-form registration statement and pay all expenses, other than underwriting discounts and commissions, related to such registrations. In addition, Parent and OfficeMax have the right to participate in registrations of our equity interests effected by us, whether such registrations relate to an offering by us or by our stockholders. Parent and OfficeMax have agreed not to effect any public sale or private placement of any of our equity interests during the period beginning seven days prior to, and ending 180 days after, the effective date of the registration statement for any underwritten public offering of our equity interests in which Parent or OfficeMax participate.

Predecessor Periods

          During the predecessor periods presented, stock compensation was granted to our employees under OfficeMax's stock compensation plans. Depending on the award, stock compensation awards were exercisable one to three years after the grant date.

          Restricted Stock.    In 2003, OfficeMax granted employees of Boise Forest Products Operations and corporate employees servicing all OfficeMax business units 1.0 million shares of restricted stock. The weighted-average fair value of the restricted stock at the grant date was $25.17. The restricted stock vested at the end of July 2006, provided, however, that if specific performance criteria were met, some or all of the restricted stock could vest earlier than July 2006, but generally no earlier than the end of January 2005. Under the terms of the original grant, all of the restricted stock awards granted to our employees under OfficeMax's stock compensation plan were 100% vested upon the Acquisition, resulting in the acceleration of the recognition of $3.7 million of expense in October 2004.

          We recognized compensation expense over the vesting period based on closing stock prices on the dates of grant. For the period of January 1 through October 28, 2004, and the year ended December 31, 2003, Boise Forest Products Operations recognized $14.6 million and $4.3 million of pretax compensation expense, respectively. Compensation expense was calculated based on shares of restricted stock granted to employees of Boise Forest Products Operations plus an allocation of expense related to restricted stock granted to corporate employees that serviced all business units. The allocation was based on average sales, assets and labor costs. Management believes these allocations are reasonable. However, they are not necessarily indicative of costs to be incurred in the future.

          Stock Options.    For the period of January 1 through October 28, 2004, and the year ended December 31, 2003, no options were granted to our employees. In 2002, OfficeMax granted our employees 1,243,550 options. The weighted average exercise price of these options was $35.60. In connection with the sale, the stock options granted to employees that were terminated from OfficeMax became 100% vested, and employees have three years after termination to exercise their stock options.

15. Management Equity Agreement

          We account for awards granted under our Management Equity Agreement in accordance with SFAS No. 123, (revised 2004). In December 2004, key managers purchased 18.6 million Series B common units in Parent at $1.00 per unit, which was approximately equal to the estimated fair value (after marketability discount) on the date of purchase of $0.99. Those who purchased Series B common units received a grant of 35.6 million Series C common units (profit interests) that represent the right to participate in profits after capital is returned to the holders of the Parent Series B common units. The Series C common units have no value to the holder until the equity value appreciates above a specified level. Generally, the Series B common units and 50% of the Series C common units vest 20% each year on December 31, 2005 through 2009. Upon either the sale of the company as defined in the agreement or an initial public offering, vesting is accelerated. The other 50% of the Series C common units vest at the end of 2009 if specific criteria tied to internal rates of return are met or based on the increase in the market price of our common stock subsequent to a public offering of our equity. The vesting schedules are shortened for managers who were at least 60 years old as of December 31, 2004, so that the units fully vest by December 31 of the year in which the manager reaches age 65 and at least two vesting periods have been met. We did not recognize compensation expense on the date of grant for the Series B common units because the fair value of the units was equal to or less than the amount each employee was required to pay. The Series C common units are accounted for as restricted stock. We will accrue compensation expense over the vesting periods for the Series C common units based on the fair value on the date of the grant. We determined the fair value on the date of grant of the Series C common units that vest over time to be $8.2 million. We determined the fair value on the date of grant of the Series C common units that vest based on internal rates of return to be $4.2 million. The valuations used to determine the fair values of the Series B and Series C common units were retrospective.

          Approximately $5.5 million of the $18.6 million invested by management was funded by the early payment by OfficeMax of retention bonuses owed to the executives by OfficeMax. In the event an executive voluntarily terminates employment with us, or is involuntarily terminated for disciplinary reasons, prior to October 29, 2005, the executive must repay the bonus to Parent.

16. Segment Information

          We operate our business using five reportable segments: Paper, Packaging & Newsprint, Wood Products, Building Materials Distribution and Corporate and Other. These segments represent distinct businesses that are managed separately because of differing products and services. Each of these businesses requires distinct operating and marketing strategies. Management reviews the performance of the company based on these segments. Historically, OfficeMax conducted the Boise Forest Products Operations in three segments: Boise Building Solutions, Boise Paper Solutions and Corporate and Other. We have recast the financial statements of our predecessor included herein to conform with our current segments. OfficeMax historically allocated the results of Boise Timberlands to each of its Boise Paper Solutions and Boise Building Solutions segments. Since we did not acquire the timberlands operations, they are not included in these financial statements.

          Our Paper segment manufactures and sells uncoated free sheet (including cut-size office papers, commercial printing paper, business forms and envelope papers), a wide range of value-added papers, market pulp and containerboard (corrugating medium). Our value-added grades include bright and colored cut-size office papers and custom-developed specialty papers for such uses as label and release, security and food wrap applications. We sell to end users both directly from our mills and through distribution centers. In 2004, approximately 47% of our uncoated free sheet paper, including about 84% of our office papers, was sold through OfficeMax.

          Our Packaging & Newsprint segment manufactures containerboard (linerboard) and newsprint at our mill in DeRidder, Louisiana. We also operate five corrugated container plants in the Pacific Northwest. The corrugated containers that we manufacture are used to package fresh fruit and vegetables, processed food, beverages and other industrial and consumer products. Our containerboard and corrugated container products are sold by brokers or our own sales personnel. We market our newsprint through Abitibi-Consolidated pursuant to an arrangement whereby Abitibi purchases all of the newsprint we produce, at a price equal to the price at which Abitibi sells newsprint produced at its mills located in the southern United States, less associated expenses and a sales and marketing discount. The newsprint price is verified through a third-party audit.

          Our Wood Products segment manufactures and sells engineered wood products (EWP), comprised of laminated veneer lumber, a high-strength engineered lumber often used in beams; I-joists, a structural support typically used in floors and roofs; and laminated beams. We also produce plywood, dimension lumber and high-quality ponderosa pine lumber, a premium lumber grade sold primarily to manufacturers of specialty wood windows, moldings and doors. Our wood products are used in new residential and light commercial construction and in residential repair and remodeling. Most of these products are sold to independent wholesalers and dealers or through our own wholesale building materials distribution outlets. During 2004, approximately 37% of the wood products we manufactured, including more than 58% of our EWP, were sold to Building Materials Distribution.

          Our Building Materials Distribution segment is a national inventory-carrying wholesale distributor of building materials. We distribute a broad line of building materials, including EWP, oriented strand board, plywood, lumber, siding and general line items such as framing accessories, composite decking, roofing and insulation. We purchase most of these building materials from third parties and market them primarily to customers that resell building materials to professional builders in the residential, light commercial construction and repair-and-remodeling markets.

          Our Corporate and Other segment includes corporate support staff services and related assets and liabilities and foreign exchange gains and losses.

          The segments' profits and losses are measured on operating profits before interest expense and interest income. Specified expenses are allocated to the segments. For many of these allocated expenses, the related assets and liabilities remain in the Corporate and Other segment.

          The segments follow the accounting principles described in Note 1, Summary of Significant Accounting Policies.

          Sales to OfficeMax were $534.8 million during the year ended December 31, 2004. For the period of October 29 through December 31, sales to OfficeMax represented 11% of total sales. In the predecessor periods, sales to OfficeMax were just over 9% of total sales. No other single customer accounted for 10% or more of consolidated trade sales. Export sales to foreign unaffiliated customers were $30.7 million for the period of October 29 through December 31, 2004. For the period of January 1 through October 28, 2004, our predecessor's export sales were $104.0 million, compared with $126.9 million in 2003 and $120.7 million in 2002.

          Our Wood Products segment has a small wood I-joist plant in Canada and a plywood plant in Brazil. Our predecessor had a 47% interest in an oriented strand board plant in Canada, which it sold in May 2004 and which it accounted for under the equity method.

          The following table summarizes net sales and long-lived assets by geography:

	Boise Holdings	Predecessor
	October 29 (inception) through December 31, 2004		Year Ended December 31
		January 1 through October 28, 2004
			2003	2002
		(millions)
Net Sales
United States	$866.4	$4,829.7	$4,619.9	$4,253.5
Foreign	6.3	32.3	33.8	22.8

	$872.7	$4,862.0	$4,653.7	$4,276.3

Long-lived assets
United States	$1,778.0	$2,167.4	$2,384.1	$2,424.6
Foreign	42.3	48.1	40.4	36.4

	$1,820.3	$2,215.5	$2,424.5	$2,461.0

          Segment sales to external customers by product lines are as follows:

	Boise Holdings	Predecessor
	October 29 (inception) through December 31, 2004		Year Ended December 31
		January 1 through October 28, 2004
			2003	2002
	(millions)
Paper
Uncoated free sheet	$195.1	$972.4	$1,096.4	$1,122.7
Containerboard (medium)	1.3	8.4	6.0	7.4
Market pulp and other	22.7	113.6	110.2	112.2

	219.1	1,094.4	1,212.6	1,242.3

Packaging & Newsprint
Containerboard (linerboard)	75.9	339.9	380.4	394.4
Newsprint	38.6	158.2	173.5	155.4
Other	1.5	10.7	17.4	14.2

	116.0	508.8	571.3	564.0

Wood Products
Plywood and veneer	62.0	387.4	401.4	328.3
Engineered wood products	28.9	168.4	160.4	139.8
Lumber	24.1	132.2	151.6	190.3
Particleboard	5.7	42.1	39.3	49.9
Building supplies and other	10.1	60.1	46.3	41.3

	130.8	790.2	799.0	749.6

Building Materials Distribution
Structural panels	88.9	655.0	539.4	336.9
Engineered wood products	61.5	318.6	273.4	214.8
Lumber	117.3	727.3	590.8	589.1
Particleboard	3.4	16.7	15.1	9.6
Building supplies and other	130.5	724.8	629.1	545.7

	401.6	2,442.4	2,047.8	1,696.1

Corporate and Other	5.2	26.2	23.0	24.3

	$872.7	$4,862.0	$4,653.7	$4,276.3

          An analysis of our operations by segment is as follows:

	Boise Holdings
	Sales
					Income (Loss) Before Taxes(a)
	Trade	Related Parties	Intersegment	Total		Depreciation, Amortization and Depletion	EBITDA (a)(d)	Capital Expenditures	Assets
	(millions)
October 29 (inception) through December 31, 2004
Paper	$126.4	$92.7	$11.0	$230.1	$19.0	$8.3	$27.3	$16.5	$1,079.2
Packaging & Newsprint	116.0	—	12.9	128.9	7.3	6.0	13.3	2.8	550.1
Wood Products	130.8	—	69.3	200.1	15.6	3.3	18.9	7.6	456.9
Building Materials Distribution	401.6	—	0.1	401.7	10.1	1.5	11.6	1.1	396.6
Corporate and Other	5.2	—	7.9	13.1	(6.8)	0.9	(5.9)	0.9	615.0
Acquisition of paper and forest products businesses	—	—	—	—	—	—	—	2,196.5	—
Loan to related party	—	—	—	—	—	—	—	157.5	—

	780.0	92.7	101.2	973.9	45.2	20.0	65.2	2,382.9	3,097.8

Intersegment eliminations	—	—	(101.2)	(101.2)	—	—	—	—	(165.7)
Interest expense	—	—	—	—	(22.2)	—	—	—	—
Interest income	—	—	—	—	2.0	—	—	—	—

	$780.0	$92.7	$—	$872.7	$25.0	$20.0	$65.2	$2,382.9	$2,932.1

	Predecessor
	Sales
					Income (Loss) Before Taxes(b)(c)	Depreciation, Amortization and Depletion		Equity in Net Income of Affiliates
	Trade	Related Parties	Intersegment	Total			EBITDA (b)(c)(d)		Capital Expenditures	Assets	Investments in Equity Affiliates(b)
	(millions)
January 1 through October 28, 2004
Paper	$652.4	$442.0	$46.0	$1,140.4	$(35.4)	$118.5	$83.1	$—	$56.2	$1,767.1		$—
Packaging & Newsprint	508.7	0.1	56.8	565.6	(1.2)	34.7	33.5	—	27.1	549.6		—
Wood Products	787.7	2.5	369.7	1,159.9	203.0	23.5	226.5	6.3	41.3	437.9		—
Building Materials Distribution	2,442.4	—	—	2,442.4	78.8	6.1	84.9	—	9.8	442.9		—
Corporate and Other	26.2	—	51.2	77.4	(56.8)	11.0	(45.8)	—	5.8	375.7		—

	4,417.4	444.6	523.7	5,385.7	188.4	193.8	382.2	6.3	140.2	3,573.2		—

Intersegment eliminations	—	—	(523.7)	(523.7)	—	—	—	—	—	(207.7)		—
Interest expense	—	—	—	—	(72.1)	—	—	—	—	—
Interest income	—	—	—	—	0.5	—	—	—	—	—

	$4,417.4	$444.6	$—	$4,862.0	$116.8	$193.8	$382.2	$6.3	$140.2	$3,365.5		$—

Year Ended December 31, 2003
Paper	$781.1	$431.5	$44.5	$1,257.1	$(23.7)	$136.3	$112.6	$—	$84.6	$1,818.1	$
Packaging & Newsprint	571.3	—	66.8	638.1	(15.0)	40.4	25.4	—	36.3	534.6		—
Wood Products	794.1	4.9	316.7	1,115.7	43.5	34.2	77.7	8.7	33.8	450.9		44.2
Building Materials
Distribution	2,047.8	—	—	2,047.8	47.7	7.1	54.8	—	13.6	299.9		—
Corporate and Other	23.0	—	54.9	77.9	(40.1)	11.8	(28.3)	—	6.8	210.9		—

	4,217.3	436.4	482.9	5,136.6	12.4	229.8	242.2	8.7	175.1	3,314.4		44.2

Intersegment eliminations	—	—	(482.9)	(482.9)	—	—	—	—	—	(190.6)		—
Interest expense	—	—	—	—	(92.9)	—	—	—	—	—		—
Interest income	—	—	—	—	0.8	—	—	—	—	—		—
Cumulative effect of accounting change, net of income tax	—	—	—	—	—	—	(4.1)	—	—	—		—

	$4,217.3	$436.4	$—	$4,653.7	$(79.7)	$229.8	$238.1	$8.7	$175.1	$3,123.8		$44.2

Year Ended December 31, 2002
Paper	$833.6	$408.7	$42.8	$1,285.1	$33.9	$140.6	$174.5	$—	$66.5	$1,851.5	$—
Packaging & Newsprint	564.0	—	69.4	633.4	(20.1)	38.5	18.4	—	32.7	540.5	—
Wood Products	746.3	3.3	254.6	1,004.2	1.2	35.9	37.1	(0.6)	27.8	467.5	35.5
Building Materials Distribution	1,696.1	—	—	1,696.1	25.1	7.1	32.2	—	16.6	253.9	—
Corporate and Other	24.3	—	51.8	76.1	(52.5)	11.7	(40.8)	(0.9)	8.6	253.0	—

	3,864.3	412.0	418.6	4,694.9	(12.4)	233.8	221.4	(1.5)	152.2	3,366.4	35.5

Intersegment eliminations	—	—	(418.6)	(418.6)	—	—	—	—	—	(201.6)	—
Interest expense	—	—	—	—	(94.8)	—	—	—	—	—	—
Interest income	—	—	—	—	1.0	—	—	—	—	—	—

	$3,864.3	$412.0	$—	$4,276.3	$(106.2)	$233.8	$221.4	$(1.5)	$152.2	$3,164.8	$35.5

(a)
As a result of the impact of purchase accounting on our inventory values, we recognized an additional $20.2 million of costs in "Materials, labor and other operating expenses" during the period of October 29 through December 31, 2004, in our statement of income (loss) before taxes and in EBITDA.

(b)
Income (loss) before taxes and EBITDA for the period of January 1 through October 28, 2004, includes the following items: (i) $7.1 million of costs incurred in connection with the February 2004 sale of our predecessor's Yakima, Washington, plywood and lumber operations; (ii) $46.5 million pretax gain for the sale of our predecessor's 47% interest in Voyageur Panel in May 2004; (iii) $12.7 million of expense primarily for a one-time retention bonus OfficeMax granted to our employees and (iv) $14.6 million of noncash restricted stock expense.

(c)
Income (loss) before taxes and EBITDA for the year ended December 31, 2003, includes the following items: (i) $14.7 million pretax charge for the write-down of impaired assets at our predecessor's plywood and lumber operations in Yakima, Washington, in December 2003 and (ii) a $3.6 million charge for the early termination of an operating lease used in connection with our predecessor's paper business.

(d)
EBITDA represents segment income (loss) before interest expense, interest income, income tax provision (benefit) and depreciation, amortization and depletion. EBITDA is the primary measure used by our chief operating decision makers to evaluate segment operating performance and to decide how to allocate resources to segments. We believe EBITDA is useful to investors because it provides a means to evaluate the operating performance of our segments and our company on an ongoing basis using criteria that is used by our internal decision makers and because it is frequently used by investors and other interested parties in the evaluation of companies with substantial financial leverage. We believe EBITDA is a meaningful measure because it presents a transparent view of our recurring operating performance and allows management to readily view operating trends, perform analytical comparisons and identify strategies to improve operating performance. For example, we believe that the inclusion of items such as taxes, interest expense and interest income distorts management's ability to assess and view the core operating trends in our segments. EBITDA, however, is not a measure of our liquidity or financial performance under GAAP and should not be considered as an alternative to net income (loss), income (loss) from operations or any other performance measure derived in accordance with GAAP or as an alternative to cash flow from operating activities as a measure of our liquidity. The use of EBITDA instead of net income (loss) or segment income (loss) has limitations as an analytical tool, including the inability to determine profitability, the exclusion of interest expense and interest income and associated significant cash requirements and the exclusion of depreciation, amortization and depletion, which represent significant and unavoidable operating costs, given the level of our indebtedness and the capital expenditures needed to maintain our businesses. Management compensates for these limitations by relying primarily on our GAAP results and by using EBITDA only supplementally. Our measures of EBITDA are not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the methods of calculation. EBITDA also closely tracks, after specified adjustments, the defined term "Consolidated EBITDA" that is the basis for calculating our financial debt covenants and restrictions under our senior credit facilities and the indenture governing our senior floating rate notes and senior subordinated notes. For example, our senior credit facilities and the indenture governing our notes permit us to add to EBITDA payments that are received by us from OfficeMax under the Additional Consideration Agreement, although such payments are treated as a purchase price adjustment rather than income in our financial statements.

17. Commitments and Guarantees

Commitments

          We have commitments for leases and long-term debt that are discussed further in Note 7, Leases, and Note 11, Debt. We also have commitments for raw materials and utilities. Most of our raw material commitments are for contracts to purchase timber. We estimate that we have a contractual obligation for approximately $1.0 billion to purchase timber. This includes the obligations related to the long-term supply agreements entered into in February 2005 in connection with the Timberlands Sale. Under these supply contracts, we have the right to cancel or reduce our commitment in the event of a mill curtailment or shutdown. The price for these contracts is set quarterly or semiannually based on regional market prices. The $1.0 billion estimate is based on contract terms or first quarter 2005 pricing. Our timber obligations are subject to change based on, among other things, the effect of governmental laws and regulations, our manufacturing operations not operating in the normal course of business, timber availability and the status of environmental appeals. Except for deposits required pursuant to wood supply contracts, these obligations are not recorded in our financial statements until contract payment terms take effect.

          We enter into utility contracts for the purchase of electricity and natural gas. We also purchase these services under utility tariffs. The contractual and tariff arrangements include multiple-year commitments and minimum annual purchase requirements. At December 31, 2004, we estimate that we have approximately $118.2 million of utility purchase commitments. These payment obligations were valued at prices in effect on December 31, 2004, or contract language, if available. These obligations represent the face value of the contracts and do not consider resale value as we use the energy to manufacture our products.

          Pursuant to an Additional Consideration Agreement between us and OfficeMax, we may be required to make substantial cash payments to, or receive substantial cash payments from, OfficeMax. Under the Additional Consideration Agreement, the purchase price paid for the paper, forest products and timberland assets may be adjusted upward or downward based on paper prices during the six years following the closing date, subject to annual and aggregate caps. Neither party will be obligated to make a payment under the Additional Consideration Agreement in excess of $45 million in any one year. Payments are also subject to an aggregate cap of $125 million that declines to $115 million in the fifth year and $105 million in the sixth year.

Guarantees

          We provide guarantees, indemnifications and assurances to others, which constitute guarantees as defined under FASB Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.

          Boise Holdings and Timber Holdings (collectively the "Holding Companies") and their respective direct and indirect domestic subsidiaries are parties to a Credit Agreement dated as of October 29, 2004, with JPMorgan Chase Bank, N.A., as Administrative Agent, and certain Lenders named therein and a related Guarantee and Collateral Agreement of the same date (collectively the Bank Credit Agreements). Boise Cascade, L.L.C. (Boise LLC), a wholly owned direct subsidiary of Boise Holdings, acts as borrower under the Bank Credit Agreements for the Tranche B term loan in the amount of $1,330.0 million and a $400.0 million revolving credit facility which had no outstanding balance at December 31, 2004 other than reimbursement obligations in respect of $68.3 million of standby letters of credit issued under the revolving facility. In addition, Boise Land &

Timber Corp., a wholly owned direct subsidiary of Timber Holdings, acts as borrower under the Bank Credit Agreements for the Tranche C term loan in the amount of $1,225.0 million, which was paid in full in February 2005 with the proceeds of the Timberlands Sale. Boise LLC's loans and reimbursement obligations are guaranteed by both Holding Companies and each of their domestic subsidiaries (other than Boise LLC). Prior to the repayment by Boise Land & Timber Corp. of the Tranche C term loan, both Holding Companies and each of their domestic subsidiaries (other than Boise Land & Timber Corp.) also guaranteed such loan.

          Boise LLC and its wholly owned subsidiary, Boise Cascade Finance Corporation, have jointly issued $250.0 million of senior floating-rate notes due in 2012 and $400.0 million of 7.125% senior subordinated notes due in 2014. The senior notes are guaranteed on a senior basis and the subordinated notes on a subordinated basis by the Holding Companies and each of the domestic subsidiaries of the Holding Companies other than Boise LLC and Boise Cascade Finance Corporation, which are the issuers of the notes.

          Boise LLC guarantees the obligations and performance of its wholly owned subsidiary, Boise Cascade do Brasil Ltda., under the terms of timber and stumpage purchase agreements in Brazil. These agreements extend through 2014. Boise LLC's exposure is effectively limited to the loss of its investment in Boise Cascade do Brasil Ltda., which was approximately $34.3 million at December 31, 2004.

          Boise LLC has issued guarantees to a limited number of trade creditors of one or more of its principal operating subsidiaries, Boise Building Solutions Manufacturing, L.L.C., Boise Building Solutions Distribution, L.L.C., Boise White Paper, L.L.C., and Boise Packaging & Newsprint, L.L.C., for trade credit obligations arising in the ordinary course of the business of such operating subsidiaries. This includes guarantees of the obligations of both Boise White Paper, L.L.C., and of Boise Building Solutions Manufacturing, L.L.C., in respect to present and future timber sale agreements and several facility leases entered into by such subsidiaries. We also enter into guarantees of various raw material or energy supply contracts, arising in the ordinary course of business.

          Boise LLC provides credit support for its principal operating subsidiaries in the form of reimbursement or indemnity obligations to the issuers of surety bonds and standby letters of credit supporting obligations of its operating subsidiaries arising in the ordinary course of business to suppliers of goods and services and to government entities regulating such subsidiaries' environmental obligations.

          We enter into a wide range of indemnification arrangements in the ordinary course of business. These include tort indemnifications, tax indemnifications, financing transactions, indemnifications against third-party claims arising out of arrangements to provide services to us and indemnifications in merger and acquisition agreements. It is impossible to quantify the maximum potential liability under these indemnifications. At December 31, 2004, we were not aware of any material liabilities arising from these indemnifications.

18. Legal Proceedings and Contingencies

Legal Proceedings

          We have retained responsibility for a small number of claims and litigation matters that arose prior to the Acquisition in the ordinary course of business. There are currently no material legal proceedings pending against us. Additionally, OfficeMax has agreed to retain all claims and litigation not explicitly assumed by us pursuant to the Acquisition, including all litigation with respect to asbestos claims.

Environmental Contingencies

          OfficeMax retains responsibility for environmental liabilities incurred with respect to businesses, facilities and other assets not purchased by us in connection with the Acquisition, and indemnifies us for hazardous substance releases and other environmental regulatory violations related to our business that occurred prior to the closing of the Acquisition or arise out of pre-closing operations. However, OfficeMax may not have sufficient funds to satisfy in full its indemnification obligations when required, and, in some cases, we may not be entitled to indemnification under the asset purchase agreement.

19. Quarterly Results of Operations (unaudited)

	Predecessor				Boise Holdings
	2004				October 29 (inception) through December 31, 2004(d)
	First Quarter(a)	Second Quarter(b)	Third Quarter	October 1 through October 28(c)
	(millions)
Net sales	$1,308.0	$1,531.6	$1,559.3	$463.1	$872.7
Income (loss) from operations	18.6	51.4	79.9	(15.2)	44.0
Net income (loss)	2.1	46.5	35.2	(14.3)	24.7
	Predecessor
	2003
	First Quarter	Second Quarter	Third Quarter(e)	Fourth Quarter(f)
	(millions)
Net sales	$1,026.9	$1,134.4	$1,284.0	$1,208.4
Income (loss) from operations	(22.8)	(5.6)	31.3	(1.9)
Income (loss) before cumulative effect of accounting change	(28.1)	(15.5)	13.2	(12.8)
Net income (loss)	(32.3)	(15.5)	13.2	(12.8)

(a)
Included $7.1 million of costs incurred in connection with our predecessor's sale of the Yakima, Washington, plywood and lumber operations.

(b)
Included a $46.5 million pretax gain for the sale of our predecessor's 47% interest in Voyageur Panel in May 2004 (see Note 4).

(c)
Included $12.7 million of expense primarily for a one-time retention bonus OfficeMax granted to our employees.

  Included $14.6 million of noncash restricted stock expenses.

(d)
Included $20.2 million of noncash inventory purchase price adjustments in connection with the Acquisition.

(e)
Included a net $7.2 million one-time tax benefit related to a favorable tax ruling, net of changes in other tax items.

  Included a $3.6 million charge for the early termination of an operating lease used in connection with our predecessor's paper business.

(f)
Included a $14.7 million pretax charge for the write-down of impaired assets at our predecessor's plywood and lumber operations in Yakima, Washington (see Note 4).

20. Subsequent Event (unaudited)

          On April 18, 2005, we amended and restated our senior credit facilities (the Facilities). These Facilities consist of an $840.0 million Tranche D term loan and a $475.0 million revolving credit facility. In connection with this transaction, we repaid all amounts outstanding under our Tranche B term loan. We are required to make scheduled principal payments on the Tranche D term loan in the amount of $6.3 million in 2005 and $8.4 millon in each of 2006 through 2009. The Tranche D term loan matures on October 28, 2011. Borrowings under the amended and restated credit facility are based on the prime rate, the Fed Funds Effective Rate plus 50 basis points, or the London Interbank Offering Rate (LIBOR) plus 175 basis points. At April 18, 2005, our borrowing under the new term loan was at a rate of 4.7%. The maturity of the revolving credit facility did not change as a result of this amendment and restatement. We could no longer treat certain interest rate swaps as hedges as of March 31, 2005 due to our decision to enter into the Facilities. As a result, the swaps were required to be revalued at fair value, with the change in fair value recognized in our statement of income (loss) in the first quarter of 2005. On April 28, 2005, these interest swaps were redesignated as hedges of the cash flow risk from the LIBOR-based variable interest payments on term loans borrowed under our credit facilities. As a result of the accounting treatment of these hedges, we will recognize $15.2 million of noncash income in the first quarter of 2005 and $5.3 million of noncash expense in the second quarter of 2005. The net $9.9 million of income recognized during these periods will result in higher interest expense over the remaining life of the interest rate swaps.

          In addition, the Facilities permit us to pay dividends equal to 50% of consolidated net income, as defined in the credit agreement, that accumulated since October 29, 2004. If consolidated net income is less than $70.0 million, the agreement permits the payment of up to $35.0 million in dividends. The Facilities also allow us to pay the dividends contemplated as a result of the initial public offering of our Class A common stock (see Note 21).

21. Pro Forma Adjustments (unaudited)

          For the period October 29 through December 31, 2004, we operated as a limited liability company. The unaudited pro forma data set forth on our Statement of Income (Loss) assume we operated as a C corporation during this period, and reflect the following adjustments to give pro forma effect for the anticipated inital public offering of our Class A common stock (the offering).

          The unaudited pro forma income data presents the pro forma effects of applying a provision for income taxes to historical net income. Such provision reflects the income taxes had we been taxed as a C corporation for the period of October 29 through December 31, 2004. The effective tax rate is 38.5%. The pro forma provision for income taxes varies from the amount that would be provided by applying the statutory federal rate. The primary reason for the difference is the effect of state income taxes. The predecessor financial statements were already taxed at rates applicable to a C Corporation and no pro forma adjustments are required.

          Pro forma net income per share is based on the weighted average shares of common stock and stock equivalents outstanding, including actual shares outstanding, shares deemed to be outstanding and the dilutive effect of shares issuable under our equity compensation plans. The shares deemed to be outstanding represent the number of shares, assuming an initial public offering price of $25.00, being offered by us sufficient to (1) redeem all of our outstanding preferred stock from OfficeMax, in the amount of $37.6 million ($38.0 million as of May 23, 2005); (2) pay a special one-time dividend on our Class B common stock, all of which is held by our existing stockholders, in the amount of approximately $76.9 million ($75.2 million as of May 23, 2005), reduced by a portion of pro forma net income of $54.3 million for the period from October 29, 2004 (inception) through March 31, 2005, which is assumed to be used to fund a portion of the dividend in accordance with SEC rules and regulations.

          After the completion of this offering, we will have two classes of common stock outstanding—Class A common stock and Class B common stock. The shares sold in this offering will be shares of Class A common stock. Our existing stockholders will hold all of the shares of Class B common stock, which will enable them to receive (1) the Special Dividend, (2) a cash dividend with any proceeds from the underwriters' over-allotment option and (3) a stock dividend, assuming the underwriters' over-allotment option is not exercised in full. Except for these additional dividends in conjunction with the offering and the right of the holders of Class B common stock to consent to any changes to our governing documents that would adversely affect the Class B common stock, both classes of our common stock will be identical, including with respect to voting rights and rights to future dividends declared by our Board of Directors. Further, each share of Class B common stock may be converted into a share of Class A common stock at any time at the option of the holder and will be automatically converted upon the conversion of a majority of the Class B common stock.

Paper: Uncoated Free Sheet Rolls

Paper: International Falls Facility

Wood Products: Laminated Veneer Lumber

VERSA-LAM

Building Materials Distribution: Forklift Loading Versa-Lam

          No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

          Through and including                        , 2005 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

16,000,000 Shares

Boise Cascade Company

Class A Common Stock

Goldman, Sachs & Co.

JPMorgan

Lehman Brothers

Deutsche Bank Securities

Banc of America Securities LLC

Credit Suisse First Boston

UBS Investment Bank

Harris Nesbitt

TD Securities

Calyon Securities (USA) Inc.

Rabo Securities USA, Inc.

Wells Fargo Securities

 PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

          Set forth below is an estimate (except in the case of the Securities and Exchange Commission registration fee, NASD filing fee and New York Stock Exchange listing fee) of the amount of fees and expenses, other than underwriting discounts, to be paid by us in connection with the issuance and distribution of the securities being registered hereby.

Securities and Exchange Commission registration fee	$56,308
NASD filing fee	58,000
New York Stock Exchange listing fee	250,000
Blue Sky fees and expenses (including attorneys' fees and expenses)	25,000
Printing expenses	750,000
Accounting fees and expenses	1,000,000
Transfer agent's fees and expenses	25,000
Legal fees and expenses	2,500,000
Miscellaneous fees and expenses	449,808

Total	$5,114,116

Item 14. Indemnification of Directors and Officers.

  General Corporation Law

          We will be incorporated under the laws of the State of Delaware. Section 145 ("Section 145") of the Delaware General Corporation Law, as the same exists or may hereafter be amended (the "General Corporation Law"), inter alia, provides that a Delaware corporation may indemnify any person who was, is or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that the person is or was an officer, director, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, provided the person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful. A Delaware corporation may indemnify any person who was, is or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit, provided the person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests, provided that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where a present or former director or officer is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against expenses (including attorneys' fees) which such director or officer has actually and reasonably incurred.

          Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

  Amended and Restated Certificate of Incorporation and By-Laws

          Our amended and restated certificate of incorporation and our by-laws will provide for the indemnification of officers and directors to the fullest extent permitted by the General Corporation Law.

  Liability Insurance

          Our directors and officers are covered by insurance policies maintained by us against certain liabilities for actions taken in their capacities as such, including liabilities under the Securities Act. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  Underwriting Agreement

          The Underwriting Agreement (filed as Exhibit 1.1 to the Registration Statement) provides for the indemnification of our directors and officers in certain circumstances against certain liabilities, including liabilities arising under the Securities Act.

Item 15. Recent Sales of Unregistered Securities.

          Boise Cascade Holdings, L.L.C. was formed in September 2004. Since the date of our formation, we have issued the following securities without registration under the Securities Act:

(1)
On October 29, 2004, we issued 66 million of our Series A Common Units and 109 million of our Series B Common Units to OfficeMax Incorporated for aggregate cash consideration of $96,428,571 and 440 million of our Series B Common Units to Forest Products Holdings, L.L.C. for aggregate cash consideration of $242,448,980 in a transaction exempt from registration under the Section 4(2) of the Securities Act as a transaction not involving a public offering. In connection with their investment, each of OfficeMax and FPH represented to us that it was acquiring the securities for its account for the purpose of investment and not with a view to the distribution or resale thereof, that it had such knowledge and experience in financial and business matters that it was capable of evaluating the merits and risks of purchasing the securities, that it understood that the securities were not being registered under the Securities Act and therefore could not be sold or otherwise disposed of without registration under the

  Securities Act and the stock certificate evidencing such securities bears a legend to the effect of the foregoing.

(2)
On October 29, 2004, Boise Cascade Company issued guarantees with respect to the $250 million in aggregate principal amount of Senior Floating Rate Notes due 2012 and $400 million in aggregate principal amount of 7 1/8% Senior Subordinated Notes due 2014 issued by its subsidiaries, Boise Cascade, L.L.C. and Boise Cascade Finance Corporation. These notes were issued to J.P. Morgan Securities Inc., Lehman Brothers Inc., Deutsche Bank Securities Inc. and Goldman, Sachs & Co.,as initial purchasers, in a transaction exempt from registration under the Section 4(2) of the Securities Act as a transaction not involving a public offering. In connection with the purchase, each of the initial purchasers represented to us that it was a qualified institutional buyer ("QIB") within the meaning of Rule 144A and an accredited investor within the meaning of Rule 501(a) under the Securities Act and that it had not solicited offers by means of any form of general solicitation or general advertising within the meaning of Rule 502(c) of Regulation D under the Securities Act or in any manner involving a public offering within the meaning of Section 4(2) of the Securities Act. The notes were resold by the initial purchasers by such initial purchasers pursuant to Rule 144A and Regulation S. The initial purchasers represented to us that they had not offered, and would not, offer or sell the securities to any person other persons whom they reasonably believed to be QIBs or in accordance with Regulation S. A commission of 2.50% was paid to the initial purchasers.

(3)
On December 10, 2004, we issued 35,600,120 of our Series C Common Units to Forest Products Holdings, L.L.C. in a transaction exempt from registration under Section 4(2) of the Securities Act as a transaction not involving a public offering. Such units were issued to FPH pursuant to the terms of our LLC agreement to prevent dilution of FPH's interest in Boise Cascade Holdings, L.L.C. that would otherwise be caused by FPH's issuance of equity to members of our management.

(4)
On May 9, 2005, Boise Cascade Holdings, L.L.C. converted from a Delaware limited liability company to a Delaware corporation and, in connection therewith, changed its name to Boise Cascade Corporation. In connection with this conversion, we issued 66,000,000 shares of our Series A preferred stock to OfficeMax Incorporated in exchange for 66,000,000 Series A common units of Boise Cascade Holdings, L.L.C.; 8,202,758 shares of our Class B Common Stock to OfficeMax Incorporated in exchange for 109,000,000 Series B common units of Boise Cascade Holdings, L.L.C.; 33,112,050 shares of our Class B common stock to Forest Products Holdings in exchange for 440,000,000 Series B common units of Boise Cascade Holdings, L.L.C.; and 2,679,075 shares of our Class C common stock to Forest Products Holdings in exchange for 35,600,120 shares of Series C common units of Boise Cascade Holdings, L.L.C. This transaction was exempted from registration under Section 3(a)(9) of the Securities Act.

Item 16. Exhibits and Financial Statement Schedules.

      •        Exhibits

        Reference is made to the attached Exhibit Index.

      •        Financial Statement Schedules

        All other schedules for which provision is made in the applicable accounting regulations of the Commission are not required under the related instructions, are inapplicable or not material, or the information called for thereby is otherwise included in the financial statements and therefore has been omitted.

Item 17. Undertakings.

          The undersigned registrant hereby undertakes as specified in the underwriting agreement to provide to the underwriters at closing certificates in such denominations and registered in such names as requested by the underwriters to permit prompt delivery to each purchaser.

          The undersigned registrant hereby undertakes:

          For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, Boise Cascade Company has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boise, State of Idaho, on May 17, 2005.

Boise Cascade Company
By:	/s/ W. THOMAS STEPHENS W. Thomas Stephens Chairman and Chief Executive Officer

          Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 6 to Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated:

Signatures	Capacity	Dates

/s/ W. THOMAS STEPHENS W. Thomas Stephens	Chairman and Chief Executive Officer, Director (Principal Executive Officer)	May 17, 2005
/s/ THOMAS E. CARLILE Thomas E. Carlile	Chief Financial Officer (Principal Financial Officer)	May 17, 2005
/s/ SAMUEL K. COTTERELL Samuel K. Cotterell	Vice President and Controller (Chief Accounting Officer)	May 17, 2005
* Samuel M. Mencoff	Director
* Thomas S. Souleles	Director
* Christopher J. McGowan	Director
* Zaid F. Alsikafi	Director
John W. Madigan	Director

*
The undersigned, by signing his name hereto, does sign and execute this Amendment No. 6 to the Registration Statement pursuant to the Power of Attorney executed by the above-named officers and directors of Boise Cascade Company and previously filed with the Securities and Exchange Commission.

/s/ W. THOMAS STEPHENS W. Thomas Stephens Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Description
1.1	Form of Underwriting Agreement.*
2.1
Purchase Agreement, dated as of July 26, 2004, by and among OfficeMax Incorporated (f/k/a Boise Cascade Corporation) ("OfficeMax"), Boise Southern Company, Minidoka Paper Company, Forest Products Holdings, L.L.C. ("Forest Products") and Boise Land & Timber Corp. ("Timber Corp."), as amended by that certain First Amendment to Purchase Agreement, dated as of October 23, 2004 and that certain Second Amendment to Purchase Agreement, dated as of October 28, 2004.*
2.2	Purchase and Sale Agreement, dated December 21, 2004, by and among Timber Corp., Boise Cascade, L.L.C., Meriwether Investments LLC, Forest Products and Forest Capital Partners, LLC.*
2.3	Certificate of Conversion together with Certificate of Incorporation.
2.4	Form of Exchange Agreement.
3.1	Amended and Restated Certificate of Incorporation.*
3.2	Amended and Restated By-Laws.
4.1	Form of certificate of Class A Common Stock of Boise Cascade Company.*
4.2
Indenture, dated as of October 29, 2004, by and among Boise Cascade, L.L.C., Boise Cascade Finance Corporation ("Boise Finance"), Boise Cascade Holdings, L.L.C. ("Boise Holdings"), as Guarantor, the other guarantors named therein and U.S. Bank National Association.*
4.3	Senior Note Registration Rights Agreement, dated October 29, 2004, by and among Boise Cascade, L.L.C., Boise Finance, the guarantors listed thereto and the initial purchasers named therein.*
4.4
Senior Subordinated Note Registration Rights Agreement, dated October 29, 2004, by and among Boise Cascade, L.L.C., Boise Finance, the guarantors listed thereto and the initial purchasers named therein.*
5.1	Opinion of Kirkland & Ellis LLP.
10.1	Additional Consideration Agreement, dated as of October 29, 2004, by and between OfficeMax and Boise Cascade, L.L.C.*
10.2
Amended and Restated Paper Purchase Agreement, dated as of April 28, 2004, by and among Boise Paper, L.L.C., Boise Cascade Office Products Corporation d/b/a/ Boise Office Solutions and OfficeMax (together with the Assignment Assumption and Consent Agreement, dated as of October 29, 2004, by and among OfficeMax, Boise White Paper, L.L.C., OfficeMax Contract, Inc. and OfficeMax North America, Inc.).*†
10.3	Mutual Administrative Services Agreement, dated as of October 29, 2004, by and between OfficeMax and Forest Products.*
10.4	Boise Cascade Aviation Operation Agreement, dated as of October 29, 2004, by and between OfficeMax and Boise Cascade Aviation, L.L.C.*
10.5	Registration Rights Agreement for Boise Holdings, dated as of October 29, 2004, by and among Boise Holdings, Forest Products and OfficeMax.*
10.6
Credit Agreement, dated as of October 29, 2004, by and among Boise Holdings, Boise Cascade, L.L.C., Boise Land & Timber Holdings Corp. ("Timber Holdings"), Timber Corp., the lenders party thereto and JPMorgan Chase Bank, N.A. ("JPMorgan").*

10.7	Amendment and Restated Agreement, dated as of April 18, 2005, by and among Boise Holdings, Timber Holdings, Timber Corp., the lenders party thereto and JPMorgan.*
10.8	Reaffirmation Agreement, dated as of April 18, 2005, by and among Boise Holdings, Timber Holdings, Timber Corp., the lenders party thereto and JPMorgan.*
10.9
Guarantee and Collateral Agreement, dated as of October 29, 2004, by and among Boise Holdings, Boise Cascade, L.L.C., Timber Holdings, Timber Corp., certain of the subsidiaries of Boise Cascade L.L.C., and Timber Corp. as identified therein and JPMorgan.*
10.10	Promissory Note, dated as of October 29, 2004, in the original principal amount of $218,670,457.08 made by Timber Corp. in favor of Boise Cascade L.L.C.*
10.11	Promissory Note, dated as of February 4, 2005, in the original principal amount of $264,798,660.05 made by Boise Cascade, L.L.C. in favor of Timber Corp.*
10.12
Installment Notes, dated as of October 29, 2004, in the original principal amount of $1,635,000,000, made by Boise Land & Timber, L.L.C. and Boise Land & Timber II, L.L.C., each a wholly-owned subsidiary of Timber Corp., in favor of each of the Company and Boise Southern Company.*
10.13	Employment Agreement, dated October 29, 2004, between Boise Cascade, L.L.C and W. Thomas Stephens.*
10.14	Form of Executive Officer Severance Agreement by and between the Company and each of Miles A. Hewitt, Karen E. Gowland, Judith M. Lassa, Wayne M. Rancourt and Robert E. Strenge.*
10.15	Form of Executive Officer Severance Agreement by and between the Company and each of John W. Holleran, Stanley R. Bell, Thomas E. Carlile and Thomas A. Lovlien.*
10.16	Boise Cascade, L.L.C. Supplemental Pension Plan.*
10.17	Boise Cascade, L.L.C. Supplemental Early Retirement Plan for Executive Officers.*
10.18	Boise Cascade, L.L.C. 2004 Incentive Award Plan.*
10.19	Boise Cascade, L.L.C. 2004 Deferred Compensation Plan.*
10.20	Boise Cascade, L.L.C. Supplemental Life Plan.*
10.21	Boise Cascade, L.L.C. Supplemental Healthcare Plan for Executive Officers.*
10.22	Description of Annual Incentive Awards with respect to 2004 Incentive and Performance Plan.*
10.23	Form of Boise Cascade Company Incentive and Performance Plan.*
10.24	Form of Annual Incentive Award Agreements with respect to 2005 Incentive and Performance Plan.*
10.25	Management Equity Agreement, dated November 29, 2004, by and between Forest Products and each of the persons listed on the signature pages thereto.*
10.26
Form of Amended and Restated Going Public Agreement, by and among Boise Cascade Company, Boise Land & Timber Holdings Corp., OfficeMax Incorporated, Kooskia Investment Corporation Forest Products Holdings, L.L.C.
10.27	Form of Indemnification Agreement by and between the Company and each of its executive officers and directors.*
21.1	Subsidiaries of the registrant.*

23.1	Consents of KPMG LLP, an Independent Registered Public Accounting Firm.
23.2	Consent of Kirkland & Ellis LLP (included in Exhibit 5.1).
24.1	Power of Attorney.*

*
Filed previously.

†
Certain information in this exhibit has been omitted and filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request under Rule 406 of the Securities Act of 1933, as amended.

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PROSPECTUS SUMMARY
Our Company
Our Competitive Strengths
Our Strategy
Our Challenges
Our Industry
Principal Stockholder
General
Summary Historical and Unaudited Pro Forma Financial Data
RISK FACTORS
Risks Related to Our Business
Risks Relating to this Offering
FORWARD-LOOKING STATEMENTS
INDUSTRY AND MARKET DATA
REORGANIZATION AS A CORPORATION
USE OF PROCEEDS
DIVIDEND POLICY AND RESTRICTIONS
DILUTION
CAPITALIZATION
UNAUDITED PRO FORMA FINANCIAL DATA
NOTES TO UNAUDITED PRO FORMA CONDENSED FINANCIAL DATA
SELECTED HISTORICAL FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
INDUSTRY
BUSINESS
MANAGEMENT
Salaried Pension Plan Table
PRINCIPAL STOCKHOLDERS
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
DESCRIPTION OF CERTAIN DEBT
DESCRIPTION OF CAPITAL STOCK
MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES
SHARES ELIGIBLE FOR FUTURE SALE
UNDERWRITING
VALIDITY OF CLASS A COMMON STOCK
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
BOISE CASCADE HOLDINGS, L.L.C. UNAUDITED CONSOLIDATED BALANCE SHEETS
BOISE CASCADE HOLDINGS, L.L.C. UNAUDITED CONSOLIDATED BALANCE SHEETS (Continued)
BOISE CASCADE HOLDINGS, L.L.C. UNAUDITED CONSOLIDATED STATEMENTS OF INCOME
BOISE CASCADE HOLDINGS, L.L.C. UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
BOISE CASCADE HOLDINGS, L.L.C. UNAUDITED CONSOLIDATED STATEMENT OF CAPITAL
BOISE CASCADE HOLDINGS, L.L.C. NOTES TO UNAUDITED QUARTERLY CONSOLIDATED FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm
Report of Independent Registered Public Accounting Firm
BOISE CASCADE HOLDINGS, L.L.C. CONSOLIDATED BALANCE SHEETS
BOISE CASCADE HOLDINGS, L.L.C. CONSOLIDATED STATEMENTS OF INCOME (LOSS)
BOISE CASCADE HOLDINGS, L.L.C. CONSOLIDATED STATEMENTS OF CASH FLOWS
BOISE CASCADE HOLDINGS, L.L.C. CONSOLIDATED STATEMENTS OF CAPITAL
BOISE CASCADE HOLDINGS, L.L.C. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
EXHIBIT INDEX